Raiffeisen
INTERNATIONAL
Member of RZB Group



Central and Eastern Europe à la carte.

Annual Report 2006





Dear Shareholder,

Reading annual reports is rarely a pleasure – even if the facts and figures contained in them are good news. They also tend to be retrospective in nature, i.e. reviewing past events rather than looking ahead. While we can look back on an excellent 2006, we are currently focusing all our efforts on achieving good results for 2007 and the years to come.

I am convinced that *joie de vivre* and the ability to savor the finer things in life are key characteristics of good managers. For this reason, we have decided that this review should not only report on events in 2006, but also inspire you with a culinary tour of the highlights of Central and Eastern European cuisine.

As someone who regularly has the opportunity and privilege to try the culinary delights of the region, I hope that this annual report whets your appetite both for the potential of Central and Eastern Europe and for the cuisine of this, Europe's fastest growing zone.

Bon appetit!

Herbert Stepic

Raiffeisen
INTERNATIONAL
Member of RZB Group

Central and Eastern Europe à la carte.

Annual Report 2006

Survey of key data

Raiffeisen International Group Monetary values are in € mn	2006 incl. one-offs[1]	2006 excl. one-offs[1]	Change excl. one-offs[1]	2005	2004	2003	2002
Income Statement							
Net interest income after provisioning	1,455	1,455	40.6%	1,035	666	476	344
Net commission income[2]	933	933	53.8%	607	441	333	234
Trading profit[2]	175	175	73.1%	101	78	122	100
General administrative expenses	(1,694)	(1,694)	45.7%	(1,163)	(823)	(659)	(510)
Profit before tax	1,480	891	56.7%	569	341	277	175
Profit after tax	1,274	686	49.2%	460	270	227	136
Consolidated profit (after minorities)	1,182	594	55.3%	382	209	179	104
Balance sheet							
Loans and advances to banks	8,202	8,202	41.6%	5,794	4,779	3,521	2,719
Loans and advances to customers	35,043	35,043	41.8%	24,714	16,242	11,707	8,240
Deposits from banks	13,814	13,814	35.0%	10,236	6,620	5,320	2,909
Deposits from customers	33,156	33,156	33.2%	24,890	18,169	12,083	9,365
Equity (incl. minorities and profit)	4,590	4,590	40.1%	3,277	2,177	1,379	1,145
Balance-sheet total	55,867	55,867	37.3%	40,695	28,907	20,063	14,381
Key ratios							
Return on equity (ROE) before tax	45.4%	27.3%	5.5 PP	21.8%	22.2%	24.1%	19.9%
Return on equity (ROE) after tax	39.1%	21.0%	3.4 PP	17.6%	17.6%	19.8%	15.4%
Consolidated return on equity	42.6%	21.4%	4.2 PP	17.2%	17.0%	19.4%	13.8%
Cost/income ratio	59.1%	59.1%	(2.5) PP	61.6%	63.5%	64.7%	70.3%
Return on assets (ROA) before tax	3.15%	1.90%	0.22 PP	1.68%	1.40%	1.61%	1.36%
Net provisioning ratio (risk weighted assets)	0.97%	0.97%	0.16 PP	0.81%	0.98%	0.86%	0.69%
Risk/earnings ratio	17.5%	17.5%	3.6 PP	13.9%	17.1%	15.5%	12.6%
Bank specific information[3]							
Basis of assessment (incl. market risk)	41,052	41,052	37.2%	29,914	19,638	12,802	9,283
Total own funds	4,513	4,513	53.6%	2,938	2,359	1,463	1,071
Own funds requirement	3,284	3,284	37.2%	2,393	1,571	1,024	743
Excess cover	37.5%	37.5%	14.7 PP	22.8%	50.2%	42.8%	44.2%
Core capital ratio (Tier 1), banking book	9.8%	9.8%	0.8 PP	9.0%	11.8%	10.0%	10.8%
Core capital ratio (Tier 1), incl. market risk	9.0%	9.0%	1.0 PP	8.0%	10.1%	9.4%	9.8%
Own funds ratio	11.0%	11.0%	1.2 PP	9.8%	12.0%	11.4%	11.5%
Stock data							
Earnings per share in €	8.29	4.17	1.38	2.79	1.93	1.79	1.04
Price on 31 Dec. in €	115.51	115.51	107.9%	55.55			
High (closing price) in €	115.51	115.51	94.5%	59.40			
Low (closing price) in €	55.20	55.20	40.6%	39,25[4]			
Number of shares outstanding (31 Dec. in mn)	142.77	142.77	-	142.77			
Market capitalisation (31 Dec.)	16,492	16,492	107.9%	7,931			
Proposed dividend per share in €	0.71	0.71	0.26	0.45			
Resources							
Number of staff on balance-sheet date	52,732	52,732	20.9%	43,614	22,851	18,386	13,478
Business outlets	2,848	2,848	16.6%	2,443	916	722	604

1 One-off effect due to the sale of Raiffeisenbank Ukraine and the stake in Bank TuranAlem.
2 The shift from trading to commission income has been made retroactively for 2002-2005, see page 127.
3 Calculated according to the Austrian Banking Act (Bankwesengesetz, BWG). Raiffeisen International as part of the RZB-Group is not subject to the Austrian Banking Act.
4 25 April (IPO) until 31 December

Contents

Central and Eastern Europe à la carte. 4

Preface by the Chairman of the Managing Board 44
The Managing Board of Raiffeisen International 46
Preface and report of the Supervisory Board 48
Overview of Raiffeisen International 50
Interview with Herbert Stepic, Chairman of the Managing Board 52
Stock of Raiffeisen International & Corporate Governance 55

Group Management Report
General economic environment 62
Banking sector development in CEE 64
Highlights of financial year 2006 65
Summary of consolidated performance 67
Detailed review of items in the income statement 71
Balance sheet development 76
Development of equity 78
Risk Management 80
Operations and IT 83
Human Resources 85
Outlook for 2007 88

Segment Reports 90
Central Europe 92
Southeastern Europe 96
CIS 100

Consolidated Financial Statements
Income statement 104
Profit development 105
Balance sheet 106
Statement of changes in equity 107
Cash flow statement 109
Notes 111
Unqualified auditor's report 182
List of fully consolidated companies 184

Glossary 186

Addresses and Contacts 188


ESTONIA
SWEDEN
LATVIA
DENMARK
LITHUANIA
Vilnius
Minsk
BELARUS
Warsaw
GERMANY
POLAND
Kiev
Prague
CZECH REPUBLIC
SLOVAKIA
Vienna
Bratislava
MOLDOVA
AUSTRIA
Budapest
HUNGARY
ROMANIA
Ljubljana
SLOVENIA
Zagreb
ITALY
Belgrade
Bucharest
Sarajevo
SERBIA
BOSNIA AND
HERZEGOVINA
Pristina
Sofia
BULGARIA
MONTENEGRO
KOSOVO
Tirana
MACEDONIA
GREECE
ALBANIA


UKRAINE
KAZAKHSTAN
GEORGIA
AZERBAIJAN
ARMENIA
IRAN
TURKEY

The typical foods of any country always reflect its history, traditions and social development. As the saying goes:

"If you want to a country well, have to become with its cuisine.

get to know you first acquainted

"

Throughout the world, the tastes and consistencies of the local foods convey an idea of the way the people approach life. That is why we have created this presentation of selected culinary delicacies from the markets we serve.
You are certain to be astonished by the wealth of ideas and the culinary diversity.

Join us in exploring the fascinating world of *pierogi, sarma, borsch* and *tarator* as you broaden your culinary horizons. Raiffeisen was a pioneer in many of the financial markets of Central and Eastern Europe.
With us, you can also be a pioneer in the exploration of these culinary worlds.



Grilled scampi with a lemon and olive oil sauce
Ingredients for 4 portions: 20 scampi (king prawns), 3 lemons, olive oil, salt and pepper.

Grill the scampi whole. Halve the lemons and place them on the grill for several minutes. Squeeze the lemons while still warm, add the olive oil, salt and pepper to the lemon juice and stir. Sprinkle the scampi with the sauce and serve.



Croatia: *Hardly a Hot Tip Anymore.*

Croatia is often described as the new Côte d'Azur. Those in the know rave about the historical architecture of the coastal cities, the barren, rocky landscapes, the vineyards and the great diversity of the coastal regions. But Croatian-Mediterranean cuisine is equally impressive.

Chefs in coastal areas can draw on an extremely wide range of ingredients. They can choose, for example, from sardines, sea wolf, sea bream and spiny lobster, all of which were still in the water only hours earlier. Other sea-dwellers, such as clams, head straight for the soup kettle. *Brudet* is the name of the local version of the fish soup prepared along the Mediterranean coast of France as *bouillabaisse*. The addition of vinegar, however, lends *brudet* a sour note unknown in its southern French relative. Once again, the preparation varies greatly by region. If you've first tasted *brudet* in Split, you won't recognize it in Zadar or Šibenik, where the vegetables, spices and fish varieties are different.

The best fish come from the Gulf of Kvarner, where they have an optimal habitat, and this good life leaves a wonderful taste behind, even after they've landed on your plate. Gourmets generally agree: the scampi and sole from the Gulf of Kvarner are so delicious that it would be worth traveling much farther than Croatia to enjoy the taste.



Slovenia: Multicultural Central Europe.

Pasta, strudel, goulash – where are we? Most likely in a Slovenian restaurant or home, where the culinary spirit and taste of Central Europe are more evident than almost anywhere else. There's a bit of Austrian Baroque, the clear air of the mountains and the azure of the sea, all spiced with the lightness of Italy. And, of course, a dash of Hungary is thrown in for good measure.

The recipes found at this crossroads of European culture are well-suited to the international palate. Here, for example, is a strudel recipe from the year 1860: "Take a sunny day on which the wind is silent, a quiet hour in which the children are silent, a contented housewife whose husband is silent, two sensitive hands, lots of love, a bucket of patience and a dash of happiness."

This is the very strudel that Slovenes love to eat, boiled or baked, filled with salty or sweet ingredients. Slovenian strudel culture reaches its apogee with the *gibanica*, a creation with four different layers: poppy seeds, apples, curd cheese and nuts. Traditionalists, by the way, insist on *struklji*. It is made of buckwheat flour, the way grandma used to.



Gibanica (sweet strudel)

Ingredients for 4-6 portions: For the dough: 320g of flour, 200ml of vegetable oil, 200ml of lukewarm water and salt. For the nut filling: 300g of walnuts, 100g of sugar, 1 pack of vanilla sugar and a little rum. For the curd filling: 400g of curd, 100g of sugar and 80g of raisins. For the apple filling: 500g of grated apple, 100g of sugar and a little cinnamon. For the poppy seed filling: 200g of poppy seed, 100g of sugar and a little cinnamon. For the sour cream mixture: 700ml of sour cream and 2 eggs. 200g of butter.

Sieve the flour into a bowl and form a depression in the middle into which the oil, water and a pinch of salt are added before rapidly kneading to form a pastry-like mixture. Make eight small patties and coat them with oil. Put them on a floured wooden board, cover and allow to stand for 30 minutes. Mix the ingredients for the various fillings in separate bowls. Having been allowed to stand, take each of the patties separately and roll out thinly on the floured wooden board. Cut the pastry to fit in a single layer into a baking dish greased with butter. Sprinkle on a little melted butter and add a further layer of pastry. Cover with half of the nut filling and sprinkle on some of the sour cream and egg filling before adding another layer of pastry. Add half of the curd filling and cover with another layer of pastry. Then sprinkle on a layer of the poppy seed filling followed by some of the sour cream mixture and yet another layer of pastry. This is followed by a layer of the apple filling covered with a little butter and some of the sour cream and egg mixture – also covered with a layer of pastry. Repeat all of the above layers again and then cover the finished gibanica with a final layer of pastry. Sprinkle on a little butter and the remaining sour cream mixture. Bake in a pre-heated oven for 80 minutes at 180°C.



Hungary: The Sine Qua Non is Paprika.

Goulash is a classic example of a dish that serves as a satisfying main course or a snack between meals. But it is also responsible for an almost Babylonian confusion of tongues. Austrians who travel to Hungary for the first time and order *goulash* are surprised to be served soup instead of the dish they would expect at home: cubed meat in a thick sauce with lots of stewed onions.

What most non-Hungarians mean when they say *goulash* has a different name in Hungary itself: *pörkölt* or *paprikás*. But the latter does, at least, lead us to one of the most important ingredients in Hungarian cuisine: paprika. The spiciness and color of this red powder made from ripe red peppers by drying and grinding them provide the taste and hue of a classic goulash sauce.

Hungarians assess the quality of paprika with the meticulousness of a book-keeper, carefully checking the origin, variety, hotness, quality grade and lots more. Any Hungarian deserving of the name can tell the difference in his sleep between one of the milder powders, sweet paprika, the rather rare semisweet form and the somewhat hotter "rose" paprika.



The Pickled Cucumber Meridian.

Europe is home to a number of important culinary dividing lines. Just as Switzerland is separated into the two sides of the Rösti Line (of thinly sliced fried potatoes) and the Bavarians have their Weisswurst Equator (of veal sausages), Central Europeans have a Salzgurken Meridian (of pickled cucumbers) running across the Continent from Berlin to Vienna.

Pickles are not an invention of modern times; they were already prized by the ancient Romans. But ancient history witnessed not only mass migrations of peoples but migrations of pickles as well, and a variety of cucumbers eventually settled east of the *Salzgurken* Meridian, only to be pickled in turn by their new fans. This can take place in a wide variety of ways, depending on the climate, soil and techniques of the region in which the cucumbers happen to be growing.

The Polish, Hungarians, (eastern) Austrians and their neighbors agree that there can be no agreement on the proper production manner or subsequent taste of a pickled cucumber. Some may describe them as having a fruity vegetable taste, but there are decisive differences in the final product, depending on which cucumber varieties were chosen, when they were picked, the type of water and spices used, the length of pickling and the quantity of the salt. The secrets of making pickled cucumbers are often handed down in a strictly oral tradition as though one were dealing with the ultimate in state secrets. Some people allow their cucumbers to pickle in the sun, while others insist that they remain in the cellar. There is also an old tradition of adding a slice of bread to the barrel to get things started.

Spices such as garlic, pepper, bay-leaf and sugar are popular. Pickles take on a special flair if certain leaves are added, with cherry leaves allegedly having an especially beneficial effect. The Poles are considered the true specialists. There the aroma of pickled cucumbers wafts from many rural homes, where they are prepared according to very special recipes. And every producer is convinced that his or hers results in the finest pickles the world has ever known.





Bosnia and Herzegovina: A Wide Variety of Good Plain Cooking.

Stuffed cabbage has lots of fans both inside Austria and outside as well. In Bosnia and Herzegovina this delicacy is known as *sarma* and provides an authentic example of the kind of food prepared on special days. Probably the gourmets of Bosnia and Herzegovina would enjoy their stuffed cabbage even more often if it did not take so much time and effort to prepare.

For those less familiar with stuffed cabbage, here is a quick rundown of the steps required for its preparation. First, entire heads of white cabbage are marinated in the same manner as sauerkraut. The stem is cut crossways with a knife to allow the marinade to penetrate it. The subsequent fermentation produces lactic acid. The cabbage is then separated into individual leaves, stuffed with ground meat, and cooked until tender with more cabbage, bacon and spices. As with all the hearty dishes of good plain cooking, there's an important rule that should be observed: the bigger the pot, the better the taste.

It is self-evident that there are as many ways of preparing stuffed cabbage as there are different regional, ethnic and religious backgrounds among the population. Because the country's cuisine has been subject to the influence of both Turkish and Greek traditions, *sarma* is not the only dish to offer a wide range of variations. Other popular dishes are one-pot meals of meat and vegetables as well as Turkish honey and *halva*, ground nuts in honey.



Sarma (cabbage roulade)

Ingredients for 4-6 portions: 600g of minced meat, 200g of rice, 200g of smoked bacon, 15 leaves of fermented cabbage, 1 large onion, 1 tbsp. of lard, 1 tbsp. of sweet paprika, 2 bay leaves, cumin, salt, pepper, a little stock and sour cream.

Filling: peel and finely chop the onion. Heat the lard in a frying pan and brown the onion. Add salt and pepper to the mince and fry for several minutes. Remove the frying pan from the heat and add the paprika and rice before stirring thoroughly.
Place 3 or 4 of the cabbage leaves in the bottom of a coated dish. Place 1-2 tbsp. of the filling in the middle of each of the remaining cabbage leaves and fold the ends over and roll before placing neatly in the dish. Add a little of the smoked bacon and the bay leaves between the cabbage roulades. Fill the dish in this manner to ensure that the roulades remain closed while cooking. Add 2 cups of lukewarm water and sprinkle with black cumin before steaming in at a high temperature in the oven to taste. Depending on the consistency of the sauce, add a little sour cream or stock before serving. Serve with salted or mashed potatoes.



Roast leg of lamb with lemon

Ingredients for 4 portions: 1 leg of lamb (bone in), several cloves of garlic, the juice of 2 or 3 lemons, salt, pepper, thyme, oregano, rosemary and olive oil.

Cut narrow slits in the lamb and stick slivers of garlic in the slits. Rub the leg of lamb with the lemon juice, herbs, salt and pepper and place on a baking tray. Roast for one hour in a pre-heated oven at 180°C. Spoon off the fat and pour one cup of hot water onto the baking tray. Baste the leg of lamb with olive oil and roast for a further 60 – 90 minutes. Turn regularly and baste with the meat juices to ensure even browning. Allow the leg of lamb to stand in a warm place for 15 minutes before carving. Spoon off any excess fat from the meat juices and boil down the gravy if necessary.



Albania: *Where "Organic" Is Simply That.*

In Western Europe, expensive advertising campaigns have been designed around the concept, but here it is simply a fact of life: the foodstuffs produced by Albanian farmers in this barren-looking, mountainous landscape are completely organic.

If you wander through the olive groves or try the tasty fruit of the orange trees, you may have the feeling you've been transported to sunny Greece or southern Italy. There's no question about it: Albanian cuisine is heavily influenced by the Mediterranean. Aromatic lamb plays just as important a role as fresh fish direct from the sea, which within a few short hours makes the journey from its saltwater home to the grill or oven before landing on your plate. Does that make Albania an undiscovered paradise for gourmets? For the most part you can expect a tasty cuisine that produces often astonishing results from only a few ingredients and fresh vegetables.

An attentive traveler will discover a wealth of aromas and recipes that reflect the region's Ottoman past. There are the intensely sweet desserts, for example: a cake soaked in honey or the famous *oshaf*, a sheep's cheese pudding with figs that might be equally at home in the Peloponnesus or a café in the Istanbul bazaar. And after a meal in which you have savored the intense flavors of natural ingredients, you will once again feel the breeze of the Greek islands when your host brings out a bottle of *raki*, which is what the Albanians call brandy.



Kosovo: *It All Revolves Around Flat Bread.*

From the Balkan countries to the Middle East, many of the national cuisines revolve around flat, unleavened bread. What the Turks call *pide* and the Greeks *pita*, is *pite* in Kosovo. But the really conspicuous thing about the Kosovar version of bread made from salt, flour, yeast and water is that it is inconspicuous.

While bread may simply remain bread in other countries, in Kosovo it often remains unseen, hidden beneath layers of all kinds of imaginative delicacies. Cheese, meat, leeks, paprika and many other ingredients may play the leading role. The difference between a good and an excellent *pite* is decided by whether or not the coating is added immediately before the bread is returned to the hot oven to reheat it. An especially popular form of *pite* is rolled up in a snail-like form.



Pite

Ingredients for 6 portions. For the dough: 600g of white flour, 1 cube of fresh yeast, 1 tsp. of sugar, 50g of butter, water, salt, olive oil and 6 tbsp. of sesame seeds.

For the dough: add the sugar to the fresh yeast and stir into around 150ml of lukewarm water. Cover and allow to stand for around 20 minutes. Melt the butter and allow to cool. Mix 150g of lukewarm water, 1 tsp. of salt, 3 tbsp. of olive oil, the sesame seeds and the flour to form a consistent dough. Cover and leave to stand for around 45 minutes. Suitable fillings include spinach, onion, white cabbage and sour cream. Roll the dough out into a square and add some filling along the longest side. Brush the remainder of the dough with a mixture of butter and oil and then roll up the dough to form a strudel. Wind the strudel into a spiral and place on the middle of a baking tray. Finally, brush the entire spiral thoroughly with the butter and oil mixture and bake in a pre-heated oven at 200°C until the pite is golden brown. To finish, sprinkle with a little water and cover with a clean cloth so that the dough softens a little.

Europe's Sour Pots.

We have to remember that at a time when the refrigerator had not yet been invented, it was preserved vegetables with a decidedly acidic taste that helped the people of Central and Eastern Europe to get through the long, cold winters.

They turned a necessity into a virtue, adopting the culture of fermentation and of marination. Many one-pot meals, soups and some traditional dishes for festive occasions as well have mild, well-rounded aromas that are the result of lactic acid-fermentation.

No one gets sour about that, because not only does this food taste great, it is also easier to digest. And that brings us to sauerkraut, the hero of everyday cuisine in many countries but still an unknown for many people who live westwards of Alsace, where it is called *choucroute*. Sauerkraut offers an amazing range of possibilities. An aromatic elixir of health straight from the barrel, it also mixes well with noodles, for example in the dish known as *krautfleckerln*, where it is baked with flat noodles and onions, or as an accompaniment to roast pork, fish or offal, such as tripe.

Sauerkraut originally comes from northern China, where people discovered ages ago that finely sliced white cabbage becomes a wonderful dish when it is allowed to ferment in a vat with a bit of salt. Full of vitamin C and lactic-acid bacteria, it is not only the pride of peasants who make it at home but also extremely popular with chefs and with doctors, who praise its healthy properties to the skies. There is an old (and true) saying about the best cabbage-eater living the longest.





Ćevapčići with red onion rings

Ingredients for 4 portions: 2 large, red onions, 4 cloves of garlic, 2 small eggs, 500g of minced beef, 2 pinches of cayenne pepper, 3-4 tsp. of hot paprika, salt and olive oil for frying.

Peel one onion and chop into very small pieces. Mix the chopped onion with the peeled and crushed garlic, the spices, the eggs and the mince and knead thoroughly. Form small rolls of the mince mixture about as thick as a thumb. Heat some olive oil in a non-stick frying pan and fry the cevapcici on all sides. Serve garnished with red onion rings and serve.



Serbia: A Paradise For Carnivores.

First let's clear the air on a question that is frequently heard in Vienna: yes, the dish called "Serbian beef with rice" that is typically found on the menus of that increasingly rare species of simple Viennese restaurant, the *beisl*, does indeed come from Serbia. That takes us straight to the leading ingredient in Serbian cuisine, which is not rice but meat.

Ćevapčići are found on many Belgrade street corners. The little sausage-shaped meat-rolls are made of lamb, beef and sometimes pork, are five to eight centimeters long on average, seasoned with garlic, salt, pepper and paprika as well as herbs depending on their availability, topped with red onion rings and served with *somun* bread. Some diners like to add a dollop of the sour cream called *kajmak* or some *ajvar*, a mixture of paprika and puréed eggplant.

And if a Serbian carnivore does not feel like eating *ćevapčići*, he or she can always order *šiš ćevap* (*ćevapčići* on a skewer), *pljeskavica* (the same meat patted into thin "burgers" and fried), or *ražnjići*, the classic Serbian skewered meat.



Tarator (Bulgarian yoghurt soup)

Ingredients for 4 portions: 1 liter of plain yoghurt, 100g of chopped walnuts, 1 cucumber, 4 cloves of garlic, 1 bunch of parsley, 1/2 bunch of dill, olive oil, salt, 2 cups of ice-cold water.

Peel the cloves of garlic and crush with the side of a knife before chopping very finely. Wash the parsley and dill, dab dry and remove thicker stalks before also chopping finely. Peel the cucumber, cut in half lengthways and scrape out the seeds with a spoon. Grate the remaining cucumber. Place all of the ingredients into a bowl and mix with 2 tbsp of olive oil and salt before covering and allowing to rest in the fridge for one hour. Mix thoroughly with the yoghurt and the water before serving. Sprinkle with the chopped walnuts and a little olive oil.

Bulgaria: *The Secret of the Centenarians.*

Is there a word in Bulgarian for anti-aging? Perhaps it's simply "yoghurt." In any case there are a conspicuously large number of people more than 100 years old in the Rhodope Mountains of southern Bulgaria.

What's their secret? Some say that it's Bulgaria's famous yoghurt. Certainly, yoghurt is found on every menu of the week and plays a leading, or at least supporting, role in a wealth of recipes. It is eaten alone or with fresh vegetables or a modest portion of meat. *Tarator*, for example, is a cold yoghurt-cucumber soup that is just as much a part of summer in Bulgaria as complaining about it is in Austria. The former, however, is a lot more pleasant than the latter.

When Bulgarian tourists walk down our supermarket aisles with their incredible variety of yoghurt – milk from Austria, milk from Savoy, high-fat, low-fat, no-fat and everything in between – all they can say is: "We invented it!" And they do so with a smile.

The researchers at multinational food corporations may spend a lot of time worrying about further developing their high-tech product, but the Methuselahs of Bulgaria couldn't care less. The fact of the matter is: real yoghurt is made in Bulgaria, where people have been making it since the time of the ancient Thracians. As the story goes, shepherds wore a sack of lambskin on their belts and filled it with milk. Their body temperature and the microflora of the lambskin did the rest, fermenting the milk. Unfortunately, no food chemist was there to watch.







Romania: *Cuisine with a History.*

Lift the lids of Romanian pots and pans and one thing becomes clear: the country's cuisine – like that of others – is a reflection of its geography and history. The Danube and its delta with their unbelievable abundance of fish provide two of the Romanians' favorite species: carp and pike-perch, both of which are prepared with a healthy dose of garlic. Romanian menus owe a debt of gratitude to many national cuisines and cultures, and they read like a pot-pourri of recipes from old Austrian, Italian, Jewish, Hungarian, Greek and Turkish kitchens.

Wherever you are in Romania, simply lift the lid of a soup pot in which *ciorba* is simmering away, and you will discovery the diversity of the country's regional cuisines. Depending on where you are, you will find sauerkraut, tripe, ravioli, poultry or fish swimming in the soup.

The "Little Water".

Any time fine food is served in Russia, the sine qua non to go with it is traditionally "little water" (vodka is the diminutive of the Russian word for water, voda).

The traditional way of serving it is 100 grams at a time, and drinking it properly requires some practice. First: hold your breath. Next: down all 100 grams in a single go. Then: exhale in relief. Another tradition is to follow a shot of vodka with a pickled cucumber.

Vodka consumption is falling at the moment, a trend that some see as a sign of economic stability. Vodka has always been a child of its time. With the collapse of the ruble in 1998, the cheap vodka brand "Crisis" was the thing to drink, but in recent months "Putinka" has become especially popular. Vodka has always played an important role in politics as well. Lenin saw it as the drug of capitalism, demanded a dictatorship of sobriety, and deported members of the most famous vodka dynasty. But the results, even when viewed soberly, were no more successful than similar projects undertaken by his successors. Apart from the wines made by the Rothschilds, there is hardly another beverage that has so many legends connected with it as does vodka. They begin with the story of how it was first made back in the 15th century, but both Poland and Russia claim this honor for themselves.

The raw material used in the making of vodka is generally not the potato, as is often assumed, but rather grain, usually a mixture of rye and wheat. They are fermented to create a mash and then distilled several times. Afterwards the distillate is filtered through tons of activated charcoal to remove any foreign substances left over from fermentation. The choice of water and the grains used in fermentation have a decisive influence on the quality of the final product. But the secret of success for a truly fine vodka lies not only in its taste: if the distillate has been properly processed, the consumer can hardly tell the next morning that vodka (even in large quantities) was drunk the night before.

In Russia, vodka is mostly drunk with friends and acquaintances over a meal. Whether it is served ice-cold or warm is not just a matter of taste, but sometimes the result of simple coincidence. Tasting sessions for vodka are similar to those for wine. The tasters check the aroma and the powerful, sometimes even sweet taste. They also watch to see whether the distillate runs down the side of the glass like oil or water. Tasting is done with the tongue, palate and cheeks. High-quality vodka leaves a mild taste in the mouth, while cheap vodka creates a burning sensation. The aroma can be creamy, spicy or neutral. In addition to expensive vintage vodkas, others that are *en vogue* have extravagant flavors: Polish *Zubrówka*, for example, to which buffalo grass is added, giving it a yellow color and mild aroma, and *Starka*, which is aged in oak casks.

To arrange to meet someone in Russia to drink vodka, you need do no more than gesture towards your throat, a ritual that has been traditional since the time of Peter the Great. A round of vodka drinking also requires a toast: over the course of the evening everyone at the table is expected to come up with a more or less profound saying. By the way, drinking vodka alone, without family or friends, is frowned upon in Russia, where it is considered a sign of alcoholism.





Poland: *The Land of* Pierogi.

It is remarkably varied: the cuisine of the Polish people, who love their fine food and drink. Given the great variety of possible fillings, *pierogi* are an unrivalled Polish favorite, but they are only one example among many fine dishes in the national cuisine.

In case you have never tried them: imagine large ravioli filled with mushrooms, potatoes, cabbage, fish or liver – even a sweet filling – and then doused with hot butter. Downed with a shot of vodka, they're even better. Polish chefs show the same level of inventiveness when it comes to preparing *bigos*, a hunter's stew of steamed sauerkraut with various kinds of meat. *Bigos* improves with every reheating and used to be particularly popular with the Polish gentry, the *szlachta*. The real fans today, however, are the skiers you can see fortifying themselves with *bigos* in the ski-lodges of Zakopane at the foot of the Tatra Mountains. Gourmets dining at Warsaw's top restaurants are equally reluctant to renounce the country's culinary symbol.

If it's a quick snack they want, however, they choose *zurek*, a hearty soup of sliced sausage, available at almost any restaurant or snack-bar. *Zurek* gets its slightly sour taste from the addition of fermented cracked rye.



Pierogi

Ingredients for 4-6 portions. For the pastry: 250ml of milk, 25g of yeast, 400g of flour, 150g of butter, 2 eggs, 1 tbsp. of sugar and 1 pinch of salt. For the filling: 400g of minced meat, 2 small onions, 1 tbsp. of flour, 180g of bacon (diced), salt, some soup vegetables (diced) and butter.

Warm a little milk gently and dissolve the yeast. Place the flour in a bowl and add the dissolved yeast, butter, sugar, salt, the remainder of the milk and one egg. Knead the dough well, cover with a clean cloth and allow to rise in a warm place. Knead once more and allow to rise again. Filling: chop the onions finely. Then gently fry the mince with the onions, the diced bacon and the diced vegetables in a little butter, add salt and pepper and sprinkle with a little flour. Continue frying until all of the meat juices have evaporated off. Shape the dough into a roll and cut off slices around 2cm thick. Roll the slices out to form circles with a diameter of around 10-12cm. Place a tablespoon of the meat filling in the middle of each disc, fold in the edges and press down firmly to form pierogi. Brush the pierogi with the egg yolk and either arrange on a greased baking tray or on baking foil and bake in a pre-heated oven for 15-20 minutes at 220°C.



Hash dumplings

Ingredients for 4-6 portions: For the mixture: 500g of potatoes (high starch content), approx. 150-200g of fine flour, 2 tbsp. of semolina (if the potatoes don't have a high starch content), 1 egg and salt. For the filling: 150g of boiled beef, 150g of smoked meat (or sausage pieces), 200g of onion, 1 bunch of parsley, 4 cloves of garlic, salt and pepper.

To make the mixture, boil the potatoes and allow to cool. Peel the potatoes and mash them before adding the salt, flour and egg and kneading gently und a medium-firm mixture forms. Add a little semolina if necessary. For the filling, cut the boiled beef, smoked meat and the onion into small pieces and mince them. Chop the parsley and crush the cloves of garlic before adding to the meat mixture. Add salt and pepper to taste. Knead the ingredients thoroughly and make small balls. Shape the potato mixture on a floured surface to make a 4-5cm thick roll and then cut off equally-sized slices, each of which is rolled out again. Place balls of meat filling into the middle of the discs and form into the shape of a dumpling. Simmer gently for 10-15 minutes in lightly salted water. The dumplings are ready when they float to the surface. Serve with sauerkraut.



The Czech Republic:
A Dumpling for All Seasons.

There's an old fairy-tale about a land of milk and honey that can be reached only by first eating one's way through a thick layer of semolina pudding. The Czech version more likely features a clump of dumpling dough.

There's really no telling how the Czechs, despite the richness of their cuisine, keep from resembling their dumplings, which are variously made of potatoes, diced white bread, semolina, wheat flour or curd cheese. With their delicious fillings of bacon, meat or various types of fruit, these dumplings are an object of special devotion on the part of Czech chefs. Any leftover devotion is used in the preparation of roast pork – the national dish is called *vepro-knedlo-zélo*, "pork-dumpling-cabbage" – or *svickova*, beef fillet in a creamy vegetable sauce, which is accompanied, of course, by the popular *knedliky* (German: *knödel* – a dumpling, what else?).

Did you know that if you make dumpling dough of diced bread you should first fry the dice in butter? That gives the dish an especially smooth taste. And there is, indeed, truth to the story about the major contribution that 19th-century Bohemian cooks made to Viennese cuisine: Bohemia, today in the Czech Republic, is a real paradise for *mehlspeisen* (desserts with flour as the main ingredient), which now have such Czech-derived Viennese names as *pàlatschinken* (crêpes), *kolatschen* (yeast pastry with a cheese or sweet filling), *buchteln* (baked yeast dumplings) and *liwanzen* (gâteaux bohémiens). The original recipes fill entire volumes of cookbooks in Czech libraries.





Slovakia: All Cheese.

Liptauer is a spicy sandwich spread that the owners of Vienna's distinctive wine taverns, the *heurige*, proclaim to be a typically Viennese specialty. The name, however, is derived from the Slovakian region of Liptov (German: Liptau). Thus it is a classic Slovakian recipe, and the original version features *bryndza*, ewe's milk cheese of a type found only in Slovakia.

It is kept in brine in small wooden barrels, where its shelf life is of quite limited duration. In any case, *bryndza* tastes best when it's absolutely fresh. It can be used as a spread on black bread, as an ingredient in *liptauer*, or in *bryndza* dumplings. People who love sheep's milk cheese but find conventional *bryndza* a bit overwhelming can try the milder version, which tastes a lot like Greek *feta* without the saltiness.

Oshtjepka, a semi-hard cheese made from cow's and sheep's milk and traditionally dried beneath the ceiling of mountain huts, is another type of cheese found only in Slovakia.





Russia: Babushka's Favorite Recipes.

It is said that the foundations for the multi-course meals now typical of French *grande cuisine* were laid by the feasts consumed by the Russian tsars and their entourages during frequent visits to Paris. But that was a long time ago: with the arrival of the October Revolution, such gourmet extravaganzas disappeared for quite some time.

What remained, however, were the *blinis*. These thin pancakes of buckwheat flour can be found today as a convenience product of the "caviar society" in any gourmet shop worthy of the name. Aficionados, however, insist on the necessity of freshly preparing them in a heavy cast-iron *blini* pan. Sour cream is an obligatory addition, whether the *blinis* are served with caviar or salmon. What many people don't realize, however, is that *blinis* can also be served with a mushroom, vegetable or meat filling, or simply brushed with melted butter. Adding lots of butter to the yeast batter as well makes the *blinis* especially light.

But Russians do not live by *blinis* alone; they also love soups. *Shtshi*, for example, a nutritious peasant dish of cabbage, diced vegetables, meat, spices and sour cream. It might be said to be the "babushka" of all Russian soups. *Shtshi* can also include beets and *kvas*, a sour mixture of rye flour fermented with yeast.



Caviar: Only the Best is Good Enough.

Sturgeon roe is an uncompromising luxury. Not only does it taste incomparably good, it is prestige in an edible form.

Caviar has a purist touch with a whiff of extravagance. It likes to be spooned into the mouth with utensils made of mother-of-pearl or horn, because the sensitive aroma is irritated by any contact with metal. Caviar prefers to be burst open between tongue and palate without further additions, although it does tolerate *blini,* potatoes with butter or sour cream. Champagne and vodka are also more than welcome as liquid accompaniments.

A genuine problem associated with sturgeon fishing has sometimes spoiled the cosmopolitan caviar community's taste for these delicate fish eggs. At times, the sturgeon population, in particular that of the *beluga,* has been threatened with extinction because of over-fishing and pollution. Even the UN has become involved. Now the alarm bells are falling silent. Fishing quotas are being largely respected and many sturgeon fishermen have switched to more sustainable methods.

However, anyone who wants to enjoy caviar and a clear conscience at the same time should ask whether the caviar has been produced in a sustainable manner taking into account the needs of the species. If in doubt, it is better not to buy. This also adds to the awareness of restaurateurs and gourmet shop-owners, and will, eventually, have an impact on producers as well. That will help the sturgeon to survive and thus continue contributing to the pleasure of caviar fans in years to come.





***Russia:** Babushka's Favorite Recipes.*

It is said that the foundations for the multi-course meals now typical of French *grande cuisine* were laid by the feasts consumed by the Russian tsars and their entourages during frequent visits to Paris. But that was a long time ago: with the arrival of the October Revolution, such gourmet extravaganzas disappeared for quite some time.

What remained, however, were the *blinis*. These thin pancakes of buckwheat flour can be found today as a convenience product of the "caviar society" in any gourmet shop worthy of the name. Aficionados, however, insist on the necessity of freshly preparing them in a heavy cast-iron *blini* pan. Sour cream is an obligatory addition, whether the *blinis* are served with caviar or salmon. What many people don't realize, however, is that *blinis* can also be served with a mushroom, vegetable or meat filling, or simply brushed with melted butter. Adding lots of butter to the yeast batter as well makes the *blinis* especially light.

But Russians do not live by *blinis* alone; they also love soups. *Shtshi*, for example, a nutritious peasant dish of cabbage, diced vegetables, meat, spices and sour cream. It might be said to be the "babushka" of all Russian soups. *Shtshi* can also include beets and *kvas*, a sour mixture of rye flour fermented with yeast.



Blini

Ingredients for 4 portions: 1/2 liter of milk, 10g of yeast, 250g of buckwheat flour, 1/2 tsp. of sugar, 1/2 tsp. of salt, 40g of butter, 1 egg yolk, 50g of clarified butter, 200g of sour cream and 150g of caviar.

Warm the milk in a saucepan. Remove 1/8 liter of the lukewarm milk and stir in the yeast. Place the buckwheat flour in a bowl and make a depression in the middle. Pour in the yeast mixture and stir to form a consistent mixture. Cover and allow to stand for 20 minutes in a warm place. Boil the remaining milk and add the sugar and salt while constantly stirring. Take the milk off the heat and allow to cool a little. Add the butter, egg yolk and the slightly cooled milk to the buckwheat mixture in the bowl and knead to form a thick mixture. Cover the mixture and allow to stand for around 60-90 minutes until small bubbles form. Heat a little clarified butter in a coated frying pan and make small buckwheat pancakes on a medium heat. Repeat the procedure until all of the mixture is used. Serve the finished blini with sour cream and caviar.



Draniki (potato fritters)
Ingredients for 4 portions: 750g of potatoes (high starch content), 2 medium-sized onions, 2 eggs, salt, vegetable oil for frying.

Wash, peel and grate the potatoes as finely as possible. Place the potato flakes in a clean tea towel and squeeze out the fluid. Put the potato flakes in a bowl and add the onion (finely chopped), eggs and some salt before kneading into a dough-like ball. Heat some oil in a heavy, flat-bottomed frying pan. Scoop small flat cakes out of the mixture using a large spoon and carefully place these in the frying pan. Fry until golden brown on both sides. Place on kitchen roll to soak up excess oil. Serve hot. Can be served with fried mushrooms or even pureed berries as a sweet alternative.

Belarus: *Rare Foods from Forest and Field.*

Everyone has heard about borsch. But who knows what *draschenji* is, for example? And who has heard of *motshanka*? Have you?

The fields and forests of Belarus supply the ingredients for a bold cuisine, in which potatoes, mushrooms and berries are prepared according to centuries-old recipes, many of which have been handed down by word of mouth. "Processed" rather than prepared might be the appropriate word in some cases. Decadent Western diners may turn up their noses at some of the wild mushrooms that feature in Belarusian cuisine, considering them "inedible." It's true that some of the wilder ones have to be "tamed" by hours of slow cooking before being brought to the table.

But this is the way that Belarusian chefs take these rare products, whose availability varies depending on the soil and weather, and transform them into tasty main courses or side dishes. They pay no attention to the clock, and there's no real reason to, either. Diners in the know gladly wait for the aroma of *draniki* – little pancakes made of freshly grated potato, and fried in lard – to waft from the kitchen: it's a sure sign that a fantastic meal is about to be served.



Ukraine: *Who Would Ever Have Thought.*

Who should rightfully take credit for borsch, that hearty beet soup that warms the body and soul on cold winter evenings?
The Russians have long since adopted it as part of their culinary heritage, and the Lithuanians and Poles are equally fond of it.

But now all the evidence is in, and researchers agree: borsch was first served in Ukraine. This event took place on the northern Black Sea coast, where an inventive housewife conceived the idea of making a soup of meat, bacon, garlic and much more. And, of course, she also added beets to give the concoction its bright-red color and inimitable sweet-sour aroma.

What few people realize, however, is that this classic winter dish is also served in the summer months in a chilled version: "borsch light." But no matter how many different possibilities there may be for preparing borsch, fans of the red soup all agree: a spoonful of sour cream, added just before serving, is a must.





Borscht

Ingredients for 4 portions: 500g of boiling beef (bone in), 2 1/2 liters of water, 200g of potatoes, 200g of white cabbage, 2 onions, 1 bunch of vegetables for making soups, 2 beetroot, 1 pepper, a little tomato puree, salt, chopped parsley and dill, and 1 bay leaf.

Boil the boiling beef for around 1 hour until soft and then remove from the saucepan. Peel the potatoes, cut into cubes and add to the soup. Chop the cabbage into medium-sized pieces and add to the potatoes after 5 minutes. Simmer on low heat for around 15 minutes. Peel the onions and dice these and the pepper. Cut the soup vegetables and the beetroot into narrow strips. Slowly cook the onion, soup vegetables and the pepper in a little oil before adding the tomato puree. Steam the beetroot separately. Add the vegetables after around 15 minutes to the cabbage before it becomes overcooked. Bring everything to the boil again and add the salt, parsley, dill and the bay leaf before allowing to simmer for a short while. Round off with a little sour cream. The boiling beef can also be added (diced).

Preface by the Chairman of the Managing Board



Ladies and gentlemen,

Raiffeisen International has consistently remained on course toward becoming the leading banking group in Central and Eastern Europe. Two goals were at the forefront last year. The first was expanding our business volume first and foremost in the Commonwealth of Independent States (CIS) and Southeastern Europe. The second was growing strongly again in the retail customer segment. We had great successes in respect to both. The main event at the year's outset was our acquisition of Impexbank in Russia. This addition to Raiffeisenbank has put us in top position among foreign banks in Russia. Together with Raiffeisen Bank Aval in Ukraine and Priorbank in Belarus, it now makes us the leading foreign-owned banking group in the entire CIS. That regional segment already contributed 33 per cent to profit before tax in 2006 in contrast to 27 per cent in 2005. On the other hand, our purchase of eBanka in the Czech Republic shows that we are not focusing exclusively on the CIS and Southeastern Europe, but are also utilizing market opportunities in Central Europe.

Two measurements document our success in the retail segment most clearly. First, we expanded our customer base last year by 2.4 million to 12.1 million. Organic growth is responsible for about 70 per cent and hence the majority of the increase. Second, the contribution of retail business to profit before tax without one-off effect rose to 30 per cent in 2006 from 21 per cent the year before. This trend is even more gratifying inasmuch as our original base, corporate customer business, gained in strength again at the same time. As that customer segment is already more developed, its growth momentum is less pronounced. In business with private individuals and small enterprises, a market that is in a significantly earlier phase of development, we expect considerable growth potential for Raiffeisen International for many years to come.

The year 2006 also remains noteworthy because we sold one of our subsidiaries in Central and Eastern Europe for the first time, Raiffeisenbank Ukraine. A very attractive sale price was not the only reason we took that decision. This transaction also enables us to accelerate considerably the transformation and integration of our subsidiary bank now operating as Raiffeisen Bank Aval into the Group and to reduce related costs significantly.

Overall, 2006 was another record year for our company, even if one subtracts the one-off effects. With growth of the balance sheet total by 37 per cent to € 55.9 billion, we continued our dynamic evolution. But it was even more gratifying that group profit without one-off effect grew by 55 per cent to € 594 million. Taking into account the year's one-off events the group profit rose by even more than 200 per cent to € 1.2 billion. The return on equity increased last year by 5.5 percentage points to 27.3 per cent. Despite continued high investments, the cost-income ratio improved by 2.5 percentage points to 59.1 thanks to great cost discipline and efficiency increases. Our successes ultimately also found expression in very gratifying share price performance and hence significant gains in company value for our shareholders.

We are pleased to have received several awards from internationally recognized financial magazines, once again in 2006, acknowledging our successful work. *Euromoney* chose us for the second consecutive time as *"Best Bank in Central and Eastern Europe." The Banker* awarded us the title *"Bank of the Year in Central and Eastern Europe,"* after honoring us the year before as *"Emerging Market Bank of the Year."* These and other awards acknowledge the achievements of our staff and serve as great motivation for us to meet future challenges. It will be our primary goal again in 2007 to expand market shares through above-average growth in the region and to keep business performance at a high level or further improve it.

On behalf of my fellow Managing Board members and myself, I wish to thank our customers and business associates for their confidence in us. I would also like to express our thanks to our core shareholder, *Raiffeisen Zentralbank Österreich AG,* for its support. Of course, the year 2006 would not have been so successful without the diligence and dedication of our staff, whose members now number 52,732. I am especially grateful to them. I look forward to the challenges of 2007 with hope of continued success together.



Herbert Stepic
Chairman of the Managing Board
Raiffeisen International Bank-Holding AG

The Managing Board



Herbert Stepic
Chief Executive Officer



Martin Grüll
Member of Management Board
(Chief Financial Officer)



Heinz Wiedner
Member of Management Board
(Chief Operating Officer)



Aris Bogdaneris
Member of Management Board



Rainer Franz
Member of Management Board



Peter Lennkh
Member of Management Board

Preface and report of the Supervisory Board



Raiffeisen International Bank-Holding AG (Raiffeisen International) had an exceptionally successful year in 2006. Prudent management and consistent commitment to our strategic goals in the home markets of Central and Eastern Europe made the record result reported here possible. Being able to achieve such results requires a framework that promotes success. Raiffeisen International enjoys that in the stable group environment of *Raiffeisen Zentralbank Österreich AG*.

We can look back at a very gratifying year on the stock exchange. The development of our stock's market value and the associated rise of Raiffeisen International to become one of the world's 500 largest companies by market capitalization show that our IPO in April 2005 was the right step for our fast-growing enterprise.

Expansion was again the hallmark of our development last year with the acquisition of Impexbank in Russia and eBanka in the Czech Republic. However, rapid growth also requires vision. We raised the core capital of Raiffeisen International last May by € 500 million to secure our growth momentum in a lasting way by means of a hybrid bond.

Internationally watched transactions such as the sale of Raiffeisenbank Ukraine gave our strong annual result an additional boost and made an already excellent financial year into a unique one. Raiffeisen International went to the starting gate as a growth stock. In view of the current figures, it is therefore a good idea to keep an eye on the long-term perspective regarding the use of earnings.

The regular annual meeting on 7 June 2006 appointed Walter Rothensteiner (Chairman), Manfred Url (Deputy Chairman), and Karl Sevelda for another five years as Supervisory Board members. On behalf of my colleagues, I would like to thank the shareholders for the confidence that they have placed in us. For its part, the Supervisory Board named Herbert Stepic as Managing Board chairman and Heinz Wiedner as a member of the Managing Board for another five years.

The Managing Board of Raiffeisen International regularly informed the members of the Supervisory Board or its committees in a timely, comprehensive manner concerning all issues relevant to business development including the company's risk situation and risk management and that of major group enterprises. Furthermore, the Managing Board consulted the Supervisory Board about the company's strategic orientation and discussed the state of strategy implementation at regular intervals. By providing information in a timely manner, the Managing Board enabled the Supervisory Board to make sound decisions and fulfill its monitoring duties. The company was governed in the framework of an open dialogue between the Managing Board and the Supervisory Board and within the Supervisory Board both at and outside its meetings. The Chairman of the Working Committee, the Audit Committee, and the Personnel Committee reported regularly to the Supervisory Board about their work. The Working Committee dealt mainly with the appointment of persons to the managing boards and supervisory bodies

of the Group's lending institutions, founding Group companies at home and abroad, and capital measures involving Group companies. The Personnel Committee focused on the remuneration of Managing Board members and arranging manager liability insurance. The Audit Committee prepared the ratification of the annual financial statements, the management report, the consolidated financial accounts, and the consolidated management report as well as a proposal concerning the distribution of profit. It furthermore prepared a proposal for the selection of the auditor of the financial statements.

There were five Supervisory Board meetings, and the attendance rate was 97 per cent. No member was absent for more than half of the meetings. At all meetings, the Supervisory Board performed its duties prescribed by law and the articles of incorporation and in observance of the Austrian Corporate Governance Code.

The Supervisory Board's controlling function requires transparency and independence. The Supervisory Board has therefore adopted independence criteria that comply with the Austrian Corporate Governance Code and has published them on our website. All members of the Supervisory Board have declared themselves independent in the meaning of the independence criteria.

KPMG Austria GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Vienna, has audited the accompanying consolidated financial statements (balance sheet, income statement, and notes) and the consolidated management report as well as the annual financial statements and management report of Raiffeisen International Bank-Holding AG. Their audit has revealed no grounds for objection, and the statutory requirements have been fully satisfied, thus allowing an unconditional auditor's certificate to be issued. After thorough review and discussion in the Audit Committee and in the Supervisory Board, the latter declares its agreement with the Managing Board's report on the audit results and the proposal regarding the use of profit and has approved the consolidated financial statements and the annual financial statements of Raiffeisen International. They have thus been ratified in accordance with Section 125 (2) of the Austrian Stock Corporation Act (AktG).

The submitted annual financial statements prove that Raiffeisen International is utilizing opportunities in its home markets of Central and Eastern Europe with great entrepreneurial skill. Raiffeisen International seeks to offer financial services that meet the highest international standards to a constantly growing number of customers. With this goal firmly in view, the Supervisory Board looks forward to ensuring, together with the Managing Board and the entire staff, that Raiffeisen International continues to grow and prosper.

Vienna, March 2007

For the Supervisory Board
Walter Rothensteiner, Chairman

Overview of Raiffeisen International

A functioning financial infrastructure is a prerequisite for the growing interconnection of economic areas within Europe. Raiffeisen International sees itself as a pathfinder and service provider for this development. We place special importance on providing customers with service and assistance that measure up to international standards. Raiffeisen has been present in Central and Eastern Europe for more than 20 years. Our first subsidiary bank was founded in Hungary in 1986 and began operations in the following year. Since then, our network has grown both organically and through acquisitions.

Raiffeisen International is today one of the leading banking groups in Central and Eastern Europe. The focus of company activities is on retail and corporate business. The largest acquisition in company history to date was the purchase of Bank Aval in Ukraine in 2005. At the beginning of 2006, Raiffeisen International acquired 100 per cent of the shares in Impexbank, a Russian firm. In July 2006, we acquired eBanka in the Czech Republic.

Altogether, Raiffeisen International's network comprises 17 banks and numerous leasing companies in 16 markets. We furthermore have representative offices in Moldavia and Lithuania. Our network banks are among the top three of the banks in eight markets and are even the market leaders in Albania and Serbia. Raiffeisen International is the leading Western-owned banking group in the entire CIS. Altogether, as of 31 December 2006, more than 52,000 Raiffeisen International employees were serving about 12.1 million customers in more than 2,800 business outlets.

Numerous awards confirm our strategy

The exceptional position of Raiffeisen International in the Central and Eastern European countries was again confirmed in 2006 by numerous international awards from renowned institutions. Those included:

- *"Best Bank"* in Albania, Belarus, Bosnia and Herzegovina, Bulgaria, and Serbia from *Global Finance* in April 2006
- For the second consecutive time, *"Best Bank in Central and Eastern Europe"* from *Euromoney* in July 2006
- *"Bank of the Year 2006"* for RZB jointly with Raiffeisen International in Central and Eastern Europe from *The Banker* in December 2006.

Network banks of Raiffeisen International

As of 31 December 2006	***Balance sheet total in € mn***	***Change****	***Business outlets***	***Number of staff***
Albania, Raiffeisen Bank Sh.a.	*1,782*	*8.0%*	*94*	*1.248*
Belarus, Priorbank, OAO	*809*	*26.2%*	*62*	*1.869*
Bosnia and Herzegovina, Raiffeisen Bank d.d. Bosna i Hercegovina	*1,592*	*23.8%*	*75*	*1,303*
Bulgaria, Raiffeisenbank (Bulgaria) EAD	*2,437*	*69.7%*	*111*	*1,866*
Croatia, Raiffeisenbank Austria d.d.	*4,637*	*19.0%*	*48*	*1,738*
Czech Republic, eBanka, a.s.	*800*		*62*	*969*
Czech Republic, Raiffeisenbank a.s.	*3,263*	*24.6%*	*53*	*1,239*
Hungary, Raiffeisen Bank Zrt.	*6,295*	*28.1%*	*122*	*2,655*
Kosovo, Raiffeisen Bank Kosovo S.A.	*372*	*41.1%*	*33*	*442*
Poland, Raiffeisen Bank Polska S.A.	*4,012*	*40.3%*	*86*	*2,090*
Romania, Raiffeisen Bank S.A.	*4,640*	*40.5%*	*266*	*4,770*
Russia, OAO Impexbank	*1,806*		*203*	*5,583*
Russia, ZAO Raiffeisenbank Austria	*6,462*	*65.0%*	*41*	*2,503*
Serbia, Raiffeisen banka a.d.	*2,206*	*56.4%*	*68*	*1,669*
Slovakia, Tatra banka, a.s.	*6,054*	*24.5%*	*145*	*3,355*
Slovenia, Raiffeisen Krekova banka d.d.	*958*	*5.3%*	*14*	*356*
Ukraine, VAT Raiffeisenbank Aval	*4,283*	*26.7%*	*1,312*	*17,395*
Subtotal network banks	***52,408***	***40.3%***	***2,795***	***51,050***
Raiffeisen-Leasing International (subgroup)	*3,104*	*36.1%*	*50*	*1,259*
Other / consolidation	*356*	*-*	*3*	*423*
Total Raiffeisen International	***55,867***	***37.3%***	***2,848***	***52,732***

** Growth in local currencies differs due to the euro exchange rates.*

The Gable Cross – trademark of the Raiffeisen Banking Group

The Gable Cross is the trademark used by every member of the Raiffeisen Banking Group. It consists of two stylized horse's heads crossed and attached to the gable of a house. It is a symbol of protection rooted in old European traditions. A gable cross on the roof was believed to protect a house and its occupants from outside dangers and to ward off evil. It stands for the protection and security that the members of the Raiffeisen banks enjoy through their self-determined collaboration. The Gable Cross is one of Austria's best-known trademarks, and it is in use around the world, particularly within the scope of RZB's branding activity in Central and Eastern Europe.



„Strengthening distribution has top priority"

Interview with Herbert Stepic, Chairman of the Managing Board of Raiffeisen International Bank-Holding AG

The year 2006 began turbulently for Raiffeisen International with the acquisition of Impexbank. Was there any recovery phase?
While many of us were able to gather new energy at the end of 2005 and beginning of last year, a project team was busy studying and evaluating the Russian Impexbank and then entered into takeover negotiations with the owners. So we actually started the year quite busily. At the end of January, the takeover of Impexbank was finally completed. It was certain to be a record-setting acquisition. We were the first Western bank to acquire a Russian bank with a strong nationwide branch network. That is not only a logical continuation of our strategy, but also proof again of our pioneering role.

Were the bank's about 200 branches the main motive for the acquisition?
Definitely! We had already been very successful in Moscow and St. Petersburg for many years with our Raiffeisenbank. We did not begin expansion into other Russian regions until 2004. The acquisition of Impexbank will save us about four years of hard work expanding the branch network. We can now offer our services largely with full coverage across the entire country, which extends over 11 time zones. We are thus optimally positioned in Russia, the largest and fastest-growing market in the region. The asset growth of the Russian banking sector in 2006 was 44 per cent. In this extremely dynamic environment, time is an extraordinarily critical factor. In that regard, we are now in great shape, but we must continue on our path with determination.

Today, Raiffeisen International is the largest Western banking group in the Commonwealth of Independent States. Did you think that possible a few years ago?

Of course! With our Raiffeisenbank, we had already been among the top three Western-owned banks in Russia since the end of the 1990s. By acquiring Impexbank and Bank Aval in Ukraine in 2005, we have become the largest international banking group in Russia and the entire CIS. That accords with our declared strategy to be at the very top in high-growth markets. This ascent to market leadership has not only brought us great attention, but has also taken us another crucial step closer to our vision of being the leading banking group in Central and Eastern Europe. Particularly in the CIS, we are still at the beginning of our development. In the coming year, we will move decisively forward with and complete substantial parts of the integration of the newly acquired banks into the Group. That will find most striking expression in the merger of our Russian Raiffeisenbank with Impexbank, which will then jointly appear on the market under the Raiffeisenbank brand. We intend in any case to solidify our position as Number 1 in the CIS.

There were also two sales in 2006 that were somewhat surprising. How did that come about?

We sold the Raiffeisenbank that we opened in Ukraine in 1998, although at the time of the Bank Aval acquisition we intended to combine the two banks. However, after we had been approached by several interested parties and the offered prices were very attractive, we weighed the advantages and disadvantages and ultimately decided to sell. That was something new in the development of Raiffeisen International and not easy for us. As a result, however, we have not only significantly reduced transformation costs, but have also considerably accelerated the integration of today's Raiffeisen Bank Aval into the Group. Our valuable brand name was of course not part of the transaction. In Kazakhstan, where we sold a minority stake in Bank TuranAlem, the situation was quite different. We would not have done that if a majority holding in the bank had been a realistic option. The prospect of that had been presented to us before, but ultimately did not materialize. That does not mean, however, that we are no longer interested in Kazakhstan. After all, we are operating very successfully there in the leasing segment. The sale of this holding also yielded a handsome profit.

The CIS was not the only market in which an acquisition occurred last year. You also invested in Central Europe.

We intend to solidify our position in all target markets. The Czech institute eBanka has given us access to a high-income, urban clientele. With about 310,000 customers now, we have reached the necessary critical mass in the Czech Republic and are confident we can expand our market share further.

How satisfied are you with the year 2006 apart from the acquisitions?

It was an absolute record year, and we can only be completely satisfied. Our balance-sheet total grew again very dynamically by 37 per cent, with a large part attributable to organic business development. Leaving one-off effects out of account, we exceeded our previous year's result by a considerable 55 per cent with earnings of € 594 million. Our return on equity and productivity also fit this picture. The ROE and cost-income ratio are moving in the planned direction at 27.3 and 59.1 per cent, respectively. On the other hand, impairment losses on loans and advances increased disproportionately. But that is a logical consequence of applying our Group risk standards to the operations in the CIS region that have been newly integrated into the consolidated financial statements.



The generally very positive business trend also finds expression in the price of our stock and in our market capitalization. The market price of our stock at the end of last year was € 115.51, which is 108 per cent above its level at the end of 2005. And with market capitalization of € 16.5 billion, we now rank among the world's 500 largest listed corporations.

And which development from the overall result is especially noteworthy for you?
Business with private customers deserves special mention in that regard, of course. We began establishing this business segment on a large scale in 1999. Despite high investment costs, we were already profitable in 2004. In 2006, the segment already contributed 30 per cent to profit before tax, even though corporate customer business, our strongest segment by assets and income items, continued to grow in absolute terms. The growth momentum of personal banking business can also be gathered easily from that. We now have a total of about 12.1 million customers. Taking into account only organic growth, this means that we enjoy the confidence of more than 150,000 new private and corporate customers every month. We will continue to work hard to justify that confidence and more. We offer these customers our services now in 2,848 business outlets, which numbered only 2,443 at the end of 2005.

What will be the main object of your attention in 2007?
Besides the already mentioned integration of the new banks, strengthening distribution has the highest priority. Despite great progress, we still need to widen our range and make distribution of our products more targeted and uniform. We also intend to continue developing our asset management. In 2006, we increased our assets under management by 59 per cent to € 3.3 billion. However, leveraging cost-cutting potential by means of centralized purchasing and increasing efficiency, for example, by means of Six Sigma process optimization, are also right at the top of our agenda. In customer business, we would like to address the mid-market segment even more efficiently with targeted promotions. Finally, we would like to secure our long-term success through targeted personnel development. I am quite confident that 2007 will be another eventful year – in the positive sense – for our young company.

Stock of Raiffeisen International

Continued success in 2006

Thanks to further corporate earnings growth and advancing economic activity in Europe, major European stock markets continued to perform positively in 2006. Interest rate and liquidity fears briefly impaired international stock markets around mid-year, with those of the emerging markets especially coming under pressure. This changed risk assessment also burdened the ATX more than average because of its very strong orientation to Eastern Europe. The price losses were more than made up, however, in the second half of the year. With a plus of 22 per cent in 2006, the ATX, Austria's most important stock index, increased to the same extent as other European indices.

The successful trend of Raiffeisen International stock continued in 2006. After a good start into the new year, the stock temporarily registered significant price losses, especially in May. This price downturn ran parallel to development on other European stock markets. After relatively small declines in June, the stock price then recovered rapidly. The previous losses were made up, and significant gains on that level were registered in the following months. The stock outperformed by far not only the ATX but also the sector average. On 6 December 2006, the stock price passed the € 100 mark (intraday) for the first time. It stood at € 55.55 at the end of 2005 and advanced to € 115.51 by the last trading day of 2006. The stock of Raiffeisen International thus registered a plus of 108 per cent as of year's end.

Price performance of Raiffeisen International stock versus the ATX and DJ EURO STOXX Banks



Issuance price of € 32.50 = index base
€ 120
€ 110
€ 100
€ 90
€ 80
€ 70
€ 60
€ 50
€ 40
€ 30
April
May
June
July
Aug
Sept
Oct
Nov
Dec 05
Jan
Feb
March
April
May
June
July
Aug
Sept
Oct
Nov
Dec 06
Raiffeisen International
ATX (relative to RI)
DJ EURO STOXX Banks (relative to RI)

As a result of the sharply higher stock price, Raiffeisen International's market capitalization passed the threshold of € 10 billion on 21 February 2006. Viewed on the year, market capitalization increased from € 7.9 billion to € 16.5 billion on 31 December 2006. The number of shares outstanding remained constant at 142.77 million. In 2006, almost 65,000,000 shares were traded, with turnover amounting to € 4.7 billion. The average daily volume was over 260,000 shares.

Above-average development compared with major indices

Raiffeisen International is one of the 20 stocks represented in the most important Austrian index, the ATX. It is also in the Dow Jones Euro STOXX Banks, the key index for European banks.

Index (selection)	*Number of stocks in index*	*Weight of RI in index*
ATX	*20*	*12%*
ATX Five	*5*	*19%*
ATX Prime	*48*	*10%*
Dow Jones Euro STOXX	*318*	*<0.2%*
Dow Jones Euro STOXX Banks	*46*	*<1%*
Dow Jones STOXX 600	*600*	*<0,1%*
MSCI World	*1,904*	*<0.03%*

Although both indices developed positively, Raiffeisen International considerably outperformed them. While the ATX gained 22 per cent and the Dow Jones Euro STOXX Banks 23 per cent, Raiffeisen International registered a plus of 108 per cent. Besides the ATX and the Dow Jones Euro STOXX Banks, our stock is also included in the ATX Five, which covers the five largest ATX stocks, and in the ATX Prime, which covers the companies of the Prime Market segment.

Furthermore, as one of over 300 Western European blue chips, our stock is in the Dow Jones STOXX and in the Dow Jones STOXX 600, which contains the 600 largest Western European stock corporations as measured by market capitalization. Compared with the preceding year, the weighting of Raiffeisen International stock in the indices likewise increased as a result of the price advances. On 4 December 2006, Raiffeisen International was listed among Bloomberg's "Global 500" for the first time at 492. This list includes the publicly traded companies with the largest market capitalization worldwide and is prepared daily after the close of trading on a US dollar basis.

Capital market rewards growth strategy

The outstanding performance of our stock has been driven by Raiffeisen International's consistently pursued strategy of expanding with a first mover advantage over competitors in Central and Eastern European markets with a focus on retail business. Raiffeisen International thus acquired Impexbank, a Russian firm, on 31 January 2006. Impexbank is geared primarily to serving personal banking customers as well as small and medium-sized enterprises with a nationwide network of 203 branches and offices and about 400 distribution outlets. Purchasing Impexbank has made Raiffeisen International the largest foreign banking group in Russia. With the official closing, Raiffeisen International also completed the takeover of the Czech eBanka on 24 October 2006. eBanka began operations in 1998 and is primarily geared to business with personal banking customers as well as small enterprises. This acquisition increased the number of Raiffeisen International customers in the Czech Republic to about 310.000.

On the other hand, Raiffeisen International was able to close the sale of Raiffeisenbank Ukraine, which focuses on corporate customers, at a high extraordinary profit on 21 November 2006. Our interest in JSC Bank TuranAlem in Kazakhstan was likewise successfully sold, after it became apparent that increasing the holding as we originally intended, was not possible. This action in line with our strategy was positively received by the market, as shown by significant share price advances both after the purchase of Impexbank and eBanka and after the sale of Raiffeisenbank Ukraine and the stake in Bank TuranAlem.

Geographically balanced distribution of shareholders

The number of Raiffeisen International shares outstanding is 142.8 million. *Raiffeisen Zentralbank Österreich AG* owns 70 per cent, institutional investors 26.5 per cent, and private individuals 3.5 per cent. The institutional investors include, among others, a member of the World Bank Group, the International Finance Corporation (IFC), and the European Bank for Reconstruction and Development. The 30 per cent of share outstanding held by institutional and individual investors constitutes the free float of Raiffeisen International stock.

Shareholder structure of Raiffeisen International


Private investors 3.5%
Institutional investors 26.5%
RZB 70%

An increasingly balanced distribution may be observed in the case of institutional investors. About one-third of them are in the United States and one-third in Great Britain. Only 6.5 per cent of institutional investors are domiciled in Austria. The remaining institutional investors are mostly in other European countries, with a small, but growing group in Asia. Most individual investors reside in Austria.

Capital market communication

Raiffeisen International considers capital market communication not only as a commitment to openly providing shareholders with information, but also more as an opportunity to enter into constant dialogue with all interested parties. By not treating analysts and media differently, we promote uniform dissemination of information to institutional and individual investors in regard to both time and content.

Conference calls with analysts and media regarding interim reports are always held on the same day. Moreover, Raiffeisen International's first annual meeting, which about 700 participants attended on 7 June 2006 in Vienna's Austria Center, was also webcast, an offering that accommodated mainly small investors and was heavily used.

Our second Capital Markets Day also clearly demonstrated that Raiffeisen International is committed to communication that goes beyond required disclosures. On 13 October 2006, more than 110 investors and analysts took up our invitation to come to Kiev, the capital city of Ukraine, and be informed in detail by Managing Board members about current development in the market and in the Raiffeisen International Group. The local management from Ukraine and from Russia added respectively to that information detailed insights into the progress so far made in transforming Raiffeisen Bank Aval and integrating Impexbank. Raiffeisen International offered interested parties

who could not attend the Capital Markets Day in Kiev the opportunity online to read the investor's handbook prepared for the event at www.ri.co.at → Investor Relations → Events → Capital Markets Day.

Further highlights of Raiffeisen International's IR activities included several roadshows in Europe, in the United States, and for the first time in Asia.

The aim of Raiffeisen International's e-mail service is, in particular, to provide information to institutional and individual investors simultaneously. Interested parties may register for this service online at www.ri.co.at → Investor Relations → Ordering and E-mail Service.

Raiffeisen International was regularly covered by 15 investment banks and analyst firms in 2006. A total of 90 research reports in four languages were written, some of which are available in PDF format at www.ri.co.at → Investor Relations → RI Stock → Analyst Reports.

Dividend proposal

All shareholders are invited to attend the next annual meeting on 5 June 2007 in the Austria Center in Vienna. A dividend for 2006 of € 0.71 per share will be proposed at the annual meeting. If this proposal is accepted by the shareholders entitled to participate in Raiffeisen International's profits, the payout will amount to a maximum of € 101.4 million.

The dividend will be paid out on 13 June 2007 on the basis of holdings as of 12 June 2007 via the banks that maintain the securities accounts of our shareholders.

Stock data

Price on 31 December 2006	*€ 115.51*
High/low (closing prices) in 2006	*€ 115.51 / € 55.20*
Earnings per share for the full year 2006 without one-off effect	*€ 4.17*
Market capitalization as of 31 December 2006	*€ 16.5 billion*
Average daily trading volume (single counting) in 2006	*263,778 shares*
Stock exchange turnover in 2006 (single counting)	*€ 4.73 billion*
Free float	*30%*

Stock details

ISIN	*AT0000606306*
Ticker symbols	*RIBH (Vienna Stock Exchange)*
	RIBH AV (Bloomberg)
	RIBH.VI (Reuters)
Market segment	*Prime Market*
Issue price per share (25 April 2005)	*€ 32.50*
Number of shares outstanding	*142,770,000*

Contact Investor Relations

E-mail: investor.relations@ri.co.at
Phone: +43 (1) 717 07 2089
Website: www.ri.co.at → Investor Relations
Fax: +43 (1) 717 07 2138

Raiffeisen International Bank-Holding AG, Investor Relations
Am Stadtpark 9, 1030 Vienna, Austria

Corporate Governance

Trusting and efficient cooperation of the various corporate bodies, protection of shareholder interests, and open and transparent communication are the central guidelines for Raiffeisen International in implementing modern corporate governance. As a company listed on the stock exchange, Raiffeisen International is committed to the principles of good and responsible corporate governance as set forth in the Austrian Corporate Governance Code and agrees to comply with them. These remarks on compliance with the Code in the period under review (1 January to 31 December 2006) refer to the new version of the Austrian Corporate Governance Code of January 2006.

The full text of the Code is available on our website: www.ri.co.at → Investor Relations → Corporate Governance.

Information for everyone

Open and transparent communication with shareholders and the interested public is a special concern of Raiffeisen International. We therefore offer extensive information on our website:

- Ad hoc announcements, press releases, and IR mailings
- Our stock: Share price chart and information
- Analyst reports, including PDF files to download
- Ordering and e-mail service: Requesting printed materials and joining the investor relations mailing list
- Financial reports: Interim and annual reports
- Financial calendar: Report publication dates and the annual meeting and dividend payment dates
- Directors' dealings
- Articles of Association of Raiffeisen International as PDF to download
- Facts and figures: Strategy, shareholder structure and data overview

Managing Board and Supervisory Board

The Managing Board of Raiffeisen International has six members. The body manages the company. The Supervisory Board also has six members. Four of them, Walter Rothensteiner, Manfred Url, Patrick Butler and Karl Sevelda, are also members of RZB's Managing Board. To create clear structures internally, the rules of procedure of the Managing Board, the Supervisory Board and the Working, Audit, and Personnel Committees assign well-defined responsibilities. In that way, control and management of the company is achieved that is oriented to the future and accords with modern entrepreneurial principles. You will find further information concerning the bodies of Raiffeisen International on page 180.

The structure of Raiffeisen International, as of 1 January 2007


CEO
Herbert Stepic
CFO
Martin Grüll
Board Member
Retail
Aris Bogdaneris
Board Member
Corporate & Regions
Peter Lennkh
COO
Heinz Wiedner
Board Member
Rainer Franz
Management Secretariat
Human Resources & Training*
Communications**
Internal Audit**
Legal & Compliance**
Investor Relations
Group Controlling & Accounting
Treasury Coordination & Asset Liability Management
Strategic Portfolio Management
Corporate Risk Management
Retail Risk Management
Consumer Banking
SE Banking
Products & Marketing
Sales & Distribution
Affluent Banking
Regional Office
Corporate Relationship & Banking Alliances
Corporate Banking CEE
Corporate Product
Leasing International
Real Estate Development
Process & Productivity Management
Organisation & Project Office
Group IT
Shared Service Centres & Country Coordination

* „Executive Development & Training" report to Rainer Franz.

** Outsourced to RZB.

Annual meeting

The annual meeting will be held on 5 June 2007 at the Austria Center in Vienna. The invitation will be published at least three weeks in advance of that date. There are no cross-shareholdings in the Group. The one-share-one-vote principle applies, and all shareholders without voting right limitations have completely equal rights. Registered shares have not been issued. We had no information concerning syndicate contracts before going to press. To increase the transparency of the annual meeting, the opening and the speech of the Managing Board will be broadcast live on the internet at www.ri.co.at → Investor Relations → Events à Annual Meeting.

Declaration regarding the Corporate Governance Code

Rule 16 says that the Managing Board shall be constituted of several persons, with one member acting as the chairperson of the Managing Board. Internal rules of procedure of the Managing Board shall define the distribution of responsibilities and the mode of cooperation between management board members. The Managing Board of Raiffeisen International has six members, and its chairman is Herbert Stepic. The Managing Board's rules of procedure govern the mode of cooperation in the Managing Board and with the Supervisory Board. The distribution of responsibilities is regulated separately.

Group Management Report*

General economic environment

Record GDP growth in the Central European new EU member countries

Looking back one year to the beginning of 2006 our expectations for the year were rather ambitious for Central and Eastern Europe (CEE) but, as it turned out, they have been exceeded. Preliminary real GDP growth reached a record high of 5.4 per cent yoy (4.2 per cent in 2005) in the Central European (CE) new EU member countries (Poland, Czech Republic, Slovakia, Hungary, Slovenia) and is close to the 2004 highs. Real GDP growth in the Southeastern European (SEE) countries (Romania, Bulgaria, Croatia, Serbia, Bosnia and Herzegovina, Albania) reached 6.6 per cent (4.7 per cent in 2005). The economies of European countries of the Commonwealth of Independent States (CIS: Russia, Ukraine, Belarus) grew by 7.0 per cent.

Annual real GDP growth



9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
2002
2003
2004
2005
2006e
Eurozone
CE
SEE
CIS

Source: Thomson Financial Datastream, wiiw, Raiffeisen RESEARCH

Apart from country specific developments, economic expansion was driven by strong investment growth, robust private consumption as well as healthy demand from the export side. Given that the "old" EU countries are by far the most important trading partners for the CE and SEE countries (accounting for 2/3 to 3/4 of total exports) the 2.7 per cent real GDP growth in the Eurozone clearly has been a major supportive factor for the economic development in CEE in 2006. In addition, the business environment in the new EU member countries, the candidate countries, and the countries seeking candidate status has continuously improved, due to the EU integration process. This has also boosted foreign direct investment (FDI) in the region, which has remained strong and increased particularly in the SEE countries in the run-up to Romania's and Bulgaria's 2007 entry into the EU.

Inflation down despite booming growth

Despite the strong GDP growth in CEE in 2006 inflation rates were slightly down to 2.3 per cent on average in CE (2.4 per cent in 2005). The disinflation process also continued in SEE and CIS, with average inflation falling to 6.7 per cent (8.0 per cent in 2005) and 9.6 per cent (12.5 per cent in 2005) respectively. Apart from the decline of oil prices in the course of the second half of 2006, the strong real, and in part nominal, appreciation of the currencies of the region against the Euro – and even more so against the weakening US-Dollar – helped to dampen import prices and overall inflation. Among the countries Raiffeisen International is active in, Serbia remained the only one with double digit average inflation in 2006 (12.7 per cent yoy) and there, inflation came down sharply in the second half of the year (6.6 per cent yoy in December 2006) due to the appreciation of the Dinar.

*) The Group Management Report encompasses the pages 62–89.

Long-term interest rates continued to converge despite rising key rates

The international trend for interest rates and yields was clearly up in 2006, with both the US-Federal Reserve Bank and the European Central Bank (ECB) raising their key interest rates further in the course of the year. However, the yield differential of long-term government bonds against Eurozone benchmarks continued to converge in 2006, despite rising key interest rates backed by lower inflation and the appreciation trend of most of the currencies. Even in Hungary, where a temporary depreciation of the Forint triggered more substantial interest rate hikes, this yield spread declined compared with the previous year. In the Czech Republic the negative interest rate differential compared to the Eurozone increased to a full percentage point by the end of 2006, with a negative yield spread over the full yield curve. The most substantial convergence of yields was recorded in Romania in the run-up to the 2007 EU-entry, where yields for 10-year government bonds dropped from 7.5 per cent in December 2005 to 5.8 per cent by the end of 2006.

Strong real and nominal appreciation raises some concerns over current accounts

Despite the buoyant real GDP growth, some concerns have been raised that the strong real and nominal appreciation of virtually all CEE currencies, with the exception of Hungary, was based more on the overly strong liquidity position and the historic low risk-aversion of international investors than on economic fundamentals. Indeed current account deficits, as a percentage of GDP, increased on average in CE (3.3 per cent of GDP) and SEE (10.5 per cent of GDP) in 2006. In Bulgaria the preliminary current account deficit has reached 14.5 per cent of GDP and in Romania almost 11 per cent of GDP in 2006. Most of the blame has been put on the credit boom that is thought to have fueled demand for imported consumption goods. However, a closer analysis shows that trade balances are even more affected by the increase in imports of capital goods. Given the strong investment growth and the low domestic propensity to save, a high utilisation of foreign savings (i.e. high current account deficits) are the logical economic consequence – something that is generally to be expected in strongly growing emerging economies. Hence, a large part of the current account deficit can be financed by foreign direct investment (FDI) inflows. With Romania and Bulgaria's entry into the EU the situation of relatively high current account deficits that are largely covered by FDI inflows are most likely to continue over the next years without threatening economic stability, although the Romanian Leu appears to have less room for real appreciation now, than a year ago. From a long term perspective the construction of new as well as the modernisation and expansion of existing export oriented production facilities should lead to more balanced current accounts, similar to developments the CE countries had experienced over the past years.

Banking sector development in CEE

Total banking assets continued to grow strongly throughout CEE in 2006, despite the implementation of ever more restrictive measures by a number of central banks in SEE. Based on annualised half-year figures the growth of banking sector assets in EUR terms in CEE was 26.4 per cent in 2006, slightly down from the record 31.3 per cent growth in 2005. However, given the strong appreciation of the CEE currencies in the second half of 2006, the final growth figures will likely even have exceeded those of 2005. Banking sector growth remains driven by consumer and mortgage lending, which have both been boosted by the expectation of increasing property prices and rising incomes. Holdings of mutual and pension funds have recorded very high growth rates in an increasing number of banking markets, albeit coming from very low comparative levels.

Personal Loans in per cent of GDP vs. GDP per capita (at purchasing power parities), in €



Personal loans in per cent of GDP
60%
50%
40%
30%
20%
10%
0%
Eurozone
Croatia
Bosnia and Herzegovina
Bulgaria
Poland
Hungary
Czech Republic
Slovenia
Ukraine
Kosovo
Serbia
Slovakia
Russia
Albania
Belarus
Romania
5,000
10,000
15,000
20,000
25,000
GDP per capita (at PPP), in €

Note: Data as of end 2005, Source: Local central banks, wiiw, Raiffeisen RESEARCH

High market share of international banks rises further

The market share of international banks has reached high levels in a number of CEE countries in the course of banking sector restructuring and privatisation over the last decade. In the Czech Republic, Slovakia, Croatia, Bosnia and Herzegovina as well as in Albania the market share of majority foreign-owned banks exceeded 90 per cent of total banking assets in 2005 and with the privatisation of Banca Comerciala Romana the same will also be the case in Romania. The largest increase in the market share of foreign banks in 2005 was recorded in Serbia and in Ukraine. In Serbia the market share of majority foreign-owned banks jumped to 69 per cent of total banking assets in 2005, up from 36.8 per cent in 2004 as the banking privatization process was largely completed. In Ukraine the market share of majority foreign-owned banks increased to 25 per cent of total banking assets in 2005, up from around 7 per cent before that due to the acquisition of Bank Aval, the second largest bank in the country, by Raiffeisen International, and a number of other takeovers by international banks who were trying to gain a foothold in this large and strongly growing market. In the context of large and strongly growing markets, the market share of majority foreign-owned banks in Russia, although still comparatively small (6.8 per cent of total banking assets in 2005), increased somewhat in 2006 with Raiffeisen International's acquisition of Impexbank and several other acquisitions by international banks.

Market share of banks under foreign control, in per cent of total assets



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Czech Republic
Hungary
Poland
Slovakia
Slovenia
Albania
Bosnia and Herzegovina
Bulgaria
Croatia
Romania
Serbia
Belarus
Russia
Ukraine
CE
SEE
CIS
2004
2005

Note: Data as of end 2005
Source: Local central banks, Raiffeisen RESEARCH

Highlights of financial year 2006

Record earnings of € 1.2 billion

Consolidated profit (after tax and minority interests) rose to € 1,182 million thanks to strong organic growth and one-off effects.

Further acquisitions strengthen the retail segment

Raiffeisen International has expanded its operations, especially in the retail segment, with two more relatively large acquisitions.

Raiffeisen International acquired 100 per cent of *OAO Impexbank* in Russia at the end of January 2006 and began consolidating it after the transaction closed at the end of April. The Group has thus reinforced its position as the largest international banking group in Russia. Impexbank was founded in 1993. It is geared primarily to serving personal banking customers and small and medium-sized enterprises with a nationwide network of 203 branches and offices together with a further

400 distribution outlets. Impexbank had a balance sheet total of € 1.8 billion with profit before tax of € 20.8 million at the end of 2006. The number of staff was 5,517. The purchase price amounted to USD 563 million. The firm's legal merger with *ZAO Raiffeisenbank Austria*, founded in Moscow in 1996, is planned during 2007.

Raiffeisen International furthermore acquired a majority stake in *eBanka, a.s.* in the Czech Republic in the reporting year. At the time of its initial consolidation at the end of October, eBanka's equity stood at € 54 million. The purchase price amounted to € 130 million. With this acquisition, Raiffeisen International has increased its customer base in the Czech Republic by more than 70 per cent to about 310,000 at the end of the reporting year. eBanka is a pure retail bank and has been operating since 1998.

One-off effects due to divestments

A contract to sell 100 per cent of the shares in *JSCB Raiffeisenbank Ukraine* to *OTP Bank Zrt.*, Budapest, Hungary, was signed on 1 June 2006. After all approvals were obtained, the transaction closed in November 2006. The deconsolidation also occurred at that time. Raiffeisenbank Ukraine has been operating since 1998 and had a balance sheet total of over € 1.6 billion and 42 business outlets at the end of October 2006. The bank had equity of € 164 million at the time of closing and was sold for € 650 million. The Raiffeisen brand name was not a part of the deal, but became a valuable part of the name of the former Bank Aval, now operating as *Raiffeisen Bank Aval.*

A contract to sell Raiffeisen International's minority stake of 7.7 per cent in *JSC Bank TuranAlem* (BTA), Almaty, Kazakhstan, was signed on 23 August 2006. The stake in BTA's capital stock was sold at a price of € 136.5 million to a group of investors based in Stockholm. The sale of this holding was a consequence of unsuccessful negotiations with other BTA shareholders concerning the acquisition of a majority holding.

Strong organic growth

Besides the above-mentioned changes due to acquisitions and divestments, Raiffeisen International continued its strong organic growth. Excluding one-off effects, due to the divestments, profit after tax grew by 49 per cent. The balance sheet total showed organic growth of € 13.5 billion, or 33 per cent.

Expansion of our network is advancing rapidly. On balance, 178 new business outlets were opened (excluding newly added Impexbank and eBanka). Including the described changes, Raiffeisen International has 2,849 business units in 16 markets throughout Central and Eastern Europe.

Summary of consolidated performance

Since 2001, the consolidated financial statements of Raiffeisen International have been prepared on the basis of the *International Financial Reporting Standards* (IFRS). Furthermore, Raiffeisen International Bank-Holding AG prepares individual financial statements in conformity with the Austrian Commercial Code (UGB) because they provide the formal basis for calculating distributions and taxes. Please see the declarations which are required by the UGB on the corresponding pages in the Notes.

The majority of Raiffeisen International is held by *Raiffeisen Zentralbank Österreich AG*, which makes it a part of the RZB Group. The stake held by RZB amounts to 70 per cent with the rest of the shares held as free float.

Raiffeisen International Group consists of 17 network banks, 46 finance leasing companies, and a number of other financial institutions and bank-related service providers. For changes in the scope of consolidation, please see the relevant section of the Notes on page 114 ff.

Further earnings improvement through one-off effects

Raiffeisen International's earnings felt the additional positive influence of two one-off effects. The impact amounts to € 588 million and is attributable to the above-mentioned divestments of Raiffeisenbank Ukraine (€ 486 million) and the minority stake in Bank TuranAlem in Kazakhstan (€ 102 million). These two divestments account for almost 50 per cent of *consolidated profit* (after minority interests).

Consolidated profit rose by 209 per cent, or € 800 million, to € 1,182 million. Excluding one-off effects, it grew by 55 per cent, or € 211 million, to € 594 million. Including capital consolidation effects, newly consolidated enterprises account for 17 per cent, or € 36 million, of the earnings increase. Development of currencies in the CEE region was mixed in 2006. Altogether there was a relatively small positive effect on earnings of about € 5 million. Less the above-mentioned influences, the group therefore achieved an organic increase of 45 per cent, or € 170 million.

Raiffeisen International also grew significantly faster than the sector average in 2006. Its balance sheet total surpassed € 50 billion in September 2006 and reached € 55.9 billion at year end, thus growing by 37 per cent, or € 15.2 billion, on the preceding year. The largest part of this increase was attributable to credit growth. Including provisioning, the growth amounted to 42 per cent, or € 10.1 billion. Retail customers accounted for about 40 per cent of the increase.

The table below reviews the development of key items in the consolidated income statement:

Raiffeisen International's profit from operating activities in annual comparison

€000	2006	Change	2005	2004
Net interest income	1,763,881	46.7%	1,202,098	803,472
Net commission income	933,289	53.8%	606,639	441,386
Trading profit	174,823	73.1%	100,997	78,415
Other operating profit/loss	(4,263)	(81.0%)	(22,470)	(25,924)
Operating income	**2,867,730**	**52.0%**	**1,887,264**	**1,297,349**
Staff expenses	(824,773)	49.4%	(551,983)	(380,626)
Other administrative expenses	(687,840)	43.2%	(480,319)	(347,664)
Depreciation/amortization/write-downs	(181,059)	39.1%	(130,208)	(95,057)
General administrative expenses	**(1,693,671)**	**45.7%**	**(1,162,510)**	**(823,347)**
Profit from operating activities	**1,174,059**	**62.0%**	**724,754**	**474,002**

Once again, profit from operating activities grew strongly. Operating income rose by 52 per cent, or € 980 million, to € 2,868 million. All profit components contributed to this increase. The share attributable to the biggest component, net interest income, is just under 60 per cent. The influence of the newly consolidated enterprises on growth comes to 14 per cent, or € 137 million.

Net interest income grew by 47 per cent, or € 562 million, to € 1,764 million. That puts its share of total operating income at 61 per cent, 3 percentage points below the preceding year. The increase in net commission income (plus 54 per cent to € 933 million) and trading profit (plus 73 per cent to € 175 million) were even stronger. Their share of operating income went up by 1 percentage point each. *Other operating income* represents only a subordinate role in the composition of operating earnings.

Development of the cost/income ratio


€mn
3,200
2,800
2,400
2,000
1,600
1,200
800
400
0
70.3%
64.7%
63.5%
61.6%
59.1%
2,868
1,887
1,694
1,297
1,162
1,018
823
726
659
510
72%
70%
68%
66%
64%
62%
60%
58%
56%
54%
52%
2002
2003
2004
2005
2006
Operating income
General administrative expenses
Cost/Income Ratio

The composition of operating income changed only slightly. Because of higher growth rates, the shares of net commission income and of trading profit rose by 1 percentage point each at the expense of net interest income, whose share is now 61 per cent.

General administrative expenses grew in the reporting period by 46 per cent, or € 531 million, to € 1,694 million, of which newly consolidated enterprises accounted for € 104 million. Staff expenses rose by 49 per cent and hence more strongly than other administrative expenses at 43 per cent. That may be explained by the higher average number of staff (plus 72 per cent), which is primarily attributable to the integration of Raiffeisen Bank Aval and Impexbank.

Development of operating income


€mn
3,000
2,500
2,000
1,500
1,000
500
0
(500)
726
1,018
1,297
1,887
2,868
32%
54%
33%
55%
34%
62%
(2%)
32%
64%
(1%)
33%
61%
2002
2003
2004
2005
2006
Net interest income
Net commission income
Trading profit
Other operating profit/loss

The increase of operating expenses was below that of operating income. For the *cost/income ratio*, a benchmark of efficiency that sets general administrative expenses in relation to operating income, that means an improvement from 61.6 to 59.1 per cent.

A significant net increase is also shown in provisioning for impairment losses, which was raised by € 142 million, or 85 per cent, to € 309 million. Portfolio-based provisions, which are not matched with any concrete loan defaults, account for almost 40 per cent of that. The breakdown according to business areas shows a share of 62 per cent, or € 192 million, for retail customers. In regional terms, the emphasis of provisioning for impairment losses is in the CIS with a share of 40 per cent, or € 127 million, while Central Europe and Southeastern Europe each account for about 30 per cent. The reason for the increase in the CIS region lies in the newly acquired, strongly retail-oriented group units Raiffeisen Bank Aval (October 2005) and Impexbank (May 2006), which together booked provisions of almost € 77 million. The risk/earnings ratio consequently rose from 13.9 per cent to 17.5 per cent.

The increase of income taxes by 88 per cent to € 205 million is disproportionaly lower than the increase in profit before tax, which climbed by 160 per cent to € 1,480 million. No tax payments were incurred in Austria for the one-off effects. Compared with earnings excluding one-off effects of € 891 million (plus 57 per cent), however, the increase is disproportionaly higher, due to the changed distribution of profit in countries with higher income tax rates.

Development of Raiffeisen International's consolidated profit in annual comparison

€000	*2006*	*Change*	*2005*	*2004*
Profit from operating activities	***1,174,059***	***62.0%***	***724,754***	***474,002***
Provisioning for impairment losses	*(308,877)*	*84.7%*	*(167,260)*	*(137,596)*
Other net items	*614,430*	*>500.0%*	*11,063*	*4,367*
Profit before tax	***1,479,612***	***160.2%***	***568,557***	***340,772***
Income taxes	*(205,240)*	*88.4%*	*(108,963)*	*(71,020)*
Profit after tax	***1,274,372***	***177.3%***	***459,593***	***269,753***
Minority interests in profit	*(92,246)*	*19.4%*	*(77,259)*	*(60,315)*
Consolidated profit	***1,182,126***	***209.2%***	***382,334***	***209,437***

Profit after tax accordingly rose by 177 per cent from € 460 million to € 1,274 million. Excluding one-off effects, the increase comes to 49 per cent, which brings profit after tax to € 686 million. Due to higher provisioning for impairment losses, the increase is thus lower than that of profit from operating activities, which grew by 62 per cent to € 1,174 million.

Minority interests in profit grew by only 19 per cent from € 77 million to € 92 million and thus far below average, which is likewise due to a profit shift in favor of Group units without minority interests. No earnings are allocable to minority interests from the one-off effects.

The consolidated profit attributable to Raiffeisen International increased by 209 per cent, or € 800 million, and now stands at € 1,182 million. Excluding one-off effects, consolidated profit comes to € 594 million, which still means an increase of 55 per cent, or € 211 million.

Development of profit and the return on equity



€mn
3,500
3,000
2,500
2,000
1,500
1,000
500
0
50%
45%
40%
35%
30%
25%
20%
10%
15%
5%
0%
2002
2003
2004
2005
2006
882
175
19.9%
1,147
277
24.1%
1,535
341
22.2%
2,608
569
21.8%
3,259
45.4%
27.3%
1,480
Average equity
Profit before tax
ROE before tax
ROE without one-off effect

The resulting earnings per share (EPS) improved by € 5.50 from € 2.79 to € 8.29. Excluding one-off effects, earnings per share amount to € 4.16, which represents an increase of € 1.37. No new shares were issued in 2006. The average number of shares outstanding, excluding treasury shares, came to 142.6 million.

With the earnings increase of 160 per cent, the return on equity (ROE) before tax also rose significantly from 21.8 per cent to 45.4 per cent. The average equity underlying that calculation increased by about 25 per cent to € 3,259 million. Excluding one-off effects, the increase of ROE before tax is up 5.5 percentage points to 27.3 per cent.

Segment results by business areas

Once again, Raiffeisen International can report increases in all business areas for 2006. The success of our strategy to expand retail operations is reflected in a significant improvement of results from the business area of retail customers. Excluding one-off effects, this already contributes 30 per cent of total earnings after 21 per cent in 2005.

The largest segment, with a share of 52 per cent (excluding one-off effects), corporate customers continued to develop well in 2006. Earnings before tax rose by 38 per cent to € 467 million and hence by more than business volume. The risk assets allocable to this segment grew by 33 per cent to € 19.1 billion. At 35 per cent each, net interest income and net commission income contributed equally to earnings growth, while general administrative expenses increased by only 23 per cent. The cost/income ratio thus climbed by another 3.5 percentage points to 36.7 per cent. On the other hand, provisioning for impairment losses increased by 61 per cent, with almost half booked in the CIS. Because equity allocable to the corporate customers segment rose by only 18 per cent, its return on equity improved by 4.8 percentage points to 31.7 per cent.

As expected, the retail customer segment reports the strongest growth of profit before tax of all segments in the reporting year with a plus of 124 per cent, or € 146 million. This increase to € 264 million clearly reflects the return on investments made in new business outlets and products in recent years. However,

Development of segment earnings before tax


€mn
500
400
300
200
100
0
(100)
154
221
229
337
467
(64)
(24)
41
118
264
95
87
112
184
241
(9)
(8)
(42)
(70)
507
Corporate Customers
Retail Customers
Treasury
Participations & Other
2002
2003
2004
2005
2006

those investments are still not complete, which is shown by a 51 per cent rise of general administrative expenses. For that reason, the cost/income ratio of 72.3 per cent is still relatively high, but it nevertheless improved by 6.3 percentage points. The risk assets allocable to retail customers increased by more than half to € 14.1 billion. However, with higher volume, it was necessary to make increased provisioning for impairment losses, which nearly doubled to € 191 million. One-third of that is portfolio-based provisioning. The return on equity rose significantly from 15.1 per cent to 24.8 per cent. About four of five employees now work in the retail customers segment.

In the treasury segment, Raiffeisen International achieved a satisfying increase of profit before tax by 31 per cent, or € 57 million, to € 241 million. The most significant plus was in trading profit (78 per cent), where the Group benefited from a favorable currency environment as well as from a valuation gain arising from an open position connected with the Impexbank acquisition. Risk assets in the treasury segment rose by 12 per cent to € 5.4 billion. General administrative expenses grew by a more than proportionate 74 percent due to the newly consolidated enterprises. The return on equity improved slightly, by 0.9 percentage points on the preceding year, and now stands at 44.7 per cent.

The described one-off effects (divestments of Raiffeisenbank Ukraine and the stake in Bank TuranAlem) are to be found in the participations and other segment, which shows a profit of € 507 million (preceding year: loss of € 70 million). Besides net income from equity participations and non-banking activities, this segment mainly includes the computational surpluses from the investment of equity and the expenses of central Group management. These remain in the segment and are not distributed to other segments.

Detailed review of items in the income statement

The results compared with the preceding year are influenced by changes in the scope of consolidation. Raiffeisen Bank Aval was consolidated for the first time in the fourth quarter of 2005 and is therefore only included in the preceding year for three months. Impexbank was initially consolidated into the Group in May 2006, and eBanka in November 2006. Finally, Raiffeisenbank Ukraine is only taken into account in the income statement up to the beginning of November 2006. The year's gain on deconsolidations is shown on the line income from disposal of group assets of its own in the income statement.

Net interest income

Development of the interest margin


4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
3.05%
3.25%
3.30%
3.55%
3.76%
2002
2003
2004
2005
2006

Net interest income grew in the year under review by 47 per cent, or € 562 million, to € 1,764 million. This is significantly greater than the 37 per cent increase of the balance sheet total, allowing for a clear improvement of the interest margin (based on the average balance sheet total) by 21 basis points from 3.55 per cent in 2005 to 3.76 per cent. While the interest margin stayed the same in Central Europe (minus 1 basis point), it rose in Southeastern Europe and in the CIS by 4 basis points each. The newly consolidated enterprises (Impexbank, eBanka, and Raiffeisen Bank Aval) accounted for about 45 per cent, or € 250 million, of the increase.

Retail banking contributed a 59 per cent share (plus 5 percentage points) of total net interest income. The increase was primarily volume-driven. On the other hand, the share from corporate customers fell by 3 percentage points to 33 per cent despite improved interest margins at mid-market enterprises.

Interest income rose by 54 per cent to € 3,248 million; three-quarters of that deriving from loans and advances to customers. The corresponding balance sheet item shows an average increase of 46 per cent. Development of interest income from the securities portfolio worsened due to falling interest rates in some markets and volume declined by about one quarter.

With a plus of 65 per cent to € 1,484 million, interest expenses rose somewhat more strongly than interest income. Despite the growth of average deposits by 35 per cent, interest expenses increased by 48 per cent due to more deposit business in markets with higher interest rate levels. Interest expenses for subordinated liabilities, necessary mainly for regulatory reasons, increased from € 22 million to € 52 million.

Provisioning for impairment losses

Allocations to provisioning for impairment losses rose in 2006 by 85 per cent, or € 142 million, to € 309 million. About € 60 million of that increase derives from changes in the scope of consolidation. The net provisioning ratio – based on the risk assets of the banking book – increased by 16 basis points to 0.97 per cent. The loss rate, i.e., written-off loans in relation to total lendings, amounts to only 0.16 per cent and is thus only 3 basis points above the preceding year's level of 0.13 per cent.

The risk/earnings ratio, i.e., the ratio of provisioning for impairment losses to net interest income, comes to 17.5 per cent due to the significant increases, which represents a deterioration of 3.6 percentage points.

Newly formed individual provisions rose by 101 per cent on the preceding year to € 189 million. This higher need to provisioning is distributed relatively equally over all business areas and regions, with Southeastern Europe registering the highest increases at about € 70 million. Most of the cases in this

region are from Romania, Croatia, and Serbia. Few relatively large specific provisions (€ 5 million to € 8 million) were made for cases in both Ukraine and Slovakia.

Net new allocations to portfolio-based loan loss provisions amount to € 119 million, which represents a plus of 64 per cent. The emphasis is clearly in the CIS, where adjustment to Group standards as a result of newly acquired Group units has required additional allocations to provisions.

Net commission income

Net commission income improved significantly in all areas in the reporting year. It rose by 54 per cent, or € 327 million, to € 933 million. Newly consolidated enterprises account for 46 per cent, or about € 150 million, of that growth. The increase of net commission income is attributable to the higher number of completed transactions, especially in personal banking business. In more developed markets, demand is also growing for products and types of investment that involve more intensive advisory service. Consequently, development of investment fund sales is very satisfying.

Development of net commission income



€mn
1,000
900
800
700
600
500
400
300
200
100
0
234
333
441
607
933
2002
2003
2004
2005
2006
Payment transfers
Securities business
Other banking services
Credit and guarantee business
FX, notes/coin, precious metals business

In the year under review, we changed our method of presenting income from foreign exchange transactions involving customers. The trading margins achieved are split into a trader margin and a customer margin. The customer margins from such transactions are now shown in net commission income, while the trader margins are still recognized in trading profit. The reclassification has also been applied retrospectively to preceding years.

With an increase of 80 per cent, the earnings contribution from transfer payments was expanded significantly to € 412 million. With a 44 per cent share of net commission income, this continues to be the most important base of earnings. In foreign currency and precious metals business, the Group earned € 291 million net, which is an increase of 29 per cent.

There was a significant increase in the case of commissions from securities business of 75 per cent to € 40 million, particularly in the case of other banking services, whose earnings grew by 72 per cent to € 81 million.

Net commission income from retail customers shows the largest increase with a plus of 69 per cent to € 592 million. The segment contributes more than 63 per cent to total earnings. The regional mainstay of growth is the CIS with a plus of 134 per cent to € 322 million, which is primarily due to Raiffeisen Bank Aval.

Trading profit

With a plus of 73 per cent, or € 74 million, to € 175 million, development of trading profit is very satisfactory. Only € 5 million of that is from the newly consolidated units. Both figures already take into account the previously described reclassification of customer margins from foreign exchange transactions into net commission income. Trading profit consists of both realized and unrealized gains and losses from all positions in the trading portfolio net of refinancing expenses for such positions.

Trading profit by geographic segments



€mn
200
180
160
140
120
100
80
60
40
20
0
100
122
78
101
175
70%
59%
55%
38%
24%
2002
2003
2004
2005
2006
Central Europe
Southeastern Europe
CIS

Net income from currency-based transactions is the most important earnings contributor at 80 per cent. It rose in the year under review by 63 per cent to € 141 million. Besides a higher volume of transactions in foreign-currency trading, favorable development of exchange rates contributed to this increase in some markets, especially in Romania. Furthermore, a valuation gain of € 33 million that arose in the parent company in connection with the Impexbank acquisition is included here.

Trading profit from interest rate and credit products plays a subordinate role for Raiffeisen International, because the limits approved by the management are relatively small and are only employed selectively. Nevertheless, profit from this type of proprietary trading improved by 108 per cent to € 26 million. This is attributable to a valuation loss suffered in the preceding year from both Treasury bills in Slovakia and to gains at Impexbank, which has been consolidated in May 2006. Trading profit from equity-based transactions amounts to € 7 million up from € 2 million in the preceding year and derived mainly from activities in Croatia and in Bosnia and Herzegovina.

Because of the effects described, almost 47 per cent of trading profit in 2006 derives from the CIS (2005: 20 per cent), 29 per cent from Southeastern Europe (2005: 42 per cent), and 24 per cent from Central Europe (2005: 38 per cent).

Net income from financial investments and current financial assets

Net income from financial investments and current financial assets amounted to € 103 million in 2006 after € 11 million in the preceding year. This item comprises of 1) net income from financial investments, which in turn consists of net re-valuation of securities held to maturity and net proceeds from sales of securities held to maturity, and 2) net income from other current financial assets, which in turn consists of net re-valuation of current financial assets and net proceeds from sales of current financial assets at fair value through profit and loss.

The dominant influence on net income from financial investments and current financial assets was the sale of the minority stake in Bank TuranAlem in Kazakhstan, which yielded net proceeds of € 102 million. Altogether, the item amounts to € 103 million after being € 5 million in the preceding year. It includes, among other items, proceeds of € 2 million from the sale of *Market Investment Group d.o.o.*, Sarajevo, Bosnia.

Net income from other current financial assets declined from € 6 million to € 1 million. Particularly in Southeastern Europe, valuation prices of securities classified as current assets fell in contrast to the preceding year.

General administrative expenses

General administrative expenses increased in the year under review by 46 per cent, or € 531 million, to € 1.694 million. Additions to the scope of consolidation account for more than half of this increase (about € 270 million). The organic rise in general administrative expenses compared with the preceding year amounts to only 22 per cent, or € 261 million.

Despite increased total expenses, general administrative expenses grew less than operating income, allowing further improvement in operating efficiency. The cost/income ratio fell below 60 per cent by end 2006. At 59.1 per cent, it is 2.5 percentage points below the preceding year's figure of 61.6 per cent. In the medium term, i.e. by 2009, Raiffeisen International intends to reduce the ratio to below 58 per cent.

Staff expenses increased by 49 per cent, or € 273 million, to € 825 million and their share of general administrative expenses rose by 2 percentage points on the preceding year to 49 per cent. Organic growth was responsible for € 129 million of that amount, while € 144 million was attributable to the described changes in the scope of consolidation.

As a consequence of acquisitions, the average number of staff (full-time equivalents) in the Group rose by 72 per cent, or 20,585, to 49,173. Raiffeisen Bank Aval, which was not fully included in 2005, was primarily responsible for this increase.The average number of staff grew by 23 per cent in Central Europe and by 14 per cent in Southeastern Europe, but tripled in the CIS region. Altogether, the increase of staff is significantly above that of staff expenses, which is due to lower staff expenses in the expanding markets. Operating income per staff member declined, however, from € 66 thousand to € 58 thousand.

Structure of general administrative expenses


€mn
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
510
659
823
1,162
1,694
43%
45%
46%
47%
49%
2002
2003
2004
2005
2006
Staff expenses
Other administrative outlay
Depreciation/amortization/write-downs

The increase in other administrative expenses by € 208 million (43 per cent) to € 688 million was somewhat less than that of staff expenses. Newly consolidated units contributed just under € 100 million, or almost half of the increase. Since expansion of the branch network is not complete yet, the higher expenses primarily involved rents for buildings, implementation of settlement systems, and security expenses. Moreover, advertising expenses rose by 46 per cent to € 86 million, and legal and consulting expenses by 87 per cent to € 60 million.

Depreciation/amortization/write-downs of tangible and intangible fixed assets increased on the preceding year by 39 per cent, or € 51 million, to € 181 million. Intangible assets, including

Regional breakdown of general administrative expenses



€mn
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
510
659
823
1,162
1,694
61%
57%
53%
46%
35%
2002
2003
2004
2005
2006
Central Europe
Southeastern Europe
CIS

Breakdown of other administrative expenses



Other Items
17% (-2 PP)
Office expenses
4% (+1 PP)
Security expenses
4% (+1 PP)
Deposit guarantees
6% (-1 PP)
Legal and Consultancy
9% (+2 PP)
Communications
9% (+/-0 PP)
Premises, rents
25% (-1 PP)
IT
13% (-1 PP)
Advertising
13% (+1 PP)

especially software, accounted for € 49 million of that (preceding year: € 39 million). This item also includes extraordinary amortization of the Impexbank brand (€ 5 million). As a result of Impexbank's upcoming integration into Raiffeisenbank, the name is no longer of value.

Other operating profit/loss

Other operating profit/loss improved from a loss of € 22 million to a value just above zero. Two factors contributed to this increase. Firstly, including *Raiffeisen Real Estate Management Zrt.*, Budapest, Hungary resulted in the releases of negative goodwill of € 8 million from the first-time consolidation. An impairment loss of € 3 million was charged in the preceding year for *Raiffeisen Krekova banka d.d.*, Maribor, Slovenia. The second factor concerns operating leasing business, where earnings increased from € 4 million to € 15 million. This business is mainly conducted in Croatia and to a small extent in Poland.

Gains on deconsolidations

For reasons of materiality, the gains on deconsolidations that occurred in the year under review are shown in the separate line income from disposal of group assets of the income statement. The gain of € 507 million derives primarily from a one-off effect, the sale of Raiffeisenbank Ukraine, which was deconsolidated when the sale closed in November 2006. The gain at the time of the deconsolidation amounted to € 486 million. In addition, two other Group enterprises were divested, represented by two project companies belonging to Raiffeisen Real Estate Management, whose core business is the development and sale of real estate projects in Hungary. At € 20 million, the net effect was significantly higher than in the previous years.

Balance sheet development

Raiffeisen International's strong growth continued in 2006. The consolidated balance sheet total rose on the preceding year by 37 per cent, or € 15.1 billion, to € 55.9 billion.

Changes in the scope of consolidation, mainly the inclusion of Impexbank in the second quarter and of eBanka in the fourth quarter, account for about € 2.6 billion. The increase due to changes in the scope

of consolidation declined in comparison with the preceding year, mainly attributable to the sale of Raiffeisenbank Ukraine in the fourth quarter, which took € 1.6 billion in assets from the Group. The currency effect, i.e., the net effects from the different changes in CEE currencies, comes to € 0.6 billion. The Group's organic growth amounts to € 13.5 billion, an increase of one-third compared with the end of 2005.

Structure of balance sheet assets


€mn
60
50
40
30
20
10
0
14.4
10%
19%
20.1
13%
17%
28.9
10%
16%
40.7
13%
14%
55.9
12%
15%
2002
2003
2004
2005
2006
Loans and advances to banks
Loans and advances to costumers
Securities
Other assets

Structure of loans and advances to customers


Private customers
29%
Public sector
2%
Small and medium-sized enterprises
16%
Corporate customers
53%

Growth on the asset side was driven by loans and advances to customers, which increased by 41.8 per cent, or € 10.3 billion, to a total of € 35.0 billion. Changes in the scope of consolidation contributed € 0.4 billion. Adjusted for impairment loss provisioning of € 872 million, loans and advances to customers now account for 61 per cent of balance sheet assets.

Lending to corporate customers rose by 37 per cent, or € 5.9 billion and reached a value of € 21.7 billion at year's end. The increase in lending to retail customers amounted to 52 per cent, reaching a total of € 12.4 billion at year's end.

Securities, belonging to several valuation categories and balance sheet items but combined in the chart on this page, increased marginally by 12 per cent to € 6.5 billion. However, there were some reallocations, particularly an increase of trading assets by 62 per cent at the expense of investments geared to the medium and longer term. Altogether, the share of securities in the balance sheet total decreased from 14 per cent to 11 per cent.

The share of other assets remained unchanged at 13 per cent. Liquid funds (cash reserves) increased by 40 per cent to € 4.1 billion, while tangible and intangible assets together increased by € 0.7 billion.

The largest item on the liabilities side of the balance sheet, deposits from customers, grew by 33 per cent, or € 8.3 billion, to € 33.2 billion. Its share of the liabilities arises at 59 per cent. Impexbank and eBanka contributed € 1.8 billion to that increase; customer deposits declined by € 0.6 billion with the sale of Raiffeisenbank Ukraine. Sight deposits rose by 36 per cent to € 14.5 billion, and time and savings deposits by 31 per cent to € 18.6 billion. The coverage of customer deposits to loans and advances to customers decreased from 101 per cent to 95 per cent.

Structure of balance sheet liabilities


€mn
60
50
40
30
20
10
0
55.9
11%
25%
40.7
10%
25%
28.9
9%
23%
20.1
8%
27%
14.4
9%
20%
2002
2003
2004
2005
2006
Deposits from banks
Deposits from customers
Other liabilities
Own funds

The share of funding by banks remained unchanged in the reporting period at 25 per cent. Deposits from banks rose by 35 per cent, or € 3.6 billion, to € 13.8 billion. The relatively long-term funding arrangements through banks and supranational institutions likewise increased by 30 per cent to € 7.3 billion. Money market business totals € 5.6 billion (plus 28 per cent) as at the balance sheet date.

The share of other liabilities rose slightly by 1 percentage point to 11 per cent. Included are liabilities evidenced by paper, i.e., funding via the capital market in the framework of issuing debt securities, which grew in the reporting period by 87 per cent to € 1.4 billion, mainly due to issues in Slovakia.

Own funds, consisting of equity and subordinated capital, make up 11 per cent of the balance sheet total (plus 1 percentage point). The subordinated capital included in own funds rose by 144 per cent to € 1.4 billion. In May 2006, hybrid Tier 1 capital was made available to the Group for the first time in the amount of € 500 million.

Of the remaining subordinated capital, which is important mainly for the local regulatory purposes of subsidiary banks, 88 per cent was financed by RZB as Raiffeisen International's main shareholder, and 12 per cent by supranational institutions.

Development of equity

Equity on the balance sheet

Breakdown of consolidated equity


€mn
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
4,590
1,824
3,277
1,830
2,177
1,318
1,379
820
1,145
715
2002
2003
2004
2005
2006
Paid-in capital
Earned capital
Minority interests

Raiffeisen International increased its equity inclusive of consolidated profit and minority interests by 40 per cent, or € 1,314 million, in the year under review. It amounts to € 4,590 million at the balance sheet date (2005: € 3,276 million).

Paid-in capital, consisting of subscribed capital and capital reserves, decreased by € 10 million to € 1,820 million as a result of share buy-backs, which were purchased because of the Share Incentive Program (SIP).

Earned capital grew by 123 per cent, or € 1,195 million, to € 2,162 million. This includes consolidated profit for the year under review in the amount of

€ 1,182 million and retained earnings of € 980 million. In addition to ploughed-back profits from 2005, the main contributing factors were the effects of exchange rate developments in the CEE countries (minus € 34 million) and valuation gains arising from capital hedges (€ 108 million) made to safeguard part of the exchange rate effects in equity.

Set against the increase are dividend payments for 2005 in the amount of € 111 million. In June 2006, the annual general meeting of Raiffeisen International decided on a dividend of € 0.45 per share, which adds up to € 64 million. The remaining profit distributions are to minority shareholders of Group units.

Minority interests in equity increased by 27 per cent from € 128 million to € 604 million. The main reasons for the change were minority interests in profit of € 92 million, capital contributions from third parties to various Group units amounting to € 67 million, exchange rate effects on the equity owned by minority shareholders (€ 14 million), and dividend payments (€ 46 million) as well as share changes in the scope of consolidation (€ 6 million).

Own funds according to the Austrian Banking Act

Raiffeisen International is not a separate banking group within the meaning of the Austrian Banking Act (BWG) and therefore is not itself as group subject to banking regulations. The following figures have been calculated according to the regulations of the Banking Act and are accounted for within the scope of the RZB banking group. They are provided here for information purposes only.

Raiffeisen International's consolidated own funds as defined by the Austrian Banking Act (BWG) came to € 4,513 million at the year's end 2006 (increase of 54 per cent, or € 1,575 million).

Core capital rose by 55 per cent, or € 1,313 million, on the preceding year and now stands at € 3,705 million. It was positively influenced by the reporting year's profits, by capital increases of third parties, and by the slightly positive effects of rising CEE exchange rates on equity, which amounted to about € 13 million. Set against those positive influences is the direct deduction of goodwill arising from the acquisitions of Impexbank and eBanka in the amount of about € 389 million, which was required by the consolidation method prescribed by the Austrian Banking Act. Raiffeisen International's first hybrid Tier 1 issue, which occurred in May 2006, brought an increase in core capital of € 500 million.

Additional own funds show an increase of 50 per cent, or € 270 million, to € 807 million, including € 91 million in the form of supplementary capital (upper Tier 2). The greater part of this subordinated capital, needed primarily because of local supervisory regulations, is financed by RZB.

Set against own funds is an own funds requirement pursuant to the Austrian Banking Act of € 3,284 million, which is steadily growing due to strong expansion. That corresponds to an increase of 37 per cent, or € 891 million. Excess cover at year's end comes to 37.4 per cent, or € 1,229 million. In particular, the own funds requirement consists of requirements for the banking book (€ 3,040 million), for the securities trading book (€ 137 million) and for open foreign exchange positions (€ 107 million).

The *core capital ratio*, based on the banking book, rose by 0.8 percentage points to 9.8 per cent. The core capital ratio (including market risk), i.e., measured based on total risk assets of € 41.0 billion, results in a value of 9.0 per cent at the end of 2006 (plus 1.0 percentage points). The own funds ratio increased by 1.2 percentage points to 11.0 per cent.

The corresponding local supervisory requirements, which in some cases diverge from EU regulations, are fulfilled by all affected Group units.

Risk Management

As a Group function, active risk management is a core competence for Raiffeisen International.

Principles of risk management

The risks of the individual network banks and specialist companies are controlled and managed by means of a comprehensive system of risk principles, risk measurement and monitoring processes, and appropriate organizational structures. The policy and the principles of risk management are determined in the framework of rules prescribed by the Group's Head Office:

- The management of credit, country, market, liquidity, and operational risks is coordinated at every level of the Group
- To guarantee a consistent and coherent approach to risk management, it is coordinated with Group parent RZB
- Uniform rating methods are used throughout the Group
- Credit guidelines are revised and approved during the annual budgeting and planning process.
- There are clear Chinese walls between operational staff and all risk management personnel
- Provisions for default on loans to corporate customers are formed mainly on a case-by-case basis that includes risk of loss. Provisions for default on loans to retail customers are based on the portfolio approach
- Generally, new product launches in the retail area are subject to head office approval

Please see page 161 ff. for a detailed overview concerning the definition of the individual types of risk (market, credit, liquidity, and operational risk) and the organization of Raiffeisen International's risk management.

Risk management initiatives

Retail banking and small enterprises

The emphasis of risk management in retail business with personal banking customers and small enterprises are:

- Development of infrastructure
- Support of profitable growth
- Portfolio management

Further strengthening of infrastructure in the retail segment was the hallmark of 2006. Raiffeisen International launched a comprehensive framework for retail risk management that divides various areas (for example organization, portfolio management, and fraud prevention) into three complexity levels of and setting uniform standards for each. Every local retail risk organization performed a evaluation of existing credit risk structures based on these standards. Moreover, they agreed on country- and area-specific personnel development plans with central risk management in Vienna. These development plans then formed a key element in the process of negotiating personal targets for retail risk managers in the network banks. The self-evaluation also provided a yardstick for the extent of support that the individual banks received from the Head Offices (HO).

Several risk tools, guidelines, and procedures, besides the framework itself, were introduced. They included a standard stress test of a retail portfolio denominated in foreign currency or linked to a foreign currency, as well as detailed documentation for the formation and budgeting of provisions for personal banking customers and micro portfolios that supplements IAS 39 and the Group Financial Statement Handbook and contains clear guidelines. Also a comprehensive package for monitoring collection results and other collection tools were developed and have been introduced into the individual network units.

Further improving portfolio management was an emphasis of retail risk management. In order to identify and contain the main risks, dozens of new and existing products were examined. At the same time, the profitability of those products and the underlying processes were thoroughly investigated. In the personal banking and micro areas, more than 40 application and behavior scoring models were developed or examined. For the small enterprise valuation model, two verification analyses were conducted.

Portfolio control and management was made mandatory at the segment and product levels. Reporting granularity for relatively large network units was increased significantly and the SME portfolio reports were standardized. Key performance indices based on the budget or on historical or expectable development were introduced. The actual-value deviations of the forecast models are now being analyzed. The goal is to make comprehensive instructions available to the individual network units. A general risk evaluation was conducted for the personal banking area. It uses the same scaling as the risk evaluation system for the corporate segment, but the probability of default is determined with specific reference to personal banking customers. Existing Basel II concept papers were examined and significantly expanded with a view to personal banking credit risk.

No changes will be made in the emphasis of our risk management for 2007. The aim will continue to be the expansion of retail risk management. Raiffeisen International will further evaluate and promote infrastructure development based on the framework evolved in the past years. In view of the strong portfolio growth in general and especially in the CIS, Raiffeisen International's risk management will concentrate in particular on collection, and on fraud detection and on prevention. Revenue growth will be supported by further standardization and rationalization of products and risk processes. Reporting platforms continue to be adjusted in order to improve valuation and depth analysis. For Basel II, staff is concentrating on introducing the concepts adapted in 2006. Moreover, data quality management is being strengthened.

Corporates

In the area of corporate risk management, we continued to harmonize standards of Group-wide risk management in 2006. Lending principles as well as the structural and process organization are set forth in a credit manual (in accordance with Basel II and the standards of the Austrian Financial Market Authority, FMA). It covers, inter alia, principles concerning the application of uniform risk evaluation methods, credit handling and decision processes, and guidelines for a country-specific risk policy. The credit handbook applies to all companies of Raiffeisen International.

A clear functional and organizational separation between business and risk units is provided in all network banks. Based on a Group-wide standardized job profile, highly qualified chief risk officers (CROs) are appointed in the network banks step by step. In the future, the CRO function will be performed either by a member of the managing board of the respective network bank or by a member of the second management level. Due to the high responsibility of the position, the appointment as CRO requires in all cases prior approval by the central bodies of Raiffeisen International. That measure has strengthened the position of the local CRO in terms of both content and hierarchy.

Organization of Corporate Risk Management


HQ Risk Management
Lokal Credit Comitee
Lokal Risk Management

Local risk management units are implemented in each network unit to evaluate and manage country-specific risks in line with the local market conditions. The network units are granted local approval authorities which depend on the size of the respective network unit and on additional country-specific factors and which are approved centrally by the bodies of Raiffeisen International in Vienna. Transactions that exceed the network unit's local approval authority are examined by Head Office risk management in Vienna, assigned a recommendation, and passed on for decision to the responsible supervisory board. Intensive training and exchange programs supported the correct application of Group-wide uniform standards. For example, about 60 corporate risk managers, corporate credit officers, and senior corporate account managers passed several one-week credit analysis and risk management workshops. Internships and training-on-the-job modules in Vienna promote close contact with the central units.

In addition, we created a new function called "credit examination and quality control" at the level of central risk management. Its function is to check the quality of credit processes and the proper application of risk management tools and standards in the network banks. Likewise, credit decisions taken by network units under local approval authority are evaluated by this examination unit in the framework of individual on-the-spot examinations. Based on the evaluation results, best-practice examples are developed and processes are optimized.

In the process of transforming the leasing area of Raiffeisen International, which started in 2006, we placed special importance on closely connecting the local leasing companies with the respective network banks. The leasing companies' risk management units were put under a functional reporting line to the risk management of the respective network bank or integrated completely into it. The transformation process aims at increasing the efficiency of the credit process and at a coherent and consistent risk management in the respective local banking and leasing institutions.

In integrating Bank Aval, we continued to implement as planned the Group risk standards, processes, and risk evaluation tools. Following that example, we developed integration plans for Impexbank and for eBanka and are successively implementing them. The rating of the entire corporate portfolio according to the Raiffeisen International rating model was completed in all three banks.

Basel II

The centralized implementation project coordinates and supports the local implementation efforts in close cooperation with the various supervisory authorities to ensure full compliance with both the Austrian and the various local legal requirements. We continue to place major emphasis on ensuring high data quality throughout the Group. We have successfully adapted existing IT systems in accordance with data requirements to fulfill Basel II requirements. All Basel II activities are producing uniform standards, harmonized methods and credit evaluation tools and will consequently ensure sophisticated, state-of-the-art regulatory risk management throughout the Group.

Operations and IT

The main priority within Operations and IT in 2006 was to build the right infrastructure to support the fast growth in retail business, especially in retail lending and in the countries with the highest transaction volume and planned growth, namely Romania and the CIS.

An internationally proven retail lending module was selected and will be rolled out to the majority of large retail network banks by the end of 2008. Along with the sales force effectiveness program, an initiative was launched to further centralize and automate back office functions, such as payments, collections, loan processing and routing incoming calls to country wide call centers. These efforts went hand in hand with rigorous process improvement initiatives.

The transformation process for Raiffeisen Bank Aval in Ukraine started with a focus on implementation of group wide standards on risk management, audit, security and other vital banking areas. The

integration of Impexbank in Russia and eBanka in Czech Republic has commenced with the set-up of transformation teams and project management structures. The projects are well under way. In both countries new combined management teams have been appointed in order to avoid uncertainty among staff and being able to thus concentrate on the business and the required internal efforts for a successful merger.

A decision was made to establish a new regional payment center for the group in Romania. This center will start operations in 2007 and will firstly concentrate on centralizing all SWIFT traffic and later also on central processing and routing of cross-border payments. As a next step it is envisaged to concentrate all Single European Payments Area (SEPA) transactions.

The central procurement project which had been launched in 2005, already showed good results in the reporting year and will generate significant cost savings going forward, by aggregating internal demand across the group, electronic auction programs and improved demand control. A leading procurement software was chosen which will be implemented throughout 2007.

The 6 Sigma inititiative which was started in 2004, also led to the completion of several business process improvement projects across all networkbanks and business areas contributing significantly to increased productivity, while improving service levels at the same time. A recent success in this area was the reengineering of payment processing at Raiffeisenbank Bulgaria which led to 50 and 70 per cent less processing time for domestic payments, foreign payments respectively.

Process re-engineering was followed by centralization of processing and of modern scanning and workflow technology. Another example was the improvement of application processing for micro lending at Raiffeisenbank in the Czech Republic. The time to approval was reduced from three days to 24 hours which led to three times the business volume as before the change.

6 Sigma initiative



Ongoing project expected to deliver benefits of € 21.5 Mio.
63 projects currently ongoing, 68 completed in 2006, realized benefit € 33 Mio.
58 projects completed; realized benefit € 15.7 Mio.
26 projects completed; realized benefit € 6.7 Mio.
Start groupwide 6 Sigma rollout
2003
2004
2005
2006
2007
2008

Group projects

Preparations for the introduction of Basel II progressed according to plan. A specific roll-out team gave guidance and support to all units, helping them to sort out remaining issues.

The definition, implementation and tracking of group-wide security minimum standards led to reduced IT and business risks. The RZB Group Security organization was enhanced by introducing group-wide forums for Information and Physical Security. A standardized risk assessment was conducted in all banks of the Raiffeisen International network. The results of the assessments have been documented in detailed risk reports stating local and central measures to be taken.

Raiffeisen International started utilizing open source products such as Open Office. Especially in Russia and Ukraine this step promises high cost saving potential. In addition several other IT-related cost saving initiatives were launched, for example central IT production, server consolidation, and outsourcing of print services.

Human Resources

Major employer with continuous growth

Development of personnel of balance-sheet date

Employees at year-end 2006 (FTE)



60,000
50,000
40,000
30,000
20,000
10,000
0
13,478
52
6,613
18,386
64
7,799
22,851
144
8,697
43,614
184
9,654
52,732
207
11,427
2002
2003
2004
2005
2006
Central Europe
Southeastern Europe
CIS
Austria

Again Raiffeisen International continued the growth of recent years in 2006. Our acquisition of Impexbank in Russia and eBanka in the Czech Republic, in particular, led to a significant increase of personnel. The continuous organic growth of our network banks likewise contributed substantially to the rising number of employees. That Raiffeisen International is a young and dynamic company is also clearly reflected in our personnel structure. The average employee age in all group organizations is 34 years. The staff of Raiffeisen International is highly qualified. That is shown by the high ratio of university graduates, which stood at 70 per cent in 2006. In some countries, there are relatively large divergences from this average. Such country-specific differences are explained partly by differing labor market structures and educational systems and partly by the respective macroeconomic situations. This is also true of the company's ratio of female employees, which averaged 68 per cent in 2006.

Personnel development measures in the integration process

Processes of change present special challenges for a company's development and training activities. For that reason, the integration of Bank Aval, acquired in 2005 and now named Raiffeisen Bank Aval, is a focal point of personnel development for Raiffeisen International.

We have evaluated the need to develop management capacity, among other things, in the framework of the integration project. Building on the results of that evaluation, we have developed a modular training program in cooperation with the renowned Kyiv-Mohyla Business School (KMBS) to convey the corporate culture and management principles of the Raiffeisen Group to local management. Taking into account Group-wide standards, members of local management have deepened and widened their personal management qualifications in the framework of the program. About 80 employees in key positions rounded off their personal training programs by attending intensive language courses in English.

We plan to continue and widen the program for developing management capacities in 2007 by adding further training modules.

To achieve the acknowledged high quality of service and advice that characterizes Raiffeisen International network banks, we have restructured the training and development department of Raiffeisen Bank Aval. The learning and development strategy for the years 2006 to 2008 focuses on implementing e-learning and training employees with an emphasis on the retail segment. In a newly equipped training center, a large number of employees have taken advantage of extensive course offerings on products and customer service.

Geographic distribution of employees

Employees at year-end 2006



Austria <1%
Central Europe 21%
Southeastern Europe 26%
CIS 53%

Performance Management

Within only five years, the number of Raiffeisen International employees has increased fivefold to more than 54,700 persons at the end of 2006. Performance management, as a cyclical business process for measuring, improving, and rewarding the achievements of individual employees, is a key element for guiding this rapid growth according to plan. Performance management serves to implement Group strategy because the individual planning targets of the employees are adapted by this process to the company's goals. Clear positioning in the value chain gives the individual employee orientation in the fulfillment of his or her functions. Objective evaluation of individual achievement, regular feedback, and appropriate recognition have a positive effect on the motivation of individual employees and thereby promote the efficiency of the entire company.

Performance management simultaneously is the foundation for many personnel decisions. In addition to the design of compensation systems, identification and engagement of talented individuals, development of management capacities, and career planning. Coordinated succession planning is also based on performance management.

The Managing Board of Raiffeisen International started a Group-wide initiative in 2006 to expand performance management and to standardize the entire process to a greater extent throughout the company. This expansion concerned the following core activities:

- Integration of uniform, cultural key competencies into the local performance management systems of the network banks. Group awareness and cohesion of all staff members can be established by that means on the basis of Raiffeisen International's Group-wide corporate vision.
- Redesign of the performance management systems for the top and middle management levels of the network banks.
- Execution of standardized performance management refresher courses in all countries.

Further projects to promote Group-wide performance management standards will also be carried out in 2007 with some extending into 2008.

Strategic training initiatives

In supporting strategic initiatives through continuing education measures, we have paid special attention to employees in retail business.

In the framework of our Group-wide sales force effectiveness program, we started an extensive qualification initiative especially geared to employees in the areas of personal banking customers and small and mediumsized enterprises. The continuing education programs have been developed in cooperation with wellknown international consulting firms. The measures have already been successfully implemented in Poland, Romania, Czech Republic, Croatia, Serbia, and Albania with the support of specialists from central Group units.

In the area of retail risk management, we have further expanded our offering for network banks of international training programs, which are uniform throughout the Group. It now comprises 16 modules, with which Raiffeisen International – in cooperation with international training providers – ensures comprehensive continuing education for employees involved with retail risk at all network banks.

Management development and executive training

The management training programs for senior and junior executives have been expanded further in the individual network banks, based on the key competency model that is standard in Group.

Altogether, about 180 of the 500 most important management employees made use in the reporting year of executive training courses and individual development programs that are geared to each person with central coordination.

To have a broad basis of management talents, we have started new programs in most network banks so that Raiffeisen International will be able in the future to get the best people, develop their skills, and ensure their long-term loyalty. To that end we have, for example, intensified cooperation with local universities, set up trainee programs and defined development paths.

Outlook for 2007

Economic outlook

The economies of Central and Eastern European (CEE) have entered the year 2007 with great momentum given the exceptionally strong economic growth in the second half of 2006. Robust real GDP growth is expected again for 2007, albeit somewhat lower than the levels reached in 2006. One of the key reasons for this is the international economic environment our CEE growth scenario is based on, which assumes a marked slowdown of the US real GDP growth to 1.9 per cent in 2007 (3.4 per cent in 2006) and a more moderate weakening in the Eurozone to 2.2 per cent (2.7 per cent in 2006). Despite the foreseen slowdown of the Hungarian economy to around 2.5 per cent yoy, which is a result of the overdue budget consolidation, the Central European new EU member countries should still reach an average real GDP growth of around 4.8 per cent, after a record 5.4 per cent in 2006. For the most part for the latest EU entrants Bulgaria and Romania the positive impacts from EU membership should balance out possible initial difficulties. Altogether the Southeastern European transition countries should see an average real GDP growth of around 5.8 per cent in 2007, after 6.6 per cent in 2006. The European CIS economies should remain the region with the highest economic growth in 2007, at around 5.9 per cent, after 7.0 per cent in 2006.

As in recent years, consumer demand and capital investment should remain the most important drivers of growth. Both are benefiting from the continuing credit boom in the CEE countries, which was made possible by the extensive restructuring and privatisation of the banking sectors, and deep reforms of the legal and institutional framework, which result from the EU integration process. Moreover, the attractiveness of the CEE countries as locations for foreign direct investment remains undiminished. The build-up of modern export oriented production facilities clearly bodes well for the future development of exports and economic growth. The ongoing economic catch-up process should also enable a continuation of real and in part nominal appreciation of the CEE currencies in a medium term perspective, although the exceptionally strong development in the last quarter of 2006 increased the likelihood for a temporary correction in the course of the first half of 2007.

Mid-market and retail as growth drivers

We expect that corporate customer business will again make the largest contribution to overall profit in 2007. The focus on the mid-market segment will be intensified this year. The emphasis in the retail segment, which is developing very well, will be on further expansion of our branch network and of alternative distribution channels e.g. the internet and call centers.

We expect a consolidated profit of at least € 700 million for 2007.

For the period to 2009, we anticipate annual growth of our balance sheet total by at least 20 per cent. The largest increases should continue to come from the CIS despite the absence of Raiffeisenbank Ukraine.

We forecast a return on equity (ROE) before tax of more than 25 per cent. The cost/income ratio is expected to be below 58 per cent. We have set a target for the risk/earnings ratio of about 15 per cent.

Thanks to our extensive network, which currently has 2,848 business outlets in 16 markets and 2 representative offices, we are one of the leading banking groups in Central and Eastern Europe. The resulting strong market position will enable us to achieve impressive organic growth in the years to come.

Segment Reports

Classification of segments

Raiffeisen International classifies its business primarily according to customer groups:

- Corporate customers
- Retail customers
- Treasury
- Participations and other

Our secondary classification of segments for reporting is made according to regional aspects. The location of the respective business outlets is the criterion of segment assignment:

- Central Europe (CE)
  Poland, Slovakia, Slovenia, Czech Republic, and Hungary

- Southeastern Europe (SEE)
  Albania, Bosnia and Herzegovina, Bulgaria, Kosovo, Croatia, Romania, and Serbia

- GUS (CIS)
  Belarus, Kazakhstan, Russia, and Ukraine

You will find a detailed description of the individual segments beginning on page 128. The figures stated are derived from the financial statements prepared according to the International Financial Reporting Standards (IFRS) that underlie the consolidated financial statements. Divergences from locally published data are possible.

Expansion in the CIS continues

The CIS segment registered an exceptionally large increase of profit before tax of € 728 million to € 879 million (plus 482 per cent). That increase was shaped especially by one-off and extraordinary influences in addition to strong organic growth. The changes in the scope of consolidation (initial consolidation of Impexbank in May 2006 and of Raiffeisen Bank Aval in November 2005), the sale of a 100 per cent stake in Raiffeisenbank Ukraine in October 2006, the proceeds from the sale of a minority stake in Kazakhstan-based Bank TuranAlem, and a one-off net valuation gain in the parent company connected with the Impexbank acquisition.

Segment shares of profit before tax (compared with 1/1 – 31/12/2005)*



CIS
33% (+6 PP)
Central Europe
35% (–5 PP)
Southeastern Europe
32% (–1 PP)

** excluding one-off effects (sale of Raiffeisenbank Ukraine and the stake in Bank TuranAlem)*

Segment shares of assets (compared with 31/12/2005)



CIS
25% (+2 PP)
Central Europe
41% (–2 PP)
Southeastern Europe
34% (+/–0 PP)

Earnings also increased significantly in the other regions. Profit before tax from Group units in Central Europe grew by 37 per cent, or € 86 million, to € 316 million. Group units operating in Southeastern Europe improved by 52 per cent, or € 97 million, and achieved profit before tax of € 285 million in the year under review.

Excluding the above-mentioned one-off effects, the contributions of the three segments would be nearly equal. The largest part of consolidated profit before tax would still come from Group units in Central Europe with a share of 35 per cent (minus 5 percentage points versus 2005). The CIS would now be the second-largest supplier of earnings at 33 per cent (plus 6 percentage points), and 32 per cent of earnings would derive from Southeastern Europe.

Central Europe continues to show the largest share of consolidated assets at 41 per cent, followed by Southeastern Europe at 34 per cent. The share attributable to the CIS region rose 2 percentage points on the preceding year to 25 per cent.

Central Europe

The region of Central Europe, where Raiffeisen International has been present since 1987 and hence the longest, is still the largest with a 41 per cent share of assets (43 per cent in the preceding year). For 2006, the region shows asset growth of 34 per cent to € 23.2 billion. Its risk-weighted assets rose by 33 per cent to € 17.2 billion. The growth on the asset side is only due to a small extent to the takeover of eBanka in the Czech Republic (balance sheet total of € 800 million).

Raiffeisen International's acquisition of eBanka closed in October 2006. The price of the 100 per cent stake came to € 130 million. This acquisition has increased by more than 70 per cent the number of Raiffeisen International customers in the Czech Republic, which stands at about 310,000 as of the balance sheet date.

Earnings continued to develop satisfactorily in Central Europe. Profit before tax rose by 37 per cent to € 316 million, which means that the region contributed 35 per cent to total earnings (preceding year: 40 per cent) without one-off items (with one-off items: 21 per cent). The return on equity increased by 5.9 percentage points to 23.4 per cent. That was accomplished mainly through increases of operating earnings components.

Despite a slightly lower net interest margin, net interest income rose by 17 per cent from € 514 million to € 603 million.

in €000	**2006**	**2005**	**Change**
Net interest income	*603,430*	*513,631*	*17.5%*
Provisioning for impairment losses	*(93,385)*	*(48,500)*	*92.5%*
Net interest income after provisioning	***510,045***	***465,131***	***9.7%***
Net commission income	*343,220*	*268,090*	*28.0%*
Trading profit	*41,536*	*38,591*	*7.6%*
Net income (loss) from financial investments	*(291)*	*7,798*	
General administrative expenses	*(602,099)*	*(532,648)*	*13.0%*
Other operating profit (loss)	*3,038*	*(17,022)*	
Income from disposal of group assets	*20,075*		
Profit before tax	***315,524***	***229,941***	***37.2%***
Share of profit before tax (excluding one-off effects)	*35.4%*	*40.4%*	*(5.0 PP)*
Total assets	*23,203,900*	*17,341,123*	*33.8%*
Basis of assessment (including market risk)	*17,247,333*	*12,940,465*	*33.3%*
Average number of staff	*11,223*	*9,123*	*23.0%*
Business outlets	*516*	*422*	*22.3%*
Cost/income ratio	*61.0%*	*66.2%*	*(5.2 PP)*
Average equity	*1,346,245*	*1,312,305*	*2.6%*
Return on equity (before tax)	***23.4%***	***17.5%***	***5.9 PP***

Provisioning for impairment losses rose by € 45 million to € 93 million. This increase is largely due to higher provisioning requirements in Slovakia, Slovenia, and Poland. Moreover, the overall level of provisioning for impairment losses in the preceding year was low. In addition to higher business volume in the retail customers segment, which resulted in an increase of portfolio-based loan loss provisions, some specific cases were registered in the corporate customers segment. The risk/earnings ratio thus climbed from 9.4 per cent to 15.5 per cent.

Proceeding from an already high level in the preceding year, net commission income rose by € 75 million to € 343 million. The continuous growth is based on steadily increasing business volume, which led to higher fees and commissions especially in payment transfers and in securities business. The largest increases in fees and commissions in Central Europe were registered in Poland (plus 182 per cent) and Hungary (plus 86 per cent).

Trading profit amounts to € 42 million and is thus at a similar level as in the preceding year, although earnings developed differently in the Group units. Net valuation gains of security investments especially improved in Slovakia, while declines were registered in Poland and Hungary due to fluctuating exchange rates.

General administrative expenses rose by 13 per cent and thus by less than income increases. The moderate increase is due to more efficient utilization of resources. Compared with the preceding year, the cost/income ratio fell by 5.2 percentage points to 61.0 per cent. The number of business outlets grew by 94 to 516, with eBanka accounting for 62 business outlets. Consequently, the average number of staff climbed by 23 per cent to 11,223 (eBanka accounts for 975 employees).

Other operating profit (loss) rose on the preceding year from minus € 17 million to plus € 3 million. Net proceeds from the sale of two Hungarian real estate projects are responsible for a gain on deconsolidations of € 20 million.

Czech Republic

Raiffeisenbank a.s. has been operational on the Czech market since 1993. It quickly developed into an important banking institution providing a full range of financial services to local private and corporate customers. Raiffeisenbank is the country's sixth largest bank with a balance sheet total of € 3.3 billion (up 25 per cent), offering its services to around 190,000 clients through 53 business outlets (three more than in 2005). The merger with eBanka, which will bring an additional impetus for the bank's growth, is scheduled to be finalized by 2008 (see below).

The Retail Banking segment, Raiffeisenbank is an important player in the lending business. The total volume of new mortgages granted reached the counter value of € 254 million in 2006. This 114 per cent increase is the highest in the local market. Furthermore, the bank also offers a wide range of savings and investment products. It was the first in the Czech Republic to offer investment certificates.

Raiffeisenbank also plays an important role in providing services to corporate customers. In 2006, the Corporate Banking division recorded the best result in its history, with lending increasing by 54 per cent to € 1.8 billion. The bank continued its expansion in structured financing and, above all, in the financing of real estate projects. Furthermore, Raiffeisenbank is one of the three strongest local institutions in project finance. There has been proven success in factoring and trade and export

financing, with a market share of approximately 7 per cent. As a result of the record loans growth and plans for further dynamic development, the bank has increased its capital by € 40 million to € 168 million.

eBanka, a.s. is a universal bank focused on affluent individuals as well as small and medium-sized enterprises. After it was established in October 1997 as Expandia Banka, it was the first to introduce complex direct banking services to the Czech market. Originally it was predominantly an internet bank, but it transformed into a universal bank with a full portfolio of services and products and its own sales network in the years 2003 through 2005. The bank has been operating under its current name since 2001. In October 2006, Raiffeisen International's acquisition of eBanka became legally effective, and the Group consolidated the bank as at November 2006.

By the end of 2006, eBanka was providing services to nearly 120,000 clients through a network of 62 branches for private individuals and ten business centers for small and medium-sized enterprises. eBanka reported a growth in all key financial figures in the reporting year. Its balance sheet total grew by 24 per cent to € 800 million, deposits increased by 19 per cent to € 211 million and loans by 18 per cent to € 392 million.

Hungary

Raiffeisen Bank Zrt. began business operations at the beginning of 1987. With a balance sheet total of € 6.3 billion, it is the country's sixth largest bank. Raiffeisen Bank just concluded the three-year fast-track expansion of its branch network by opening 51 new units to reach a total of 122 banking outlets. The number of personal banking customers passed a milestone when the bank acquired its 400,000th customer in November 2006. Currently, Raiffeisen Bank serves more than 30,000 small and medium-sized enterprises and 6,500 corporate customers.

Due to the range of innovative products, Raiffeisen Bank is now fourth in the personal banking segment. Among other innovations, the bank launched a unique card product that combines the advantages of all card types, with purchase transactions being debited from a spending limit and cash-withdrawals charged to the cardholder's current account. The bank succeeded in maintaining its excellent standing regarding corporate customers. Its position as number four in corporate loans was supported by the enlargement of the successful product group "Instant loans". In total, loans to corporate customers increased by 29 per cent to € 2.7 billion.

Poland

Raiffeisen Bank Polska S.A. was founded in 1991 and focuses on private individuals as well as on small and medium-sized enterprises. 2006 was a very successful year for the entire Polish banking sector and particularly for Raiffeisen Bank Polska. Its dynamic market expansion and the record results achieved were the result of excellent economic conditions and efficient preparations by the bank for operations in an increasingly competitive environment. The bank succeeded in increasing its loan portfolio by 35 per cent to € 2.7 billion, while deposits grew by 31 per cent to € 2.8 billion. Total assets amounted to € 4 billion at the end of the year, an increase of 40 per cent compared with 2005.

The bank currently services nearly 245,000 private individuals, over 5,000 of which are affluent customers. Customers are served through 86 business outlets, three more than in the preceding year. With more than

170,000 cards issued in total (plus 15 per cent compared with 2005), Raiffeisen Bank Polska maintained its strong position on the local credit card market. It has also become an important distributor of foreign investment funds in Poland as a result of commencing to sell Raiffeisen Capital Management funds at all branch offices. The funds are proving particularly popular among affluent private investors.

The high quality of customer service and the attractive products are highly appreciated by clients and recognized in the market. Raiffeisen Bank Polska has won the Friendly Bank competition organized by Newsweek for the second year in a row and was once again acknowledged as *"Best Bank"* in Poland by industry magazine *Gazeta Bankowa*.

Slovenia

Raiffeisen Krekova banka d.d. was founded in 1992 and acquired by Raiffeisen International in 2002. With a balance sheet total of approximately € 958 million (plus 5 per cent) as at year-end 2006, it ranks tenth on the local banking market. The bank focuses its business activities on private individuals as well as on small and medium-sized enterprises and services its customers via 14 banking outlets. It was the first bank in Slovenia to gain a license for selling foreign investment funds.

In 2006, Raiffeisen Krekova banka reinforced its position as market leader in the segment of investment products. Assets under management in Raiffeisen Capital Management's funds, which are distributed by Raiffeisen Krekova banka, amounted to € 182 million (plus 70 per cent compared with 2005). By launching a guarantee and an index certificate in November 2006, the bank also took the local lead in derivative securities. Looking ahead, the product range will be complemented by investment certificates and investment funds, and institutional investors will become another focal point of the bank's business efforts.

Slovakia

Founded in 1991, *Tatra banka a.s.*, is now the third-largest bank in Slovakia by total assets with a balance sheet total of € 6 billion (plus 24 per cent). The bank has been considered a long-time leader in areas such as corporate banking, electronic banking, treasury, asset management, payment cards and private banking. Through its network of 145 business outlets, it offers a comprehensive range of banking services for its 650,000 retail and 2,800 corporate customers (plus 6 and 34 per cent, respectively).

In 2006, the bank increased its total loans by almost 48 per cent to more than € 3 billion, making it the country's number two in that respect. Deposits increased by almost 20 per cent to € 4.6 billion. A market share of approximately one third makes the local asset management company a clear market leader.

Tatra banka's activities have traditionally been highly praised by industry periodicals and institutions. In 2006, *Global Finance* once again awarded Tatra banka *"Best Consumer Internet Bank"* and *"Best Foreign Exchange Bank"*. *Euromoney* confirmed Tatra banka's leading position in project finance by awarding it the title of *"Best Real Estate Bank"* and the *Finance New Europe* institute awarded it *"Best Bank"* in Slovakia.

Southeastern Europe

in €000	2006	2005	Change
Net interest income	560,082	424,452	32.0%
Provisioning for impairment losses	(88,352)	(63,488)	39.2%
Net interest income after provisioning	**471,731**	**360,964**	**30.7%**
Net commission income	268,481	200,829	33.7%
Trading profit	50,570	42,085	20.2%
Net income from financial investments	874	2,988	(70.7%)
General administrative expenses	(518,852)	(418,263)	24.0%
Other operating profit (loss)	12,143	(949)	
Profit before tax	**284,947**	**187,655**	**51.8%**
Share of profit before tax (excl. one-off effects)	32.0%	33.0%	(1.0 PP)
Total assets	18,783,659	13,938,489	34.8%
Basis of assessment (incl. market risk)	12,625,681	9,397,223	34.4%
Average number of staff	12,636	11,093	13.9%
Business outlets	708	566	25.1%
Cost/income ratio	58.2%	62.8%	(4.6 PP)
Average equity	1,011,782	829,138	22.0%
Return on equity (before tax)	**28.2%**	**22.6%**	**5.6 PP**

In some countries of Southeastern Europe, banks remain subject to strict regulatory measures to limit credit growth. In 2006, that primarily concerned Bulgaria, Croatia, and Serbia and had the consequence that growth was somewhat below target. Irrespective of these restrictions, profit before tax was raised by 52 per cent to € 285 million.

The return on equity improved by 5.6 percentage points to 28.2 per cent.

Thanks to the increase of business volume and slightly higher net interest margin, net interest income grew by 32 per cent to € 560 million. Balance sheet assets increased by 35 per cent to € 18.8 billion, with Southeastern Europe continuing to account for 34 per cent of total assets. Risk-weighted assets rose by 34 per cent to € 12.6 billion.

Provisioning for impairment losses went up by € 25 million to € 88 million. Apart from the strong expansion of the credit portfolio across the whole region, higher provisioning for impairment losses in Romania and Serbia are largely responsible for this increase. The additional allocations were primarily due to an increased need of provisioning for retail customers and the formation of new portfolio-based provisions for corporate customers. Nevertheless, the risk/earnings ratio only edged up from 15.0 per cent in the preceding year to 15.8 per cent.

Net commission income grew by 34 per cent to € 268 million, which was achieved primarily by higher income from payment transfers and credit business. The largest relative increases of net commission income were registered in Serbia (plus 72 per cent) and Romania (plus 33 per cent).

Trading profit grew by one-fifth to € 51 million. Development was mixed among the region's individual countries. Strong increases due to the revaluation of the Romanian currency by 8 per cent stood in contrast to somewhat weaker net investment income in other countries.

General administrative expenses rose by 24 per cent to € 519 million. That is due to higher capital expenditures for modernizing existing banking outlets and further expansion of distribution channels. The number of business outlets grew very dynamically. The branch network was expanded by one-fourth from 566 to 708 business outlets. The average number of staff rose to 12,636. The largest staff additions were in Bulgaria (plus 48 per cent) and Serbia (plus 43 per cent). The cost/income ratio in Southeastern Europe improved significantly from 62.8 to 58.2 per cent.

Other operating profit (loss) went up from minus € 1 million to plus € 12 million, due primarily to higher income from operating leasing business.

Albania

Founded in 1992 and acquired by Raiffeisen International in 2004, *Raiffeisen Bank Sh.a.* continues to be Albania's number one bank by balance sheet total (€ 1.8 billion, plus 8 per cent) with a market share of 17 per cent in loans across all customer segments. The bank's total loan portfolio increased by € 146 million or 103 per cent to reach € 287 million by year-end 2006.

In business with private individuals, the lending volume nearly tripled compared with 2005, totaling € 137 million. Lending to the corporate sector increased by 61 per cent from 2005 to € 155 million.

Altogether, the number of Raiffeisen Bank's customers rose by 13 per cent to 485,000 serviced via 94 business outlets (plus seven). The bank's ATM network consisted of 122 machines throughout Albania at the end of 2006 (up 22 within one year).

Bosnia and Herzegovina

Raiffeisen Bank d.d. Bosna i Hercegovina was founded in 1992 and taken over by Raiffeisen International in 2000. It is the country's first bank with a balance sheet total exceeding € 1.6 billion, representing an increase of almost 25 per cent year on year. It has a market share of more than 21 per cent in a highly competitive local banking environment. At the balance sheet date, the bank operated a country-wide network of 75 banking outlets (an increase of seven over 2005).

Raiffeisen Bank has further strengthened its market presence in all business segments. The loan portfolio for corporate customers increased by 36 per cent over the past year, amounting to € 326 million at year-end 2006. Corporate deposits increased by 31 per cent to € 183 million. Likewise, business with private individuals as well as with small and medium-sized enterprises grew significantly.

The loan portfolio grew by 35 per cent to € 622 million, and the customer base advanced by 13 per cent to more than 600,000. The number of debit and credit cards issued across all customer segments increased to more than 140,000.

For *Euromoney* and *Global Finance*, Raiffeisen Bank was the country's *"Best Bank"* in 2006.

Bulgaria

Raiffeisenbank (Bulgaria) EAD was founded in 1995. Following another successful year, its balance sheet total amounted to € 2.4 billion at year-end 2006, up 70 per cent. Its distribution network has expanded by 37 locations to 111 outlets. 147 mobile bankers complement the bank's presence on the local market.

Raiffeisenbank continued its dynamic growth, especially in the Retail Banking segment. As one of the country's foremost banks, its full range of innovative products provided the basis for a 48 per cent increase to 342,000 private customers.

The bank also further strengthened its position as a market leader in the issuance of corporate bonds and for foreign currency transactions. It lead-managed 17 bonds totaling € 283 million, achieving a market share of 70 per cent. The bank's subsidiary Raiffeisen Asset Management became a leader on the local market after only nine months of operation with a market share of nearly 15 per cent and € 28.6 million of funds under management.

Global Finance awarded Raiffeisenbank the title *"Best Bank"* in 2006.

Croatia

Raiffeisenbank Austria d.d. was founded in 1994 and quickly developed into one of the country's leading banks. With a market share of 11 per cent and total assets of € 4.6 billion as at year-end 2006, it is the fourth largest bank in Croatia. The bank's network comprised 48 business outlets at year end 2006, expanding by nine during the year. In 2006, loans to corporate customers grew by more than one third to total € 768 million. In spite of fierce competition, the bank succeeded in increasing its corporate deposits by 38 per cent to € 956 million.

Small and medium-sized enterprises were the subject of special focus and sales efforts, resulting in an increase in credit activities of 49 per cent to € 333 million. Out of a total population in Croatia of 4.4 million, Raiffeisenbank services over 478,500 private individuals. In 2006, the bank recorded a growth of 11 per cent to € 1.28 billion in deposits, and the loan portfolio in that sub-segment increased likewise, to € 1.36 billion. More than 14,000 new credit cards (up 29 per cent) and more than 57,000 new debit cards (up14 per cent) were issued in the year. With a market share of about one third the local asset management company is clearly leading the investment fund-market in Croatia. In Investment Banking, Raiffeisenbank achieved success as Joint Lead Manager and Joint Bookrunner for the Initial Public Offering of INA, the country's largest company.

The Banker, a Financial Times publication, awarded Raiffeisenbank *"Best Bank"* in Croatia.

Kosovo

Raiffeisen Bank Kosovo S.A. was founded in November 2001 as American Bank of Kosovo. Raiffeisen International finalized its full acquisition and renamed the bank in 2002. It maintained its position as the second largest bank in Kosovo with total assets of € 372 million (up 41 per cent), corresponding to a market share of 35 per cent. The bank operates in a small but dynamic market. The market trends are quite variable and unpredictable due to the fact that Kosovo is characterized by a rapidly changing political, economic and social environment.

The bank's loan portfolio increased by 33 per cent to € 225 million, and total deposits increased 36 per cent to € 310 million. Raiffeisen Bank has a special focus on small and medium-sized enterprises. It leads the market with a share of approximately 35 per cent (up six percentage points versus 2005). The bank increased the number of outlets by four to 33 during the period under review, servicing more than 120,000 customers (up 32 per cent) throughout Kosovo. It also introduced e-banking as a new service for its customers, setting a local benchmark.

Romania

Raiffeisen Bank S.A. commenced operations in 1998 and was merged with Banca Agricola in 2001. With a balance sheet total of € 4.6 billion (plus 40 per cent) the bank operates a countrywide network of 266 outlets (2005: 216). The bank services 2.1 million individuals, 130,000 small or medium-sized enterprises and 5,000 corporations.

The volume of total loans to private customers doubled to € 986 billion. Small loans, which were the core credit business, accounted for to about € 400 million. Mortgage loans grew to over € 300 million. The first mortgage centers in the country were opened in April 2006 and accounted for about 10 per cent of that growth. These units specialize in housing loans and provide consultancy throughout the entire buying process. "Raiffeisen Exclusive", the new private banking trademark, contributed half of the overall increase in deposits of more than 14 per cent to € 705 million.

New loan and operational products were developed for the small and medium-sized enterprise customers, resulting in an increase of 29 per cent in loans up to € 217 million. Deposits increased by 32 per cent to € 461 million.

In corporate banking, the bank focused on supporting its customers in developing a smooth conversion to new requirements related to the EU accession. Corporate business continued to show a consistent growth on both sides of the balance sheet, with total loans expanding by 63 per cent to € 1.27 billion and deposits by 47 per cent to € 1.39 billion.

In mid-2006, the launch of Raiffeisen Asset Management enhanced the range of financial products provided in Romania. The company focuses on both individual and institutional customers and had become one of the top-3 players on the market with more than € 22 million under management and a market share of 12 per cent at year-end. The investment bank Raiffeisen Capital & Investment recorded the second highest trading volume on the Romanian capital market at € 450 million, nearly 25 per cent more than in 2005. It was joint lead manager in the biggest local IPO to date, structured for Transelectrica.

Serbia

Raiffeisen banka a.d., the first foreign bank following the political changes in fall 2000, began operations in 2001 and has been Serbia's largest bank since November 2004. The bank increased its balance sheet total by 56 per cent to € 2.2 billion during the reporting period. Its more than 425,000 customers (an increase of 37 per cent) are serviced via a local network of 68 business outlets (plus 23).

Raiffeisen banka has continued a satisfactory trend in the development of its private individual sub-segment in 2006. The loan portfolio grew by 39 per cent to € 352 million, while deposits advanced by more than one third to € 548 million. The total number of VISA revolving cards doubled to almost 127,000. This translates into a market share of 15 per cent. The number of small and medium-sized enterprise customers increased by more than half and amounted to 17,600. The respective loan portfolio grew by 43 per cent and amounted to € 144 million at year-end.

Raiffeisen banka remained the country's key bank for local and multinational corporate customers. The bank's leading position was also underpinned by an increase in deposits of 63 per cent to € 415 million. *The Banker* selected Raiffeisen banka as *"Bank of the Year"* in Serbia for the third year running, and *Euromoney* chose it as the country's *"Best Bank"* for the fifth consecutive year.

CIS

in €000	*2006 incl. OE**	*2006 excl. OE**	*2005*	*Change*
Net interest income	*600,368*	*600,368*	*264,014*	*127.4%*
Provisioning for impairment losses	*(127,140)*	*(127,140)*	*(55,272)*	*130.0%*
Net interest income after provisioning	***473,228***	***473,228***	***208,742***	***126.7%***
Net commission income	*321,587*	*321,587*	*137,720*	*133.5%*
Trading profit	*82,718*	*82,718*	*20,321*	*307.1%*
Net income (loss) from financial investments	*102,604*	*636*	*122*	*421.3%*
General administrative expenses	*(572,720)*	*(572,720)*	*(211,599)*	*170.7%*
Other operating profit (loss)	*(14,755)*	*(14,755)*	*(4,345)*	*239.6%*
Income from disposal of group assets	*486,479*			
Profit before tax	***879,141***	***290,694***	***150,961***	***92.6%***
Share of profit before tax	*59.4%*	*32.6%*	*26.6%*	*6.0 PP*
Total assets	*13,879,435*	*13,879,435*	*9,415,250*	*47.4%*
Basis of assessment (incl. market risk)	*11,178,796*	*11,178,796*	*7,576,469*	*47.5%*
Average number of staff	*25,313*	*25,313*	*8,373*	*202.3%*
Business outlets	*1,625*	*1,625*	*1,455*	*11.7%*
Cost/income ratio	*57.9%*	*57.9%*	*50.9%*	*7.0 PP*
Average equity	*900,677*	*900,677*	*466,993*	*92.9%*
Return on equity (before tax)	***97.6%***	***32.3%***	***32.3%***	***0.0 PP***

** one-off effects (sale of Raiffeisenbank Ukraine and the stake in Bank TuranAlem)*

As in the preceding year, the CIS again had the highest growth rates in almost all areas in 2006. The earnings contribution from the region increased substantially not only because of Raiffeisen International's last acquisitions, but also because of the strong growth of existing Group units, especially in Russia, and one-off effects.

Excluding one-off effects, the share of Raiffeisen International's earnings attributable to the CIS rose by 6 percentage points to 33 per cent. The strong increase in balance sheet assets from 47 per cent to € 13.9 billion as of the balance sheet date and the increase of risk-weighted assets by 48 per cent to € 11.2 billion are reflected in a striking rise of earnings by 93 per cent to € 291 million. Excluding divestments, the return on equity before tax would be 32.3 per cent as in the preceding year.

The growth rates of earnings components are all in the triple-digit range. Net interest income increased in 2006 by 127 per cent on the preceding year. That is attributable to the rise of loans and advances to customers in existing Group units in addition to the initial consolidation of new ones. The interest margin improved slightly, by four basis points, on the preceding year.

The development of provisioning for impairment losses reflects the organic and acquisition-driven growth of the credit portfolio. Provisioning for impairment losses rose from € 55 million to € 127 million, which means an increase of 130 per cent. Newly consolidated units predominantly account for the allocations. The risk/earnings ratio increased slightly, from 20.9 to 21.2 per cent.

Net commission income amounts to € 322 million with a striking increase of 134 per cent and is based largely on business expansion in transfer payments and in card business. Raiffeisen Bank Aval in Ukraine made the largest contribution to net commission income of € 132 million.

Trading profit rose by 307 per cent, or € 62 million, to € 83 million. In addition to the newly consolidated Impexbank (contribution of € 8 million), all other Group units likewise show significant increases. An extraordinary effect was the net valuation gain of € 33 million that arose in the parent company in connection with the Impexbank acquisition.

The proceeds from the sale of a minority stake in Bank TuranAlem in the amount of € 102 million is reported under net income (loss) from financial investments.

Because of Raiffeisen International's pursuit of expansion in the CIS markets, general administrative expenses rose almost in line with income. The increase by 171 per cent to € 573 million is mainly due to the expansion of business and measures to integrate Impexbank and the full consolidation of Raiffeisen Bank Aval. Of course, this was also driven by the significant rise in the average number of staff from 8,373 to 25,313 (a catch-up effect of integrating Raiffeisen Bank Aval in fall 2005) and expansion of the distribution network in Russia and Belarus. In Russia, 203 business outlets were added by the acquisition of Impexbank. In Ukraine, 38 business outlets were lost in connection with the sale of Raiffeisenbank Ukraine. The cost/income ratio rose from 50.9 to 57.9 per cent, which is largely due to the retail emphasis of Raiffeisen Bank Aval and Impexbank.

Other operating loss increased by € 10 million to € 15 million and is to be attributed to newly integrated Group units. The reduction mainly concerns € 7 million in taxes not dependent on income. The sale of 100 per cent of the shares in Raiffeisenbank Ukraine to *OTP Bank Zrt.* in Hungary with a net effect of € 486 million contributed an extraordinary 55 per cent to segment earnings.

Belarus

OAO Priorbank was founded in 1989. Having acquired the majority of the bank's shares in 2002 and 2003, Raiffeisen International owned 63.05 per cent of the bank's shares at year-end 2006. Since the time of acquisition, Priorbank's total assets have increased fivefold (26 per cent in 2006, up to € 809 million). It is the third largest bank in the country by balance sheet total, and services its customers through 62 business outlets, 19 more than the previous year.

In 2006, several credit products were implemented for corporate customers, such as structured financing for oil trading companies and working capital lines for trading and manufacturing companies. All these measures resulted in an increase in the corporate loan portfolio of 12 per cent to € 381 million.

The year under review was also characterized by substantial growth in the number of private customers increasing by 26,000 to over 571,000. Among other factors, this increase was due to new products such as mortgage loans, retail sales financing and credit cards. Consequently, business volumes in the retail segment increased significantly on both sides of the balance sheet (loans by 158 per cent to € 247 million, deposits by 130 per cent to € 211 million).

With its complex small and medium-sized enterprise financing program Priorbank introduced the first standard product in the country for this customer group. Furthermore, it continued to extend the micro financing program provided by the European Bank for Reconstruction and Development (EBRD) to small enterprises.

Priorbank was awarded the title *"Best Bank"* by *Global Finance* and *Euromoney*, by the latter for the second year running.

Kazakhstan

Raiffeisen Leasing Kazakhstan LLP was founded in January 2005. It is one of the country's top 3-leasing companies. Strategic partnerships with international suppliers further strengthened its market position.

Russia

ZAO Raiffeisenbank Austria started its business activities in 1997. Its total assets of € 6.5 billion were up 65 per cent compared with year-end 2005. Raiffeisenbank confirmed its reputation as a reliable partner in providing top-quality services to Russian and foreign companies operating in the country. 14 new branches were opened during the year under review, bringing the number of local outlets to 41.

Its corporate loan portfolio surged by 71 per cent to € 3.8 billion. Its customer base in that segment grew by half to nearly 5,800. The bank acted as arranger of 17 corporate bond issues totaling € 1.4 billion and arranged 27 syndications amounting to € 3.6 billion.

The bank forecasts especially high growth opportunities in the retail business and intends to further strengthen its leading role in this particular segment. Loans to retail customers advanced by no less than 41 per cent to € 809 million.

Raiffeisenbank's dynamic development and commitment to the highest standards of transparency and reliability are time and again illustrated by local and international awards, e.g. *"Best Overseas Bank in Russia"* and *"Best Bank for Treasury and Cash Management"* by *Global Finance* magazine and *"For trust in the Russian market"* by *Finans* magazine.

In 2007, *OAO Impexbank*, acquired by Raiffeisen International in 2006, is scheduled to be merged with Raiffeisenbank making it the largest western bank in Russia. The combined market share of Raiffeisen currently reaches 2.1 per cent. The management of Raiffeisen International assumes a doubling of the added balance sheet total by 2009.

OAO Impexbank was established in 1993 and acquired by Raiffeisen International at the beginning of 2006. It is a universal bank with a balance sheet total of € 1.8 billion. The bank's customers are serviced through 203 business outlets and some 400 sales outlets. The bank's primary focus is on retail banking. In 2006, this segment's loan portfolio grew by some 75 per cent to more than € 637 million. At the same time, deposits advanced by 17 per cent to € 967 million. The number of customers grew by 23 per cent to 758,000.

One of Impexbank's most important services is the money transfer service Bystraya pochta (rapid mail). The volume of transfers increased by 80 per cent in 2006, and exceeded € 620 million. With a market share in the CIS of 11 per cent, the bank is among the top-5 Russian providers of money transfers. With 500 cash dispensers, Impexbank is in possession of one of the country's largest ATM networks. The bank has 330,000 debit cards in operation.

Business with small and medium-sized enterprises is another focal point. Total loans for this customer group amounted to € 267 million at year-end 2006, corresponding to an increase of 30 per cent. Deposits amounted to € 181 million, and lending to corporate customers reached € 293 million.

Ukraine

VAT Raiffeisen Bank Aval was founded in 1992 as *Joint Stock Post-Pension Bank Aval* and quickly developed into one of the leading banks. In October 2005, Raiffeisen International acquired 93.5 per cent of the bank's shares and one year later, the bank launched its nation-wide re-branding campaign. In 2006, the bank's total assets grew by 27 per cent on a consolidated level and by 28 per cent on a stand-alone basis to € 4.3 billion, thereby maintaining its position as the country's number two. It is the country's leading bank in terms of equity (€ 579 Million on a consolidated level/€ 315 million on a stand-alone basis).

At year-end, the bank serviced 3.9 million private individuals, more than 233,000 small and medium-sized enterprise customers (plus 11,000) and more than 1,150 corporate clients from 1,312 business outlets. The bank continued to expand its lending to private individuals as well as small and medium-sized enterprises, more than doubling its loan portfolio in that segment to exceed € 2.1 billion. Deposits from households advanced by 13 per cent to more than € 1.7 billion. In business with corporate customers, the total loan volume grew by 18 per cent to € 1.2 billion.

The bank's achievements were again recognized with international and local awards: Among others, *Euromoney* magazine awarded Raiffeisen Bank Aval *"Best Bank"*.

Consolidated Financial Statements

Income statement

€000	Notes	1/1–31/12 2006	1/1–31/12 2005	Change
Interest income		3,248,190	2,103,316	54.4%
Interest expenses		(1,484,309)	(901,218)	64.7%
Net interest income	(2)	**1,763,881**	**1,202,098**	**46.7%**
Provisioning for impairment losses	(3)	(308,877)	(167,260)	84.7%
Net interest income after provisioning		**1,455,004**	**1,034,838**	**40.6%**
Commission income		1,108,855	718,556	54.3%
Commission expense		(175,566)	(111,917)	56.9%
Net commission income	(4)	**933,289**	**606,639**	**53.8%**
Trading profit	(5)	174,823	100,997	73.1%
Net income from financial investments and current financial assets	(6)	103,187	10,908	>500.0%
General administrative expenses	(7)	(1,693,671)	(1,162,510)	45.7%
Other operating profit/loss	(8)	427	(22,316)	-
Income from disposal of group assets	(8)	506,553	-	-
Profit before tax		**1,479,612**	**568,557**	**160.2%**
Income taxes	(9)	(205,240)	(108,964)	88.4%
Profit after tax		**1,274,372**	**459,593**	**177.3%**
Minority interests in profit		(92,246)	(77,259)	19.4%
Consolidated profit		**1,182,126**	**382,334**	**209.2%**

Due to changes in presentation, a reclassification between trading profit and net commission income amounting to € 199,805 thousand was made in 2005. Details see on page 127.

in €	Notes	1/1–31/12 2006	1/1–31/12 2005	Change
Earnings per share	(10)	**8.29**	**2.79**	**5.50**

There are no conversion or option rights outstanding, so undiluted earnings per share are equal to diluted earnings per share.

Profit development

Quarterly results

€000	Q1/2006	Q2/2006	Q3/2006	Q4/2006
Net interest income	378,236	411,584	460,912	513,149
Provisioning for impairment losses	(55,407)	(69,631)	(104,283)	(79,556)
Net interest income after provisioning	**322,829**	**341,953**	**356,630**	**433,593**
Net commission income	184,971	230,586	245,374	272,358
Trading profit	29,898	41,421	40,532	62,972
Net income from financial investments and current financial assets	(1,934)	231	100,818	4,071
General administrative expenses	(347,531)	(396,620)	(412,244)	(537,277)
Other operating profit/loss	5,650	9,586	427	(15,237)
Income from disposal of group assets	-	-	-	506,553
Profit before tax	**193,884**	**227,158**	**331,538**	**727,032**
Income taxes	(42,419)	(45,079)	(53,737)	(64,006)
Profit after tax	**151,466**	**182,079**	**277,801**	**663,027**
Minority interests in profit	(27,220)	(17,119)	(27,658)	(20,249)
Consolidated profit	**124,246**	**164,960**	**250,144**	**642,776**

€000	Q1/2005	Q2/2005	Q3/2005	Q4/2005
Net interest income	258,673	276,989	305,483	360,953
Provisioning for impairment losses	(28,535)	(34,873)	(56,132)	(47,721)
Net interest income after provisioning	**230,137**	**242,116**	**249,352**	**313,233**
Net commission income	133,433	146,801	150,915	175,490
Trading profit	5,163	18,439	24,704	52,691
Net income from financial investments and current financial assets	1,023	1,789	1,941	6,154
General administrative expenses	(240,872)	(261,687)	(280,205)	(379,746)
Other operating profit/loss	4,430	(7,456)	(3,587)	(15,702)
Profit before tax	**133,315**	**140,003**	**143,120**	**152,119**
Income taxes	(24,020)	(28,195)	(29,280)	(27,468)
Profit after tax	**109,295**	**111,807**	**113,840**	**124,651**
Minority interests in profit	(16,524)	(18,772)	(20,593)	(21,371)
Consolidated profit	**92,771**	**93,035**	**93,247**	**103,280**

Balance sheet

Assets €000	Notes	31/12/2006	31/12/2005	Change
Cash reserve	(11)	4,063,633	2,908,161	39.7%
Loans and advances to banks	(12,30,31)	8,202,445	5,794,266	41.6%
Loans and advances to customers	(13,30,31)	35,042,749	24,714,026	41.8%
Impairment losses on loans and advances	(14)	(872,056)	(649,786)	34.2%
Trading assets	(15,30,31)	2,683,678	1,656,337	62.0%
Other current financial assets	(16,30,31)	995,093	1,322,715	(24.8)%
Financial investments	(17,30,31)	2,787,469	2,807,237	(0.7)%
Intangible fixed assets	(18,20)	1,220,747	880,657	38.6%
Tangible fixed assets	(19,20)	1,055,733	738,835	42.9%
Other assets	(21,30,31)	687,504	522,415	31.6%
Total Assets		**55,866,995**	**40,694,863**	**37.3%**

Equity and liabilities €000	Notes	31/12/2006	31/12/2005	Change
Deposits from banks	(22,30,31)	13,813,569	10,236,464	34.9%
Deposits from customers	(23,30,31)	33,156,349	24,889,548	33.2%
Liabilities evidenced by paper	(24,30,31)	1,421,706	759,072	87.3%
Provisions for liabilities and charges	(25,31)	217,646	131,468	65.6%
Trading liabilities	(26,30,31)	486,218	264,139	84.1%
Other liabilities	(27,30,31)	765,764	557,063	37.5%
Subordinated capital	(28,30,31)	1,416,160	580,746	143.9%
Equity	(29)	4,589,583	3,276,363	40.1%
Consolidated equity		2,803,601	2,418,885	15.9%
Consolidated profit		1,182,126	382,334	209.2%
Minority interests		603,856	475,144	27.1%
Total equity and liabilities		**55,866,995**	**40,694,863**	**37.3%**

Statement of changes in equity

€000	Subscribed capital	Capital reserves	Retained earnings	Consolidated profit	Minority interests	Total
Equity as of 1/1/2005	**382,140**	**935,410**	**313,087**	**209,437**	**336,957**	**2,177,031**
Capital increases	52,378	500,395	-	-	70,923	623,695
Transferred to retained earnings	-	-	206,985	(206,985)	-	-
Dividend payments	-	(36,781)	-	(2,452)	(19,939)	(59,172)
Consolidated profit	-	-	-	382,334	77,259	459,593
Exchange differences	-	-	114,897	-	9,391	124,288
Capital hedge	-	-	(57,469)	-	-	(57,469)
Own shares / share incentive program	(290)	(3,398)	(478)	-	-	(4,166)
Other changes	-	-	12,009	-	553	12,562
Equity as of 31/12/2005	**434,228**	**1,395,626**	**589,031**	**382,334**	**475,144**	**3,276,363**

€000	Subscribed capital	Capital reserves	Retained earnings	Consolidated profit	Minority interest	Total
Equity as of 1/1/2006	**434,228**	**1,395,626**	**589,031**	**382,334**	**475,144**	**3,276,363**
Capital increases	-	-	-	-	73,335	73,335
Transferred to retained earnings	-	-	318,131	(318,131)	-	-
Dividend payments	-	-	-	(64,204)	(46,437)	(110,640)
Consolidated profit	-	-	-	1,182,126	92,246	1,274,372
Exchange differences	-	-	(34,186)	-	14,115	(20,071)
Capital hedge	-	-	108,119	-	-	108,119
Own shares / share incentive program	(509)	(5,831)	(687)	-	-	(7,027)
Other changes	-	-	(320)	-	(4,548)	(4,868)
Equity as of 31/12/2006	**433,719**	**1,389,795**	**980.087**	**1,182,126**	**603,856**	**4,589,583**

Subscribed capital

The subscribed capital of Raiffeisen International Bank-Holding AG as defined by the articles of incorporation amounted to € 434,517 thousand as of 31 December 2006. It comprises 142,770 thousand no-par bearer shares. Excluding own shares of 262,260, the stated subscribed capital came to € 433,719 thousand.

The annual general meeting held on 7 June 2006 authorised the Managing Board to purchase own shares pursuant to Section 65 (1) 4 of the *Austrian Stock Corporation Act (AktG)* for a period of 18 months from the decision date on up to an extent of 10 per cent of the subscribed capital. The Managing Board was authorised with the approval of the Supervisory Board to decide another method for the sale of own shares than through the stock exchange or another public offer excluding the subscription rights of the shareholders. This authorisation substitutes the authorisation passed in the annual general meeting held on 8 March 2005.

The purchase of own shares mainly serves as a coverage for the liabilities of the company in connection with the share incentive program granted to the Managing Board and other executives of the group. These bonus payments are carried out by receiving shares of the company. See also item 29 on page 153.

Authorised capital

The annual general meeting held on 7 June 2006 authorised the Managing Board to increase the subscribed capital by up to € 217,258,695.65 issuing up to 71,385,000 no-par bearer shares. At the same time the authorisation of the Managing Board pursuant to Section 169 of the Austrian Stock Corporation Act to increase the capital up to € 12,917,387.13 in the period to 8 March 2010 – even excluding subscription rights for existing shareholders – was withdrawn.

Retained earnings

Adjustments from foreign currency translation (equity) and the capital hedge directly booked in retained earnings developed as follows:

€000	Exchange differences	Capital hedge
As of 1/1/2005	**(143,532)**	**2,183**
Net changes in financial period	114,897	(57,469)
As of 31/12/2005	**(28,635)**	**(55,284)**

€000	Exchange differences	Capital hedge
As of 1/1/2006	**(28,635)**	**(55,284)**
Net changes in financial period	(34,186)	108,119
As of 31/12/2006	**(62,821)**	**52,833**

Other changes in retained earnings are largely due to currency differences between the income statement and the balance sheet and especially due to changes in shares in group units.

Cash flow statement

€000	2006	2005
Profit after tax	**1,274,372**	**459,593**
Non-cash positions in profit and transition to net cash from operating activities:		
Write-downs/write-ups of tangible fixed assets and financial investments	171,253	127,319
Net provisioning for liabilities and charges and impairment losses	387,312	181,749
Gains (losses) from disposals of tangible fixed assets and financial investments	(825)	1,204
Other adjustments (net)	(207,092)	(127,291)
Subtotal	**1,625,020**	**642,575**
Changes in assets and liabilities arising from operating activities after corrections for non-cash positions:		
Loans and advances to banks and customers	(14,871,493)	(11,287,682)
Trading assets	(674,077)	773,095
Other assets	182,234	(924,541)
Deposits from banks and customers	11,826,599	11,207,858
Liabilities evidenced by paper	463,344	90,114
Trading liabilities	260,558	(205,371)
Other liabilities	35,516	229,295
Interest received	2,663,754	1,880,983
Dividends received	2,881	2,745
Interest paid	(1,078,985)	(831,437)
Income taxes paid	(52,682)	(58,263)
Net cash from operating activities	**382,669**	**1,519,373**
Proceeds from sale of:		
Financial investments and equity participations	2,144,539	2,751,647
Tangible and intangible fixed assets	144,848	98,593
Proceeds from disposal of group assets	544,597	-
Payments for purchase of:		
Financial investments and equity participations	(1,996,884)	(3,152,002)
Tangible and intangible fixed assets	(459,555)	(310,888)
Payments for acquisition of subsidiaries	(473,985)	(624,370)
Net cash from investing activities	**(96,440)**	**(1,237,019)**
Capital increases	66,956	623,695
Inflows/outflows of subordinated capital	835,415	137,048
Dividends paid	(110,640)	(59,172)
Net cash from financing activities	**791,731**	**701,571**

€000	2006	2005
Cash and cash equivalents at the end of previous period	**2,908,161**	**1,895,356**
Net cash from operating activities	382,669	1,519,373
Net cash from investing activities	(96,440)	(1,237,019)
Net cash from financing activities	791,731	701,571
Effect of exchange rate changes	77,512	28,881
Cash and cash equivalents at the end of period	**4,063,633**	**2,908,161**

The cash flow statement shows the structure and changes in cash and cash equivalents during the financial year and is broken down into three sections: operating activities, investing activities and financial activities.

Net cash from operating activities comprises inflows and outflows from loans and advances to banks and customers, trading assets, and other assets. Further inflows and outflows from deposits from banks and customers, liabilities evidenced by paper, trading liabilities and other liabilities are shown in operating activities. The interest and dividend received from operating activities are also reflected in net cash from operating activities.

Net cash from investing activities shows inflows and outflows from financial investments, tangible and intangible assets, proceeds from disposal of group assets, and payments for acquisition of subsidiaries. The impact on liquidity of acquired and sold subsidiaries is shown on page 115 ff.

Net cash from financing activities consists of inflows and outflows of equity and subordinated capital. This covers capital increases, dividend payments, and changes in subordinated capital.

Cash and cash equivalents include the cash reserve recognised in the balance sheet, which consists of cash in hand and balances at central banks due at call. It does not include loans and advances to banks that are due at call, which belong to operating activities.

Notes

Company

Raiffeisen International Bank-Holding AG is a financial holding company domiciled at Am Stadtpark 9, A-1030 Vienna and registered in the Companies Register at the Vienna Commercial Court (Handelsgericht Wien) under Companies Register number FN 122.119m. The shares have been listed on the *Prime Market* of the Vienna Stock Exchange since 25 April 2005. *Raiffeisen Zentralbank Österreich AG,* Vienna, holds the majority stake in the company, totalling 70 per cent of its issued share capital as of the balance sheet date. The company also belongs to the Group of *Raiffeisen-Landesbanken-Holding GmbH,* Vienna, which is the ultimate parent. This financial holding owns the majority stake in Raiffeisen Zentralbank Österreich AG. Moreover Raiffeisen International is also included in the consolidated financial statements of Raiffeisen Zentralbank Österreich AG.

Raiffeisen International specialises in providing banking and financial services in Central and Eastern Europe (CEE). The Group includes universal banks in 14 countries that operate a broad network of local business outlets. Raiffeisen International renders a comprehensive range of banking and financial services. These services range from account and cash management, deposit-taking, lending, trade finance, and credit card services to mortgages and leasing. The Group's diversified client base comprises multinationals and large local groups, small and medium-sized enterprises, public sector institutions, and retail customers.

This consolidated financial statement was signed by the Managing Board on 1 March 2007 and subsequently submitted to the Supervisory Board for review and approval (ascertainment).

Principles underlying the consolidated financial statements

Policies

The consolidated financial statements for the financial year 2006 and the comparative figures for the financial year 2005 were prepared in accordance with the *International Financial Reporting Standards (IFRS)* published by the *International Accounting Standards Board (IASB)* and the international accounting standards adopted by the EU on the basis of *IAS Regulation (EC) 1606/2002* including the *interpretations* of the *International Financial Reporting Interpretations Committee (IFRIC/SIC)* that were already applicable. All standards have been applied that have been published by the IASB in the 2006 International Financial Reporting Standards as International Accounting Standards to be applied to financial statements for 2006, and have been adopted by the EU.

The consolidated financial statements are based on the IASB framework and on the following relevant IAS/IFRS:

IAS 1	Presentation of Financial Statements
IAS 2	Inventories
IAS 7	Cash Flow Statements
IAS 8	Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies
IAS 10	Events after the Balance Sheet Date
IAS 12	Income Taxes
IAS 14	Segment Reporting
IAS 16	Property, Plant and Equipment
IAS 17	Leases
IAS 18	Revenue
IAS 19	Employee Benefits
IAS 21	The Effects of Changes in Foreign Exchange Rates
IAS 23	Borrowing Costs
IAS 24	Related Party Disclosures
IAS 26	Accounting and Reporting by Retirement benefit Plans
IAS 27	Consolidated and Separate Financial Statements
IAS 28	Investments in Associates
IAS 29	Financial Reporting in Hyperinflationary Economies
IAS 30	Disclosures in the Financial Statements of Banks and Similar Financial Institutions
IAS 32	Financial Instruments: Presentation
IAS 33	Earnings per Share
IAS 34	Interim Financial Reporting
IAS 36	Impairment of Assets
IAS 37	Provisions, Contingent Liabilities and Contingent Assets
IAS 38	Intangible Assets
IAS 39	Financial Instruments: Recognition and Measurement
IAS 40	Investment Property
IFRS 1	First-time Adoption of International Financial Reporting Standards
IFRS 2	Share-based Payment
IFRS 3	Business Combinations
IFRS 5	Non-current Assets Held for Sale and Discontinued Operations

IAS 11, IAS 20, IAS 31, IAS 41 and IFRS 4 are not applied as there were no relevant business transactions in the Group during the financial year.

The consolidated financial statements are based on the reporting packages of all fully consolidated Group members which are prepared according to uniform Group standards and IFRS rules. All fully consolidated companies prepared their annual financial statements as of 31 December. Figures in these financial statements are stated in thousands of euros.

If estimates or assessments are necessary for accounting and measuring under IAS/IFRS rules, they are made in accordance with the respective standards. They are based on past experience and other factors such as planning and expectations or forecasts of future events that appear likely from our current perspective.

Associates and deferred taxes were not accounted for separately in the Income Statement and on the Balance Sheet. Details are provided under the appropriate headings in the Notes.

Published IFRS not in effect and hence not applied yet

IFRS 7 amends the rules for disclosure of financial instruments and takes effect for annual periods beginning on or after 1 January 2007. IFRS 7 will result in changes in financial reporting because IFRS 7 supersedes IAS 30 and the disclosure requirements of IAS 32. IFRS 7 has not been applied yet in the consolidated financial statements. It is expected that IAS 1.124 A – C and IFRIC 10, also adopted by the EU, will have no material effects on future consolidated financial statements.

Consolidation methods

Raiffeisen International consolidates all material subsidiaries, in which Raiffeisen International Bank-Holding AG directly or indirectly, holds either more than 50 per cent of the voting rights or otherwise has control over the financial and operating policies.

Material interests in associated companies – on whose financial and operating polices the Group exerts a significant influence – are valued at equity and reported under *financial investments*. Profit or losses occurring in companies valued at-equity are shown net in *net interest income*. The same rules apply to companies valued at-equity (offsetting acquisition costs against proportional fair net asset value) as apply to fully consolidated companies. On principle, IFRS financial statements of associated companies are used.

Shareholdings in subsidiaries not included in the consolidated financial statements because of their minor significance and shareholdings in companies not valued at-equity are shown under financial investments and are measured at amortised cost.

Business combinations

In the course of capital consolidation, all identifiable assets, liabilities and contingent liabilities of the subsidiary are measured at their fair values on the acquisition date according to IFRS 3. The acquisition costs are offset with the proportional net assets. The resulting positive differences are capitalised as goodwill. The goodwill is tested annually for impairment, or more frequently, if events or changes in circumstances indicate impairment. Impairment test was carried out on the basis of the updated respective calculation models of the individual subsidiaries. According to IAS 36.99, the calculation model of the previous years can be used if the goodwill is unlikely to be lower. In view of the results, we concluded that the goodwill is definitely higher at the balance sheet date than in the past years and there is no need for impairment. Negative differences arising within initial consolidation will be recognised immediately in profit.

Companies of Raiffeisen International Group use brands to differentiate their services from the competition. According to IFRS 3, brands of acquired companies have been recognised separately under the item *intangible fixed assets*. Brands have an undeterminable useful life and are therefore not subject to scheduled amortisation. Brands have to be tested annually for impairment and additionally whenever indications of impairment arise. The value of brands was determined using the comparable historical cost approach, because neither immediately comparable transactions nor a market with observable prices were available at the time of purchase price allocation. Documentation of brand-related marketing expenses in the previous years was taken as the data base for the historical cost approach.

If customer contracts and associated customer relationships are acquired in a business combination, they must be recognised separately from goodwill, if they are based on contractual or other rights. The acquired companies meet the criteria for a separate recognition of non-contractual customer relationships for existing customers. The customer base is valued using the multi-period excess earnings method based on projected future income and expenses allocable to the respective customer base. The projections are based on planning figures for the corresponding years.

Consolidation entries

Intra-group balances between parent company and subsidiaries and intra-group balances between subsidiaries are eliminated in the consolidated accounts. Remaining temporary differences are recognised under *other assets / other liabilities.*

Intra-group income and expenses are off-set and timing differences resulting from bank business transactions are shown in *net interest income.* Other differences were shown in *other operating profit/loss.*

Intra-group results are eliminated insofar as they had a material effect on the items of the income statement. Bank business transactions between Group members are usually executed in arm's length transaction.

Consolidated group

The number of fully consolidated companies and companies valued at-equity changed as follows:

	Fully consolidated		***Equity method***	
Number of units	***2006***	***2005***	***2006***	***2005***
As of 1/1	*65*	*43*	*3*	*3*
Included for the first time in the financial period	*45*	*29*	-	-
Merged in the financial period	*(1)*	*(2)*	-	-
Excluded in the financial period	*(4)*	*(5)*	-	-
As of 31/12	***105***	***65***	***3***	***3***

Because of their minor importance in giving a view of the Group's assets, and financial and earnings position, 75 subsidiaries were not included in the consolidated financial statements. (2005: 85). They were recognised at amortised cost under *financial investments* as *interests in affiliated companies.* The balance sheet total of the companies not included in the Group came to less than 2 per cent of the Group's aggregated balance sheet total.

A list of fully consolidated companies, associated companies and other equity participations may be found on page 184 f. In the financial year 2006, the following companies were included for the first time:

Name	Share	Included as of	Fact
Banks:			
OAO "Impexbank", Moscow (RU)	100.0%	1/5	Acquisition
eBanka a.s., Prague (CZ)	100.0%	1/11	Acquisition
Financial institutions:			
Raiffeisen Real Estate Management Zrt., Budapest (HU) and 21 project companies		Several dates	Materiality
8 project companies of Raiffeisen-Leasing Real Estate, s.r.o, Prague (CZ)		Several dates	Foundation
3 project companies of Raiffeisen-Leasing d.o.o., Sarajevo (BA)		1/6	Foundation
TOV "Raiffeisen Leasing Aval", Kiev (UA)	87.2%	1/6	Foundation
OOO "Vneshleasing", Moscow (RU)	100.0%	1/5	Acquisition
Raiffeisen-Leasing sh.a., Tirana (AL)	93.8%	1/5	Foundation
Raiffeisen Rent doo, Belgrade (RS)	82.5%	30/3	Foundation
RI Finance (Jersey) Limited, St. Helier (GBJ)	0.0%	1/4	Foundation
RLOL ESTATE 1 d.o.o., Belgrade (RS)	82.5%	28/2	Foundation
Vela Sp z o.o., Warsaw (PL)	0.0%	1/1	Foundation
Other companies:			
Raiffeisen International Liegenschaftsbesitz GmbH, Vienna(AT)	100.0%	1/5	Foundation
Raiffeisen International Liegenschaftsbesitz Holding GmbH, Vienna (AT)	100.0%	1/5	Foundation
Financial holding:			
RI-RBHU Holding GmbH, Vienna (AT)	100.0%	1/12	Foundation

Business combinations

The following table shows the assets and liabilities revalued as of the acquisition date:

€000	IMPEX*	EBANKA	Total
Cash reserve	86,704	40,507	127,211
Loans and advances to banks	179,013	143,004	322,017
Loans and advances to customers	1,027,247	380,245	1,407,492
Other current financial assets	220,277	62,773	283,050
Financial investments	1,725	27,838	29,564
Intangible fixed assets	17,933	18,197	36,129
Brand	5,286	4,191	9,477
Retail customer base	12,158	4,683	16,841
Tangible fixed assets	109,987	11,489	121,475
Other assets	30,011	19,953	49,965
Assets	**1,672,897**	**704,006**	**2,376,903**

* Figures are on a consolidated level with Vneshleasing

€000	IMPEX*	EBANKA	Total
Deposits from banks	(220,808)	(6,343)	(227,151)
Deposits from customers	(1,049,170)	(570,646)	(1,619,816)
Liabilities evidenced by paper	(218,369)	(20,695)	(239,064)
Provisions for liabilities and charges	(3,461)	(8,227)	(11,688)
Trading liabilities	(1,769)	(834)	(2,603)
Other liabilities	(21,086)	(30,021)	(51,107)
Subordinated capital	-	(12,820)	(12,820)
Net assets	**158,235**	**54,420**	**212,655**
Minority interests	-	-	-
Net assets after minority interests	**158,235**	**54,420**	**212,655**
Acquisition costs	(471,195)	(130,000)	(601,195)
Goodwill	**(312,960)**	**(75,580)**	**(388,540)**

* Figures are on a consolidated level with Vneshleasing

The effect of acquired subsidiaries on liquidity is shown as follows:

€000	IMPEX*	EBANKA	Total
Acquisition costs	(471,195)	(130,000)	(601,195)
Liquid funds	86,704	40,507	127,211
Cash flow for the acquisition of subsidiaries	**(384,491)**	**(89,493)**	**(473,985)**

* Figures are on a consolidated level with Vneshleasing

OAO "Impexbank" (IMPEX)

OAO "Impexbank", Moscow, was consolidated in the Group for the first time on 1 May 2006. The contract to purchase 100 per cent of the shares in Impexbank was signed on 31 January 2006. The approvals required for the acquisition were obtained from the *Central Bank of Russia* and antitrust authorities in Russia and in Austria by April 2006, the closing took place on 28 April 2006. The total purchase price for OAO "Impexbank" amounted to USD 563,200 thousand.

As of the acquisition date, Impexbank had a balance sheet total of € 1,664,443 thousand, and its equity was € 155,743 thousand. Due to the takeover of Impexbank, *OOO "Vneshleasing"*, a company operating in equipment leasing, was also consolidated for the first time as of 1 May 2006. The company reported a balance sheet total of € 34,155 thousand and equity of € 2,496 thousand at the acquisition date.

In the context of allocating the purchase price pursuant to IFRS 3, the Impex brand and the existing customer base in the retail segment were identified as intangible fixed assets separately shown in the balance sheet. The value of the Impex brand amounted to € 5,286 thousand as of 1 May 2006. The future business strategy is geared to integrating the customer structure of Impexbank into that of the Raiffeisen International Group, which will lead to a corresponding change of the current customer base. The acquisition cost of the existing customer base in the retail segment totalled € 12,158 thousand as of 1 May 2006. The amortisation period was set at five years.

eBanka a.s. (EBANKA)

eBanka a.s., Prague, was included in the consolidated financial accounts as of 1 November 2006 for the first time. The contract to purchase 100 per cent of the shares in eBanka a.s. which operates in the retail business was signed in July 2006. The deal closed at the end of October 2006. The purchase price for the acquisition of eBanka was € 130,000 thousand. As of the acquisition date, the balance sheet total of eBanka amounted to € 704,006 thousand, and its equity was € 54,420 thousand. In the context of allocating the purchase price pursuant to IFRS 3, intangible fixed assets were identified as follows: The value of the eBanka brand was € 4,191 thousand as of 1 November 2006. The acquisition cost of the existing customer base in the retail segment came to € 4,683 thousand. The existing customer base is amortised over five years.

Other included units

Some new companies were founded in the leasing business: *Raiffeisen-Leasing sh.a.*, Tirana, and *TOV „Raiffeisen Leasing Aval"*, Kiev, will focus at first on movables and motor vehicle leasing. Two other new companies were founded, both leasing specialists in Serbia: *Raiffeisen Rent doo*, Belgrade, will engage in operating leasing, and *RLOL ESTATE 1 d.o.o.*, Belgrade, is active in real estate leasing. In Poland, *Vela SP z o.o, Warsaw,* was founded in connection with a securitisation deal for Polish leasing receivables. In the financial year eight newly founded project companies of *Raiffeisen-Leasing Real-Estate s.r.o., Prague,* were included for the first time. These companies operate in project finance leasing of real estate.

Raiffeisen Real Estate Management Zrt., Budapest, has been operating on the Hungarian market for several years in property development and exploitation. Because of its rising importance, the company together with its projects spun off as subsidiaries was consolidated for the first time in 2006. The business volume of this group amounts to € 124,248 thousand.

In April 2006, a new company was founded in Jersey, *RI Finance (Jersey) Limited*, St. Helier. In May, new hybrid Tier 1 capital amounting to € 500,000 thousand was made available to the Group. Raiffeisen International's share of the voting capital is 100 per cent.

Mergers

In the financial year, *RLRE Zeus Property, s.r.o.*, Prague, was merged with *RLRE Orion Property s.r.o.*, Prague, due to the strong economic involvements in a real estate project.

Excluded units

JSCB Raiffeisenbank Ukraine (RBUA)

In the financial year, a 100 per cent share in *JSCB Raiffeisenbank Ukraine*, Kiev, was sold to the Hungarian *OTP Bank Zrt.*, Budapest. At the time of deconsolidation, *JSCB Raiffeisenbank Ukraine* reported a balance sheet total of € 1,591,567 thousand and had 42 business outlets. The selling price totalled € 650,000 thousand. The transaction closed in November 2006 and Raiffeisen International realised gains on the disposal of group assets of € 486,479 thousand as of 1 November 2006, the date of deconsolidation.

Premier Outlet Center Kft. (POC), POCM Kft. (POCM)

In December 2006, a 40.6 per cent shareholding in *Premier Outlet Center Kft.*, Budapest, (POC) was sold to *AVIVA Central European* Property Fund (Morley Fund Management). The selling price totalled € 16,957 thousand for the 40.6 per cent shareholding in POC. The income from the disposal of group assets as of 31 December 2006 amounted to € 16,484 thousand. A real estate management subsidiary, *POCM Kft.*, Budapest, was sold together with POC.

SCTFO Fogarasi UT Kft. (SCTFO)

In December 2006, *Raiffeisen Ingatlan Vagyonkezelö Kft.* (SCT02) sold its 75.3 per cent share in *SCTFO Fogarasi UT Kft.* to *OROC Group, Endurance Asset S.a.r.l*, Luxembourg. The selling price for this shareholding came to € 3,709 thousand and income from disposal of group assets was € 3,591 thousand.

The following table shows assets and liabilities of the sold subsidiaries as of the disposal date:

€000	RBUA	POC*	SCTFO	Total
Cash reserve	(126,070)	-	-	(126,070)
Loans and advances to banks	(102,572)	(1,851)	(242)	(104,665)
Loans and advances to customers	(1,324,226)	-	-	(1,324,226)
Trading assets	(6)	-	-	(6)
Other current financial assets	(20,228)	-	-	(20,228)
Financial investments	(1)	-	-	(1)
Intangible fixed assets	(13,831)	(2)	-	(13,833)
Tangible fixed assets	(1,945)	(35,036)	(10,267)	(47,248)
Other assets	(2,688)	(2,363)	(355)	(5,406)
Assets	**(1,591,567)**	**(39,251)**	**(10,865)**	**(1,641,683)**
Deposits from banks	761,711	30,802	10,623	803,137
Deposits from customers	615,962	5,745	84	621,791
Liabilities evidenced by paper	2,311	-	-	2,311
Provisions for liabilities and charges	14,435	-	-	14,435
Other liabilities	6,540	1,555	-	8,095
Subordinated capital	27,086	-	-	27,086
Net assets	**(163,522)**	**(1,149)**	**(158)**	**(164,828)**
Minority interests	-	676	39	715
Net assets after minority interests	**(163,522)**	**(473)**	**(119)**	**(164,113)**
Selling price	650,000	16,957	3,709	670,667
Income from disposal of group assets	**486,479**	**16,484**	**3,591**	**506,553**

* Figures are on a consolidated level with POCM Kft.

The effect of sold subsidiaries on liquidity is shown as follows:

€000	RBUA	POC*	SCTFO	Total
Selling price	650,000	16,957	3,709	670,667
Liquid funds	(126,070)	-	-	(126,070)
Cash flow from disposal of group assets	**523,930**	**16,957**	**3,709**	**544,597**

* Figures are on a consolidated level with POCM Kft.

Foreign currency translation

Financial statements of fully consolidated companies prepared in foreign currencies were translated into euros employing the modified current rate method in accordance with IAS 21. Equity was translated at historical exchange rates while all other assets, liabilities and the notes were translated at the prevailing foreign exchange rates as of the balance sheet date.

Differences arising from the translation of equity (historical exchange rates) were offset against retained earnings and not recognised in income statement. The items of the income statement were translated at the average exchange rates during the year calculated on the basis of month-end rates. Differences arising between the exchange rate as of the balance sheet date and the average exchange rate applied in the income statement were offset against equity and not recognised in the income statement.

Because of changes in economic conditions, IAS 29 (financial reporting in hyperinflationary economies) has no longer been applied in *Priorbank OAO*, Minsk, since 1 January 2006. In the case of a subsidiary not headquartered in the Euro-area (*GSI Group Software Investment AG*, Zug), the euro was the reporting currency for measurement purposes given the economic substance of the underlying transactions. *Raiffeisen Leasing SRL*, Bucharest, changed from functional currency (euro) to local currency (Romanian Lei) as reporting currency because leasing contracts are mainly made in the local currency.

The following exchanges rates were used for currency translation:

	2006		2005	
Rates in units per €	**As of 31/12**	**Average**	**As of 31/12**	**Average**
Albanian lek (ALL)	*123,850*	*123,079*	*122,580*	*124,216*
Belarusian ruble (BYR)	*2,817.310*	*2,689.745*	*2,546.350*	*2,692.559*
Bosnian marka (BAM)	*1,956*	*1,956*	*1,956*	*1,956*
Bulgarian lev (BGN)	*1,956*	*1,956*	*1,956*	*1,956*
Croatian kuna (HRK)	*7,350*	*7,325*	*7,372*	*7,414*
Czech koruna (CZK)	*27,485*	*28,322*	*29,000*	*29,846*
Hungarian forint (HUF)	*251,770*	*263,247*	*252,870*	*248,394*
Kazakh tenge (KZT)	*167,120*	*158,429*	*158,540*	*166,188*
Polish zloty (PLN)	*3,831*	*3,897*	*3,860*	*4,027*
Romanian leu (RON)	*3,384*	*3,525*	*3,680*	*3,648*
Russian ruble (RUB)	*34,680*	*34,148*	*33,950*	*35,270*
Serbian dinar (RSD)	*79,000*	*84,169*	*85,500*	*82,863*
Slovenian tolar (SIT)	*239,640*	*239,588*	*239,500*	*239,579*
Slovak koruna (SKK)	*34,435*	*37,149*	*37,880*	*38,591*
Ukrainian hryvna (UAH)	*6,651*	*6,327*	*5,972*	*6,405*

Capital hedge

In the Group, hedges of investments in economically independent sub-units (IAS 39.102) were made in order to reduce differences arising from the translation of equity. Liabilities in foreign currency, currency options, currency futures and currency swaps are mainly used as hedging instruments. The resulting gains and losses from currency translation are shown in equity without affecting profit and are separately shown in the statement of changes in equity, insofar as the hedging relation is effective. The ineffective part of this hedge relation is recognised in profit. The related interest components are shown in net interest income.

Accounting and valuation principles

Financial instruments: Recognition and measurement (IAS 39)

A financial instrument is defined as any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. In IFRS balance sheets, the following five categories are distinguished:

1. Financial assets or liabilities recognised at fair value via the income statement
    a. Trading assets/ liabilities
    b. Designated financial instruments at fair value
2. Financial instruments held to maturity

3. Loans and advances
4. Available-for-sale financial assets
5. Liabilities

1. Financial assets or liabilities recognised at fair value via the income statement

1 a. Trading assets/liabilities

Trading assets/liabilities are acquired or incurred principally for the purpose of generating profit from short-term fluctuations in market prices. Securities (including short selling of securities) and derivative financial instruments held for trading are recognised at their fair values. If securities are listed, the fair value is based on stock exchange prices. Where such prices are not available, internal prices based on present value calculations for originated financial instruments and futures or option pricing models for options are applied. Present value calculations are based on the zero-coupon curve. As option price formulas Black-Scholes 1972, Black 1976 or Garman-Kohlhagen are applied depending on the kind of option.

Derivative financial instruments held for trading are also shown under *trading assets* or *trading liabilities*. Positive fair values including accrued interest (*dirty price*) are shown under *trading assets*. Negative fair values are recorded under *trading liabilities*. Positive and negative fair values are not netted. Changes in *dirty prices* are recognised in the income statement under *trading profit/loss*.

1 b. Designated financial instruments at fair value

This category comprises mainly all those financial instruments which are irrevocable designated at fair value (so called fair value option) upon initial recognition in the balance sheet independent of the intention to trade. An entity may use this designation only when doing so results in more relevant information, because a group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis. These instruments are debt securities and other fixed-interest securities or equities and other variable-yield securities.

These instruments are measured at fair value according to IAS 39. They are stated under the balance sheet item *other current financial assets*, current income is shown under *net interest income*, and valuation gains and losses and proceeds from sale are stated in *net income from financial investments and current financial assets*.

2. Financial instruments held to maturity

Non-derivative financial assets (securities with fixed or determinable payments and fixed maturities) purchased with the intention and ability to hold them to maturity are reported under the balance sheet item *financial investments*. They are recognised at amortised cost and differences are amortised over the term to maturity and recognised in the income statement under *net interest income*. Coupon payments are also recognised under net interest income. A sale of these financial instruments is only allowed in cases as stated in IAS 39.

3. Loans and advances

Loans and advances are recognised at their nominal value without deduction of impairment losses. Accrued interest is recognised in the income statement if there is a high probability that it would be received. Moreover, debt instruments are also stated there if there is no active market.

4. Available-for-sale financial assets

The category of financial assets available-for-sale contains those financial instruments (mainly equity participations for which there are no active market) that did not qualify or any of the other three categories. They are stated at fair value, if a fair value is reliably measurable. Valuation differences are shown directly in equity and only recognised in the income statement if there is an objective indication of impairment. Only in the case of debt instruments such impairments are recognised in the income statement. In case of equity instruments, such impairments are booked versus equity. This kind of financial instruments is reported under *financial investments* or *other current financial assets.*

5. Liabilities

Liabilities are recognised at amortised cost. Discounted debt securities and similar obligations are measured at their present value.

Hedging

Derivative instruments not held for trading because acquired for hedging purposes are subdivided into the following categories reflecting differing modes of recognition on the IFRS-compliant balance sheet:

a) Fair value hedge according to IAS 39

Interest-rate swaps that satisfy the prerequisites for hedge accounting are contracted to hedge against the interest-rate risks arising from loans. Hedges are formally documented, continuously assessed, and rated to be highly effective. In other words, throughout the term of a hedge, one can assume that changes in the fair value of a hedged item will be nearly completely offset by a change in the fair value of the hedging instrument and that the actual outcome will lie within a band of 80 to 125 per cent.

Derivative instruments held to hedge the fair values of individual balance sheet items (except trading assets/liabilities) are recognised at their fair values (*dirty prices)* under *other assets* (positive dirty prices) or *other liabilities* (negative dirty prices). Changes in the carrying amounts of hedged items (assets or liabilities) are allocated directly to the corresponding balance sheet items and reported separately in the notes. Both the effect of changes in the carrying values of positions requiring hedging and the effects of changes in the clean prices of the derivative instruments are recorded under *other operating profit/loss* (net result from hedge accounting).

b) Other derivative instruments

Derivative instruments held to hedge against market risks (except trading assets/liabilities) that are based on an inhomogeneous portfolio do not satisfy the requirements for hedge accounting according to IAS 39. They are captured as follows: Positive *dirty prices* are recognised under *other assets,* and negative *dirty prices* are recorded under *other liabilities.* The effect of remeasuring those derivative instruments on a clean-price basis is recognised under *other operating profit/loss* (net income from other derivative instruments); interest is recorded under *net interest income.*

Offsetting

In the case of identity of borrower and lender, offsetting of loans and liabilities with matching maturities and currencies occurs, only if a legal right, by contract or otherwise exists and offsetting is in line with the actually expected course of the business.

Cash reserve

The cash reserve includes cash on hand and balances at central banks that are due on call. They are shown with their nominal value.

Impairment losses on loans and advances

Credit risk is accounted for by making specific impairment provisions and portfolio-based impairment provisions. The latter comprise impairment provisions for portfolios of loans with identical risk profiles that may be compiled under certain conditions. In the retail segment, provisions are built according to product portfolio and past due days. Specific and portfolio-based impairment provisions are not netted against corresponding receivables but are stated separately in the balance sheet.

For credit risks related to loans and advances to customers and banks, provisions are made in the amount of expected loss according to homogeneous Group-wide standards. Risk of loss is deemed to exist if the discounted projected repayment amounts and interest payments are below the carrying value of the loans, taking collateral into account. Portfolio-based impairments are calculated according to valuation models that estimate expected future cash flow for the loans in the respective loan portfolio based on loss experience history. For retail portfolios without a documented loss history of their own, *peer group* benchmark figures serve as a comparative base.

The entirety of the provision for impairment losses arising from on-balance-sheet loans (individual loan loss provisions and portfolio-based provisions) is shown as a separate item on the assets side of the balance sheet, below *loans and advances to banks and customers*. The provision for impairment losses arising from off-balance-sheet transactions is recorded under *provisions for liabilities and charges.*

Genuine sale and repurchase agreements

In a genuine sale and repurchase transaction, the transferor sells assets to a third party and agrees at the same time to repurchase these assets at an agreed price and time. The assets remain in the balance sheet of the transferor and are measured like the balance sheet item where they are shown. Cash inflows arising from a sale and repurchase transaction are recognised in the balance sheet depending on the counterparty as *deposits from banks* or *deposits from customers.*

Under reverse repurchase agreements, assets are acquired with the obligation to sell them in the future. Cash outflows arising from reverse repurchase agreements are recorded in the balance sheet under *loans and advances to banks* or *loans and advances to customers.* Interest expense from sale and repurchase agreements and interest income from reverse sale and repurchase agreements are accrued in a straight line over their term to maturity and are shown under *net interest income.*

Finance lease business

A finance lease is a lease that transfers substantially all the risks and rewards incident to ownership of an asset to the lessee. Pursuant to IAS 17, the present value of all future lease payments and any residual values are shown as *loans and advances to banks* or *customers* in the balance sheet of the lessor. The lessee recognises the assets as tangible fixed assets to which refer a corresponding leasing liability.

Equity participations

Shareholdings in subsidiaries not included in the consolidated financial statements because of their minor significance and shareholdings in companies that are not valued at-equity are shown under *financial investments* and are measured at amortised cost if no shares prices are available.

Other shareholdings are categorised as designated financial instruments at the balance sheet date if reliably measurable market prices are available and are measured at fair value. Changes in value are therefore recognised in profit. If there is no active market for other interests or if a fair value is not reliably measurable, they are categorised as available for sale. The changes in value are directly shown in equity without effecting income statement.

Intangible fixed assets

Under this item, internally developed and acquired software, brand rights, acquired customer bases and especially goodwill are stated. Goodwill and other intangible fixed assets without definite useful lives are tested for impairment at every balance sheet date. Whenever events or changes in circumstances indicate that the expected benefit no longer exists, impairment must be made pursuant to IFRS 3.

Acquired intangible fixed assets (software, and customer base) with determinable useful lives are capitalised at cost and amortised over their estimated useful lives.

Internally developed intangible fixed assets comprise without exemption software. Software is capitalised if it is probable that the future economic benefits attributable to the asset will accrue to the enterprise and the cost of the asset can be measured reliably. The useful life of software is between four and six years and may be longer for major software projects. The useful life of the acquired customer base was set at seven years for corporate customers and for the acquired customer base in the retail segment of *Raiffeisen Bank Aval* at 20 years and for *Impexbank* and *eBanka* at five years.

Tangible fixed assets

Tangible fixed assets are measured at cost of acquisition or conversion less scheduled depreciation. The straight-line method is used for depreciation and is based on the following useful life figures:

Useful life	*years*
Buildings	*25 – 50*
Office furniture and equipment	*5 – 10*
Hardware	*3 – 5*

If a permanent impairment was to be expected, extraordinary write-downs were carried out. In the event that the reason for the write-down no longer applies, a write-up will take place up to the amount of the amortised cost of the asset.

Investment Property

Investment property is reported at amortised cost using the cost model permitted by IAS 40 and is shown under fixed assets because of minor importance. Income resulting from investment property is shown in *other operating profit/loss.*

Operating leasing

An operating lease exists if the lessor bears all risks and enjoys the rewards of ownership. The leased assets are reported by the lessor under fixed assets and depreciated in accordance with the principles applicable to the type of fixed assets involved.

Inventory

Inventories are measured at the lower of cost or net realisable value. Write-downs are made if the acquisition cost is above the net realisable value as of the balance sheet date or if limited usage or longer periods for storage has impaired the value of the inventory.

Provisions for liabilities and charges

All defined benefit plans relating to so-called social capital (Provisions for pensions, provisions for severance payments provisions for anniversary bonuses) are measured using the *Projected Unit Credit Method* in accordance with IAS 19 – Employee Benefits.

The actuarial calculation of pension obligations for active employees is based on an interest rate of 4.5 per cent per year (2005: 4.25 per cent per year) and an unchanged effective salary increase of 3 per cent per year and an unchanged individual career trend of 1.5 per cent per year, respectively. The parameters for retired employees are an interest rate of 4.5 per cent per year (2005: 4.25 per cent per year) and an expected increase in retirement benefits of 2 per cent per year (2005: 2 per cent per year). Calculations are based on an assumed retirement age of 65 years and are subject to transitional statutory regulations and special arrangements in individual contracts.

Actuarial gains or losses calculated for pension obligations are recognised immediately in profit. The right to vote according to IAS 19.92 ("corridor method") was not applied.

The actuarial computation of severance payments and anniversary bonuses is based on an interest rate of 4.5 per cent per year (2005: 4.25 per cent per year), an unchanged average increase in salary of 3 per cent per year and an unchanged individual career trend of 1.5 per cent per year.

The biometrical basis for the calculation of provisions for pensions, severance payments and anniversary bonuses is provided by *AVÖ 1999-P-Rechnungsgrundlagen für die Pensionsversicherung* (Computational Framework for Pension Insurance) – *Pagler & Pagler,* using the variant for salaried employees.

Other provisions are made to uncertain liabilities to third parties in the amount of the expected claim. These provisions are not discounted because the resulting interest effect is immaterial.

Defined contribution plans

Under defined contribution plans, the company pays fixed contributions into a separate entity (a fund). These payments are recognised as staff expense in the income statement.

Subordinated capital

The balance sheet item comprises subordinated capital and supplementary capital. Liabilities, documented or undocumented, are subordinated if, in the event of liquidation or bankruptcy, they can only be met after the claims of the other - not subordinated - creditors have been satisfied. Supplementary capital contains all paid in own funds which are available for the company for more than eight years with the creditor renouncing prior notice, for which interest is paid only from the profit (before reserve transactions) and which can be repaid in the case of solvency only after all other debtors are satisfied.

Own shares

Own shares held by Raiffeisen International Bank-Holding AG as of the balance sheet date are deducted from equity. No gain or loss may be recognised in profit or loss on the purchase, sale, issue or cancellation of an entity's own equity instruments.

Share-based remuneration

The Managing Board of Raiffeisen International Bank-Holding AG obtained Supervisory Board approval to institute a share incentive program (SIP) offering performance-based allotments of company shares for eligible employees at home and abroad for a given period of time. All Managing Board members of Raiffeisen International Bank-Holding AG managing board members of associated bank subsidiaries, and selected upper management personnel of Raiffeisen International Bank-Holding AG and its affiliated enterprises are eligible to participate.

The number of common shares in Raiffeisen International Bank-Holding AG to be actually transferred will depend on meeting two performance criteria: the targeted average return on equity (ROE) and the total shareholder return (TSR) for Raiffeisen International Bank-Holding AG shares in relation to TSR s of shares in the DJ EURO STOXX BANKS – index after a three-year holding period. Moreover, beneficiaries have to be in active service for Raiffeisen International. SIP participation is voluntary.

All share-based remunerations are recognised according to IFRS 2 (Share-based payment) as staff expenses and booked directly via equity.

Net interest income

Interest and similar income mainly includes interest income on loans and advances to banks and customers and from fixed-interest securities. In addition current income from shares and other variable-yield securities (especially dividends), income from equity participations and from investments accounted for at-equity, and similar income calculated as interest are also reported under interest and similar income. Interest paid and similar charges mainly include interest paid on deposits from banks and customers and on liabilities evidenced by paper and subordinated capital. Interest income and interest expenses are accrued.

Net commission income

Net commission income mainly includes income and expenses arising from payment transfers, credit business and foreign exchange business. Commission income and expenses are accrued in the reporting period.

As of 1 January 2006, trading margins achieved in foreign exchange business with customers have been split into a trader margin and a customer margin in order to increase transparency, with the customer margins from these transactions being stated in net commission income, and the trader margin continuing to be shown in trading profit. Until 31 December 2005, these customer margins are disclosed in trading profit. The comparative figures for 2005 were adjusted.

Trading profit

Trading profit comprises the customer margins resulting from the foreign exchange business, results due to foreign exchange-revaluations and all realised and unrealised gains and losses from financial assets and liabilities at fair value. In addition, it includes all interest and dividend income attributable to trading activities and related refinancing costs.

General administrative expenses

General administrative expenses include staff and other administrative expenses as well as amortisation/depreciation and impairment losses for fixed and intangible fixed assets.

Income taxes

Deferred taxes are recognised and calculated in accordance with IAS 12 applying the liability method. Deferred taxes are based on all temporary differences that result from comparing the carrying amounts of assets and liabilities in the IFRS accounts with the tax bases of assets and liabilities and will reverse in the future. Deferred taxes are calculated by using tax rates applicable in the countries concerned. A deferred tax asset should also be recognised on tax loss carry-forwards if it is probable that sufficient taxable profit will be available against which the tax loss carry-forwards can be utilised within the same entity. Deferred tax assets and deferred tax liabilities within the same entity are netted.

Income tax credits and income tax obligations were recorded separately under *other assets* and *tax provisions* respectively.

Fiduciary business

According to IFRS 30 transactions arising from the holding and placing of assets on behalf of third parties are not shown in the balance sheet. Fees arising from these transactions are shown under *net commission income.*

Notes to the income statement

(1) Segment reporting

Segment reporting by business segment

The basis for primary segment reporting according to IAS 14 is Raiffeisen International's internal management reporting system which is mainly customer-oriented. Business is divided into the following segments:

- Corporate customers
- Retail customers
- Treasury
- Participations and other

The *corporate customers* segment comprises business with large corporates and mid market companies from Central and Eastern Europe (CEE) as well as with companies from other countries that are operating in the CEE region – , including especially multinationals. The criteria are key ratios like revenues, profit and number of employees.

Small and medium-sized companies belong to corporate customers if their annual sales are at least € 5 million or clearly relate to project or trade finance. All other small and medium-sized enterprises are included in the *Small Entities* sub-segment of the retail segment.

The *Public sector* and companies owned by state-owned entities and institutions are also part of corporate customers. The public sector comprises all public sector entities such as ministries, provinces, municipalities and similar public corporations. Embassies and trade representations also belong to this segment.

Moreover, business with banks, providers of financial services, and insurance companies is reported in this segment (*financial institutions*). This excludes transactions which are connected to the proprietary trading with financial instruments resp. invested within the asset and liability management as those are allocated to the segment treasury. The *banks* sub-segment encompasses national and international commercial, retail and private banks. Banks also include supranational institutions like the *World Bank*, the *European Bank for Reconstruction and Development (EBRD)*, the *European Investment Bank (EIB)*, and the *International Monetary Fund (IMF)*. Financial service providers include brokers and asset managers such as investment banks, investment fund companies, leasing companies as well as companies operating in businesses related to the credit industry. Insurance companies consist of all kind of insurers and reinsurers. They include property, health, life and pension insurers.

Because of the minor importance of *public sector* and *financial institutions* for the consolidated results of Raiffeisen International, their results are included in the segment *corporate customers*.

Retail customers are all private individuals (*consumers*), self-employed (*Micro*) and small and medium-sized enterprises with annual revenues of less than € 5 million (*Small Entities*), whereby smaller country-specific deviations may occur. They are offered standardised products such as saving books and saving deposits, time deposits, current and salary accounts, consumer credits, overdraft lines, credit cards, and mortgages as well as other earmarked loans.

Earnings arising from *private banking* provided by a number of Group units are also included in this customer segment. For *high-net-worth individuals* an individualised advisory approach is applied and asset management services are offered.

The *treasury* segment encompasses the treasury's proprietary trading and investment banking activities, which are carried out only in a few Group units.

Own-account trading involves on-balance and off-balance sheet interest and currency products (futures, and options) which include money market transactions, currency transactions, cash management, refinancing and asset/liability management (maturity conversion).

Proprietary trading in financial instruments is centrally controlled and subject to strictly monitored limits. In addition, Raiffeisen International has a portfolio of medium-term and long-term financial investments.

Whereas the entirety of the Group's proprietary trading is shown in the treasury segment, treasury activities carried out on customers' account are recognised in other segments like corporate customers and retail customers. That part of proceeds exceeding market prices is assigned to the customer segments.

Besides non-banking activities, the *participations and other* segment encompasses the management of participations. Moreover, other general activities are involved, including especially those carried out by the parent company Raiffeisen International Bank-Holding AG.

Raiffeisen International applies two central steering benchmarks:

- The *return on equity* before taxes is the ratio that states the profit before tax to average equity employed and expresses the return on capital employed.

- The *cost/income ratio* represents the cost efficiency of business segments. The cost/income ratio is calculated as quotient of general administrative expenses and the sum of net interest income, net commission income, trading profit/loss and other operating income/loss (adjusted for the net result from hedge accounting and other derivative financial instruments).

Segment reporting is based on Raiffeisen International's internal management income statement which is similar to a multi-stage contribution costing calculation. Income and expenses are allocated according to the causation principle. Income items are interest income, commission income, trading profit and other operating income. Net interest income is calculated using the market interest rate method. Net interest received from equity is apportioned to individual segments on the basis of regulatory capital requirements and recognised under net interest income.

Provisioning for impairment losses on loans and advances consists of net allocations of impairment losses on credit risks, direct write-downs as well as income received from written-down claims. General administrative expenses include direct and indirect costs. Direct costs (staff expenses and other administrative expenses) are incurred by business segments while the indirect costs are allocated according to agreed ratios.

The risk-weighted assessment base pursuant to Section 22 of the Austrian Banking Act (BWG) serves as sector-specific substitute for segment assets (including market risk).

Financial year 2006 €000	Corporate customers	Retail customers	Treasury	Participations and other	Total
Net interest income	575,465	1,032,505	136,052	19,859	1,763,881
Provisioning for impairment losses	(115,108)	(191,562)	24	(2,231)	(308,877)
Net interest income after provisioning	**460,357**	**840,943**	**136,076**	**17,628**	**1,455,004**
Net commission income	332,994	591,698	2,870	5,727	933,289
Trading profit	923	3,347	168,891	1,662	174,823
Net income from financial investments and current financial assets	(60)	-	770	102,478	103,187
General administrative expenses	(338,056)	(1,184,671)	(70,185)	(100,760)	(1,693,671)
Other operating profit	11,043	12,223	3,047	(25,886)	427
Income from disposal of group assets	-	-	-	506,553	506,553
Profit before tax	**467,201**	**263,540**	**241,469**	**507,402**	**1,479,612**
Basis of assessment (incl. market risk)	19,067,850	14,143,395	5,407,497	2,433,068	41,051,810
Own funds requirement	1,525,428	1,131,472	432,600	194,645	3,284,145
Average number of staff	7,390	38,677	1,064	2,042	49,173
Cost/income ratio	36.7%	72.3%	22.8%	-	59.1%
Average equity	1,475,965	1,064,790	540,168	177,781	3,258,704
Return on Equity before tax	**31.7%**	**24.8%**	**44.7%**	**285.4%**	**45.4%**

Financial year 2005 €000	Corporate customers	Retail customers	Treasury	Participations and other	Total
Net interest income	426,978	651,292	119,926	3,902	1,202,098
Provisioning for impairment losses	(71,658)	(96,173)	(2)	573	(167,260)
Net interest income after provisioning	**355,320**	**555,118**	**119,924**	**4,475**	**1,034,838**
Net commission income	247,100	349,802	8,853	884	606,639
Trading profit	3,169	4,261	94,618	(1,051)	100,997
Net income from financial investments and current financial assets	357	-	1,425	9,126	10,908
General administrative expenses	(274,604)	(785,938)	(40,257)	(61,711)	(1,162,510)
Other operating profit	5,432	(5,637)	(435)	(21,676)	(22,316)
Profit before tax	**336,773**	**117,607**	**184,128**	**(69,952)**	**568,557**
Basis of assessment (incl. market risk)	14,356,058	8,905,963	4,822,625	1,829,510	29,914,156
Own funds requirement	1,148,485	712,477	385,810	146,361	2,393,133
Average number of staff	5,476	20,984	561	1,567	28,588
Cost/income ratio	40.2%	78.6%	18.1%	-	61.6%
Average equity	1,251,811	776,577	420,520	159,528	2,608,436
Return on Equity before tax	**26.9%**	**15.1%**	**43.8%**	-	**21.8%**

Segment report by region

Secondary segment reporting shows earnings components and portfolio figures by regional aspects. Allocation criteria are the headquarters of the respective company. The regional segments under review are described below (internal English-language abbreviations in parenthesis):

- *Central Europe (CE)*
  This segment contains the five countries in which Raiffeisen International operates that joined the EU on 1 May 2004. They are the Czech Republic, Hungary, Poland, Slovakia, and Slovenia.
- *Southeastern Europe (SEE)*
  Southeastern Europe includes Albania, Bosnia and Herzegovina, Bulgaria, Kosovo, Croatia, Serbia and Romania.
- *Commonwealth of Independent States (CIS)*
  This segment contains the members of the Commonwealth of Independent States – created from parts of the former Soviet Union – where Raiffeisen International is active, namely Belarus, Kazakhstan, Russia and Ukraine.

Income items and head office costs in Austria, most of which accrue within the holding company, are apportioned between the above segments according to the causation principle. If a direct allocation is impossible, allocation is based on other criteria such as risk-weighted assets (this is the basis of assessment including market risk).

Regional allocation by respective headquarters considering refinancing costs:

Financial year 2006 *€000*	***CE***	***SEE***	***CIS***	***Total***
Net interest income	*603,430*	*560,083*	*600,368*	*1,763,881*
Provisioning for impairment losses	*(93,385)*	*(88,352)*	*(127,140)*	*(308,877)*
Net interest income after provisioning	***510,045***	***471,731***	***473,228***	***1,455,004***
Net commission income	*343,220*	*268,481*	*321,587*	*933,289*
Trading profit	*41,536*	*50,570*	*82,718*	*174,823*
Net income from financial investments and current financial assets	*(291)*	*874*	*102,604*	*103,187*
General administrative expenses	*(602,099)*	*(518,852)*	*(572,720)*	*(1,693,671)*
Other operating profit/loss	*3,038*	*12,143*	*(14,755)*	*427*
Income from disposal of group assets	*20,075*	*-*	*486,479*	*506,553*
Profit before tax	***315,524***	***284,947***	***879,141***	***1,479,612***
Total assets	*23,203,900*	*18,783,659*	*13,879,435*	*55,866,995*
Basis of assessment (incl. market risk)	*17,247,333*	*12,625,681*	*11,178,796*	*41,051,810*
Own funds requirement	*1,379,787*	*1,010,054*	*894,304*	*3,284,145*
Average number of staff	*11,223*	*12,636*	*25,313*	*49,173*
Cost/income ratio	*61.0%*	*58.2%*	*57.9%*	*59.1%*
Average equity	*1,346,245*	*1,011,782*	*900,677*	*3,258,704*
Return on Equity before tax	***23.4%***	***28.2%***	***97.6%***	***45.4%***

Financial year 2005 €000	**CE**	**SEE**	**CIS**	**Total**
Net interest income	513,631	424,452	264,014	1,202,098
Provisioning for impairment losses	(48,500)	(63,488)	(55,272)	(167,260)
Net interest income after provisioning	**465,131**	**360,964**	**208,742**	**1,034,838**
Net commission income	268,090	200,829	137,720	606,639
Trading profit	38,591	42,085	20,321	100,997
Net income from financial investments and current financial assets	7,798	2,988	122	10,908
General administrative expenses	(532,648)	(418,263)	(211,599)	(1,162,510)
Other operating profit/loss	(17,022)	(949)	(4,345)	(22,316)
Profit before tax	**229,941**	**187,655**	**150,961**	**568,557**
Total assets	17,341,123	13,938,489	9,415,250	40,694,863
Basis of assessment (incl. market risk)	12,940,465	9,397,223	7,576,469	29,914,156
Own funds requirement	1,035,237	751,778	606,118	2,393,133
Average number of staff	9,123	11,093	8,373	28,588
Cost/income ratio	66.2%	62.8%	50.9%	61.6%
Average equity	1,312,305	829,138	466,993	2,608,436
Return on Equity before tax	**17.5%**	**22.6%**	**32.3%**	**21.8%**

(2) Net interest income

The net interest income position includes income and expense from items of banking business, dividend income and commissions with interest-like characteristics.

€000	**2006**	**2005**
Interest income	***3,240,435***	***2,097,294***
from loans and advances to banks	*401,769*	*251,266*
from loans and advances to customers	*2,438,188*	*1,454,700*
from current financial assets	*42,869*	*56,683*
from financial investments	*148,210*	*156,043*
from leasing claims	*168,633*	*131,927*
from derivative financial instruments (non-trading), net	*40,766*	*46,675*
Current income	***2,734***	***2,807***
from shares and other variable-yield securities	*335*	*93*
from shares in affiliated companies	*1,831*	*-*
from companies valued at-equity	*(908)*	*502*
from other interests	*1,476*	*2,212*
Interest-like income	***5,021***	***3,215***
Interest and interest-like income, total	***3,248,190***	***2,103,316***
Interest expenses	***(1,480,586)***	***(900,182)***
on deposits from banks	*(538,701)*	*(282,550)*
on deposits from customers	*(834,858)*	*(564,676)*
on liabilities evidenced by paper	*(55,385)*	*(30,685)*
on subordinated capital	*(51,642)*	*(22,271)*
Interest-like expenses	***(3,723)***	***(1,036)***
Interest expenses and interest-like expenses, total	***(1,484,309)***	***(901,218)***
Net interest income	***1,763,881***	***1,202,098***

The interest margin on the respective averages of the stated base is as follows:

Per cent	**2006**	**2005**
Interest margin (balance sheet total)	*3.76*	*3.55*
Interest margin (risk-weighted assets in the banking book)	*5.54*	*5.85*

(3) Provisioning for impairment losses

Provisioning for impairment losses on balance sheet and off-balance sheet items are made as follows:

€000	2006	2005
Individual loan loss provisions	**(189,400)**	**(94,313)**
Allocation to provisions for impairment losses	(371,820)	(258,318)
Release of provisions for impairment losses	223,838	188,448
Direct write-downs	(68,465)	(40,628)
Income received on written-down claims	27,047	16,185
Portfolio-based loan loss provisions	**(119,490)**	**(72,949)**
Allocation to provisions for impairment losses	(174,810)	(102,419)
Release of provisions for impairment losses	55,320	29,469
Gains from the sales of loans	**13**	**2**
Total	**(308,877)**	**(167,260)**

Details on risk provisions are shown under item 14 *impairment losses on loans and advances.*

Per cent	2006	2005
Net provisioning ratio (Ø risk-weighted assets of the banking book)	0.97%	0.81%
Net provisioning ratio (total loans outstanding)	0.59%	0.45%
Loss rate	0.16%	0.13%
Portfolio rate (total loans outstanding)	1.77%	1.84%
Risk/earnings ratio	17.51%	13.91%

(4) Net commission income

€000	2006	2005
Payment transfer business	411,991	228,555
Loan administration and guarantee business	109,422	81,833
Securities business	39,959	22,868
Foreign currency and precious-metals business*	290,750	226,116
Other banking services	81,167	47,268
Total	**933,289**	**606,639**

* Reclassification from trading profit (see note on page 127)

(5) Trading profit

The position trading profit also includes interest and dividend income, refinancing costs, commissions and any changes in fair value of trading portfolios.

€000	2006	2005
Interest-based transactions	26,283	12,662
Currency-based transactions*	141,230	86,733
Equity-/index-based transactions	7,125	1,637
Other transactions	185	(35)
Total	**174,823**	**100,997**

* Reclassification to net commission income (see note on page 127)

(6) Income from financial investments and current financial assets

The position net income from financial investments comprises valuation results and net proceeds from disposal of financial investment portfolio and equity participations which include shares in affiliated companies, companies valued at-equity, and other equity investments.

€000	2006	2005
Net income from financial investments	**102,589**	**4,828**
Net valuations of financial investments held-to-maturity	11	(57)
Net proceeds from sales of financial investments held-to-maturity	(1)	-
Net valuations of equity participations	(1,255)	1,185
Net proceeds from sales of equity participations	103,834	3,700
Net income from other current financial assets	**598**	**6,080**
Net valuations of other current financial assets	(3,193)	1,571
Net proceeds from sales of other current financial assets	3,791	4,509
Total	**103,187**	**10,908**

The significant increase in net proceeds from sales of equity investments is mainly due to the sale of a minority share in *JSC Bank TuranAlem*, Almaty.

(7) General administrative expenses

General administrative expenses contain staff expenses, other administrative expenses and depreciation on tangible and intangible assets. They break down as follows:

€000	***2006***	***2005***
Staff expenses	***(824,772)***	***(551,983)***
Wages and Salaries	*(632,309)*	*(422,584)*
Social security costs and staff related taxes	*(162,903)*	*(109,478)*
Other voluntary social expenses	*(20,717)*	*(17,948)*
Expenses on severance payments and retirement benefits	*(5,338)*	*(854)*
Expenses on share incentive program (SIP)	*(3,505)*	*(1,119)*
Other administrative expenses	***(687,840)***	***(480,319)***
Office space expenses	*(171,425)*	*(124,923)*
IT costs	*(91,072)*	*(68,226)*
Communication expenses	*(62,005)*	*(43,507)*
Legal, advisory and consulting expenses	*(60,351)*	*(32,331)*
Advertising, PR and promotional expenses	*(86,306)*	*(59,209)*
Deposit insurance fees	*(42,590)*	*(33,588)*
Office supplies	*(26,294)*	*(15,575)*
Car expenses	*(13,715)*	*(6,560)*
Security expenses	*(28,939)*	*(14,603)*
Travelling expenses	*(14,868)*	*(9,047)*
Training expenses for staff	*(12,291)*	*(9,144)*
Sundry administrative expenses	*(77,983)*	*(63,605)*
Depreciation on intangible and tangible fixed assets	***(181,059)***	***(130,208)***
Tangible fixed assets	*(118,823)*	*(84,978)*
Intangible fixed assets	*(49,024)*	*(39,081)*
Leased assets (Operating leasing)	*(13,211)*	*(6,149)*
Total	***(1,693,671)***	***(1,162,510)***

Amortisation of intangible fixed assets capitalised in the course of initial consolidation was € 10,531 thousand (2005: € 1,192 thousand). This is due to scheduled amortisation of the acquired customer base and an impairment loss on the Impex brand of € 5,286 thousand because of the decision taken in 2006 to merge Impexbank.

(8) Other operating profit/loss

The position other operating profit/loss captures, among other things, sales revenues and expenses from non-banking activities, income and expenses from disposal as well as income from the revaluation of tangible and intangible fixed assets. The net result of hedge-accounting, also included in this position, derives from valuation of hedging instruments and of hedged items.

€000	2006	2005
Sales revenues from non-banking activities	48,502	32,036
Expenses arising from non-banking activities	(40,743)	(22,557)
Revenues from additional leasing services	48,829	44,907
Expenses from additional leasing services	(49,746)	(43,051)
Rental income from real estate	4,690	1,124
Rental income from other operating lease	15,120	4,255
Net result from hedge accounting	350	(103)
Net result from other derivative instruments	4,339	257
Net proceeds from disposal of tangible and intangible fixed assets	815	(1,147)
Other taxes	(32,539)	(28,037)
Impairment of goodwill	-	(2,506)
Income from release of negative goodwill	7,764	217
Net expense from allocation and release of other provisions	(12,043)	(11,318)
Sundry operating income	26,822	20,368
Sundry operating expenses	(21,734)	(16,763)
Total	**427**	**(22,316)**

Income from disposal of group assets amounting to € 506,553 thousand is shown in details on page 117.

(9) Income taxes

Income taxes break down as follows:

€000	2006	2005
Current income taxes	(245,455)	(120,195)
Austria	(1,336)	6,207
Foreign	(244,119)	(126,402)
Deferred taxes	40,215	11,231
Total	**(205,240)**	**(108,964)**

Raiffeisen International Bank-Holding AG and three of its subsidiaries form a joint tax entity headed by *Raiffeisen Zentralbank Österreich AG*. This enables them to allocate Group member losses to the Group parent's tax income. As tax apportionment *Raiffeisen International Bank-Holding AG* received a tax equalization of € 1,781 thousand (2005: € 8,003 thousand) from *Raiffeisen Zentralbank Österreich AG*.

The following transition shows the relation between profit before tax and the effective tax burden:

€000	2006	2005
Profit before tax	**1,479,612**	**568,557**
Theoretical income tax expense in the financial year based on the domestic income tax rate of 25 per cent	(369,903)	(142,139)
Effect of divergent foreign tax rates	39,570	42,507
Tax deductions because of tax-exempted income from equity participations and other income	161,911	15,148
Tax increases because of non-deductible expenses	(37,389)	(20,736)
Other tax deductions and tax increases	571	(3,744)
Effective tax burden	**(205,240)**	**(108,964)**
Tax rate in per cent	**13.9**	**19.2**

(10) Earnings per share

€000	2006	2005
Consolidated profit	1,182,126	382,334
Average number of ordinary shares outstanding (in 1,000 units)	142,585	137,094
Earnings per share in €	**8.29**	**2.79**

There were no conversion or option rights outstanding, so undiluted earnings per share are equal to diluted earnings per share.

Notes to the balance sheet

(11) Cash reserve

€000	2006	2005
Cash in hand	1,136,994	783,473
Balances at central banks	2,926,639	2,124,688
Total	**4,063,633**	**2,908,161**

(12) Loans and advances to banks

€000	2006	2005
Giro and clearing business	1,571,209	912,342
Money market business	5,332,198	3,417,181
Loans to banks	1,240,844	1,423,107
Purchased loans	44,711	32,787
Leasing claims	589	396
Claims evidenced by paper	12,894	8,453
Total	**8,202,445**	**5,794,266**

Loans and advances to banks classified regionally (counterparty's seat) are as follows:

€000	2006	2005
Central Europe (CE)	1,593,810	1,550,438
Southeastern Europe (SEE)	1,751,014	1,180,789
Commonwealth of Independent States (CIS)	680,849	533,154
Austria	2,172,241	1,092,606
Other countries	2,004,531	1,437,279
Total	**8,202,445**	**5,794,266**

Loans and advances break down into the following bank segments:

€000	2006	2005
Central banks	2,525,284	2,294,826
Commercial banks	5,664,804	3,494,326
Multinational development banks (MDB)	12,357	5,114
Total	**8,202,445**	**5,794,266**

(13) Loans and advances to customers

€000	2006	2005
Credit business	17,614,531	12,618,329
Money market business	7,088,688	4,170,552
Mortgage loans	7,382,082	5,971,217
Purchased loans	633,451	223,756
Leasing claims	2,307,257	1,723,787
Claims evidenced by paper	16,740	6,385
Total	**35,042,749**	**24,714,026**

Loans and advances to customers break down into business segments as follows:

€000	2006	2005
Sovereigns	869,982	638,388
Corporate customers - large	18,019,128	14,405,529
Corporate customers – small business	3,657,988	1,426,719
Retail customers - private individuals	10,299,306	6,515,206
Retail customers - small and medium-sized entities	2,113,896	1,637,147
Other	82,449	91,038
Total	**35,042,749**	**24,714,026**

Loans and advances to customers classified regionally (counterparty's seat) are as follows:

€000	2006	2005
Central Europe (CE)	15,101,964	10,830,751
Southeastern Europe (SEE)	8,404,893	6,445,531
Commonwealth of Independent States (CIS)	9,728,478	6,718,310
Austria	9,337	2,773
Other countries	1,798,077	716,661
Total	**35,042,749**	**24,714,026**

(14) Impairment losses on loans and advances

Provisions for impairment losses are formed in accordance with uniform Group standards and cover all recognisable counterparty risks. Provisions for impairment losses are allocated to the following segments:

€000	2006	2005
Sovereigns	192	33
Banks	161	177
Corporate customers - large	385,681	327,629
Corporate customers – small business	90,117	42,544
Retail customers – private individuals	314,626	177,862
Retail customers - small and medium-sized entities	81,279	101,541
Total	**872,056**	**649,786**

Provisions for impairment losses classified regionally are as follows:

€000	2006	2005
Central Europe (CE)	303,791	246,258
Southeastern Europe (SEE)	205,662	150,027
Commonwealth of Independent States (CIS)	362,075	252,812
Other countries	528	689
Total	**872,056**	**649,786**

A table with the development of the impairment losses for loans and advances can be found in the risk report on page 167.

(15) Trading assets

The trading assets consist of the following securities and derivative instruments held for trading:

€000	2006	2005
Bonds, notes and other fixed-interest securities	**2,284,556**	**1,442,440**
Treasury bills and bills of public authorities eligible for refinancing	701,667	213,251
Other securities issued by the public sector	775,308	653,625
Bonds and notes of non-public issuers	807,581	575,564
Shares and other variable-yield securities	**24,693**	**23,863**
Shares and other variable-yield securities	24,693	22,103
Mutual funds	-	1,760
Positive fair values of derivative financial instruments	**313,470**	**181,935**
Interest-based transactions	75,855	44,663
Currency-based transactions	233,372	136,346
Equity-/index-based transactions	4,243	926

€000	2006	2005
Call/time deposits for trading purposes	3,224	2,265
Loans held for trading	55,687	-
Pledged securities ready to be sold/repledged by transferee	2,048	5,834
Total	**2,683,678**	**1,656,337**

(16) Other current financial assets

€000	2006	2005
Bonds, notes and other fixed-interest securities	**954,702**	**1,278,499**
Treasury bills and bills of public authorities eligible for refinancing	383,885	883,625
Other securities issued by the public sector	262,833	41,141
Bonds and notes of non-public issuers	306,507	352,741
Money market instruments	1,477	992
Shares and other variable-yield securities	**35,350**	**27,057**
Shares	3,018	3,175
Mutual funds	32,332	23,882
Pledged securities ready to be sold/repledged by transferee	**5,041**	**17,159**
Total	**995,093**	**1,322,715**

(17) Financial investments

Financial investments comprise securities held-to-maturity and strategic equity participations held on a long-term basis:

€000	2006	2005
Debt securities and other fixed-interest securities	**2,719,133**	**2,724,423**
Treasury bills and bills of public authorities eligible for refinancing	1,405,625	1,504,805
Other securities issued by the public sector	984,074	937,758
Bonds and notes of non-public issuers	329,434	281,860
Equity participations	**68,336**	**82,814**
Interests in affiliated companies	35,205	24,169
Interests valued at-equity	24,707	22,146
Other interests	8,424	36,499
Total	**2,787,469**	**2,807,237**

Equity participations valued at amortized cost for which fair values could not be reliably measured amounted to € 8,424 thousand (2005: € 36,007 thousand).

Raiffeisen International concluded syndicate contracts with the respective shareholders of the following subsidiaries: *Raiffeisenbank a.s.* (Czech Republic), *Tatra banka a.s.* (Slovakia), *Raiffeisen-RBHU Holding GmbH* (Austria), *Raiffeisen Krekova banka d.d.* (Slovenia), *Raiffeisenbank Austria d.d.* (Croatia). Especially, mutual options are regulated in these syndicate contracts.

The syndicate contracts expire if control over the company changes – also in the case of a takeover bid. The following agreement has been made with the European Bank for Reconstruction and Development (EBRD) regarding *Priorbank, OAO* (Belarus): EBRD has the option to sell all shares held in Priorbank, OAO to the company, if control over the company changes.

Financial information on associated companies is shown in the following table:

€000	Total assets	Total revenues	Profit after tax	Shareholders' Equity	Carrying value
Raiffeisen stavebni sporitelna, a.s., Prague (CZ)	1,515,559	30,153	4,903	48,281	9,390
Raiffeisen Banca pentru Locuinte S.A., Bucharest (RO)	73,084	3,956	(3,472)	14,917	9,455
Raiffeisen stambena stedionica d.d., Zagreb (HR)	292,362	12,027	(3,819)	6,415	2,476

Further information regarding associated companies is stated on page 185.

(18) Intangible fixed assets

€000	2006	2005
Goodwill	839,239	527,247
Software	165,580	129,413
Other intangible fixed assets	215,928	223,997
Total	**1,220,747**	**880,657**

The increase in goodwill is mainly due to the acquisition of „*Impexbank*" and *eBanka*. In 2006, goodwill has been adjusted according to IFRS 3 for *VAT Raiffeisen Bank Aval* in the amount of € 40,089 thousand. In the item of other intangible assets, € 5,286 thousand were capitalised for the Impex brand and € 4,191 thousand for the eBanka brand. The decision to merge ZAO Raiffeisenbank Austria with OAO "Impexbank" was made in December 2006 and therefore the Impex brand will cease to exist. It is therefore completely impaired in 2006. Moreover, the acquired customer base was capitalised for Impexbank in the amount of € 12,158 thousand and for eBanka in the amount of € 4,683 thousand.

(19) Tangible fixed assets

€000	2006	2005
Land and buildings used by the Group for own purposes	487,257	294,461
Other land and buildings (investment property)	12,769	4,258
Office furniture and equipment as well as other tangible fixed assets	450,788	370,961
Leased assets (Operating lease)	104,919	69,154
Total	**1,055,733**	**738,835**

The fair value of investment property totalled € 12,769 thousand (2005: € 4,258 thousand).

(20) Development of fixed assets

Intangible and tangible fixed assets developed in the financial year 2006 as follows:

	Cost of acquisition or conversion						
€000	As of 1/1/2006	Change in consolidated group	Exchange differences	Additions	Disposals	Transfers	As of 31/12/2006
Intangible fixed assets	**1,053,517**	**411,586**	**(59,211)**	**80,727**	**(31,093)**	**(9,317)**	**1,446,208**
Goodwill	565,944	358,926	(46,575)	-	-	-	878,294
Software	250,204	25,483	8,052	72,011	(30,723)	6,056	331,082
Other intangible fixed assets	237,369	27,177	(20,688)	8,716	(370)	(15,373)	236,832
Tangible fixed assets	**1,161,061**	**219,418**	**7,374**	**376,650**	**(138,224)**	**9,317**	**1,635,596**
Land and buildings used by the Group for own purposes	375,388	168,841	(5,071)	64,775	(17,539)	13,675	600,069
Other land and buildings	11,771	525	(416)	3,588	(7,443)	17,305	25,330
of which land value of developed land	853	6,696	(48)	8	-	-	7,510
Office furniture and equipment as well as other tangible fixed assets	693,474	45,953	12,897	223,944	(105,618)	(2,024)	868,626
Leased assets (Operating lease)	80,428	4,099	(36)	84,343	(7,624)	(19,639)	141,571
Total	**2,214,578**	**631,004**	**(51,837)**	**457,377**	**(169,317)**	**-**	**3,081,805**

€000	Write-ups, amortisation, depreciation, impairment Cumulative	Write-ups	Depreciation	Book value As of 31/12/2006
Intangible fixed assets	**(225,461)**	**23**	**(49,024)**	**1,220,747**
Goodwill	(39,055)	-	-	839,239
Software	(165,502)	23	(35,326)	165,580
Other intangible fixed assets	(20,904)	–	(13,698)	215,928
Tangible fixed assets	**(579,863)**	**5,022**	**(132,034)**	**1,055,733**
Land and buildings used by the Group for own purposes	(112,812)	49	(17,512)	487,257
Other land and buildings	(12,561)	-	(4,656)	12,769
of which land value of developed land	-	-	-	7,510
Other tangible fixed assets	(417,838)	1,405	(96,656)	450,788
Leased assets (Operating lease)	(36,651)	3,569	(13,211)	104,919
Total	**(805,324)**	**5,045**	**(181,059)**	**2,276,481**

Intangible and tangible fixed assets developed in the financial year 2005 as follows:

€000	Cost of acquisition or conversion As of 1/1/2005	Change in consolidated group	Exchange differences	Additions	Disposals	Transfers	As of 31/12/2005
Intangible fixed assets	**307,157**	**631,588**	**53,690**	**72,394**	**(20,135)**	**8,823**	**1,053,517**
Goodwill	108,399	424,519	33,026	-	-	-	565,944
Software	189,337	10,287	2,316	58,430	(18,989)	8,823	250,204
Other intangible fixed assets	9,421	196,782	18,347	13,965	(1,146)	-	237,369
Tangible fixed assets	**781,297**	**176,739**	**52,972**	**238,481**	**(79,605)**	**(8,823)**	**1,161,061**
Land and buildings used by the Group for own purposes	236,458	105,015	22,688	36,673	(18,898)	(6,548)	375,388
Other land and buildings	11,426	82	613	1,149	(1,489)	(10)	11,771
of which land value of developed land	9	430	31	384	-	-	853
Office furniture and equipment as well as other tangible fixed assets	510,618	54,638	27,566	153,412	(50,482)	(2,278)	693,474
Leased assets (Operating lease)	22,794	17,004	2,105	47,247	(8,736)	13	80,428
Total	**1,088,454**	**808,327**	**106,661**	**310,876**	**(99,740)**	**-**	**2,214,578**

€000	Write-ups, amortisation, depreciation, impairment Cumulative	Write-ups	Depreciation	Book value As of 31/12/2005
Intangible fixed assets	**(172,860)**	**89**	**(41,587)**	**880,657**
Goodwill	(38,697)	-	(2,506)	527,247
Software	(120,790)	51	(35,781)	129,413
Other intangible fixed assets	(13,372)	38	(3,299)	223,997
Tangible fixed assets	**(422,226)**	**64**	**(91,127)**	**738,835**
Land and buildings used by the Group for own purposes	(80,927)	-	(9,565)	294,461
Other land and buildings	(7,513)	-	(2,642)	4,258
of which land value of developed land	-	-	-	853
Office furniture and equipment as well as other tangible fixed assets	(322,513)	64	(72,771)	370,961
Leased assets (Operating lease)	(11,273)	-	(6,149)	69,154
Total	**(595,086)**	**153**	**(132,714)**	**1,619,492**

Additions to intangible and tangible assets did not include major individual investments.

(21) Other assets

€000	2006	2005
Tax assets	95,488	46,564
Current tax assets	22,437	15,142
Deferred tax assets	73,051	31,422
Receivables arising from non-banking activities	47,569	31,732
Prepayments and other deferrals	242,938	165,274
Positive fair values of derivatives in fair value hedges (IAS 39)	5,544	-
Interest-based transactions	1,644	-
Equity-/index-based transactions	3,900	-
Positive fair values of banking book derivatives without hedge accounting	30,219	25,149
Interest-based transactions	5,667	4,112
Currency-based transactions	24,552	21,037
Any other business	265,746	253,696
Total	**687,504**	**522,415**

Insofar as the conditions for hedge accounting according to IAS 39 are fulfilled, derivative financial instruments are measured at their fair values (*dirty prices*) in their function as hedging instruments. The hedged items in connection with fair value hedges are loans and advances to customers. The hedged risks are interest rate risks. The changes in carrying amount of the hedged underlying transactions in IAS 39 *fair value hedges* are included in the respective balance sheet items.

The item also includes the positive fair values of derivative financial instruments that neither are held for trading nor constitute fair value hedging instruments under article 39 of IAS. Assets held for sale according to IFRS 5 amounting to € 560 thousand (2005: € 1,116 thousand) were recognised in other assets.

Deferred taxes break down as follows:

€000	2006	2005
Deferred tax assets	73,051	31,422
Provisions for deferred taxes	34,230	24,584
Net deferred taxes	**38,821**	**6,838**

The net deferred taxes result from the following items:

€000	2006	2005
Loans and advances to customers	43,763	36,632
Impairment losses on loans and advances	31,125	32,408
Tangible and intangible fixed assets	15,392	14,159
Other assets	26,168	39,575
Provisions for liabilities and charges	14,531	12,911
Trading liabilities	20,551	8,315
Other liabilities	18,370	22,750
Tax loss carry-forwards	7,670	15,877
Other balance sheet items	29,120	1,400
Deferred tax assets	**206,690**	**184,026**
Loans and advances to banks	430	10,547
Loans and advances to customers	9,149	6,595
Trading assets	30,244	20,596
Tangible and intangible fixed assets	51,174	28,253
Deposits from customers	11,407	15,060
Provisions for liabilities and charges	14,598	16,041
Other liabilities	30,745	44,771
Other balance sheet items	20,122	35,324
Deferred tax liabilities	**167,869**	**177,188**
Net deferred taxes	**38,821**	**6,838**

Deferred income tax assets are recognised for unused tax loss carry-forwards and amounted to € 7,670 thousand (2005: € 15,877 thousand). The tax loss carry-forwards are mainly without any time limit.

The Group did not recognise deferred income tax assets of € 4,759 thousand (2005: € 7,911 thousand) because from present point of view there is no prospect to realise them within a reasonable period of time.

(22) Deposits from banks

€000	2006	2005
Giro and clearing business	980,684	322,151
Money market business	5,564,998	4,348,433
Long-term loans	7,267,887	5,565,880
Total	**13,813,569**	**10,236,464**

Raiffeisen International refinances itself periodically with international commercial banks and multinational development banks. These credit contracts contain ownership clauses as normally used in business. These clauses give permission to an exceptional termination if Raiffeisen Zentralbank Österreich AG looses the majority shareholding in Raiffeisen International. This would lead to increased refinancing cost for Raiffeisen International in the future.

Deposits from banks classified regionally (counterparty's seat) break down as follows:

€000	2006	2005
Central Europe (CE)	1,427,102	1,219,051
Southeastern Europe (SEE)	501,216	488,815
Commonwealth of Independent States (CIS)	556,031	296,133
Austria	7,321,463	5,150,483
Other countries	4,007,757	3,081,982
Total	**13,813,569**	**10,236,464**

The deposits break down into the following bank segments:

€000	2006	2005
Central banks	105,962	99,249
Commercial banks	13,213,524	9,633,659
Multinational development banks (MDB)	494,083	503,556
Total	**13,813,569**	**10,236,464**

(23) Deposits from customers

€000	2006	2005
Sight deposits	14,518,823	10,694,718
Time deposits	17,309,420	12,752,729
Savings deposits	1,328,106	1,442,101
Total	**33,156,349**	**24,889,548**

Deposits break down into the following segments:

€000	2006	2005
Sovereigns	1,053,330	719,444
Corporate customers - large	11,711,737	8,791,650
Corporate customers – small business	2,014,338	1,148,996
Retail customers - private individuals	15,483,719	11,929,438
Retail customers – small and medium-sized entities	2,396,091	1,911,184
Others	497,134	388,836
Total	**33,156,349**	**24,889,548**

Deposits from customers classified regionally (counterparty's seat) are as follows:

€000	2006	2005
Central Europe (CE)	14,197,545	10,611,077
Southeastern Europe (SEE)	10,300,625	8,110,462
Commonwealth of Independent States (CIS)	7,344,326	5,078,773
Austria	159,727	175,515
Other countries	1,154,126	913,720
Total	**33,156,349**	**24,889,548**

(24) Liabilities evidenced by paper

€000	2006	2005
Bonds and notes issued	843,106	391,413
Money market instruments issued	60,911	4,061
Other liabilities evidenced by paper	517,689	363,598
Total	**1,421,706**	**759,072**

(25) Provisions for liabilities and charges

€000	As of 1/1/2006	Change in consolidated group	Allocation	Release	Usage	Transfers, Exchange differences	As of 31/12/2006
Severance payments	673	-	894	(5)	(14)	11	1,559
Retirement benefits	878	-	3,487	(15)	(16)	82	4,416
Taxes	47,333	(8,068)	95,705	(24,558)	(49,291)	(532)	60,589
Current taxes	22,749	(1,236)	64,886	(19,702)	(40,191)	(147)	26,359
Deferred taxes	24,584	(6,832)	30,819	(4,856)	(9,100)	(385)	34,230
Contingent liabilities and commitments	29,497	66	39,940	(19,765)	(1,219)	1,526	50,045
Restructuring	-	2,381	671	-	-	(16)	3,036
Pending legal issues	23,090	(1,112)	14,433	(4,198)	(716)	2,070	33,567
Overdue vacation	10,008	2,460	13,532	(5,280)	-	(21)	20,699
Others	19,989	11,719	21,422	(6,725)	(2,542)	(128)	43,735
Total	**131,468**	**7,446**	**190,084**	**(60,546)**	**(53,798)**	**2,992**	**217,646**

Due to minor importance, details to provisions for severance payments and retirement benefits are not reported.

(26) Trading liabilities

€000	2006	2005
Negative fair values of derivative financial instruments	363,762	170,214
Interest-based transactions	84,819	72,972
Currency-based transactions	274,321	96,184
Equity-/index-based transactions	4,622	1,058
Short selling of trading assets	-	5,524
Call/time deposits for trading purposes	122,456	88,401
Total	**486,218**	**264,139**

(27) Other liabilities

€000	2006	2005
Liabilities from non-banking activities	79,313	84,323
Accruals and deferred items	133,419	108,249
Negative fair values of derivatives in fair value hedges (IAS 39)	827	244
Interest-based transactions	13	244
Currency-based transactions	814	-
Negative fair values of bankbook derivatives without hedge accounting	19,571	16,845
Interest-based transactions	6,231	7,217
Currency-based transactions	13,277	9,613
Equity-/index-based transactions	63	15
Any other business	532,634	347,402
Total	**765,764**	**557,063**

Insofar as they satisfy the requirements for hedge accounting under article 39 of IAS, derivative financial instruments are measured at their fair values *(dirty prices)* in their function as hedging instruments. The underlying transaction in connection with *fair value hedges* are loans and advances to customers. Risks arising from changes in interest rates are hedged.

(28) Subordinated capital

€000	2006	2005
Subordinated liabilities	821,394	529,411
Supplementary capital	594,766	51,335
Total	**1,416,160**	**580,746**

Of total subordinated capital, *Raiffeisen Zentralbank Österreich AG* and other subsidiaries of RZB provided € 1,251,160 thousand (2005: € 431,502 thousand). The following table contains borrowings which exceed 10 per cent of the subordinated capital.

€000	Amount	Currency	Interest rate	Due
Raiffeisen Zentralbank Österreich AG: Subordinated loan agreement with ZAO Raiffeisenbank Austria, Moscow	82,600	USD	LIBOR + 1.5 per cent	30/6/2013
Non-cumulative subordinated perpetual callable step-up	500,000	EUR	EURIBOR + 1.1 per cent	Preference share
Raiffeisen Zentralbank Österreich AG: Debt capital hybrid instrument with Raiffeisenbank (Bulgaria) EAD, Sofia	91,000	EUR	EURIBOR +1.5 – 1.9 per cent	Permanent issue

In 2006, expenses on subordinated liabilities totalled € 52,046 thousand (2005: € 22,757 thousand).

(29) Equity and minorities

€000	2006	2005
Consolidated equity	2,803,601	2,418,885
Subscribed capital	433,719	434,228
Capital reserves	1,389,795	1,395,626
Retained earnings	980,087	589,031
Consolidated profit	1,182,126	382,334
Minority interests	603,856	475,144
Total	**4,589,583**	**3,276,363**

The subscribed capital of Raiffeisen International Bank-Holding AG amounted to € 434,517 thousand as at 31 December 2006. It is divided into 142,770 thousand no-par (bearer) shares. After deduction of own shares totalling 262,260 the stated subscribed capital is € 433,719 thousand.

The Managing Board intends to propose at the annual general meeting that a dividend of € 0.71 per ordinary share be distributed from Raiffeisen International Bank-Holding AG's profit for the financial year 2006, which represents a maximum distribution of € 101,181 thousand, and that the remaining amount be carried forward.

The statement of changes in equity and other disclosures are shown on page 107.

The share of Raiffeisen International Bank-Holding AG has a theoretical value of € 3,045. The number of shares outstanding developed as follows:

Number of shares	2006	2005
Number of shares issued as of 1/1	142,770,000	125,000,000
New shares issued	-	17,770,000
Number of shares issued as of 31/12	**142,770,000**	**142,770,000**
Own shares as of 1/1	(95,260)	-
Purchase of own shares	(202,137)	(95,260)
Sale of own shares	35,137	-
Less own shares as of 31/12	**(262,260)**	**95,260**
Number of shares outstanding as of 31/12	**142,507,740**	**142,674,740**

The number of authorised shares but not yet issued totalled 71,385,000 no-par shares.

Share-based remuneration

As of 31 December 2006, the contingent allotment under this program came to 199,833 no-par shares (124,338 shares are due to the allotment of 2005 and 75,495 shares to 2006). The originally announced share allotment has changed as a result of various management changes in the Group segments.

Share incentive program (SIP) 2006 *Group of persons*	***Number of contingently allotted shares as of 31/12/2006***	***Minimum allotment of shares***	***Maximum allotment of shares***
Members of the Managing Board of Raiffeisen International Bank-Holding AG	*19,299*	*4,825*	*28,949*
Members of the managing boards of bank subsidiaries affiliated with Raiffeisen International Bank-Holding AG	*43,797*	*10,949*	*65,696*
Executives of Raiffeisen International Bank-Holding AG and other affiliated companies	*12,399*	*3,100*	*18,599*

Share incentive program (SIP) 2005 *Group of persons*	***Number of contingently allotted shares as of 31/12/2005***	***Minimum allotment of shares***	***Maximum allotment of shares***
Members of the Managing Board of Raiffeisen International Bank-Holding AG	*31,416*	*7,854*	*47,124*
Members of the managing boards of bank subsidiaries affiliated with Raiffeisen International Bank-Holding AG	*75,101*	*18,775*	*112,652*
Executives of Raiffeisen International Bank-Holding AG and other affiliated companies	*17,821*	*4,455*	*26,732*

The shares required for the SIP have been raised through share buybacks. In 2006, Raiffeisen International bought back 167,000 no-par shares at a weighted average value of € 58.53. The fair value of this allotment program came to € 2,811 thousand in 2006 (2005: € 1,119 thousand) and was shown under staff expenses. A buy option has been made to secure more own shares needed for further SIPs. Option premiums paid for this were immediately netted against retained earnings.

Additional IFRS information

(30) Breakdown of remaining terms to maturity

Financial year 2006 €000	Due at call or without maturity	Up to 3 months	More than 3 months, up to 1 year	More than 1 year, up to 5 years	More than 5 years
Cash reserve	4,063,633	-	-	-	-
Loans and advances to banks	2,180,524	5,496,817	337,658	135,564	51,882
Loans and advances to customers	3,043,373	5,251,089	7,722,049	12,801,298	6,224,940
Trading assets	48,354	485,735	448,435	1,167,081	534,073
Other current financial assets	35,323	72,515	262,576	407,938	216,741
Financial investments	68,335	643,534	681,731	1,350,061	43,808
Other assets	238,668	290,977	92,990	60,211	4,658
Deposits from banks	1,391,468	2,932,150	2,426,945	6,553,261	509,745
Deposits from customers	15,264,858	11,796,518	4,488,626	1,462,714	143,633
Liabilities evidenced by paper	-	350,298	281,895	731,173	58,340
Trading liabilities	126,668	110,098	191,163	45,173	13,116
Subordinated capital	503,090	8,961	17,203	220,832	666,074
Other liabilities	335,063	336,823	62,145	27,948	3,787

Financial year 2005 €000	Due at call or without maturity	Up to 3 months	More than 3 months, up to 1 year	More than 1 year, up to 5 years	More than 5 years
Cash reserve	2,908,161	-	-	-	-
Loans and advances to banks	1,071,561	4,385,889	181,406	141,923	13,487
Loans and advances to customers	1,748,526	3,585,570	6,179,229	9,279,647	3,921,054
Trading assets	37,949	185,652	121,192	829,682	481,862
Other current financial assets	26,830	653,286	209,260	396,970	36,368
Financial investments	82,814	535,560	712,095	1,413,798	62,970
Other assets	186,356	238,349	60,370	34,447	2,893
Deposits from banks	139,844	2,804,865	1,717,444	4,785,148	789,163
Deposits from customers	11,654,028	9,165,614	3,059,179	909,147	101,580
Liabilities evidenced by paper	-	217,380	150,368	338,106	53,217
Trading liabilities	18,216	79,094	80,577	64,780	21,472
Subordinated capital	-	7,097	2,816	68,047	502,786
Other liabilities	253,237	249,865	20,205	30,461	3,295

(31) Related parties

Companies can carry out business with related parties that may affect the entity's asset, financial and earnings position. The following related companies have been identified mainly as related parties:

Parent companies are *Raiffeisen-Landesbanken-Holding GmbH* and *Raiffeisen Zentralbank Österreich Aktiengesellschaft.* Companies with a significant influence are mainly *Raiffeisen-Holding Niederösterreich-Wien registrierte Genossenschaft mit beschränkter Haftung* and *Raiffeisenlandesbank Niederösterreich - Wien AG.*

Disclosures on Raiffeisen International's relations to key management are reported under item 47.

In the financial year 2006, the following transactions with related parties are shown:

€000	Parent companies	Companies with significant influence	Affiliated companies	Companies valued at-equity	Other interests
Loans and advances to banks	1,973,823	4,013	13,040	18	776
Loans and advances to customers	-	-	145,272	70	393
Trading assets	15,506	-	810	-	11,108
Other current financial assets	-	-	-	4,738	-
Equity participations	-	-	35,205	24,707	8,424
Other assets	24,104	-	1,742	1	682
Deposits from banks	6,515,088	75,971	337,294	16,363	15,421
Deposits from customers	43	-	112,026	1,258	3,860
Liabilities evidenced by paper	13,599	-	-	-	-
Provisions for liabilities and charges	78	-	643	-	-
Trading liabilities	11,572	-	-	749	4
Other liabilities	26,983	-	31,159	32	95
Subordinated capital	748,071	-	503,090	-	-
Guarantees given	226,679	34	-	11	8

In the financial year 2005, the following transactions with related parties are shown:

€000	Parent companies	Companies with significant influence	Affiliated companies	Companies valued at-equity	Other interests
Loans and advances to banks	783,675	29,965	101,202	72	54,350
Loans and advances to customers	-	-	169,082	29	3,270
Trading assets	13,541	-	41	610	54
Other current financial assets	4,434	-	4,261	-	-
Equity participations	-	-	24,169	22,146	36,499
Other assets	18,495	-	3,112	3,453	727
Deposits from banks	4,640,807	396	146,200	31,070	33,223
Deposits from customers	-	-	46,669	817	2,951
Provisions for liabilities and charges	282	-	1,784	-	-
Trading liabilities	15,757	-	1,370	-	710
Other liabilities	6,456	-	849	3,482	1,431
Subordinated capital	431,502	-	-	-	-
Guarantees given	254,432	-	72,787	3,375	-

(32) Foreign currency volumes

The consolidated financial statements consist of the following volumes of assets and liabilities denominated in foreign currencies:

€000	2006	2005
Assets	40,788,333	29,046,497
Liabilities	36,922,260	26,902,765

(33) Foreign assets/liabilities

Assets and liabilities with counterparties outside Austria are as follows:

€000	2006	2005
Assets	51,157,247	37,902,546
Liabilities	43,059,740	31,739,324

(34) Securitisation

Securitization is the packaging of designated portfolios of loans or leasing claims with an appropriate level of credit enhancement and the redistribution of these portfolios to investors. The objective of Raiffeisen International's securitisation is to ease the strain on the Group's regulatory own funds. The following transactions are executed in 2006:

€000	Date of contract	Maturity	Volume	Secured party
True sale transaction ROOF Poland 2006	12/1/2006	about 8 years	167,000	Raiffeisen Leasing Polska S.A., Warsaw (PL)
Synthetic securitisation ROOF CEE 2006-1	21/3/2006	about 10 years	450,000	Raiffeisenbank Polska S.A., Warsaw (PL) Raiffeisenbank a.s., Prague (CZ)

In both transactions, own funds requirements for the junior tranche (first loss piece) were taken by group companies.

(35) Contingent liabilities and commitments

€000	2006	2005
Contingent liabilities	**3,675,573**	**2,934,629**
Acceptances and endorsements	4,442	5,003
Credit guarantees	1,103,507	1,104,848
Other guarantees	1,708,743	1,193,451
Letters of credit (documentary business)	653,441	607,619
Other contingent liabilities	205,440	23,708
Commitments	**9,360,834**	**6,800,736**
Irrevocable credit lines and stand-by facilities	7,561,316	5,094,374
Up to 1 year	3,865,923	2,551,029
More than 1 year	3,695,394	2,543,345
Other commitments	1,799,518	1,706,362

(36) Genuine repurchase agreements

The following repurchase and redelivery commitments are shown as of the balance sheet date:

€000	2006	2005
Genuine repurchase agreements as borrower		
Deposits from banks	308,024	158,468
Deposits from customers	140,511	52,129
Total	**448,535**	**210,597**

€000	2006	2005
Genuine repurchase agreements as lender (reverse-repurchase-agreement)		
Loans and advances to banks	*943,862*	*1,189,381*
Loans and advances to customers	*256,667*	*114,441*
Total	***1,200,529***	***1,303,822***

Securities sold in a genuine sale and repurchase agreement amounted to € 460,977 thousand (2005: € 216,090 thousand). Securities purchased in a genuine sale and repurchase agreement totalled € 1,345,289 thousand (2005: € 1,311,178 thousand). There were no sold or repledged securities-collaterals in the financial year (2005: € 5,524 thousand).

(37) Assets pledged as collateral

The following liabilities are secured by assets shown in the balance sheet:

€000	2006	2005
Deposits from banks	*167,582*	*209,518*
Deposits from customers	*49,592*	*356*
Liabilities evidenced by paper	*121,379*	*94,450*
Other liabilities	*80,624*	*96,160*
Contingent liabilities and commitments	*4,252*	*23,817*
Total	***423,429***	***424,301***

The following balance sheet assets are provided as collateral for the above mentioned obligations:

€000	2006	2005
Loans and advances to banks	*58,191*	*207,868*
Loans and advances to customers	*4,656*	*2,405*
Trading assets	*130,730*	*87,186*
Other current financial assets	*129,984*	*40,712*
Financial investments	*155,389*	*100,344*
Total	***478,950***	***438,515***

(38) Fiduciary business

Fiduciary business not recognised in the balance sheet was concluded with the following volumes:

€000	2006	2005
Loans and advances to banks	6,285	4,888
Loans and advances to customers	11,533	12,001
Financial investments	6,703	7,371
Other fiduciary assets	1,632	1,507
Fiduciary assets	**26,153**	**25,767**
Deposits from banks	10,328	10,597
Deposits from customers	9,274	7,799
Other fiduciary liabilities	6,551	7,371
Fiduciary liabilities	**26,153**	**25,767**

Moreover, Raiffeisen International managed funds of € 800,883 thousand (2005: € 542,000 thousand) as of the balance sheet date.

Fees income from fiduciary business amounted to € 5,622 thousand (2005: € 2,878 thousand). Fees expenses totalled € 818 thousand (2005: € 401 thousand).

(39) Finance leases

€000	2006	2005
Gross investment value	**2,651,603**	**2,047,111**
Up to 3 months	265,438	281,741
More than 3 months, up to 1 year	639,978	567,779
More than 1 year, up to 5 years	1,486,407	1,091,489
More than 5 years	259,780	106,102
Unearned finance income	**347,308**	**274,952**
Up to 3 months	37,484	34,074
More than 3 months, up to 1 year	89,909	78,283
More than 1 year, up to 5 years	169,076	141,711
More than 5 years	50,839	20,884
Net investment value	**2,304,295**	**1,772,159**

Write-offs on unrecoverable minimum lease payments outstanding totalled € 13,502 thousand (2005: € 15,547 thousand).

Assets under finance leases break down as follows:

€000	2006	2005
Vehicles leasing	*1,573,880*	*1,239,344*
Real estate leasing	*306,807*	*214,457*
Equipment leasing	*423,608*	*318,358*
Total	***2,304,295***	***1,772,159***

(40) Operating leases

Operating leases from view of Raiffeisen International as lessor:

Future minimum lease payments under non-cancellable operating leases are as follows:

€000	2006	2005
Up to 1 year	*24,028*	*13,185*
More than 1 year, up to 5 years	*69,884*	*25,698*
More than 5 years	*6,459*	*633*
Total	***100,371***	***39,516***

Operating leases from view of Raiffeisen International as lessee:

Future minimum lease payments under non-cancellable operating leases are as follows:

€000	2006	2005
Up to 1 year	*50,939*	*33,582*
More than 1 year, up to 5 years	*201,355*	*117,563*
More than 5 years	*143,413*	*90,077*
Total	***395,707***	***241,222***

Notes on financial instruments

(41) Risks arising from financial instruments (Risk Report)

A bank's ability to capture and measure risks on an extensive scale, to monitor them in real time, and to manage them is increasingly becoming a decisive competitive factor. To ensure the long-term success of the Group and to allow its selective growth, Raiffeisen International's risk management and risk controlling activities are directed at ensuring the careful handling and professional management of credit and country risks, market and liquidity risks and operational risks.
As a subsidiary and key sub-group of RZB, Raiffeisen International is integrated into RZB's risk management system.

Overall risk management and risk management structure

Under the Austrian Banking Act (BWG), RZB as parent company is obliged to install a risk management system appropriate to the scope, type, and complexity of the business in question that, in addition to meeting statutory requirements, also meets internal needs for risk control, risk management, and risk limiting.

To guarantee coherent and consistent risk management and conformity with all legal and regulatory standards within Raiffeisen International Group, the Managing Board of Raiffeisen International Bank-Holding AG decides risk management guidelines within the framework laid down by the RZB Group. The Managing Board of Raiffeisen International Bank-Holding AG approves general risk control and risk management principles, limits for the risks in question and the procedures to be used to capture and manage risk. In addition, it initiates measures to optimize the loan portfolio and to relieve strain on the Group's available equity, defines lending policy and loan portfolio management standards and lays down procedures for measuring credit risk.

Risk policy is an integral part of Group controlling. In other words, profit and risk management in all business segments are systematically linked. Risk policy encompasses plans for the development of the bank's business as a whole, among other things according to industry focus, geographical distribution, and segmental subdivision as well as according to exposure size class. In particular, the Managing Board and Supervisory Board lay down limits for all pertinent risks, and they limit cluster risks by setting limits for major exposures.

Raiffeisen International measures all risks on a Group-wide basis applying a value-at-risk (VaR) approach.

Risk-bearing capacity and managing risk within the Group

Once each quarter, the available covering assets and funds (earnings, reserves, and equity) are compared with aggregated risks on a value-at-risk basis in a multistage process. The Group's risk-bearing capacity thereby sets a ceiling on its aggregated overall banking risk. In addition to actual measured risk, existing risk limits are also taken into account.

Economic capital

When estimating unexpected losses on an annual basis (so-called economic capital), the Group employs a confidence level of 99.95 per cent. That figure is based on the probability of default implied by the Group's target rating.

Individual risk types in relation to Raiffeisen International's economic capital as of 31 December 2006


Credit risk Corporate 56%
Credit risk Retail 11%
Credit risk Financial Institutions 7%
Market risk 7%
Operational Risk 19%

The purpose of calculating economic capital is to ascertain the amount of capital required for the Group's continued existence on a going-concern basis even when extreme loss scenarios are applied (economic capital adequacy). Based on that level of risk, a risk-adjusted performance measurement (RAPM) can then be carried out. That in turn is used as a parameter in overall Group management and for the purposes of the associated capital allocations. Economic capital is currently calculated by risk category and Group unit. Further extension of this management instrument is in progress.

Risk-bearing capacity

Parallel to that procedure, risk (VaR) is also calculated on the basis of a confidence level of 99 per cent. The resulting figure is likewise weighed against a corresponding estimate of risk-bearing capacity and is used for purposes of corporate governance.

Credit risk

Credit risk within Raiffeisen International consists mainly of the default risks that arise from business with retail and corporate customers, other banks, and sovereign borrowers. Default risk is the risk that a customer will not be able to fulfill contractually agreed financial obligations. However, one also distinguishes between migration risks (caused by deteriorations in customers' ratings), settlement risks, and country risks.

Credit risk management is handled by risk management departments on behalf of the Managing Board of Raiffeisen International Bank-Holding AG. The risk managers regularly report to the Managing Board and RZB concerning the risk arising from respective loan portfolios.

Credit risks are monitored and analyzed both on an individual loan and customer-by-customer basis and on a portfolio basis. Credit risk management and lending decisions are based on the credit risk policy approved by the Managing Board of Raiffeisen International Bank-Holding AG. Besides new lending, the areas to which lending decisions pertain also include overdrafts, increases in credit lines, renewals and risk-relevant changes in circumstances compared with the time an original lending decision was made (e.g. with respect to collateral or purpose) as well as the setting of limits for particular borrowers (e.g. issuer limits).

Exposure to corporate customers by internal rating and region


8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
0.5
1
1.5
2
2.5
3
3.5
4
4.5
5
NR
Central Europe
South Eastern Europe
CIS

Exposure to banks by internal rating and region


4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
A1
A2
A3
B1
B2
B3
B4
B5
C
D
NR
Central Europe
South Eastern Europe
CIS

Local lending decisions are delegated to Group units to an extent decided by the Managing Board of Raiffeisen International or the Supervisory Board of the Group unit in question. Two votes of approval from front office and back office are always required for a loan to be granted and to ratify the regular re-evaluation of the counterparty risk. In the event that the individual authorized parties vote differently, the structure of authorities within the Group provides for escalation to the next decision-making level.

The internal system for controlling credit risks encompasses every form of monitoring measure that is directly or indirectly integrated into the processes that require monitoring. Against the background of the new capital adequacy framework for banks (Basel II), seamless management, monitoring, and control of credit risks at Raiffeisen International are thus assured.

Raiffeisen International employs risk-classification procedures for assessing counterparty risk (rating procedures, scoring models) when assessing creditworthiness, so as to provide an independent assessment of credit risk (as required inter alia by Basel II) and in future to calculate regulatory own funds using an internal ratings based approach (IRB). Throughout the Group, the internal rating models for corporate customers, financial institutions, and sovereigns each rank creditworthiness in ten classes.

The following table provides a breakdown of the credit exposure to *corporate customers* according to IRB in thousands of euros:

	Internal Rating	*2006*	*Proportion*	*2005*	*Proportion*
0.5	*Minimal risk*	*281*	*0.0%*	*5,704*	*0.0%*
1.0	*Excellent credit standing*	*790,318*	*2.4%*	*537,811*	*2.2%*
1.5	*Very good credit standing*	*2,087,678*	*6.3%*	*1,740,630*	*7.0%*
2.0	*Good credit standing*	*3,750,897*	*11.4%*	*2,871,171*	*11.6%*
2.5	*Sound credit standing*	*4,658,838*	*14.1%*	*3,423,941*	*13.8%*
3.0	*Acceptable credit standing*	*6,712,991*	*20.4%*	*4,718,270*	*19.1%*
3.5	*Marginal credit standing*	*7,161,080*	*21.7%*	*4,382,337*	*17.7%*
4.0	*Weak credit standing/sub-standard*	*5,130,617*	*15.6%*	*4,872,191*	*19.7%*
4.5	*Very weak credit standing/doubtful*	*986,997*	*3.0%*	*1,278,506*	*5.2%*
5.0	*Default*	*353,491*	*1.1%*	*327,197*	*1.3%*
NR	*Not rated*	*1,333,110*	*4.0%*	*588,604*	*2.4%*
	Total	***32,966,300***	***100.0%***	***24,746,361***	***100.0%***

If one considers the portfolio weighting according to rating categories, one finds a slight shift compared with 2005 in favour of the middle of the rating category range. However, the economic rating in this table presents a purely borrower-specific view and does not take into account transaction-specific provisions of security.

The retail customers segment is divided into private individuals and small and medium-sized enterprises (SMEs). The table below shows the exposure of this segment by regions in thousands of euros:

2006	Total	Proportion	CE	SEE	CIS
Retail - private individuals	*11,142,196*	*82.3%*	*4,132,868*	*3,978,032*	*3,031,296*
Retail - SME	*2,403,450*	*17.7%*	*1,123,625*	*751,997*	*527,828*
Total	**13,545,647**	**100.0%**	**5,256,493**	**4,730,029**	**3,559,125**

2005	Total	Proportion	CE	SEE	CIS
Retail - private individuals	*6,515,206*	*79.9%*	*2,706,831*	*2,986,510*	*1,660,367*
Retail - SME	*1,637,147*	*20.1%*	*549,627*	*670,070*	*417,467*
Total	**8,152,352**	**100.0%**	**3,256,458**	**3,656,580**	**2,077,834**

The following table provides a breakdown according to IRB of the credit exposure to *financial institutions* (excluding central banks) in thousands of euros:

	Internal Rating	2006	Portion	2005	Portion
A1	Minimal risk	31,599	0.4%	257,572	5.7%
A2	Excellent credit standing	1,348,514	17.7%	635,948	14.1%
A3	Very good credit standing	3,769,991	49.4%	1,770,458	39.1%
B1	Good credit standing	605,139	7.9%	481,607	10.6%
B2	Average credit standing	421,430	5.5%	265,647	5.9%
B3	Mediocre credit standing	167,849	2.2%	81,429	1.8%
B4	Weak credit standing	642,631	8.4%	179,396	4.0%
B5	Very weak credit standing	156,489	2.1%	237,026	5.2%
C	Doubtful/high default risk	15,328	0.2%	48,343	1.1%
D	Default	-	-	7	0.0%
NI	Not identifiable	1,129	0.0%	2,224	0.0%
NR	Not rated	464,418	6.1%	564,786	12.5%
Total		**7,624,517**	**100.0%**	**4,524,444**	**100.0%**

The following table provides a breakdown according to IRB of the credit exposure to *sovereigns* (including central banks) in thousands of euros:

	Internal Rating	2006	Proportion	2005	Proportion
A1	Minimal risk	891,347	8.3%	881,248	10.5%
A2	Excellent credit standing	364,366	3.4%	375,740	4.5%
A3	Very good credit standing	2,236,116	20.7%	2,282,753	27.3%
B1	Good credit standing	352,463	3.3%	112,829	1.3%
B2	Average credit standing	4,249,708	39.4%	2,747,510	32.9%
B3	Mediocre credit standing	37,732	0.3%	35,498	0.4%
B4	Weak credit standing	639,636	5.9%	54,035	0.6%
B5	Very weak credit standing	1,367,790	12.7%	1,639,413	19.6%
C	Doubtful/high default risk	843	0.0%	6,183	0.1%
D	Default	38,898	0.4%	361	0.0%
NI	Not identifiable	234,224	2.2%	184,918	2.2%
NR	Not rated	375,563	3.5%	42,310	0.5%
Total		**10,788,686**	**100.0%**	**8,362,799**	**100.0%**

Impairments and provisions

In the implementation of Basel II, all definitions of default have been adapted to the IRB approach and then been applied throughout Raiffeisen International-Bank Holding AG. According to Raiffeisen International, a default exists if a customer is overdue with respect to a material account receivable of the bank for at least 90 days, if the customer is the subject of insolvency or similar proceedings, if a value adjustment or direct write-down has been carried out to a customer account receivable, or if Credit Risk Management has judged an account receivable from the customer to be not wholly recoverable.

The loan portfolio and borrowers are constantly monitored. Corporate customers, financial institutions, and sovereigns undergo review at least once a year with a particular focus on detecting any early-warning signs. Troubled loans are normally handled by specially trained and experienced staff. Those staff members play a decisive part in charting, analyzing, and allocating any impairment losses on loans and advances (write-downs, value adjustments, or provisioning). By becoming involved at an early stage, they reduce the losses caused by troubled loans. Cases in which restructuring or settlements take place are analyzed to ascertain their causes. Lending processes are then adapted as necessary on the basis of such an analysis.

The following table provides an exposure breakdown by asset classes from the balance sheet items *loans and advances to banks* and *loans and advances to customers* (thus excluding off-balance sheet items) as well as the relevant shares of non-performing loans (excluding ceded collateral) and impairment loss provisions by region without Austria and in total:

€000	CE	SEE	CIS	Total 2006
Corporate customers	**10,255,372**	**5,052,469**	**6,451,725**	**21,759,565**
Non-performing	216,638	100,183	96,995	413,816
Impairment losses on loans	179,962	108,304	187,531	475,797
Retail customers	**4,683,906**	**4,320,801**	**3,408,495**	**12,413,202**
Non-performing	152,138	78,125	90,762	321,025
Impairment losses on loans	123,659	97,976	174,271	395,905
Individual loan loss provisions	58,343	58,973	93,637	210,953
Portfolio-based provisions	65,316	39,002	80,634	184,953
Financial institutions	**2,799,993**	**3,228,436**	**1,467,593**	**7,496,022**
Non-performing	1,642	161	-	1,803
Impairment losses on loans	-	161	-	161
Sovereigns	**481,816**	**387,931**	**236**	**869,982**
Non performing	534	-	-	534
Impairment losses on loans	170	22	-	192

€000	CE	SEE	CIS	Total 2005
Corporate customers	**8,289,839**	**3,233,139**	**4,400,309**	**15,923,286**
Non-performing	149,419	95,388	51,574	296,382
Impairment losses on loans	159,609	83,543	127,028	370,180
Retail customers	**2,598,295**	**3,459,581**	**2,094,477**	**8,152,352**
Non-performing	72,438	20,215	31,316	123,968
Impairment losses on loans	86,649	66,307	125,750	278,706
Individual loan loss provisions	55,274	24,831	88,172	168,277
Portfolio-based provisions	31,375	41,476	37,578	110,429
Financial institutions	**2,114,909**	**2,032,517**	**761,964**	**4,909,389**
Non-performing	-	-	-	
Impairment losses on loans	-	177	-	177
Sovereigns	**291,561**	**342,531**	**4,296**	**638,388**
Non performing	1,447	-	-	1,447
Impairment losses on loans	-	-	33	33

Impairment losses on loans and advances

Provisioning for impairment losses is formed by applying uniform Group-wide standards and covers all recognizable credit risks. The following breakdown of impairment losses on loans and advances shows their development during the financial year and that of the underlying balance sheet items:

€000	As of 1/1/2006	Change in consolida-ted group	Allo-cation*	Release	Usage	Transfers, exchange differences	As of 31/12/2006
Individual loan loss provisions	**511,497**	**10,651**	**413,239**	**(223,838)**	**(84,366)**	**(9,023)**	**618,160**
Loans and advances to banks	178	-	2,040	(33)	(2,037)	13	161
Loans and advances to customers	481,822	10,585	378,066	(205,007)	(81,110)	(10,307)	574,049
CE	208,089	4,216	149,221	(98,748)	(42,203)	5,268	225,842
SEE	105,378	7	93,864	(25,761)	(20,308)	(1,220)	151,960
CIS	166,416	6,363	131,923	(78,583)	(17,343)	(14,613)	194,163
Other	1,940	-	3,057	(1,915)	(1,256)	259	2,084
Off-balance-sheet obligations	29,497	66	33,133	(18,798)	(1,219)	1,271	43,950
Portfolio-based provisions	**167,786**	**21,282**	**174,810**	**(55,320)**	**-**	**(4,617)**	**303,942**
Loans and advances to customers	167,786	21,282	168,003	(54,353)	-	(4,872)	297,846
Off-balance-sheet obligations	-	-	6,807	(967)	-	255	6,095
Total	**679,283**	**31,934**	**588,049**	**(279,158)**	**(84,366)**	**(13,640)**	**922,102**

* Allocations including direct write-downs and income on written-down claims.

Country risk

Country risks include transfer and convertibility risks and political risk. The measurement of risks associated with sovereign institutions is based on a ten-class rating model that captures both macroeconomic factors and qualitative indicators. Each country limit takes into account transfer risks arising from transactions net of any third-country collateral. Country risk is of secondary importance to Raiffeisen International because the network banks mainly do business within their own countries.

Credit portfolio

Loans and advances to banks and customers as well as off-balance sheet transactions break down by regions as follows:

€000	2006	Proportion	2005	Proportion
Russia	8,527,755	13.1%	4,581,569	9.8%
Hungary	7,523,661	11.6%	6,265,102	13.4%
Slovakia	7,300,448	11.2%	5,616,528	12.0%
Croatia	5,196,690	8.0%	3,969,916	8.5%
Poland	5,059,467	7.8%	4,101,430	8.8%
Romania	4,917,395	7.6%	3,243,630	6.9%
Ukraine	4,665,235	7.2%	4,367,138	9.3%
Czech Republic	4,168,851	6.4%	2,470,581	5.3%
European Union*	4,017,961	6.2%	2,902,453	6.2%
Serbia	2,933,597	4.5%	2,049,482	4.4%
Other	10,640,258	16.4%	7,193,534	15.4%
Total	**64,951,318**	**100.0%**	**46,761,362**	**100.0%**

* EU-25 excluding separately stated member states.

Sector structure

The following table shows loans outstanding and off-balance sheet transactions (excluding those with banks and central banks) of Raiffeisen International by business sectors:

€000	2006	Proportion	2005	Proportion
Private households	11,867,662	22.8%	7,460,472	20.2%
Manufacturing	10,537,473	20.2%	8,090,057	22.0%
Retail and wholesale trade	9,083,893	17.4%	6,995,255	19.0%
Public administration and social insurance institutions	5,353,191	10.3%	3,776,458	10.2%
Real estate	4,760,372	9.1%	2,762,393	7.5%
Banking and insurance	2,448,029	4.7%	1,845,412	5.0%
Construction	2,566,877	4.9%	1,631,211	4.4%
Other	5,545,263	10.6%	4,293,690	11.7%
Total	**52,162,760**	**100.0%**	**36,854,948**	**100.0%**

Market risk

Raiffeisen International defines market risk as the risk of possible losses arising from market changes due to fluctuating or changing interest rates, foreign exchange rates, share prices, and prices in general (directly observable, as in indices and commodities, or indirectly observable, as in volatilities and correlations). This risk category encompasses both trading book and banking book positions. These risk-exposed positions are the result either of business done for customers or of the deliberate assumption of positions.

Market risk at Raiffeisen International is monitored and managed by RZB within the scope of a service level agreement (SLA). The rules and procedures for the management of market risks are defined by RZB on a Group-wide basis and endorsed by the Managing Board of Raiffeisen International Bank-Holding AG. Each Raiffeisen International network bank has a market risk management department. Those departments are responsible for day-to-day limit monitoring and weekly reporting to RZB.

Raiffeisen International Bank-Holding AG approves, measures, monitors and manages all market risks by setting a variety of limits in coordination with RZB Group. The market risk limit for each Group unit is set according to its risk-bearing capacity and income budgeting. The individual limits set at book level will vary according to the different risk factors. Besides value-at-risk (VaR) limits, those limits may include volume and position limits as well as sensitivity limits (basis-point value, delta, gamma, and vega) and stop-loss limits. Option positions may only be opened by appropriately trained traders.

Value-at-risk is of central importance in setting limits. It is calculated on a weekly basis for all Group units using a variance-covariance matrix and applying a confidence level of 99 per cent. Market data are taken from the preceding year applying a retention period of 10 days. The informative value and reliability of the value-at-risk approach based on past market developments are checked using appropriate backtesting.

The ascertained value-at-risk figures forecast maximum losses under normal market conditions but do not specifically contain information about the effects of exceptional extreme market movements. To take such events into account, Raiffeisen International carries out weekly defined stress tests that capture the biggest daily market movements in the preceding five years. That procedure allows the simulation of crisis situations and of major changes in market parameters and the application of those simulations to positions. The results are an important foundation for risk management.

Market risk in the trading book

Raiffeisen International's market risk mainly consists in currency risk resulting from foreign group units' local-currency equity and related hedging transactions, which are controlled by the Assets/Liabilities Management Committee.

The table below shows the risk figures (99%, VaR, 10-day) for market risk in the trading books of Raiffeisen International by risk type in thousands of euros:

€000	VaR as of 31/12/2006	Average VaR	Minimum VaR	Maximum VaR
Interest rate risk	9,854	5,820	1,880	11,090
Price risk	1,510	1,964	386	5,596
Currency risk	33,040	31,704	18,438	50,278
of which currency risk without capital position	1,314	1,430	398	3,376

€000	VaR as of 31/12/2005	Average VaR	Minimum VaR	Maximum VaR
Interest rate risk	3,711	2,440	1,589	3,748
Price risk	1,133	563	76	1,139
Currency risk	36,915	30,878	17,176	55,149
of which currency risk without capital position	953	4,109	350	10,608

Raiffeisen International uses the standard method as defined by the capital adequacy directive to calculate its own funds requirement for the trading book.

Market risk in the banking book

Alongside value-at-risk measurement, interest rate risk in the banking book is also estimated using classical means of capital and interest maturity analysis. Furthermore, because of the special importance and complexity of interest rate risk in the banking book, Raiffeisen International also employs interest-income scenarios and simulations. Managing the structure of balance sheets is a core task of the treasury departments at network banks, which receive assistance from assets/liabilities management committees.

Interest maturity gaps at Raiffeisen International as of 31 December 2006 in thousands of euros:

Maturity gap 2006	6-12 months	1-2 years	2-5 years	>5 years
EUR	134,410	(50,726)	103,810	53,266
USD	109,182	56,768	(26,822)	68,609
Other	27,654	285,847	354,685	41,559

Interest maturity gaps at Raiffeisen International as of 31 December 2005 in thousands of euros:

Maturity gap 2005	6-12 months	1-2 years	2-5 years	>5 years
EUR	137,387	26,158	154,932	32,522
USD	213,765	32,378	65,333	24,551
Other	251,128	65,392	531,678	(1,337)

The change in the present value of Raiffeisen International's banking book in the year ended 31 December 2006 in thousands of euros given a simultaneous one-basis-point increase in interest rates:

Change of present value	*6-12 months*	*1-2 years*	*2-5 years*	*>5 years*
EUR	*(11.4)*	*12.2*	*(32.3)*	*(31.1)*
USD	*(8.0)*	*(7.3)*	*7.3*	*(38.0)*
Other	*(0.9)*	*(35.1)*	*(86.7)*	*(19.7)*

The change in the present value of Raiffeisen International's banking book in the year ended 31 December 2005 in thousands of euros given a simultaneous one-basis-point increase in interest rates:

Change of present value	*6-12 months*	*1-2 years*	*2-5 years*	*>5 years*
EUR	*(11.5)*	*(7.1)*	*(52.3)*	*(20.8)*
USD	*(15.2)*	*(4.3)*	*(18.3)*	*(13.7)*
Other	*(19.2)*	*(9.6)*	*(145.6)*	*(0.8)*

Liquidity risk

Liquidity risk is the risk that an entity is unable to meet its current and future financial obligations in full or in good time. Liquidity risk arises from the danger that, for example, refinancing can only be obtained at very disadvantageous terms or is entirely impossible, assets can only be sold on short notice at a large discount, repayments in credit business are not made on time, or an unexpected claim is asserted on credit commitments or deposits are unexpectedly withdrawn on a large scale.

The tasks of managing liquidity and liquidity risk and in turn of ensuring the bank's solvency at all times are performed both by Raiffeisen International and on a decentralized basis by the local banks. An internal monitoring system records and analyzes cash flows by currency both for each location and globally on a weekly basis.

The following evaluation shows the (cumulative) liquidity overhang for selected maturities including the balance sheet items and off-balance sheet transactions. Based on expert opinions and statistical analyses and including country-specific differences, cautious estimates of the liquidability of defined asset items and of the customer deposit base also flow into the calculation.

Monetary values in €mn		*2006*			*2005*	
Maturity	*1 week*	*1 month*	*1 year*	*1 week*	*1 month*	*1 year*
Liquidity overhang	*5,855*	*7,314*	*3,052*	*3,308*	*4,426*	*965*
Liquidity ratio in per cent	*1.71*	*1.67*	*1.11*	*1.48*	*1.4*	*1.05*

To curb liquidity risk, the individual group units use limits that likewise require a positive short-term liquidity gap on conservative assumptions for liquid asset positions and liability outflows. The bank maintains extensive liquid holdings of securities to ensure its liquidity in various currencies, prepares liquidity balances, and performs cash-flow forecasts at regular intervals. These too are the responsibility of the assets/liabilities management committees.

Operational risk

In line with Basel II, Raiffeisen International defines operational risk as the risk of unexpected losses resulting from inadequate or failed internal processes, people and systems, or from external events, including legal risks. As is the case with other types of risk, the principle of firewalling between risk management and risk controlling is also applied to operational risk. Operational risk is analyzed and managed on the basis of the bank's own historical loss data and the results of risk evaluations. It intends to apply the standardized approach to operational risk by business process and event type per business segment. Raiffeisen International plans to introduce standardized early-warning indicators in operational risk monitoring.

As a capital backing for operational risk in the sense of Basel II, Raiffeisen International plans to use a standard approach based on gross earnings per business segment.

To reduce operational risk further, the group is stepping up its staff training program as well as working on the development of emergency plans and back-up systems. It is also applying the Six Sigma method for enhancing business processes.

(42) Derivative financial instruments

The total volume of unsettled financial instruments as of 31 December 2006 breaks down as follows:

	Nominal amount by maturity				Fair values	
€000	Up to 1 year	More than 1 year, up to 5 years	More than 5 years	Total	Positive	Negative
Total	**20,305,216**	**10,468,450**	**610,954**	**31,384,619**	**322,708**	**(357,742)**
a) Interest rate contracts	**6,261,521**	**8,844,863**	**610,936**	**15,717,320**	**86,447**	**(115,694)**
OTC products:						
Interest rate swaps	1,463,586	6,423,815	610,936	8,498,337	78,243	(110,670)
Interest rate futures	4,572,515	2,419,684	-	6,992,199	5,247	(5,014)
Interest rate options	-	1,364	-	1,364	4	-
Other similar contracts	104	-	-	104	-	(7)
Products trading on stock exchange:						
Interest rate futures	225,316	-	-	225,316	2,952	(3)
b) Foreign exchange rate contracts	**14,043,208**	**1,607,287**	**18**	**15,650,513**	**232,828**	**(237,425)**
OTC products:						
Cross-currency interest rate swaps	1,989,299	227,611	-	2,216,909	8,467	(2,498)
Forward foreign exchange contracts	9,848,234	299,154		10,147,388	169,930	(185,174)
Currency options - purchased	845,741	538,692	18	1,384,451	53,450	-
Currency options - sold	903,717	541,830	-	1,445,547	-	(48,726)
Other similar currency contracts	449,904	-	-	449,904	159	(327)
Products traded on stock exchange:						
Currency contracts (Futures)	6,314	-	-	6,314	822	(700)
c) Equity/index contracts	**487**	**16,300**	**-**	**16,787**	**3,433**	**(4,623)**
OTC products:						
Equity-/index-based options	87	16,300	-	16,387	2,650	(3,459)
Products traded on stock exchange:						
Equity/index futures	400	-	-	400	783	(1,164)

The total volume of unsettled financial instruments as of 31 December 2005 breaks down as follows:

	Nominal amount by maturity				Fair values	
€000	Up to 1 year	More than 1 year, up to 5 years	More than 5 years	Total	Positive	Negative
Total	**17,734,021**	**3,704,806**	**383,413**	**21,822,239**	**186,838**	**(170,854)**
a) Interest rate contracts	**6,917,353**	**3,321,456**	**367,485**	**10,606,295**	**73,660**	**(69,646)**
OTC products:						
Interest rate swaps	1,218,277	1,902,491	367,485	3,488,254	69,334	(64,369)
Interest rate futures	5,699,076	1,418,966	-	7,118,041	4,326	(5,276)
b) Foreign exchange rate contracts	**10,768,155**	**383,349**	**15,927**	**11,167,431**	**113,178**	**(101,022)**
OTC products:						
Cross-currency interest rate swaps	6,875	71,362	15,927	94,164	2,432	(877)
Forward foreign exchange contracts	9,421,125	205,131	-	9,626,256	99,674	(90,154)
Currency options - purchased	581,327	53,253	-	634,581	10,768	-
Currency options - sold	583,829	53,603	-	637,432	-	(9,239)
Products traded on stock exchange:						
Currency contracts (Futures)	174,998	-	-	174,998	303	(752)
c) Equity/index contracts	**48,513**	-	-	**48,513**	-	**(186)**
Products traded on stock exchange:						
Equity/index futures	48,513	-	-	48,513	-	(186)

(43) Fair values of financial instruments

Fair Value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. As far as market prices are available (mainly securities and derivatives quoted on stock exchange or active markets), this quotation represents the fair value.

All other financial instruments are valued using internally accepted calculation models, especially discounted cash flow analysis and option pricing models. Fair values different from the carrying amount are calculated for fixed-interest loans and advances to and deposits from banks or customers, if the remaining maturity is more than one year. Variable-interest loans and advances and deposits are taken into account if they have an interest rollover period of more than one year. The effect of discounting by using a computational interest rate that reflects the market rates is only material in those cases.

€000	Fair value	Carrying amount	Difference 2006	Fair value	Carrying amount	Difference 2005
Assets						
Loans and advances to banks	8,196,980	8,202,445	(5,465)	5,794,293	5,794,266	27
Loans and advances to customers	35,130,782	35,042,749	88,033	24,882,459	24,714,026	168,433
Financial investments	2,787,469	2,787,469	-	2,823,005	2,807,237	15,768
Liabilities						
Deposits from banks	13,788,932	13,813,569	(24,637)	10,196,882	10,236,464	(39,583)
Deposits from customers	33,173,980	33,156,349	17,631	24,891,368	24,889,548	1,820
Liabilities evidenced by paper	1,419,340	1,421,705	(2,365)	764,062	759,072	4,991
Subordinated capital	1,416,309	1,416,160	149	580,946	580,746	201

Other disclosures

(44) Regulatory own funds

As a subsidiary of Raiffeisen Zentralbank Österreich AG, Raiffeisen International Bank-Holding AG does not have its own banking group as defined by the Austrian Banking Act (BWG). Therefore, it is not itself subject to the relevant regulatory requirements. However, the following figures are accounted for within the scope of RZB-Kreditinstitutsgruppe. They are provided here for information purposes only.

The own funds of Raiffeisen International according to the Austrian Banking Act (BWG) break down as follows:

€000	2006	2005
Tier 1 capital (core capital)	3,705,392	2,392,458
Tier 2 capital (additional own funds)	807,531	537,465
Less interests in banks and financial institutions	(24,396)	(17,179)
Eligible own funds	**4,488,527**	**2,912,744**
Tier 3 capital (short-term subordinated own funds)	24,406	24,839
Total own funds	**4,512,933**	**2,937,583**
Total own funds requirement	**3,284,145**	**2,393,133**
Excess own funds	**1,228,789**	**544,451**
Excess cover ratio	37.4%	22.8%
Core capital ratio (Tier 1), banking book	9.8%	9.0%
Core capital ratio (Tier 1), including market risk	9.0%	8.0%
Own funds ratio	11.0%	9.8%

The total own funds requirement is as follows:

€000	2006	2005
Risk-weighted basis of assessment according to Sec. 22 BWG	38,001,726	26,582,048
of which 8 per cent minimum own funds requirement	3,040,138	2,126,564
Own funds requirement for the trading book according to Sec. 22b (1) BWG	136,542	112,405
Own funds requirement for open currency positions according to Sec. 26 BWG	107,465	154,164
Total own funds requirement	**3,284,145**	**2,393,133**

The risk-weighted basis of assessment (including market risk) amounted to € 41,051,810 thousand (2005: € 29,914,156 thousand).

(45) Average number of staff

The average number of staff employed during the financial year (full-time equivalents) break down as follows:

Full-time equivalents	**2006**	**2005**
Salaried employees	*46,738*	*27,901*
Wage earners	*2,435*	*687*
Total	***49,173***	***28,588***

Full-time equivalents	**2006**	**2005**
Central Europe (CE)	*10,403*	*9,045*
Southeastern Europe (SEE)	*12,576*	*11,032*
Commonwealth of Independent States (CIS)	*25,997*	*8,342*
Austria	*197*	*169*
Total	***49,173***	***28,588***

(46) Expenses on severance payments and retirement benefits

€000	**2006**	**2005**
Members of the Managing Board and senior staff	*3,938*	*1,616*
Other employees	*4,855*	*2,296*
Total	***8,793***	***3,912***

The same regulations are in principle valid for members of the Managing Board and employees. These regulations provide from the part of the company a basic contribution to a pension fund and an additional contribution if the employee pays own contributions of the same amount. Two managing board members additionally have individual retirement benefits which are funded by business insurances.

In the case of termination of function or employment contract, severance payments may occur. These severance payments are paid either according to the Salaried Employee Act (Angestelltengesetz) or to the Company Retirement Plan Act (Betriebliches Mitarbeitervorsorgegesetz) which is dependent on the agreement with the Board.

(47) Relations to Key Management

Group relations of key management

Key management refers to the Managing Board of *Raiffeisen International Bank-Holding AG, the parent company,* and *Raiffeisen Zentralbank Österreich AG, the majority shareholder.* Relations of key management to Raiffeisen International are as follows (respective fair values):

€000	2006	2005
Sight deposits	97	92
Bonds	284	212
Shares	12,139	5,919
Time deposits	641	630
Savings deposits	-	22
Other claims	-	18

The following table shows relations of close family members of key management to Raiffeisen International:

€000	2006	2005
Sight deposits	138	2
Shares	182	12

Beyond that, there are no further relations of Raiffeisen International to key management. Moreover, there is no compensation agreed between the company and their members of the Managing Board and Supervisory Board in the case of a takeover bid.

Remuneration of members of the Managing Board

The members of the Managing Board of Raiffeisen International Bank-Holding AG are remunerated as follows:

€000	2006	2005
Fixed and performance-based remunerations	6,786	3,558
Payments to pension funds and business insurances	100	50
Total	**6,886**	**3,608**

The table contains fixed remunerations and performance-based remunerations as well as remunerations for membership of boards of subsidiaries, bonuses, and payments in kind. In the financial year 2006, the share of performance-based remuneration components including a special bonus was 58.5 per cent (2005: 28.5 per cent).

Performance-based remuneration components of the Managing Board are linked to achieve the objectives regarding profit after tax, Return on Standard Capital and Cost Income Ratio as well as to achieve the personal objectives that are agreed annually. There were no material changes in the principle for profit-sharing.

In the financial year 2006, bonus payments totalling € 4,750 thousand in connection with the acquisitions made are agreed. The planned payments are due not before 2009. These payments are mainly dependent on achieving the targeted objectives of these acquired companies (Return on Standard Capital, Cost Income Ratio and profit after tax). In the previous year, there were no such commitments.

In the reporting period, a pension plan was granted by the personnel committee to the members of the Managing Board and a provision was therefore built in the amount of € 2,000 thousand.

The Chairman of the Managing Board is furthermore still working for the board of Raiffeisen Zentralbank. Remuneration stated in the above table also cover this position as well as his activities for Raiffeisen International. Raiffeisen International is reimbursing RZB for this on a proportional basis.

In 2005 there was a one-off compensation charge for early termination of a long-term bonus program that has been replaced with the share incentive program.

Remuneration of members of the Supervisory Board

The annual general meeting decided an annual remuneration for the members of the Supervisory Board in the amount of € 195 thousand on 7 June, 2006 and transferred the distribution to the Board itself. The members of the Supervisory Board settled the distribution in their meeting of 7 June, 2006 as follows: Chairman € 40 thousand, Deputy-Chairman € 35 thousand, members of the Supervisory Board € 30 thousand. Session fees were not paid. In the previous year, the members of the Supervisory Board received a remuneration of € 304 thousand. Moreover, no contracts subject to approval in the meaning of Section 95 (5) 12 Austrian Stock Corporation Act (AktG) are concluded with members of the Supervisory Board in the financial year.

(48) Boards

Managing Board

	Date of first assignment	End of period
Herbert Stepic, CEO	*14 June 2001*	*13 June 2011*
Martin Grüll	*3 January 2005*	*2 January 2010*
Aris Bogdaneris	*1 October 2004*	*26 September 2009*
Rainer Franz	*20 January 2003*	*19 January 2008*
Peter Lennkh	*1 October 2004*	*26 September 2009*
Heinz Wiedner	*14 June 2001*	*13 June 2011*

The members of the Managing Board have mandates in the Supervisory Board of quoted companies at home and abroad:

- Herbert Stepic: OMV AG, VAT Raiffeisen Bank Aval, Tatra banka a.s.
- Heinz Wiedner: VAT Raiffeisen Bank Aval
- Aris Bogdaneris: VAT Raiffeisen Bank Aval
- Martin Grüll: VAT Raiffeisen Bank Aval
- Peter Lennkh: VAT Raiffeisen Bank Aval

Individuals finishing the stage of life of 68 years are not able to be elected to a member of the Managing Board and may not be appointed of another functional period.

Supervisory Board

	Date of first assignment	End of period
Walter Rothensteiner, Chairman	*11 May 2001*	*AGM 2011*
Manfred Url, Deputy-Chairman	*11 May 2001*	*AGM 2011*
Karl Sevelda	*11 May 2001*	*AGM 2011*
Patrick Butler	*28 September 2004*	*AGM 2009*
Stewart D. Gager	*24 January 2005*	*AGM 2009*
Peter L. Woicke	*24 January 2005*	*AGM 2009*

All members of the Supervisory Board declare themselves to be independent in the meaning of criteria of independence agreed by the Supervisory Board and in conformity with the Austrian Corporate Governance Codex. None of the members holds a more than 10 per cent share in the company. *Peter Woicke* and *Stewart Gager* do not represent the interests of shareholders with a share of more than 10 per cent.

Raiffeisen Zentralbank is entitled to send up to one third of the members of the Supervisory Board, insofar as it has a shareholding in Raiffeisen International. Individuals finishing the stage of life of 75 years are not able to be elected to a member of the Supervisory Board and may not be appointed of another functional period. In addition, individuals having more than 8 mandates in Supervisory Boards of quoted companies may not be elected. The chairmanship in the Supervisory Board of a quoted company is counted twice.

Committees of the Supervisory Board

Members of the Supervisory Board	***Working Committee***	***Audit Committee***	***Personnel Committee***
Walter Rothensteiner	*Chairman*	*Chairman*	*Chairman*
Manfred Url	*Deputy-Chairman*	*Deputy-Chairman*	*Deputy-Chairman*
Karl Sevelda		*Member*	

The members of the Supervisory Board have further mandates in the Supervisory Board of quoted companies at home and abroad:

- Walter Rothensteiner: UNIQA Versicherungen AG
- Karl Sevelda: Bene AG, Unternehmens Invest AG
- Peter L. Woicke: Anglo American plc, Plug Power Inc, MTN Group Limited

Vienna, 1 March 2007

The Managing Board

Herbert Stepic | Martin Grüll | Aris Bogdaneris

Rainer Franz | Peter Lennkh | Heinz Wiedner

Unqualified auditor's report

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Raiffeisen International Bank-Holding AG, Vienna, for the financial year from 1 January to 31 December 2006. These consolidated financial statements comprise the balance sheet as at 31 December 2006, and the income statement, statement of changes in equity and cash flow statement for the year ended 31 December 2006, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the EU. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with laws and regulations applicable in Austria and in accordance with International Standards on Auditing, issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

Our audit did not give rise to any objections. Based on the results of our audit in our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the group as of 31 December 2006, and of its financial performance and its cash flows for the financial year from 1 January to 31 December 2006 in accordance with International Financial Reporting Standards as adopted by the EU.

Report on Other Legal and Regulatory Requirements

Laws and regulations applicable in Austria require us to perform audit procedures whether the consolidated management report is consistent with the consolidated financial statements and whether the other disclosures made in the consolidated management report do not give rise to misconception of the position of the group.

In our opinion, the consolidated management report for the group is consistent with the consolidated financial statements.

Vienna, 1 March 2007

KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Walter Knirsch
Wirtschaftsprüfer

ppa Franz Frauwallner
Wirtschaftsprüfer

List of fully consolidated companies

The following table shows a selection of operating companies of Raiffeisen International's consolidated group. The complete list of Raiffeisen International's equity participations is deposited with the Group parent's headquarters.

Company, domicile (country)	Subscribed capital in local currency		Share	Indirectly held [1]	Type [2]
VAT Raiffeisen Bank Aval, Kiev (UA)	2,099,934,975	UAH	95.7%		BA
eBanka, a.s., Prague (CZ)	1,184,500,000	CZK	100.0%		BA
JV "Raiffeisen-leasing", Minsk (BY)	1,251,583,348	BYR	66.6%		FI
TOV "Raiffeisen Leasing Aval", Kiev (UA)	11,758,092	UAH	87.2%		FI
OAO Impexbank, Moscow (RU)	3,630,899,000	RUB	100.0%		BA
OOO "Vneshleasing", Moscow(RU)	131,770	RUB	100.0%		FI
OOO "Raiffeisen Capital" Asset-Management, Moscow (RU)	150,000,000	RUB	100.0%		FI
OOO Raiffeisen-Leasing, Moscow (RU)	146,000,000	RUB	87.5%		FI
Priorbank, OAO, Minsk (BY)	102,801,217,650	BYR	63.0%		BA
Raiffeisen Bank d.d. Bosna i Hercegovina, Sarajevo (BA)	104,391,250	BAM	97.0%		BA
Raiffeisen Bank Kosovo S.A., Prishtina (RS)	33,000,000	EUR	100.0%		BA
Raiffeisen Bank Polska S.A., Warsaw (PL)	572,988,150	PLN	100.0%		BA
Raiffeisen Bank S.A., Bucharest (RO)	1,196,258,639	RON	99.5%		BA
Raiffeisen Bank Sh.a., Tirana (AL)	34,592,965	EUR	100.0%		BA
Raiffeisen Bank Zrt., Budapest (HU)	29,769,140,000	HUF	70.3%		BA
Raiffeisen banka a.d., Belgrade (RS)	15,723,637,580	RSD	100.0%		BA
Raiffeisen Car Leasing Ltd., Budapest (HU)	20,000,000	HUF	72.7%		FI
Raiffeisen Financial Services Company Zrt., Budapest (HU)	20,000,000	HUF	70.3%	0.7%	FI
Raiffeisen International GROUP IT GmbH, Vienna (AT)	37,000	EUR	99.0%		BR
Raiffeisen Krekova banka d.d., Maribor (SI)	3,386,992,000	SIT	85.7%		BA
Raiffeisen Leasing Bulgaria OOD, Sofia (BG)	5,900,000	BGN	81.1%		FI
Raiffeisen Leasing d.o.o., Belgrade (RS)	226,544,550	RSD	87.5%		FI
Raiffeisen Leasing d.o.o., Ljubljana (SI)	895,800,000	SIT	87.5%		FI
Raiffeisen Leasing d.o.o., Sarajevo (BA)	3,008,000	BAM	86.0%		FI
Raiffeisen Leasing IFN S.A., Bucharest (RO)	14,935,400	RON	75.0%		FI
Raiffeisen Leasing Polska S.A., Warsaw (PL)	22,301,000	PLN	87.5%		FI
Raiffeisen Leasing sh.a., Tirana (AL)	123,000,000	ALL	93.8%		FI
Raiffeisen Lízing Zrt., Budapest (HU)	225,620,000	HUF	72.7%		BA
Raiffeisen Mandatory Pension Fund Management d.d., Zagreb (HR)	110,000,000	HRK	73.7%		FI
Raiffeisen Real Estate Management Zrt., Budapest (HU)	105,440,000	HUF	72.7%		BR
Raiffeisenbank (Bulgaria) EAD, Sofia (BG)	94,932,152	BGN	100.0%		BA
Raiffeisenbank a.s., Prague (CZ)	3,614,000,000	CZK	51.0%		BA
Raiffeisenbank Austria d.d., Zagreb (HR)	2,194,132,000	HRK	73.7%		BA
Raiffeisen-Leasing d.o.o., Zagreb (HR)	30,000,000	HRK	74.4%		FI
Raiffeisen-Leasing Real Estate, s.r.o., Prague (CZ)	10,000,000	CZK	69.0%		FI
Raiffeisen-Leasing, spolecnost s.r.o., Prague (CZ)	50,000,000	CZK	63.0%		FI
RI Eastern European Finance B.V., Amsterdam (NL)	400,000	EUR	100.0%		FI
RI FINANCE (JERSEY) LIMITED, St. Helier (JE)	500,000,002	EUR	0.0%		FI
SINESCO Kft., Budapest (HU)	3,000,000	HUF	72.7%		OT
Tatra banka, a.s., Bratislava (SK)	1,075,577,600	SKK	67.6%		BA
Tatra Leasing spol. s r.o., Bratislava (SK)	200,000,000	SKK	71.5%		FI
TOO Raiffeisen Leasing Kazakhstan, Almaty (KZ)	85,800,000	KZT	75.0%		FI
Ukrainian Processing Center, JSC, Kiev (UA)	180,000	UAH	100.0%		BR
ZAO Raiffeisenbank Austria, Moscow (RU)	9,846,560,000	RUB	100,0%		BA

Legend:

1 Equity participations held via companies that are not included in the consolidated financial statements (pro-rata share)

2 Company type

BA Bank

FI Financial institution

BR Company rendering banking-related ancillary services

OT Other company

List of equity participations

The following tables show a selection of equity participations. The complete list of Raiffeisen International's equity participation is deposited with the Group parent's headquarters.

Companies valued at-equity

Company, domicile (country)	Subscribed capital in local currency		Share	Indirectly held [1]	Type [2]
Raiffeisen Bausparkasse a.s., Prague (CZ)	650,000,000	CZK	25.0%		BA
Raiffeisen Bausparkasse Rumänien S.A., Bucharest (RO)	96,000,000	RON	33.3%		BA
Raiffeisen stambena štedionica d.d., Zagreb (HR)	70,000,000	HRK	26.0%		BA

Other non-consolidated subsidiaries and equity participations

Company, domicile (country)	Subscribed capital in local currency		Share	Indirectly held [1]	Type [2]
Biroul de Credit S.A., Bucharest (RO)	4,114,615	RON	14.4%		FI
CJSC Areximbank "American-Russian Export-Import Bank", Eriwan (AM)	176,234,862	RUB	19.9%		FI
Doplnková dôchodková spoločnosť Tatra banky, a.s., Bratislava (SK), Bratislava (SK)	50,000,000	SKK	67.6%		FI
ELIOT, s. r. o., Bratislava (SK)	48,610,000	SKK	67.6%		BR
OOO "Priorleasing", Minsk (BY)	500,000,001	BYR	63.0%		FI
Raiffeisen Asset Management (Bulgaria) EAD, Sofia (BG)	250,000	BGN	100.0%		FI
Raiffeisen Biztosításközvetítő Kft., Budapest (HU)	5,000,000	HUF	72.7%		BR
Raiffeisen BROKERS doo, Sarajevo (BA)	1,000,000	BAM	97.0%		FI
Raiffeisen Business Premises d.o.o., Zagreb (HR)	1,000,000	HRK	73.7%		BR
Raiffeisen Capital & Investment S.A., Bucharest (RO)	1,600,000	RON	99.5%		FI
Raiffeisen consulting Ltd., Zagreb (HR)	14,900,000	HRK	73.7%		FI
Raiffeisen Economic and Tax Consulting Zrt., Budapest (HU)	20,000,000	HUF	70.3%		FI
Raiffeisen Energy Service Ltd., Budapest (HU)	20,000,000	HUF	72.7%		OT
Raiffeisen Faktoring Sp. z.o.o., Warsaw (PL)	3,847,500	PLN	100.0%		FI
RAIFFEISEN FUTURE AD, Belgrade (RS)	1,500,000	EUR	100.0%		FI
Raiffeisen Invest d.o.o., Zagreb (HR)	8,000,000	HRK	73.7%		FI
Raiffeisen Investment Fund Management Zrt., Budapest (HU)	100,000,000	HUF	70.3%		FI
Raiffeisen Pension Insurance d.o.o., Zagreb (HR)	14,400,000	HRK	73.7%	0.7%	FI
Raiffeisen Property Lízing Rt., Budapest (HU)	50,000,000	HUF	70.3%		BR
Raiffeisen Real-Estate Management, Ltd., Zagreb (HR)	100,000	HRK	73.7%	73.7%	BR
RAIFFEISEN SERVICES EOOD, Sofia (BG)	3,000,000	BGN	100.0%		BR
Raiffeisen Services SRL, Bucharest (RO)	30,000	RON	99.5%	99.5%	FI
RAIFFEISEN SPECIAL ASSETS COMPANY d.o.o., Sarajevo (BA)	400,000	BAM	97.0%		FI
RAIFFEISEN TRAINING CENTER LTD., Zagreb (HR)	20,000	HRK	91.3%		BR
Raiffeisen Voluntary Pension Fund Management d.o.o., Zagreb (HR)	33,445,300	HRK	73.7%		FI
Raiffeisen-Agent Pénzügyi Kft., Budapest (HU)	3,000,000	HUF	70.3%	2.3%	BR
Raiffeisen-Leasing Real Estate Spzoo, Warsaw (PL)	50,000	PLN	43.8%	21.9%	OT
S.A.I. Raiffeisen Asset Management S.A., Bucharest (RO)	3,600,000	RON	99.5%		FI
Tatra Asset Management sprav.spol., a.s., Bratislava (SK)	52,000,000	SKK	67.6%		FI
TATRA Residence, s.r.o., Bratislava (SK)	25,053,000	SKK	67,6%		BR

Legend:

1 Equity participations held via companies that are not included in the consolidated financial statements (pro-rata share)

2 Company type

- BA Bank
- FI Financial institution
- BR Company rendering banking-related ancillary services
- OT Other company

Glossary of key terms and abbreviations

Affiliated companies – Entity over which the investor has control (=power to govern the financial and operating policies).

Associated companies – Entity over which the investor has significant influence.

Back testing – The backward comparison of VaR figures with actual results to test the quality of a model.

Badwill – Any remaining excess of the acquirer's interest in the fair values of the identifiable assets and liabilities acquired over the cost of the acquisition as at the date of the exchange transac-tion.

Banking book – All positions that are not assigned to the trading book.

Basis of assessment (incl. market risk) – Comprises the basis of assessment within the meaning of section 22 of the Austrian Banking Act (BWG) plus 12.5 times the own funds required as cover for the trading book and open currency positions.

BWG – Austrian Banking Act.

Credit exposure – Comprises all on-balance sheet exposures (loans, debt securities) and off-balance-sheet exposures (guarantees, commitments) that expose Raiffeisen International to credit risk.

Cash flow – Inflows and outflows of cash and cash equivalents.

Cash flow statement – Statement of cash flows during the financial year arising from operating activities, investing activities and financing activities and a reconciliation of cash and cash-equivalents held at the beginning and the end of the financial year.

CEE – Central and Eastern Europe.

CE – Central Europe. For RZB it is defined as total of Hungary, Poland, Slovakia, Slovenia, and Czech Republic.

CIS – Commonwealth of Independent States, consisting predominantly of territories of the former Soviet Union.

Clean price – Price of a financial instrument without accrued interest.

Consolidated ROE – Return on Consolidated Equity, i.e. the equity attributable to the share-holder of Raiffeisen International. It is calculated by consolidated profit in relation to average balance sheet equity (without minority interest). Average equity is based on month-end figures and does not include current year profit.

Core capital – Paid-in capital and reserves less intangible fixed assets and balance sheet losses and material losses during the current financial year.

Core capital ratio – This ratio's numerator is core capital (tier 1) and its denominator is the basis of assessment (incl. market risk).

Cost/income ratio – Indicator of an enterprise's cost efficiency based on the ratio of expenses to earnings. It is calculated by comparing general administrative expenses (comprising staff expenses and other administrative expenses and depreciation/amortisation of tangible and intangi-ble fixed assets) with operating income (net interest income, net commission income, trading profit (loss) and other operating profit (loss) adjusted by the net result from hedge accounting and net income from other derivative instruments).

DBO – Defined benefit obligation = The present value, without deducting any plan assets, of expected future payments required to settle the obligation resulting from employee service in the current and prior periods.

Default risk – Risk that counterparties in a financial transaction will not be able to fulfil an obligation, causing the other party a financial loss.

Deferred tax assets – The amounts of income taxes recoverable in future periods in respect of deductible temporary differences, the carry forward of unused tax losses, and the carry forward of unused tax credits.

Deferred tax liabilities – The amounts of income taxes payable in future periods in respect of taxable temporary differences.

Derivatives – Financial instruments whose value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable, that requires no initial net investment or small initial net investment and that is settled at a future date.

Dirty Price – Price of a financial instrument including accrued interest.

Earnings per share (EPS) – Profit attributable to ordinary equity holder (profit adjusted by divi-dends to preference share holders) divided by the weighted average number of ordinary shares outstanding during the period.

Fair value – The amount for which an asset could be exchanged or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

Finance lease – A lease that transfers substantially all the risks and rewards incidental to ownership of an asset.

Futures – Standardised forward contracts traded on a stock exchange under which a commodity traded in a money, capital, precious metal or currency market is to be delivered or accepted at a price fixed in an exchange environment.

Goodwill – Any excess of the cost of the acquisition over the acquirer's interest in the fair value of the identifiable assets and liabilities acquired as at the date of the exchange transaction.

Gross investment value – The aggregate of minimum lease payments receivable by the lessor under a finance lease and any unguaranteed residual value accruing to the lessor.

Hedging – Designating one or more hedging instruments so that their change in fair value is an offset, in whole or in part, to the change in fair value or cash flows of a hedged item.

Held-for-trading – Securities held for trading purposes to take advantage of short-term market fluctuations.

Held-to-maturity investments – Financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity.

HGB/UGB – (Austrian) Commercial Code.

IFRIC, SIC – International Financial Reporting Interpretation Committee – Interpreter of the International Financial Reporting Standards, formerly also SIC (Standing Interpretations Committee).

IFRS, IAS – The International Financial Reporting Standards or International Accounting Standards are reporting standards published by the IASB (International Accounting Standards Board) with the goal of achieving transparent and comparable accounting on an international basis.

Interest margin – Net interest income in relation to average balance sheet total.

IPO – Initial public offering.

Loss rate – Usage of previously allocated loan loss provisions plus direct write-downs and Income received on written-down claims divided by total credit exposure.

Market risk – The risk that the value of a financial instrument will fluctuate because of changes in market prices whether those changes are caused by factors specific to the individual security or its issuer or factors affecting all securities traded in the market.

Net provisioning ratio (Ø risk-weighted assets banking book) – Risk valuation ratio.
Is calculated by provisioning for impairment losses divided by average risk-weighted assets of the banking book.

Net provisioning ratio (total credit exposure) – Risk valuation ratio. Is calculated by provisioning for impairment losses divided by the total credit exposure.

Operating lease – Lease under which commercial and legal ownership remains with the lessor with the effect that the lessor must show the asset on its balance sheet.

Operating profit/loss – In IFRS-compliant financial statements, it consists of operating income net of general administrative expenses. Operating income comprises net interest income, net commission income, trading profit (loss) and other operating profit (loss) adjusted by the net result from hedge accounting and net income from other derivative instruments. General administrative expenses comprise staff expenses and other administrative expenses and depreciation/amortisation of tangible and intangible fixed assets.

Options – Instruments that give the holder the right to purchase the underlying from a contract-ing party at an agreed price and at an agreed time or within an agreed period (call option) or to sell the underlying to a contracting party at an agreed price and at an agreed time or within an agreed period (put option).

OTC instruments – Financial instruments that are neither standardised nor traded on a stock ex-change. They are traded directly between market participants "over-the-counter".

Own shares – Repurchased equity instruments (shares) held by the issuing entity itself or by its subsidiaries.

Own funds within the meaning of BWG – Consist of core capital (tier 1), additional and subordinated capital (tier 2) and short-term subordinated capital and rededicated tier 2 capital (tier 3).

Own funds ratio – The ratio's numerator is own funds within the meaning of the Austrian Banking Act (BWG) and its denominator is the basis of assessment pursuant to section 22 BWG plus 12.5 times the own funds required as cover for the trading book and open currency positions.

Portfolio rate – Total provisions for impairment losses divided by total credit exposure.

Projected unit credit method – An actuarial valuation method defined by IAS 19 that sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation (sometimes known as the accrued benefit method prorated pro-rated on service or as the benefit/years of service method).

Raiffeisen International – The Group of Raiffeisen International Bank-Holding AG.

Repurchase agreement – During a genuine repurchase transaction (repo), the enterprise sells assets to a counterparty and concurrently agrees to reacquire the assets at an agreed time and at an agreed price.

Risk-weighted assets of the banking book – According to the Austrian Banking Act (BWG) these are on-balance sheet assets, off-balance sheet and special off-balance-sheet banking book asset positions weighted by business and counterparty risk, respectively.

Risk/Earnings-Ratio – Risk valuation ratio. Is calculated by Provisioning for impairment losses divided by net interest income.

ROE (return on equity) – Return on the total equity including minority interests, i.e. profit before tax respectively after tax in relation to weighted average balance sheet equity. Average equity is calculated on month-end figures and does not include current year profit.

RZB – Raiffeisen Zentralbank Österreich AG Group.

RZB-Kreditinstitutsgruppe – Pursuant to section 30 of the Austrian Banking Act (BWG), RZB-Kreditinstitutsgruppe is made up of all banks, financial institutions, securities companies and companies rendering banking-related services in which Raiffeisen Zentralbank holds direct or indirect interests or has control as a superordinate institution.

Segment reporting – Disclosure of earnings and asset data for business segments (primary) and geographical areas (secondary).

SEPA – Single European Payments Area. This is a project to create a European wide standardized payment area. In this payment area there is no distinction between cross-border and national payments for customers anymore.

Splitting – A procedure that is particularly com-mon in U.S. investment banking where equities that have become very highly priced are split into two or more shares or share certificates.

Stress tests – Stress tests endeavour to simulate extreme fluctuations in market parameters. They are used because such fluctuations are usually inadequately captured by VaR models (VaR forecasts maximum losses under normal market conditions).

Swap – Exchange of interest obligations (interest swap) and/or currency positions (currency swap).

Trading book – Bank regulators' term for assets held by a bank for short-term resale to exploit fluctuations in prices and interest rates.

VaR – Value at risk expresses the potential loss that will, with a 99 per cent probability, not be exceeded within the period for which an asset is held in the portfolio in question.

Publication Details

Publisher: Raiffeisen International Bank-Holding AG
Registered under FN 122119m at Handelsgericht Wien
Editor: Investor Relations
Editorial deadline: 1 March 2007

Consulting and support: BCA Mensalia
Design: gantnerundenzi.at
Printer: AV+Astoria Druckzentrum
Place of production: Vienna

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
1030 Vienna, Austria
Tel. +43-1/71707 0
Fax +43-1/71707 1715
www.ri.co.at

Investor Relations contact
Email: investor.relations@ri.co.at
Internet: www.ri.co.at → Investor Relations
Telephone: +43 (1) 717 07 2089

Public Relations contact
Email: ri-communications@ri.co.at
Internet: www.ri.co.at → Public Relations
Telephone: +43 (1) 717 07 1504

You will find the online version of the annual report at ar2006.ri.co.at
(The original German version of the report is available at gb2006.ri.co.at)

Some market participants are inclined to draw claims from statements about expected future development and then assert them in court. The occasionally considerable effects of such action on the company in question and its shareholders have caused many companies to limit their statements about expected future development to the legally required minimum. However, Raiffeisen International does not view its annual report only as an obligation, but would also like to use it as an opportunity for open communication. So that we can continue to do that, we emphasize: The forecasts, plans, and statements addressing the future are based on knowledge and estimates at the time at which they are drawn up. Like all statements addressing the future, they are exposed to risks and uncertainty factors that may lead to considerable deviations in the result. No guarantees can therefore be provided that the forecasts and targeted values, or the statements addressing the future, will actually materialise. We have exercised utmost diligence in the preparation of this annual report and checked the data contained therein. However, rounding, transmission, printing, and typographical errors cannot be ruled out. The present English version is a translation of the report that the company originally prepared in the German language. The company only recognises the German version as the authentic version.

Net provisioning ratio (total credit exposure) – Risk valuation ratio. Is calculated by provisioning for impairment losses divided by the total credit exposure.

Operating lease – Lease under which commercial and legal ownership remains with the lessor with the effect that the lessor must show the asset on its balance sheet.

Operating profit/loss – In IFRS-compliant financial statements, it consists of operating income net of general administrative expenses. Operating income comprises net interest income, net commission income, trading profit (loss) and other operating profit (loss) adjusted by the net result from hedge accounting and net income from other derivative instruments. General administrative expenses comprise staff expenses and other administrative expenses and depreciation/amortisation of tangible and intangible fixed assets.

Options – Instruments that give the holder the right to purchase the underlying from a contract-ing party at an agreed price and at an agreed time or within an agreed period (call option) or to sell the underlying to a contracting party at an agreed price and at an agreed time or within an agreed period (put option).

OTC instruments – Financial instruments that are neither standardised nor traded on a stock ex-change. They are traded directly between market participants "over-the-counter".

Own shares – Repurchased equity instruments (shares) held by the issuing entity itself or by its subsidiaries.

Own funds within the meaning of BWG – Consist of core capital (tier 1), additional and subordinated capital (tier 2) and short-term subordinated capital and rededicated tier 2 capital (tier 3).

Own funds ratio – The ratio's numerator is own funds within the meaning of the Austrian Banking Act (BWG) and its denominator is the basis of assessment pursuant to section 22 BWG plus 12.5 times the own funds required as cover for the trading book and open currency positions.

Portfolio rate – Total provisions for impairment losses divided by total credit exposure.

Projected unit credit method – An actuarial valuation method defined by IAS 19 that sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation (sometimes known as the accrued benefit method prorated pro-rated on service or as the benefit/years of service method).

Raiffeisen International – The Group of Raiffeisen International Bank-Holding AG.

Repurchase agreement – During a genuine repurchase transaction (repo), the enterprise sells assets to a counterparty and concurrently agrees to reacquire the assets at an agreed time and at an agreed price.

Risk-weighted assets of the banking book – According to the Austrian Banking Act (BWG) these are on-balance sheet assets, off-balance sheet and special off-balance-sheet banking book asset positions weighted by business and counterparty risk, respectively.

Risk/Earnings-Ratio – Risk valuation ratio. Is calculated by Provisioning for impairment losses divided by net interest income.

ROE (return on equity) – Return on the total equity including minority interests, i.e. profit before tax respectively after tax in relation to weighted average balance sheet equity. Average equity is calculated on month-end figures and does not include current year profit.

RZB – Raiffeisen Zentralbank Österreich AG Group.

RZB-Kreditinstitutsgruppe – Pursuant to section 30 of the Austrian Banking Act (BWG), RZB-Kreditinstitutsgruppe is made up of all banks, financial institutions, securities companies and companies rendering banking-related services in which Raiffeisen Zentralbank holds direct or indirect interests or has control as a superordinate institution.

Segment reporting – Disclosure of earnings and asset data for business segments (primary) and geographical areas (secondary).

SEPA – Single European Payments Area. This is a project to create a European wide standardized payment area. In this payment area there is no distinction between cross-border and national payments for customers anymore.

Splitting – A procedure that is particularly com-mon in U.S. investment banking where equities that have become very highly priced are split into two or more shares or share certificates.

Stress tests – Stress tests endeavour to simulate extreme fluctuations in market parameters. They are used because such fluctuations are usually inadequately captured by VaR models (VaR forecasts maximum losses under normal market conditions).

Swap – Exchange of interest obligations (interest swap) and/or currency positions (currency swap).

Trading book – Bank regulators' term for assets held by a bank for short-term resale to exploit fluctuations in prices and interest rates.

VaR – Value at risk expresses the potential loss that will, with a 99 per cent probability, not be exceeded within the period for which an asset is held in the portfolio in question.

Addresses and Contacts

Raiffeisen International Bank-Holding AG

Austria
Am Stadtpark 9, 1030 Vienna
Tel. +43-1-71 707 0
Fax +43-1-71 707 1715
www.ri.co.at
investor.relations@ri.co.at
ri-communications@ri.co.at

Banking Network in Central and Eastern Europe

Albania
Raiffeisen Bank Sh.a.
"European Trade Center"
Blvd. "Bajram Curri"
Tiranë
Tel. +355-222 669
Fax +355-275 599
SWIFT/BIC: SGSBALTX
www.raiffeisen.al

Belarus
Priorbank, OAO
31–A, V. Khoruzhey Str.
Minsk, 220002
Tel. +375-17-289 90 87
Fax +375-17-289 91 91
SWIFT/BIC: PJCBBY2X
www.priorbank.by

Bosnia and Herzegovina
Raiffeisen Bank d.d. Bosna i Hercegovina
Danijela Ozme 3
71000 Sarajevo
Tel. +387-33-287 100
Fax +387-33-213 851
SWIFT/BIC: RZBABA2S
www.raiffeisenbank.ba

Bulgaria
Raiffeisenbank (Bulgaria) EAD
18/20 Gogol Ulica
1504 Sofia
Tel. +359-2-919 851 01
Fax +359-2-943 45 28
SWIFT/BIC:RZBBBGSF
www.rbb.bg

Croatia
Raiffeisenbank Austria d.d.
Petrinjska 59
10000 Zagreb
Tel. +385-1-456 6466
Fax +385-1-481 1624
SWIFT/BIC: RZBHHR2X
www.rba.hr

Czech Republic
Raiffeisenbank a.s.
Olbrachtova 9
14021 Praha 4
Tel. +420-2-211 4 1111
Fax +420-2-211 4 2111
SWIFT/BIC: RZBCCZPP
www.rb.cz

eBanka, a.s.
Na Příkopě 19
11719 Praha 1
Tel. +420-2-221 15 222
Fax +420-2-221 15 500
SWIFT/BIC: EBNKCZPP
www.ebanka.cz

Hungary
Raiffeisen Bank Zrt.
Akadémia utca 6
1054 Budapest
Tel. +36-1-484 4400
Fax +36-1-484 4444
SWIFT/BIC: UBRTHUHB
www.raiffeisen.hu

Kosovo
Raiffeisen Bank Kosovo S.A.
UÇK Street No. 51
Priština
Tel. +381-38-226 400
Fax +381-38-226 408
SWIFT/BIC: RBKOCS22
www.raiffeisen-kosovo.com

Poland
Raiffeisen Bank Polska S.A.
Ul. Piękna 20
00549 Warszawa
Tel. +48-22-585 2000
Fax +48-22-585 2585
SWIFT/BIC: RCBWPLPW
www.raiffeisen.pl

Romania
Raiffeisen Bank S.A.
Piața Charles de Gaulle 15
011857 București 1
Tel.: +40-21-306 1000
Fax: +40-21-230 0700
SWIFT/BIC: RZBRROBU
www.raiffeisen.ro

Russia
ZAO Raiffeisenbank Austria
Leninsky avenue, 15A
119071 Moskwa
Tel. +7-095-721 9900
Fax +7-095-721 9901
SWIFT/BIC: RZBMRUMM
www.raiffeisen.ru

OAO Impexbank
20/10 Build.1A
Novopeschanaya St.
Moskwa 125252
Tel. +7-495-258 3219
Fax +7-495-248 1370
SWIFT/BIC: IMPERUMM
www.impexbank.ru

Serbia
Raiffeisen banka a.d.
Bulevar AVNOJ-a 64a
11070 Novi Beograd
Tel.: +381-11-320 2100
Fax: +381-11-220 7080
SWIFT/BIC: RZBSRSBG
www.raiffeisenbank.co.yu

Slovakia
Tatra banka, a.s.
Hodžovo námestie 3
81106 Bratislava 1
Tel. +421-2-591 911 11
Fax +421-2-591 911 10
SWIFT/BIC: TATRSKBX
www.tatrabanka.sk

Slovenia
Raiffeisen Krekova banka d.d.
18 Slomškov trg
2000 Maribor
Tel. + 386-2-229 3100
Fax +386-2-252 4779
SWIFT/BIC: KREKSI22
www.r-kb.si

Ukraine
VAT Raiffeisen Bank Aval
9, Leskova vul.
01011 Kyiv
Tel.: +38-44-490 8801
SWIFT/BIC: AVALUAUK
www.aval.ua

Raiffeisen-Leasing International

Austria
Raiffeisen-Leasing International GmbH
Am Stadtpark 9, 1030 Vienna
Tel. +-43-1-71 707 2966
Fax + 43-1-71 707 2059

Albania
Raiffeisen Leasing Sh.A.
Rruga Kavajes 44
Tirana
Tel. +355-4-274 920
Fax +355-4-232 524

Belarus
SOOO Raiffeisen Leasing
31A, V. Khoruzhey, 3rd floor
220002 Minsk
Tel. +375-17 289 9396
Fax +375-17 289 9394

Bosnia and Herzegovina
Raiffeisen Leasing d.o.o. Sarajevo
St. Branilaca Sarajeva No. 20
71000 Sarajevo
Tel. +387-33-254 340
Fax +387-33-212 273
www.rlbh.ba

Bulgaria
Raiffeisen Leasing Bulgaria OOD
Business Park Sofia
Building 11, 2nd floor
1715 Sofia
Tel. +359-2-970 7979
Fax +359-2-974 2057
www.rlbg.bg

Croatia
Raiffeisen Leasing d.o.o.
Radnicka cesta 43
10 000 Zagreb
Tel. +385-1-6595 000
Fax +385-1-6595 050
www.rl-hr.hr

Czech Republic
Raiffeisen-Leasing s.r.o.
Olbrachtova 2006/9
14021 Praha 4
Tel. +420-2-215 116 11
Fax +420-2-215 116 66
www.rl.cz

Hungary
Raiffeisen Lízing Zrt.
Váci utca 81-85
1139 Budapest
Tel. +36-1-298 8200
Fax +36-1-298 8010
www.raiffeisenlizing.hu

Kazakhstan
Raiffeisen Leasing Kazakhstan LLP
146, Shevchenko str., office 12, 1st floor
050008 Almaty
Tel. +7-3272-709 836
Fax +7-3272-709 831

Poland
Raiffeisen-Leasing Polska S.A.
Ul. Jana Pawla II 78
00175 Warszawa
Tel. +48-22-562 3700
Fax +48-22-562 3701
www.rl.com.pl

Romania
Raiffeisen Leasing IFN SA
Calea 13 Septembrie 90
Grand Offices
Marriott Grand Hotel
Sector 5
76122 Bucureşti
Tel. +40-21-403 3300
Fax +40-21-403 3298
www.raiffeisen-leasing.ro

Russia
OOO Raiffeisen Leasing
Nikoloyamskaya 13/2
109240 Moskwa
Tel. +7-495-721 9980
Fax +7-495-721 9901
www.rlru.ru

Serbia
Raiffeisen Leasing d.o.o.
Bulevar AVNOJ-a 45a
11000 Beograd
Tel. +381-11-201 77 00
Fax +381-11-313 0081
www.raiffeisen-leasing.co.yu

Slovakia
Tatra Leasing s.r.o.
Továrenská 10
81109 Bratislava
Tel. +421-2-5919 3168
Fax +421-2-5919 3048
www.tatraleasing.sk

Slovenia
Raiffeisen Leasing d.o.o.
Tivolska 30 (Center Tivoli)
1000 Ljubljana
Tel. +386-1-241 6250
Fax +386-1-241 6268
www.rl-sl.si

Ukraine
TOV Raiffeisen Leasing Aval
9, Leskova vul.
01011 Kyiv
Tel.: +380 44 490 88 42
Fax: +380 44 285 30 50

Real-estate leasing companies

Czech Republic
Raiffeisen Leasing Real Estate s.r.o.
Olbrachtova 2006/9
14021 Praha 4
Tel. +420-2-215 116 08
Fax +420-2-215 116 41
www.rlre.cz

Hungary
Raiffeisen Inglatan Rt.
Akadémia utca 6
1054 Budapest
Tel. +36-1-484 8400
Fax +36-1-484 8404
www.raiffeiseninglatan.hu

Raiffeisen Zentralbank Österreich AG

Austria (Head Office)
Am Stadtpark 9
1030 Vienna
Tel. +43-1-71 707 0
Fax +43-1-71 707 1715
SWIFT/BIC: RZBAATWW
www.rzb.at

Publication Details

Publisher: Raiffeisen International Bank-Holding AG
Registered under FN 122119m at Handelsgericht Wien
Editor: Investor Relations
Editorial deadline: 1 March 2007

Consulting and support: BCA Mensalia
Design: gantnerundenzi.at
Printer: AV+Astoria Druckzentrum
Place of production: Vienna

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
1030 Vienna, Austria
Tel. +43-1/71707 0
Fax +43-1/71707 1715
www.ri.co.at

Investor Relations contact
Email: investor.relations@ri.co.at
Internet: www.ri.co.at → Investor Relations
Telephone: +43 (1) 717 07 2089

Public Relations contact
Email: ri-communications@ri.co.at
Internet: www.ri.co.at → Public Relations
Telephone: +43 (1) 717 07 1504

You will find the online version of the annual report at ar2006.ri.co.at
(The original German version of the report is available at gb2006.ri.co.at)

Some market participants are inclined to draw claims from statements about expected future development and then assert them in court. The occasionally considerable effects of such action on the company in question and its shareholders have caused many companies to limit their statements about expected future development to the legally required minimum. However, Raiffeisen International does not view its annual report only as an obligation, but would also like to use it as an opportunity for open communication. So that we can continue to do that, we emphasize: The forecasts, plans, and statements addressing the future are based on knowledge and estimates at the time at which they are drawn up. Like all statements addressing the future, they are exposed to risks and uncertainty factors that may lead to considerable deviations in the result. No guarantees can therefore be provided that the forecasts and targeted values, or the statements addressing the future, will actually materialise. We have exercised utmost diligence in the preparation of this annual report and checked the data contained therein. However, rounding, transmission, printing, and typographical errors cannot be ruled out. The present English version is a translation of the report that the company originally prepared in the German language. The company only recognises the German version as the authentic version.

Raiffeisen
INTERNATIONAL
Member of RZB Group



Jahresabschluss 2006

Raiffeisen International Bank-Holding AG



Lagebericht Raiffeisen International Bank-Holding AG für das Geschäftsjahr 2006

Gesamtwirtschaftliches Umfeld

BIP verzeichnet Rekordwachstum in den neuen zentraleuropäischen EU-Mitgliedsstaaten

Die Jahresprognosen für Zentral- und Osteuropa (CEE) waren Anfang 2006 aus damaliger Sicht relativ ehrgeizig. Wie sich jedoch herausstellte, waren sie immer noch ein wenig zu vorsichtig. Das Wachstum des realen BIP gegenüber dem Vorjahr dürfte in den neuen EU-Mitgliedsstaaten in Zentraleuropa (Polen, Tschechische Republik, Slowakei, Ungarn, Slowenien) 5,4 Prozent erreicht haben (2005: 4,2 Prozent) und wird somit in der Nähe der Höchststände von 2004 liegen. Das reale BIP-Wachstum in den südosteuropäischen Ländern (Rumänien, Bulgarien, Kroatien, Serbien, Bosnien und Herzegowina, Albanien) erreichte 6,6 Prozent nach 4,7 Prozent im Jahr 2005. Die Wirtschaft der europäischen Länder in der Gemeinschaft Unabhängiger Staaten (Russland, Ukraine und Belarus) wuchs um 7,0 Prozent.

Jährliches reales BIP-Wachstum


9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
2002
2003
2004
2005
2006e
Eurozone
Zentraleuropa
Südosteuropa
GUS

Quelle: Thomson Financial Datastream, wiiw, Raiffeisen RESEARCH

Von landesspezifischen Entwicklungen abgesehen, wurde das Wirtschaftswachstum von einem starken Anstieg der Investitionen, einem kräftigen Privatkonsum und einer lebhaften Nachfrage auf der Exportseite getrieben. Aufgrund der Tatsache, dass die „alten" EU-Länder, auf die zwei Drittel bis drei Viertel aller Exporte entfallen, die mit Abstand wichtigsten Handelspartner für die zentral- und südosteuropäischen Länder sind, war das Wachstum des realen BIP um 2,7 Prozent in der Eurozone 2006 einer der wichtigsten stützenden Faktoren für die wirtschaftliche Entwicklung in CEE. Darüber hinaus verbesserte sich das geschäftliche Umfeld in den neuen EU-Mitgliedsstaaten, den Kandidatenländern und den Ländern, die den Kandidatenstatus anstreben, dank des EU-Integrationsprozesses fortlaufend. Dies kam auch den ausländischen Direktinvestitionen zugute, die weiterhin hoch blieben und insbesondere in den südosteuropäischen Ländern angesichts des EU-Beitritts von Rumänien und Bulgarien Anfang 2007 weiter stiegen.

Inflation trotz starken Wachstums gesunken

Trotz des im Jahr 2006 starken BIP-Wachstums in CEE sanken die Inflationsraten in Zentraleuropa leicht auf durchschnittlich 2,3 Prozent (2005: 2,4 Prozent). Der Desinflationsprozess setzte sich auch in Südosteuropa und in der GUS mit einem Rückgang der durchschnittlichen Inflationsrate auf 6,7 Prozent (2005: 8,0 Prozent) bzw. 9,6 Prozent (2005: 12,5 Prozent) fort. Neben sinkenden Ölpreisen im Lauf der zweiten Jahreshälfte 2006 trug die reale und teilweise auch nominale starke Aufwertung der Währungen in dieser Region gegenüber dem Euro – und damit noch stärker gegenüber dem schwächer gewordenen US-Dollar – zu einer Dämpfung der Importpreise und somit auch zur allgemeinen Inflation bei. Von den Ländern, in denen die Raiffeisen International aktiv ist, blieb Serbien 2006 das einzige mit einer zweistelligen durchschnittlichen Inflationsrate (12,7 Prozent ggü. dem Vorjahr). Im zweiten Halbjahr sank die Inflation jedoch aufgrund der Aufwertung des Dinar auch dort deutlich (im Dezember 2006 ggü. dem Vorjahr um 6,6 Prozent).

Langfristige Zinsen konvergierten trotz steigender Leitzinsen weiter

Weltweit tendierten die Zinsen und Renditen 2006 deutlich nach oben. Sowohl die US-amerikanische Federal Reserve Bank als auch die Europäische Zentralbank (EZB) hoben ihre Leitzinsen im Lauf des Jahres weiter an. Trotz der steigenden Leitzinsen konvergierte jedoch auch 2006 die Renditedifferenz der langfristigen Staatsanleihen gegenüber den Benchmarks in der Eurozone infolge des Rückgangs der Inflation und des Aufwertungstrends der meisten Währungen weiter. Selbst in Ungarn, wo eine vorübergehende Abwertung des Forint größere Zinsbewegungen auslöste, verringerte sich diese Renditespanne im Vergleich zum Vorjahr. In der Tschechischen Republik stieg bis Ende 2006 die negative Zinsdifferenz im Vergleich zur Eurozone bei einer negativen Renditespanne über die gesamte Renditekurve auf einen vollen Prozentpunkt. Die deutlichste Renditekonvergenz wurde in Rumänien im Vorfeld des EU-Beitritts 2007 verzeichnet. Hier sank die Rendite für zehnjährige Staatsanleihen von 7,5 Prozent im Dezember 2005 auf 5,8 Prozent zum Jahresende 2006.

Starke reale und nominale Aufwertung löst Sorge um die Leistungsbilanz aus

Trotz des lebhaften Anstiegs des realen BIP kam die Sorge auf, dass die starke reale und nominale Aufwertung nahezu aller CEE-Währungen mit Ausnahme des Forint eher auf der äußerst starken Liquiditätsposition und der historisch geringen Risikoscheu internationaler Investoren als auf wirtschaftlichen Fundamentaldaten basiert. Tatsächlich stiegen im Durchschnitt 2006 die Leistungsbilanzdefizite in Zentraleuropa (auf 3,3 Prozent des BIP) und Südosteuropa (auf 10,5 Prozent des BIP). In Bulgarien könnte 2006 das Leistungsbilanzdefizit 14,5 Prozent des BIP und in Rumänien fast 11 Prozent des BIP erreicht haben. Zum größten Teil wurde dies auf den Kreditboom zurückgeführt, von dem man annimmt, dass er die Nachfrage nach importierten Konsumgütern anheizt. Eine genauere Analyse zeigt jedoch, dass die Handelsbilanzen noch stärker durch den Anstieg beim Import von Investitionsgütern beeinflusst werden. Angesichts des starken Investitionswachstums und der geringen inländischen Sparquote ist ein hoher Einsatz ausländischer Ersparnisse (d.h. hohe Leistungsbilanzdefizite) die logische ökonomische Konsequenz – ein Umstand, der für aufstrebende Volkswirtschaften im Allgemeinen Gültigkeit hat. Folglich kann ein Großteil des Leistungsbilanzdefizits durch den Zufluss ausländischer Direktinvestitionen finanziert werden. Mit dem EU-Beitritt Rumäniens und Bulgariens wird sich diese Situation relativ hoher Leistungsbilanzdefizite, die weitgehend durch den Zufluss ausländischer Direktinvestitionen gedeckt werden, in den kommenden Jahren fortsetzen, ohne dass hierdurch die wirtschaftliche Stabilität bedroht wäre, obschon der rumänische Leu heute noch weniger Spielraum für eine reale Aufwertung zu haben scheint als vor einem Jahr. Auf längere Sicht sollten der Bau neuer und die Modernisierung und Erweiterung bestehender exportorientierter Produktionsanlagen zu ausgeglicheneren Leistungsbilanzen und damit zu einer ähnlichen Entwicklung führen, wie sie in den vergangenen Jahren in den zentraleuropäischen Ländern verzeichnet wurde.

Entwicklung des Bankensektors in Zentral- und Osteuropa

Die Gesamtaktiva der Banken wuchsen 2006 in ganz Zentral- und Osteuropa trotz der Einführung immer restriktiverer Maßnahmen einer Reihe von Zentralbanken in Südosteuropa weiter stark. Auf Grundlage der annualisierten Halbjahreszahlen lag das Wachstum der Aktiva des Bankensektors in CEE im Jahr 2006 auf Euro-Basis bei 26,4 Prozent und damit nur geringfügig unter dem Rekordwachstum von 31,3 Prozent im Jahr 2005. Trotzdem werden aufgrund der starken Aufwertung der CEE-Währungen im zweiten Halbjahr 2006 die Wachstumszahlen wahrscheinlich am Ende über denen von 2005 liegen. Antriebsmotor für das Wachstum im Bankensektor ist nach wie vor das Konsum- und Hypothekenkreditgeschäft, das von der Erwartung steigender Immobilienpreise und wachsender Einkommen profitierte. In einer zunehmenden Zahl von Bankmärkten verzeichneten die Bestände offener Investment- und Pensionsfonds – wenngleich ausgehend von einem sehr niedrigen Vergleichsniveau – sehr hohe Wachstumsraten.

Privatkredite, in Prozent des BIP, vs. BIP pro Kopf (zu Kaufkraftparitäten), in €



Privatkredite in Prozent des BIP
60%
50%
40%
30%
20%
10%
0%
Eurozone
Kroatien
Bosnien und Herzegovina
Bulgarien
Polen
Ungarn
Tschechien
Slowenien
Ukraine
Kosovo
Serbien
Slowakei
Russland
Albanien
Belarus
Rumänien
5.000
10.000
15.000
20.000
25.000

Stand: 31. Dezember 2005, Lokale Zentralbanken, wiiw, Raiffeisen RESEARCH BIP pro Kopf (zu KKP), in €

Hoher Marktanteil internationaler Banken wächst weiter

Der Marktanteil der internationalen Banken erreichte im Zuge der Umstrukturierung und Privatisierung des Bankensektors in den vergangenen zehn Jahren in einer Reihe von CEE-Ländern einen recht hohen Stand. In der Tschechischen Republik, der Slowakei, Kroatien, Bosnien und Herzegowina sowie Albanien erhöhte sich der Marktanteil der im ausländischen Besitz befindlichen Banken 2005 auf über 90 Prozent der gesamten Bankaktiva, und mit der Privatisierung der Banca Comerciala Romǎna wird dies auch in Rumänien der Fall sein. Der größte Anstieg beim Marktanteil der Auslandsbanken wurde 2005 in Serbien und der Ukraine verzeichnet. In Serbien stieg der Marktanteil der mehrheitlich im Auslandsbesitz befindlichen Banken, der 2004 noch bei 36,8 Prozent lag, im Jahr 2005 sprunghaft auf 69 Prozent der Gesamtaktiva. Hier ist der Privatisierungsprozess im Bankensektor nahezu abgeschlossen. In der Ukraine wuchs der Marktanteil der Auslandsbanken 2005 nach der Übernahme der Bank Aval, der zweitgrößten Bank des Landes, durch Raiffeisen International und einer Reihe weiterer Übernahmen durch internationale Banken, die in diesem großen und stark wachsenden Markt Fuß fassen wollten, von zuvor 7 auf nun 25 Prozent der Gesamtaktiva. Im Reigen der großen und stark wachsenden Märkte muss auch Russland genannt werden, wo der Marktanteil der mehrheitlich im ausländischen Besitz befindlichen Banken immer noch relativ gering ist (2005: 6,8 Prozent der Gesamtbankaktiva), im Jahr 2006 nach der Übernahme der Impexbank durch die Raiffeisen International und verschiedenen anderen Transaktionen internationaler Banken jedoch leicht anstieg.

Geschäftsverlauf 2006

Das Geschäftsjahr 2006 war vor allem von zwei größeren Akquisitionen sowie vom Verkauf einer Tochterbank in der Ukraine geprägt.

Ende Jänner übernahm die Raiffeisen International 100 Prozent der russischen *OAO Impexbank* und konsolidierte sie nach dem Closing Ende April erstmals. Die Stellung als größte internationale Bankengruppe in Russland wurde damit untermauert. Die Impexbank wurde 1993 gegründet. Sie ist primär auf die Betreuung von Privatkunden und Klein- und Mittelunternehmen ausgerichtet, die sie über ihr landesweites Netz von 203 Filialen und Büros sowie rund 400 Vertriebsstellen betreut. Zum Jahresende 2006 wies die Impexbank gemäß IFRS-Abschluss eine Bilanzsumme von € 1,8 Milliarden und einen Jahresüberschuss vor Steuern von € 20,8 Millionen aus. Die Mitarbeiteranzahl belief sich auf 5.583. Der Kaufpreis betrug USD 563 Millionen. Für 2007 ist der rechtliche Zusammenschluss mit der seit 1996 bestehenden *ZAO Raiffeisenbank Austria, Moskau*, geplant.

Weiters übernahm die Raiffeisen International im Berichtsjahr die Mehrheit der Anteile an der *eBanka, a.s.* in der Tschechischen Republik. Das Eigenkapital der eBanka belief sich zum 31.12.2006 auf € 56,6 Millionen. Der Kaufpreis betrug € 130 Millionen. Mit dieser Akquisition erhöhte die Raiffeisen International ihre Kundenbasis in der Tschechischen Republik um mehr als 70 Prozent auf rund 310.000 Kunden per Jahresende. Die eBanka ist eine reine Retail-Bank und seit 1998 operativ tätig.

Wie bereits in den Vorjahren wurde das Wachstum der einzelnen Gesellschaften auch 2006 durch Kapitalerhöhungen unterstützt. Sie erfolgten bei folgenden Instituten:

- *VAT Raiffeisen Bank Aval*, Ukraine
- *Raiffeisenbank Austria d.d.*, Kroatien
- *Raiffeisen banka a.d.*, Serbien
- *Raiffeisen Bank Polska S.A.*, Polen
- *Raiffeisen Bank d.d. Bosna i Hercegovina*, Bosnien und Herzegovina
- *Raiffeisenbank a.s.*, Tschechische Republik
- *Raiffeisen Krekova Banka d.d.*, Slowenien
- *Raiffeisen Bank Kosova S.A.*, Kosovo
- *RI-RBHU Holding GmbH*, Österreich
- *RLI Holding Gesellschaft mbH*, Österreich
- *Eastern European Invest Holding GmbH*, Österreich
- *RI Eastern European Finance B.V.*, Niederlande
- *Raiffeisen International Liegenschaftsbesitz Holding GmbH*, Österreich
- *Raiffeisen Training Center Ltd.*, Kroatien

Am 1. Juni 2006 wurde der Vertrag über den Verkauf von 100 Prozent der Anteile an der *JSCB Raiffeisenbank Ukraine* an die ungarische *OTP Bank Zrt.*, Budapest, unterzeichnet. Nach Vorliegen aller Genehmigungen erfolgte das Closing dieses Vertrages im November 2006. Die Raiffeisenbank Ukraine ist seit 1998 operativ tätig und verfügte Ende Oktober 2006 über eine Bilanzsumme von mehr als € 1,6 Milliarden und 42 Geschäftsstellen. Der Markenname Raiffeisen war nicht Teil der Transaktion, sondern wurde Bestandteil des Namens der bisherigen Bank Aval. Diese firmiert nun als Raiffeisen Bank Aval.

Am 23. August 2006 wurde der Vertrag über den Verkauf des Minderheitsanteils an der *JSC Bank TuranAlem*, Almaty (BTA), in Kasachstan unterzeichnet. Der Anteil in Höhe von 7,7 Prozent am Kapital der BTA wurde zu einem Preis von € 136,5 Millionen an ein Investorenkonsortium mit Sitz in Stockholm verkauft. Der Verkauf der Beteiligung war eine Konsequenz aus den ergebnislosen Verhandlungen mit den anderen BTA-Aktionären über den Erwerb einer Mehrheitsbeteiligung.

Der Verkaufsgewinn aus den beiden Transaktionen betrug € 668 Millionen.

Stärkung und Ausbau des Netzwerkes

Zusätzlich zu den bereits genannten relativ großen Akquisitionen gründete die Raiffeisen International 2006 über ihr Tochterunternehmen Raiffeisen Leasing International Leasinggesellschaften in Albanien sowie in der Ukraine. Die Anzahl der betreuten Märkte beträgt unverändert 16, ergänzt um zwei Repräsentanzen in Moldawien und Litauen.

Das organische Wachstum des Konzerns hat sich auch 2006 deutlich fortgesetzt, was sich einerseits in einem Bilanzsummenwachstum von 37,3 Prozent auf rund € 56 Milliarden niederschlägt, zum anderen in einem weiteren Ausbau der Geschäftsstellen auf nunmehr 2.848 sowie der fortgesetzt steigenden Kundenanzahl auf 12,1 Millionen.

Finanzielle Leistungsindikatoren

Die Bilanzsumme der Gesellschaft stieg um 43,2 Prozent von € 2,56 Milliarden auf € 3,67 Milliarden. Zurückzuführen ist dies – dem wesentlichen Gesellschaftszweck entsprechend – größtenteils auf die Position Anteile an verbundenen Unternehmen, die durch die erwähnten Zukäufe der russischen Impexbank sowie der tschechischen eBanka und durch die Kapitalerhöhungen bei den oben angeführten Unternehmen entsprechend wuchs.

Der Anstieg bei den sonstigen Forderungen ggü. verbundenen Unternehmen resultiert vor allem aus Sicherungsgeschäften (Bewertungseinheit). Auf der Passivseite ist die Ausweitung der Bilanzsumme im Wesentlichen auf die Aufnahme von Ergänzungskapital (nachrangigen Verbindlichkeiten) zurückzuführen. Tatsächliche Guthaben sowie Verbindlichkeiten bei Kreditinstituten bestehen ausschließlich beim Hauptaktionär Raiffeisen Zentralbank AG.

Das Eigenkapital der Gesellschaft stieg nach Abzug der eigenen Aktien gegenüber dem 31.12.2005 um 32 Prozent auf € 2,36 Milliarden.

Die Gewinn- und Verlustrechnung des Geschäftsjahres 2006 weist einen Jahresüberschuss in Höhe von € 643,9 Millionen aus (2005: € 93,1 Millionen). Wesentlich trugen dazu die Gewinne aus dem Verkauf der Raiffeisenbank Ukraine sowie des Anteils an der Bank TuranAlem in Kasachstan bei. Die Umsatzerlöse in Höhe von € 28,8 Millionen weisen mit 5 Prozent einen relativ geringen Anstieg auf; die aus dem Netzwerk erhaltenen Dividenden stiegen um knapp 12 Prozent auf € 116 Millionen.

Die ordentlichen Betriebsaufwendungen stiegen im Jahresvergleich um € 25,1 Millionen auf € 77,2 Millionen. Der Anstieg des Personalaufwandes um € 12,3 Millionen ist einerseits auf den sich aus der Geschäftsausweitung ergebenden Mitarbeiteraufbau und andererseits auf einen höheren Vorsorgebedarf bei den Prämienrückstellungen infolge der positiven Geschäftsentwicklung zurückzuführen. Innerhalb der sonstigen betrieblichen Aufwendungen erhöhten sich vor allem die EDV-Aufwendungen sowie die Werbe- und Repräsentationsaufwendungen. Die gestiegenen Zinsaufwendungen entstanden vor allem durch die Aufnahme von Hybridkapital in Höhe von € 500 Millionen sowie für bei der Raiffeisen Zentralbank bestehende Kreditlinien.

Nach Rücklagendotierung in Höhe von € 491,6 Millionen (2005: 0) verbleibt ein Jahresgewinn von € 152,3 Millionen (2005: € 93,1 Millionen).

Die Anzahl der Aktien blieb mit 142,77 Millionen Stück unverändert im Vergleich zum 31.12.2005. Größter Aktionär ist ebenso unverändert die *Raiffeisen Zentralbank AG* mit einem Anteil von 70 Prozent. Diese hat das Recht auf Entsendung von bis zu einem Drittel der Aufsichtsratsmitglieder, solange sie eine Beteiligung an der Gesellschaft hält.

Die Aktien der Raiffeisen International notieren an der Wiener Börse. Im Jahr 2006 wurden insgesamt fast 65 Millionen Aktien gehandelt, wobei das Umsatzvolumen € 4,7 Milliarden betrug. Der durchschnittliche Tagesumsatz

lag bei über 260.000 Aktien.

Die Hauptversammlung ermächtigte den Vorstand nach Maßgabe der Bestimmungen des Aktiengesetzes in der Fassung des Aktienrückerwerbsgesetzes und des Aktienoptionsgesetzes zum Erwerb und, ohne dass die Hauptversammlung vorher nochmals befasst werden muss, gegebenenfalls zum Einzug eigener Aktien. Der Anteil der zu erwerbenden und bereits erworbenen Aktien darf 10 Prozent des Grundkapitals der Gesellschaft nicht übersteigen. Die Dauer der Ermächtigung zum Erwerb eigener Aktien ist mit 18 Monaten seit der Beschlussfassung in der Hauptversammlung begrenzt. Der geringste beim Rückerwerb zu leistende Gegenwert beträgt € 1,0 der höchste beim Rückerwerb zu leistende Gegenwert darf nicht mehr als 10 Prozent über den durchschnittlichen, ungewichteten Börsenschlusskurs der der Ausübung dieser Ermächtigung vorangegangenen 10 Handelstage liegen. Sowohl der Ermächtigungsbeschluss als auch das darauf beruhende Rückkaufprogramm und ein allfälliges Wiederverkaufsprogramm sowie deren Dauer sind zu veröffentlichen. Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats für die Veräußerung der eigenen Aktien eine andere Art der Veräußerung als über die Börse oder durch ein öffentliches Angebot unter Ausschluss des Bezugsrechts der Aktionäre zu beschließen. Das Bezugsrecht der Aktionäre darf nur dann ausgeschlossen werden, wenn die Veräußerung der eigenen Aktien als Gegenleistung beim Erwerb von Unternehmen oder Gesellschaftsanteilen oder zum Zweck der Durchführung eines Programms für Mitarbeiterbeteiligung oder eines Aktienoptionsplans für Mitarbeiter der Gesellschaft, leitende Angestellte und Mitglieder des Vorstands der Gesellschaft und der mit ihr verbundenen Unternehmen erfolgt.

In der ordentlichen Hauptversammlung vom 7. Juni 2006 wurde der Vorstand ermächtigt, das Grundkapital um bis zu € 217.258.695,65 durch Ausgabe von bis zu 71.385.000 Stück neuen, auf Inhaber lautenden Stammaktien zu erhöhen. Gleichzeitig wurde die Ermächtigung des Vorstands gemäß § 169 AktG, das Grundkapital bis zum 8. März 2010 um bis zu € 12.917.387,13 auch unter Ausschluss des Bezugsrechts zu erhöhen, widerrufen.

Bestimmungen hinsichtlich der Ernennung und Abberufung der Mitglieder des Vorstands und des Aufsichtsrats

Personen, welche das 68. Lebensjahr vollendet haben, können nicht zum Mitglied des Vorstands bestellt oder für eine weitere Funktionsperiode wiederbestellt werden. Personen, welche das 75. Lebensjahr vollendet haben, können nicht zum Mitglied des Aufsichtsrats gewählt oder für eine weitere Funktionsperiode wiedergewählt werden. Darüber hinaus kann keine Person gewählt werden, welche insgesamt mehr als 8 Aufsichtsratsmandate in börsennotierten Gesellschaften hat. Der Vorsitz im Aufsichtsrat einer börsenotierten Gesellschaft zählt doppelt.

Risikomanagement

Das Kerngeschäft der Raiffeisen International besteht im Erwerb, Besitz und Führen von Mehrheitsbeteiligungen an Banken und Finanzinstituten in Zentral- und Osteuropa. Potentielle Akquisitionsobjekte werden intensiven internen Prüfungsprozessen unterzogen. Situationsabhängig werden externe Berater hinzugezogen. Den Abschlüssen liegen umfangreiche Beteiligungsverträge zugrunde, die dem Beteiligungsausmaß entsprechend umfassende Kontrollrechte sowie Abstimmungsprozesse mit Minderheitsaktionären für Veräußerungen definieren. Diese Rechte werden vom Management und den Mitarbeitern der Raiffeisen International wahrgenommen. Die wirtschaftliche Entwicklung der Gesellschaften wird laufend in Monats-, Quartals- und Jahresberichten entsprechend dokumentiert und analysiert.

Zu folgenden Beteiligungen bestehen Syndikatsverträge mit den jeweiligen Mitaktionären:

Raiffeisenbank a.s. (Tschechische Republik), *Tatra Banka a.s.* (Slowakei), *Raiffeisen-RBHU Holding GmbH* (Österreich), *Raiffeisen Krekova banka d.d.* (Slowenien), *Raiffeisenbank Austria d.d.* (Kroatien). Diese Syndikatsverträge regeln insbesondere wechselseitige Vorkaufsrechte. Bei einem Kontrollwechsel – auch infolge eines Übernahmeangebots – enden die Syndikatsverträge automatisch. Die mit der EBRD abgeschlossene Aktionärsvereinbarung bereffend die *Priorbank JSC* (Weißrussland) sieht für den Fall eines Kontrollwechsels bei der

Gesellschaft vor, dass der EBRD ein Optionsrecht zum Verkauf ihrer sämtlichen an der Priorbank gehaltenen Aktien an die Gesellschaft zusteht.

Risikomanagement ist eine Kernkompetenz der Raiffeisen International. Die Steuerung des Risikos ist eine zentrale Konzernfunktion.

Prinzipien des Risikomanagements

Die Risiken der einzelnen Netzwerkbanken sowie der Spezialgesellschaften werden durch ein umfassendes System von Risikoprinzipien, Risikomessungs- und Überwachungsverfahren sowie durch entsprechende Organisationsstrukturen kontrolliert und gesteuert. Die Risikopolitik – damit auch die Risikoprinzipien – wird im Rahmen der von der Konzernzentrale vorgegebenen Regelungen festgelegt:

- Kredit-, Länder-, Markt-, Liquiditäts- und operationale Risiken werden auf allen Ebenen des Konzerns koordiniert.
- Um einen konsistenten und kohärenten Risikomanagementansatz zu gewährleisten, wird dieser mit der Muttergesellschaft RZB koordiniert.
- Konzernweit werden einheitliche Ratingmethoden angewendet.
- Kreditrichtlinien werden im Rahmen des jährlichen Budgetierungs- und Planungsprozesses überarbeitet und bewilligt.
- Es besteht eine klare personelle und funktionale Trennung zwischen den Geschäfts- und allen Risikomanagementaktivitäten.
- Die Unternehmenskreditausfallsvorsorge beruht hauptsächlich auf einer Case-by-Case-Basis, die das Risiko des Verlustes einbezieht. Der Kreditausfallsvorsorge für Privatkunden liegt der Portfolio-Ansatz zugrunde.
- Produktneueinführungen im Retail-Segment bedürfen grundsätzlich der Zustimmung durch die Zentrale.

Initiativen für das Risikomanagement

Privatkundenbereich sowie Kleinunternehmen

Schwerpunkte des Risikomanagements bei Privatkunden und Kleinunternehmen bildeten die folgenden drei Hauptbereiche:

- Entwicklung der Infrastruktur
- Unterstützung des profitablen Wachstums
- Portfoliomanagement

Das Jahr 2006 war geprägt von einer weiteren Stärkung der Infrastruktur im Retail-Segment. Eine umfassende Rahmenstruktur für das Privatkunden-Risikomanagement wurde eingeführt, die die verschiedenen Bereiche (z. B. Organisation, Portfoliomanagement, Betrugsprävention) in drei Komplexitätsstufen gliedert und darauf aufbauend jeweils einheitliche Standards setzt. Jede lokale Retail-Risk-Organisation nahm auf Grundlage dieser Standards eine Selbstbewertung der vorhandenen Kreditrisikostrukturen vor. Des Weiteren vereinbarten sie mit dem zentralen Risikomanagement in Wien landes- und bereichsspezifische Personalentwicklungspläne. Diese Entwicklungspläne bildeten dann ein Kernelement im persönlichen Zielvereinbarungsprozess der Retail Risk Manager in den Netzwerkbanken. Ebenso lieferte die Selbstbewertung den Maßstab für den Umfang der Unterstützung, den die einzelnen Banken von den zentralen Stellen erhielten.

Neben dieser Rahmenstruktur selbst wurden mehrere Risikoinstrumente, Richtlinien und Verfahrensweisen eingeführt. Hierzu zählt neben einem Standard-Belastungstest von in Fremdwährung denominierten oder an eine Fremdwährung gebundenen Retail-Portfolios auch eine Detaillierung, die den IAS 39 und das Konzernabschlusshandbuch ergänzt und eindeutige Richtlinien für die Bildung von Wertberichtigungen und deren Budgetierung für Privatkunden- und Mikroportfolios vorgibt. Ein umfassendes Paket zur Überwachung der Inkassoergebnisse sowie weitere Inkassoinstrumente wurden entwickelt und werden derzeit in den einzelnen

Netzwerkeinheiten eingeführt.

Ein Schwerpunkt des Retail Risk Management war der Ausbau der Portfoliosteuerung. Um die Hauptrisiken zu ermitteln und einzudämmen, wurden Dutzende neue und bestehende Produkte geprüft. Gleichzeitig wurde die Rentabilität dieser Produkte untersucht und die zugrunde liegenden Prozesse einer genauen Prüfung unterzogen. Im Privatkunden- und Mikrobereich wurden mehr als 40 Antrags- und Verhaltensbewertungsmodelle entwickelt bzw. überprüft. Für das Small Enterprise-Bewertungsmodell für Kleinunternehmen wurden zwei Verifizierungsanalysen durchgeführt.

Portfoliokontrolle und -management wurden auf Segment- und Produktebene zwingend vorgeschrieben. Die Berichtsgranularität für größere Netzwerkeinheiten wurde deutlich erhöht und die Portfolio-Berichte für kleine und mittlere Unternehmen wurden standardisiert. Key Performance Indices auf Basis des Budgets oder der historischen beziehungsweise der zu erwartenden zukünftigen Entwicklung wurden eingeführt. Derzeit werden die Ist-Abweichungen der Prognosemodelle analysiert. Mit Blick auf das Privatkunden-Kreditrisiko wurden die bestehenden Basel-II-Konzeptpapiere einer Prüfung unterzogen und deutlich erweitert. Ziel ist es, den einzelnen Netzwerkeinheiten umfassende Handlungsanweisungen zur Verfügung zu stellen. Für den Privatkundenbereich wurde eine allgemeine Risikobewertung eingeführt. Sie nutzt dieselbe Skalierung wie das Risikobewertungssystem für das Unternehmenssegment, jedoch wird die Ausfallwahrscheinlichkeit privatkundenspezifisch ermittelt. Mit Blick auf das Privatkunden-Kreditrisiko wurden die bestehenden Basel II-Konzeptpapiere einer Prüfung unterzogen und deutlich erweitert.

Im Jahr 2007 wird es keine Veränderung bei den Schwerpunkten des Risikomanagements geben. Ziel wird weiterhin sein, das Retail-Risikomanagement auszubauen. Die Raiffeisen International wird die Entwicklung der Infrastruktur weiter auf Basis der in den vergangenen Jahren entwickelten Rahmenstruktur bewerten und vorantreiben. Angesichts des allgemein und besonders in der GUS starken Portfoliowachstums wird sich das Risikomanagement der Raiffeisen International insbesondere auf das Inkasso sowie auf die Betrugsprävention und -ermittlung konzentrieren. Das Geschäftswachstum wird durch weitere Standardisierung und Rationalisierung der Produkte und Risikoprozesse unterstützt. Weiterhin werden Berichtsplattformen angepasst, um Bewertung und Tiefenanalyse zu verbessern. Im Hinblick auf Basel II konzentrieren sich die Kräfte auf die Einführung der im Jahr 2006 angepassten Konzepte. Außerdem wird das Datenqualitätsmanagement gestärkt.

Risikomanagement im Firmenkundenbereich

Im Corporate Risk Management wurden 2006 die Standards der konzernweiten Risikosteuerung weiter harmonisiert. Grundsätze des Kreditgeschäfts sowie Aufbau- und Ablauforganisation sind in einem Kredithandbuch (Basel-II-konform und den Standards der österreichischen Finanzmarktaufsicht folgend) festgelegt. Es umfasst unter anderem Prinzipien über die Anwendung einheitlicher Risikobewertungsmethoden, Kreditbearbeitungs- und Entscheidungsprozesse sowie Festlegungen zu länderspezifischer Risikopolitik. Das Kredithandbuch gilt für alle Unternehmen der Raiffeisen International.

In allen Netzwerkbanken ist die klare Abgrenzung zwischen Markt- und Risikoeinheiten organisatorisch geregelt. Auf Grundlage einer neuen, konzernweit einheitlichen Funktionsbeschreibung werden in den Netzwerkbanken sukzessive hochqualifizierte Chief Risk Officer (CRO) mit jeweils landesweiter Verantwortung bestellt. Die CRO-Funktion wird zukünftig entweder von einem Mitglied des Vorstands der jeweiligen Netzwerkbank oder einem Mitglied der zweiten Führungsebene wahrgenommen; aufgrund der Bedeutung der Funktion bedarf die Besetzung des CRO in jedem Fall der vorherigen Genehmigung durch die zentralen Gremien der Raiffeisen International. Durch diese Maßnahme wurde die Position des lokalen CRO sowohl inhaltlich als auch hinsichtlich der hierarchischen Positionierung gestärkt.

Organisation des Corporate Risk Management


Zentrales Risikomanagement
Lokale Kreditkomitees
Lokales Risikomanagement

In jeder lokalen Netzwerkeinheit agieren lokale Risikomanagementeinheiten, die die länderspezifischen Risken marktnah bewerten und steuern. Die Netzwerkeinheiten verfügen über ein lokales Entscheidungspouvoir, das abhängig von der Größe der jeweiligen Unternehmenseinheit und länderspezifischen Faktoren ist und zentral von den Gremien der Raiffeisen International in Wien genehmigt wird. Jene Geschäfte, die das lokale Genehmigungspouvoir der Netzwerkeinheit überschreiten, werden vom zentralen Risikomanagement Head Office in Wien geprüft. Durch intensive Schulungs- und Austauschprogramme wurde die korrekte Anwendung der einheitlichen Standards konzernweit forciert. So durchliefen im Jahr 2006 über 60 Corporate Risk Manager, Corporate Credit Officer und Senior Corporate Account Manager aus den Tochtergesellschaften mehrere einwöchige Kreditanalyse- und Risikomanagementseminare. Den intensiven Kontakt mit den zentralen Einheiten fördern Entsendeprogramme und Training-on-the-Job-Module in Wien.

Zusätzlich wurde auf Ebene des zentralen Risikomanagements die neue Funktion Credit Examination/Quality Control geschaffen, deren Aufgabe es ist, eine Qualitätsprüfung der Kreditprozesse und eine Überprüfung der adäquaten Anwendung der Risikomanagementinstrumente und -standards in den Netzwerkbanken durchzuführen. Desgleichen werden Kreditentscheidungen der lokalen Kompetenzträger von dieser Einheit im Rahmen von individuellen Erkundungen vor Ort evaluiert. Aufbauend auf den Evaluierungsergebnissen werden Best-Practice-Beispiele erarbeitet und Prozesse optimiert.

Im Transformationsprozess des Leasingbereichs der Raiffeisen International, der im Jahr 2006 startete, wurde besonderer Wert auf die enge Verzahnung der lokalen Leasinggesellschaft mit der jeweiligen Netzwerkbank gelegt. Die Risikomanagementeinheiten der Leasinggesellschaften wurden funktional dem Risikomanagement der jeweiligen Netzwerkbank unterstellt oder komplett in dieses integriert. Der Transformationsprozess zielt auf eine Steigerung der Effizienz des Kreditprozesses sowie auf eine kohärente und konsistente Risikosteuerung in den jeweiligen lokalen Bank- und Leasinginstituten ab.

Bei der Integration der Bank Aval wurde die Implementierung von Risikostandards, Prozessen und Risikobewertungsinstrumenten des Konzerns planmäßig weitergeführt. Nach diesem Vorbild wurden auch für die im Jahr 2006 erworbene Impexbank sowie für die eBanka Integrationspläne erarbeitet, die sukzessive umgesetzt werden. Das Rating des gesamten Portfolios laufender Unternehmensfinanzierungen nach dem Raiffeisen International-Ratingmodell wurde in allen drei Banken abgeschlossen.

Basel II

Das zentrale Implementierungsprojekt koordiniert und unterstützt die lokale Umsetzung in enger Zusammenarbeit mit den jeweiligen Aufsichtsbehörden, um volle Einhaltung sowohl der österreichischen als auch der diversen lokalen Verordnungen sicherzustellen. Es wird zudem auch großer Wert auf die konzernweite Sicherstellung hoher Datenqualität gelegt. Bestehende IT-Systeme wurden erfolgreich an die Datenanforderungen unter den neuen Basel-II-Verordnungen angepasst. Alle Basel-II-Aktivitäten sorgen für einheitliche Standards sowie harmonisierte Verfahren und Kreditbewertungsinstrumente, damit sichergestellt ist, dass konzernweit ein anspruchsvolles, zeitgemäßes und der aktuellen Verordnungslage entsprechendes Risikomanagement zum Einsatz kommt.

Human Resources

Die Raiffeisen International beschäftigte in der Zentrale Wien per 31.12. 2006 143 Mitarbeiter (im Jahresdurchschnitt 134 Mitarbeiter), was gegenüber dem Vorjahr einen Anstieg um 31 Personen darstellt. Zusammen mit der ebenfalls in Wien angesiedelten Raiffeisen Group IT GmbH und der Raiffeisen Leasing International GesmbH waren insgesamt 212 Mitarbeiter beschäftigt.

Performance Management

Innerhalb von nur fünf Jahren hat sich die Mitarbeiterzahl der Raiffeisen International auf Konzernebene verfünffacht – auf mehr als 54.700 Personen Ende 2006. Performance Management als zyklischer Geschäftsprozess zur Messung, Verbesserung und auch Belohnung der Leistung der einzelnen Mitarbeiter ist ein zentrales Element zur planmäßigen Steuerung dieses rapiden Wachstums. Performance Management dient der Umsetzung der Konzernstrategie, weil durch diesen Prozess die individuellen Planziele der Mitarbeiter auf die Unternehmensziele abgestimmt werden. Klare Positionierung im Wertschöpfungsprozess gibt dem einzelnen Mitarbeiter Orientierung bei der Aufgabenerfüllung. Objektivierte Bewertung der individuellen Leistung, regelmäßiges Feedback und entsprechende Anerkennung wirken sich positiv auf die Motivation der einzelnen Mitarbeiter aus und fördern dadurch die Leistungsfähigkeit des gesamten Unternehmens.

Performance Management bildet gleichzeitig die Grundlage für eine Vielzahl von Personalentscheidungen. Neben der Ausgestaltung der Entlohnungssysteme, der Erkennung und Bindung von Leistungsträgern, der Führungskräfteentwicklung und Karriereplanung bildet es die Basis einer koordinierten Nachfolgeplanung.

Im Jahr 2006 startete der Vorstand der Raiffeisen International eine konzernweite Initiative, um das Performance Management auszubauen und den gesamten Prozess unternehmensweit stärker zu vereinheitlichen. Der Ausbau bezog sich hierbei auf folgende Kernaktivitäten:

- Einbeziehung einheitlicher kultureller Schlüsselkompetenzen in lokale Performance-Management-Systeme der Netzwerkbanken. Gruppenverständnis und Zusammenhalt aller Mitarbeiter können dadurch auf Basis des konzernweit gültigen Unternehmensleitbilds der Raiffeisen International gefestigt werden.
- Neugestaltung der Performance-Management-Systeme für die erste und zweite Führungsebene der Netzwerkbanken.
- Durchführung einheitlicher Performance-Management-Auffrischungskurse in allen Ländern.

Weitere Projekte zur Förderung des konzernweiten Performance-Management-Standards werden auch im Jahr 2007 sowie teilweise im Jahr 2008 durchgeführt werden.

Strategische Weiterbildungsinitiativen

Besonderes Augenmerk bei der Unterstützung strategischer Initiativen durch Weiterbildungsmaßnahmen galt den Mitarbeitern im Retail-Geschäft.

Im Rahmen des gruppenweiten Sales-Force-Effectiveness-Programms wurde eine umfassende Qualifizierungsinitiative gestartet, speziell ausgerichtet sowohl auf Mitarbeiter des Bereichs Privatkunden als auch der Bereiche Kleine und Mittlere Unternehmen. Entwickelt wurden die Weiterbildungsprogramme in Zusammenarbeit mit namhaften internationalen Beratungsunternehmen. In Polen, Rumänien, der Tschechischen Republik, Kroatien, Serbien und Albanien wurden die Maßnahmen mit Unterstützung von Spezialisten der zentralen Unternehmenseinheiten bereits erfolgreich implementiert.

Im Bereich Retail Risk Management wurde das Angebot an internationalen, konzernweit einheitlichen Trainings für die Netzwerkbanken weiter ausgebaut. Derzeit umfasst das Angebot 16 Module, mit denen die Raiffeisen International – in Kooperation mit internationalen Trainingsanbietern – die Retail-Risk-Mitarbeiter aus allen Netzwerkbanken umfassend weiterbildet.

Managemententwicklung und Führungskräfteweiterbildung

In den einzelnen Netzwerkbanken wurde – basierend auf dem konzernweit einheitlichen Schlüsselkompetenzmodell – das Management-Training für Führungskräfte und Nachwuchsführungskräfte weiter ausgebaut. Insgesamt nutzten rund 180 der 500 wichtigsten Führungskräfte im abgelaufenen Geschäftsjahr Executive Trainings sowie individuelle Entwicklungsprogramme, die zentral koordiniert auf die jeweilige Person abgestimmt werden.

Um weiterhin eine breite Basis an Management-Talenten zu haben, starteten in den meisten Netzwerkbanken neue Programme, so dass auch in Zukunft die Besten für Raiffeisen gewonnen, entwickelt und langfristig an das Unternehmen gebunden werden können. Dazu intensivierte die Raiffeisen International beispielsweise die Zusammenarbeit mit lokalen Universitäten; Traineeprogramme wurden aufgesetzt und Entwicklungspfade definiert.

Anreize für das Top-Management

Der Vorstand der Raiffeisen International hat mit Zustimmung des Aufsichtsrats ein Share Incentive Program (SIP) beschlossen, das eine performance-abhängige bedingte Zuteilung von Aktien der Gesellschaft an berechtigte Mitarbeiter im In- und Ausland innerhalb einer vorgegebenen Frist anbietet. Teilnahmeberechtigt sind alle Vorstände der Raiffeisen International, Vorstandsmitglieder der mit ihr verbundenen Bank-Tochterunternehmen sowie ausgewählte Führungskräfte der Raiffeisen International und deren verbundenen Unternehmen.

Die Anzahl der Stammaktien der Raiffeisen International, die letztlich übertragen werden, hängt vom Erreichen zweier Performance-Kriterien ab: vom vorgegebenen Return on Equity (RoE) und von der Wertentwicklung der Aktie der Raiffeisen International im Vergleich zum Total Shareholder Return der Aktien der Unternehmen im DJ Euro STOXX BANKS-Index nach Ablauf einer dreijährigen Halteperiode. Des Weiteren muss ein aktives Dienstverhältnis zur Raiffeisen International bestehen. Die Teilnahme am SIP ist freiwillig.

Ausblick für 2007

Konjunkturaussichten

Die Volkswirtschaften Mittel- und Osteuropas begannen das Jahr 2007 – vor dem Hintergrund eines außergewöhnlichen Wirtschaftswachstums im zweiten Halbjahr 2006 – mit großer Dynamik. Für 2007 wird erneut ein kräftiges reales BIP-Wachstum erwartet, wenn auch etwas unter dem Niveau von 2006. Hauptgrund hierfür ist das internationale wirtschaftliche Umfeld, auf dem das CEE-Wachstumsszenario aufbaut: für 2007 wird von einer deutlichen Verlangsamung des realen BIP-Wachstums in den USA auf 1,9 Prozent (2006: 3,4 Prozent) und einer etwas geringeren Abschwächung in der Eurozone auf 2,2 Prozent (2006: 2,7 Prozent) ausgegangen. Trotz der prognostizierten Abkühlung der ungarischen Wirtschaft auf rund 2,5 Prozent im Jahresvergleich – eine Folge der überfälligen Haushaltskonsolidierung – sollten die neuen mitteleuropäischen EU-Mitgliedsstaaten dennoch ein durchschnittliches reales BIP-Wachstum von rund 4,8 Prozent erzielen, nach einem Rekordwachstum von 5,4 Prozent im Vorjahr. Für die beiden jüngsten EU-Mitgliedsstaaten Bulgarien und Rumänien sollten die positiven Auswirkungen des EU-Beitritts mögliche Anfangsschwierigkeiten weitgehend ausgleichen. Insgesamt ist für die südosteuropäischen Übergangsländer 2007 ein durchschnittliches reales BIP-Wachstum von rund 5,8 Prozent zu erwarten (2006: 6,6 Prozent). Der europäische Teil der GUS dürfte mit etwa 5,9 Prozent auch 2007 die Region

mit dem höchsten Wirtschaftswachstum bleiben (2006: 7,0 Prozent).

Wie auch in den letzten Jahren werden die Verbrauchernachfrage und Kapitalinvestitionen wohl die wichtigsten Wachstumstreiber bleiben. Beide profitieren vom anhaltenden Kreditboom in den CEE-Ländern, der durch die umfangreiche Restrukturierung und Privatisierung des Bankensektors und tief greifende Reformen der rechtlichen und institutionellen Rahmenbedingungen – eine Folge des EU-Integrationsprozesses – ermöglicht wurde. Darüber hinaus bleiben die CEE-Länder als Standorte für ausländische Direktinvestitionen unverändert attraktiv. Der Aufbau moderner, exportorientierter Produktionsanlagen ist eindeutig ein gutes Vorzeichen für die künftige Entwicklung der Exporte und des Wirtschaftswachstums.

Der anhaltende Aufholprozess im Wirtschaftsbereich dieser Länder sollte zudem mittelfristig eine Fortsetzung der realen und zum Teil nominalen Aufwertung der CEE-Währungen gestatten, wenn auch die außergewöhnlich starke Entwicklung im letzten Quartal 2006 die Wahrscheinlichkeit einer vorübergehenden Korrektur im Laufe des ersten Halbjahres 2007 erhöht.

Vorgänge von besonderer Bedeutung nach dem Bilanzstichtag

Vorgänge von besonderer Bedeutung, die einen Einfluss auf die Vermögens-, Finanz- und Ertragslage des Unternehmens haben könnten, ereigneten sich dem Konzernbilanzstichtag nicht.

Gewinnverwendungsvorschlag

Der Vorstand wird der Hauptversammlung vorschlagen, aus dem Bilanzgewinn des Geschäftsjahrs 2006 der Raiffeisen International Bank-Holding AG eine Dividende von € 0,71 je Stammaktie auszuschütten – dies entspricht einer maximalen Ausschüttungssumme von € 101.181 Tausend – und den verbleibenden Rest auf neue Rechnung vorzutragen.

Gewinn- und Verlustrechnung für das Geschäftsjahr 2006

	2006 EUR	2005 TEUR
1. Umsatzerlöse	28.775.018,06	27.419
2. Sonstige betriebliche Erträge		
a) Erträge aus der Auflösung von Rückstellungen	*155.157,60*	*2.020*
b) Übrige	*5.330.955,97*	*7.583*
	5.486.113,57	9.603
3. Personalaufwand		
a) Gehälter	*-22.106.651,36*	*-12.844*
b) Aufwendungen für Abfertigungen und Leistungen an betriebliche Mitarbeitervorsorgekassen	*-462.972,77*	*-247*
c) Aufwendungen für Altersversorgung	*-2.286.992,64*	*-218*
d) Aufwendungen für gesetzlich vorgeschriebene Sozialabgaben sowie vom Entgelt abhängige Abgaben und Pflichtbeiträge	*-2.625.346,36*	*-1.963*
e) Sonstige Sozialaufwendungen	*-289.971,19*	*-211*
	-27.771.934,32	-15.483
4. Abschreibungen auf immaterielle Gegenstände des Anlagevermögens und Sachanlagen	-91.631,55	-57
5. Sonstige betriebliche Aufwendungen		
a) Steuern	*-659,79*	*-25*
b) Übrige	*-49.349.391,30*	*-36.524*
	-49.350.051,09	-36.549
6. Zwischensumme aus Z 1 bis 5 (Betriebsergebnis)	***-42.952.485,33***	***-15.067***
7. Erträge aus Beteiligungen davon aus verbundenen Unternehmen: EUR 115.009.785,43; Vorjahr: TEUR 101.711	115.916.989,37	103.679
8. Erträge aus anderen Wertpapieren des Finanzanlagevermögens	1.271,25	1.538
9. Sonstige Zinsen und ähnliche Erträge davon aus verbundenen Unternehmen: EUR 5.314.501,14; Vorjahr: TEUR 2.169	8.160.695,30	2.169
10. Erträge aus dem Abgang von und der Zuschreibung zu Finanzanlagen und Wertpapieren des Umlaufvermögens	668.210.992,69	22.952
11. Aufwendungen aus Finanzanlagen davon a) Abschreibungen: EUR 13.899.723,49; Vorjahr: TEUR 9.245 b) Aufwendungen aus verbundenen Unternehmen: EUR 10.849.437,23; Vorjahr: TEUR 12.766	-13.908.160,72	-13.561
12. Zinsen und ähnliche Aufwendungen davon betreffend verbundene Unternehmen: EUR 90.528.219,64; Vorjahr: TEUR 13.559	-90.733.732,98	-14.119
13. Zwischensumme aus Z 7 bis 12 (Finanzergebnis)	***687.648.054,91***	***102.658***
14. Ergebnis der gewöhnlichen Geschäftstätigkeit	**644.695.569,58**	**87.591**
15. Steuern vom Einkommen	-784.428,64	5.463
16. Jahresüberschuss	**643.911.140,94**	**93.054**
17. Zuweisung zu Gewinnrücklagen Andere Rücklagen (freie Rücklagen)	-491.649.374,15	0
18. Jahresgewinn	**152.261.766,79**	**93.054**
19. Gewinnvortrag aus dem Vorjahr	28.918.728,21	68
20. Bilanzgewinn	**181.180.495,00**	**93.122**

Bilanz zum 31. Dezember 2006

Aktiva

	31.12.2006 EUR	31.12.2005 TEUR
A. Anlagevermögen		
I. Immaterielle Vermögensgegenstände		
Software	***264.538,04***	***61***
II. Sachanlagen		
Andere Anlagen, Betriebs- und Geschäftsausstattung	***57.534,57***	***39***
III. Finanzanlagen		
1. Anteile an verbundenen Unternehmen	3.260.575.314,47	2.480.389
2. Beteiligungen	0,00	34.544
3. Wertpapiere des Anlagevermögens	40.863,09	5
	3.260.616.177,56	***2.514.938***
	3.260.938.250,17	**2.515.038**
B. Umlaufvermögen		
I. Forderungen und sonstige Vermögensgegenstände		
1. Forderungen aus Lieferungen und Leistungen	60.513,84	4
2. Forderungen gegenüber verbundenen Unternehmen	42.000.695,15	30.414
3. Sonstige Forderungen und Vermögensgegenstände	4.376.921,42	2.519
	46.438.130,41	***32.937***
II. Wertpapiere und Anteile		
Eigene Anteile	***10.690.166,56***	***3.974***
III. Guthaben bei Kreditinstituten (verbundenes Unternehmen)	***347.860.175,23***	***7.701***
	404.988.472,20	**44.612**
C. Rechnungsabgrenzungsposten	**964.459,36**	**860**
	3.666.891.181,73	**2.560.510**

Passiva

	31.12.2006 EUR	31.12.2005 TEUR
A. Eigenkapital		
I. Grundkapital	***434.517.391,31***	***434.517***
II. Kapitalrücklagen		
1. Gebundene	669.977.082,54	669.977
2. Nicht gebundene	97.066.398,80	97.067
	767.043.481,34	***767.044***
III. Gewinnrücklagen		
1. Gesetzliche Rücklage	5.000.000,00	5.000
2. Andere Rücklagen (freie Rücklagen) davon Rücklage für eigene Anteile: EUR 10.690.166,56; Vorjahr: TEUR 3.974	983.780.717,89	492.131
	988.780.717,89	***497.131***
IV. Bilanzgewinn	***181.180.495,00***	***93.122***
davon Gewinnvortrag: EUR 28.918.728,21; Vorjahr: TEUR 68	**2.371.522.085,54**	**1.791.814**
B. Rückstellungen		
1. Rückstellungen für Abfertigungen	246.964,96	174
2. Rückstellungen für Pensionen	2.802.513,49	759
3. Steuerrückstellungen	454.793,10	135
4. Sonstige Rückstellungen	15.508.844,29	8.654
	19.013.115,84	**9.722**
C. Verbindlichkeiten		
1. Verbindlichkeiten gegenüber Kreditinstituten	372.932.090,24	0
2. Verbindlichkeiten aus Lieferungen und Leistungen	1.302.220,29	218
3. Verbindlichkeiten gegenüber verbundenen Unternehmen	868.196.506,54	691.069
4. Sonstige Verbindlichkeiten	33.925.163,28	67.687
davon aus Steuern: EUR 60.861,16; Vorjahr: TEUR 60 davon im Rahmen der sozialen Sicherheit: EUR 229.973,52; Vorjahr: TEUR 173		
	1.276.355.980,35	**758.974**
	3.666.891.181,73	**2.560.510**
Eventualverbindlichkeiten aus Garantien	1.059.880.074,70	525.131
Offene Einzahlungsverpflichtungen	35.000,00	18

Anhang

zum 31. Dezember 2006

der

Raiffeisen International Bank-Holding AG

A. Erläuterungen der Bilanzierungs- und Bewertungsmethoden

Allgemeine Grundsätze

Der Jahresabschluss wurde unter Beachtung der Grundsätze ordnungsmäßiger Buchführung sowie unter Beachtung der Generalnorm des § 222 Abs. 2 UGB, ein möglichst getreues Bild der Vermögens-, Finanz- und Ertragslage des Unternehmens zu vermitteln, aufgestellt.

Bei der Erstellung des Jahresabschlusses wurde der Grundsatz der Vollständigkeit eingehalten.

Bei der Bewertung der einzelnen Vermögensgegenstände und Schulden wurde der Grundsatz der Einzelbewertung beachtet und eine Fortführung des Unternehmens unterstellt.

Dem Vorsichtsprinzip wurde dadurch Rechnung getragen, dass nur die am Abschlussstichtag verwirklichten Gewinne ausgewiesen wurden, alle erkennbaren Risiken und drohenden Verluste wurden berücksichtigt.

Anlagevermögen

Die **immateriellen Vermögensgegenstände** und **Sachanlagen** werden zu Anschaffungskosten, vermindert um planmäßige Abschreibungen, bewertet.

Die planmäßigen Abschreibungen werden linear unter Zugrundelegung einer Nutzungsdauer von 3 bis 4 Jahren bei immateriellen Vermögensgegenständen sowie von 4 Jahren bei Sachanlagen berechnet.

Von den Zugängen in der ersten Hälfte des Geschäftsjahres wird die volle Jahresabschreibung, von den Zugängen in der zweiten Hälfte wird die halbe Jahresabschreibung berechnet.

Geringwertige Vermögensgegenstände (Einzelanschaffungswert bis EUR 400,00) werden im Zugangsjahr voll abgeschrieben. In der Entwicklung des Anlagevermögens werden sie als Zu- und Abgang gezeigt.

Die **Finanzanlagen** (Anteile an verbundenen Unternehmen, Beteiligungen und Wertpapiere des Anlagevermögens) werden grundsätzlich mit den Anschaffungskosten, gegebenenfalls vermindert um Abschreibungen zur Berücksichtigung dauernder Wertminderung, bewertet.

Zuschreibungen bis maximal zu den Anschaffungskosten werden vorgenommen, wenn die Gründe für die dauernde Wertminderung weggefallen sind.
Im Geschäftsjahr wurden außerplanmäßige Abschreibungen in Höhe von TEUR 10.841 bei den Anteilen an verbundenen Unternehmen vorgenommen.

Bei Vorliegen von Währungskurssicherungsgeschäften für Beteiligungen erfolgt die Anwendung des Einzelbewertungsgrundsatzes auf Ebene der Bewertungseinheit.

Umlaufvermögen

Forderungen sind zum Nennwert bewertet, soweit nicht im Fall erkennbarer Einzelrisiken ein niedrigerer Wert angesetzt wird. Forderungen in Fremdwährung werden zum Geldkurs des Entstehungsstichtages oder zum niedrigeren Geldkurs des Bilanzstichtages bewertet.

Wertpapiere und Anteile (eigene Anteile) werden grundsätzlich zu Anschaffungskosten, gegebenenfalls vermindert um Abschreibungen, bewertet, wenn der Börsekurs zum Abschlussstichtag unter den Anschaffungskosten liegt. Die dem Share Incentive Program (SIP) gewidmeten eigenen Aktien werden über die Restlaufzeit des jeweiligen Programmes (Laufzeit je drei Jahre) abgeschrieben. Details zum SIP siehe Rückstellungen Seite 9.

Rückstellungen

Sämtliche leistungsorientierten Sozialkapitalrückstellungen **(Rückstellungen für Abfertigungen und Pensionen)** werden gemäß IAS 19 – Employee Benefits – nach dem Anwartschaftsbarwertverfahren (Projected Unit Credit Method) ermittelt. Das Wahlrecht gemäß IAS 19.92 (Korridormethode) wird nicht ausgeübt.

Für die versicherungsmathematische Berechnung der Abfertigungs- und Pensionsverpflichtungen wird ein Rechnungszinsfuß von 4,5 % p.a. (Vorjahr: 4,25 % p.a.) zugrunde gelegt. Die Parameter für die Abfertigungsverpflichtungen sind mit einer gegenüber dem Vorjahr unveränderten durchschnittlichen Gehaltssteigerung von 3 Prozent p.a. sowie einem unveränderten individuellen Karrieretrend von 2 Prozent p.a. angesetzt.

Als biometrische Rechnungsgrundlagen werden für alle Sozialkapitalrückstellungen die AVÖ 1999-P-Rechnungsgrundlagen für die Pensionsversicherung - Pagler & Pagler in der Ausprägung für Angestellte unter Berücksichtigung eines Langlebigkeitsfaktors herangezogen. Die Berechnungen basieren auf einem kalkulatorischen Pensionsalter von 65 Jahren unter Beachtung der gesetzlichen Übergangsbestimmungen sowie einzelvertraglicher Besonderheiten.

Die **Steuerrückstellungen** und **sonstigen Rückstellungen** werden in Höhe der voraussichtlichen Inanspruchnahme gebildet. Sie berücksichtigen alle erkennbaren Risiken und der Höhe nach noch nicht feststehende Verbindlichkeiten.

Verbindlichkeiten

Die **Verbindlichkeiten** sind mit ihrem Rückzahlungsbetrag unter Bedachtnahme auf den Grundsatz der Vorsicht angesetzt. Fremdwährungsverbindlichkeiten werden zu Anschaffungskosten oder zum höheren Devisenkurs des Bilanzstichtages angesetzt.

Optionen werden zum Marktwert bewertet. Die Ermittlung des beizulegenden Zeitwertes erfolgt anhand von geeigneten Optionspreismodellen.

Termingeschäfte werden zum Terminkurs am Bilanzstichtag umgerechnet.

Gewinn- und Verlustrechnung

Die Gewinn- und Verlustrechnung wurde nach dem Gesamtkostenverfahren erstellt.

B. Erläuterungen zur Bilanz

1. Aktiva

Anlagevermögen

Bezüglich der Entwicklung und der Zusammensetzung des Anlagevermögens verweisen wir auf die Anlage I (Anlagenspiegel gemäß § 226 (1) UGB) sowie die Anlage II zum Anhang (Darstellung der Anteile an verbundenen Unternehmen zum 31. Dezember 2006 gemäß § 238 (2) UGB).

Zur Absicherung der in lokaler Währung geführten Eigenkapitalien an der

- VAT „Raiffeisen Bank Aval", Kiew
- ZAO Raiffeisenbank Austria, Moskau
- Raiffeisen banka a.d., Belgrad
- Raiffeisenbank Austria d.d., Zagreb
- Raiffeisenbank a.s., Prag
- Raiffeisen Bank Polska S.A., Warschau
- Priorbank OAO, Minsk
- Ukrainian Processing Center JSC, Kiew
- „RI - RBHU Holding GmbH", Wien (Raiffeisen Bank Zrt., Budapest)

resultierenden Währungsrisiken wurden Kurssicherungsgeschäfte mit der Raiffeisen Zentralbank Österreich Aktiengesellschaft, Wien, abgeschlossen.

Für die betreffenden Beteiligungen wurden Bewertungseinheiten geschaffen, wodurch bewirkt wird, dass die gegenläufige Wertentwicklung der jeweiligen Fremdwährung zwischen dem Basisgeschäft (Beteiligung) und dem Sicherungsgeschäft kompensatorisch berücksichtigt wird. Die Überprüfung der Hedge- Effizienz erfolgt anhand der jeweiligen Währungsbilanz, wobei für die Absicherung auch hoch korrelierende Währungen herangezogen werden können. Die jeweiligen Wertänderungen werden einerseits beim Beteiligungsansatz (für das Basisgeschäft) und andererseits in den Forderungen bzw Verbindlichkeiten gegenüber verbundenen Unternehmen (für das Sicherungsgeschäft) erfasst.

Umlaufvermögen

Die **Forderungen aus Lieferungen und Leistungen** in Höhe von EUR 60.513,84 (Vorjahr: TEUR 4) betreffen im Wesentlichen Forderungen gegenüber der Betriebsstätte Tschechien und haben 2006 und 2005 eine Restlaufzeit von bis zu einem Jahr .

Unter **Forderungen gegenüber verbundenen Unternehmen** in Höhe von EUR 42.000.695,15 (Vorjahr: TEUR 30.414) werden Forderungen aus Lieferungen und Leistungen in Höhe von EUR 1.400.019,66 (Vorjahr: TEUR 365) und sonstige Forderungen in Höhe von EUR 40.600.675,49 (Vorjahr: TEUR 30.049) ausgewiesen. Die sonstigen Forderungen bestehen im Wesentlichen aus der Bewertung von Kurssicherungsgeschäften, aus Dividendenforderungen sowie aus Steuerumlagen und haben 2006 und 2005 eine Restlaufzeit von bis zu einem Jahr.

Die **Sonstigen Forderungen und Vermögensgegenstände** in Höhe von EUR 4.376.921,42 (Vorjahr: TEUR 2.519) beinhalten im Wesentlichen Forderungen aus der Weiterverrechnung von IT-Projekten, Forderungen gegenüber dem Finanzamt Wien sowie das Deckungskapital einer Rückdeckungsversicherung. Sonstige Forderungen in Höhe von EUR 1.009.548,88 (Vorjahr: TEUR 1.018) haben 2006 und 2005 eine Restlaufzeit von über einem Jahr, die restlichen Forderungen haben eine Restlaufzeit bis zu einem Jahr.

Der Posten **Wertpapiere und Anteile** in Höhe von EUR 10.690.166,56 (Vorjahr: TEUR 3.974) enthält 262.260 Stück eigene Aktien, wobei 199.833 Stück dem Share Incentive Program (SIP) gewidmet sind (Details siehe Rückstellungen Seite 9). Im Geschäftsjahr 2006 wurden 167.000 Stück eigene Aktien zu einem gewichteten Durchschnittspreis von EUR 58,53 pro Aktie erworben.

Die **Guthaben bei Kreditinstituten** in Höhe von EUR 347.858.201,44 (Vorjahr: TEUR 7.699) bestehen im Wesentlichen bei der Raiffeisen Zentralbank Österreich Aktiengesellschaft, Wien, und zur Gänze bei verbundenen Unternehmen. Sie haben 2006 und 2005 eine Restlaufzeit von bis zu einem Jahr.

Rechnungsabgrenzungsposten

Die **Aktiven Rechnungsabgrenzungsposten** in Höhe von EUR 964.459,36 (Vorjahr: TEUR 860) beinhalten vorausbezahlte Aufwendungen und betreffen im Wesentlichen mit EUR 565.000,00 (Vorjahr: TEUR 0) Werbeaufwendungen und mit EUR 283.211,11 (Vorjahr: TEUR 28) Nutzungsentgelte.

2. Passiva

Eigenkapital

Das **Grundkapital** der Gesellschaft beträgt zum 31. Dezember 2006 unverändert gegenüber dem Vorjahr EUR 434.517.391,31 und setzt sich aus 142.770.000 Stück nennwertlosen Stückaktien (Inhaberaktien) zusammen.

Aufgrund eines Beschlusses der ordentlichen Hauptversammlung vom 7. Juni 2006 wurde die in der außerordentlichen Hauptversammlung vom 8. März 2005 beschlossene Ermächtigung des Vorstandes, mit Zustimmung des Aufsichtsrates, das Grundkapital gemäß § 169 AktG bis zum 8. März 2010 durch Ausgabe von bis zu 22.014.285 Stück auf Inhaber lautende Stammaktien um bis zu EUR 66.999.997,83 zu erhöhen, wovon im Geschäftsjahr 2005 in zwei Teilbeträgen ein Volumen von 17.770.000 Stückaktien im Nominale von EUR 54.082.608,70 im Rahmen einer Kapitalerhöhung ausgenutzt wurde, widerrufen. Gleichzeitig wurde der Vorstand dazu ermächtigt, mit Zustimmung des Aufsichtsrates das Grundkapital innerhalb von fünf Jahren ab Eintragung der entsprechenden Satzungsänderung im Firmenbuch durch Ausgabe von bis zu 71.385.000 Stück neuer, auf Inhaber lautende Stammaktien, allenfalls in mehreren Tranchen, gegen Bareinzahlung und/oder Sacheinlage ohne Bezugsrechtsausschluss um insgesamt höchstens EUR 217.258.695,65 zu erhöhen (**genehmigtes Kapital**).

Seit **25. April 2005** notiert die Aktie der Raiffeisen International Bank-Holding AG an der **Wiener Börse** im Prime Market. Der Emissionskurs der Aktie betrug EUR 32,50, der erste festgestellte Kurs betrug EUR 39,00. Am 28. April 2005 wurden die Aktien in den österreichischen Aktienindex, den ATX, aufgenommen. Zum 31. Dezember 2006 notierte die Aktie der Raiffeisen International bei EUR 115,51.

Die Aktionärsstruktur am Grundkapital per 31. Dezember 2006 stellt sich wie folgt dar:

	Stück	TEUR	%
Raiffeisen Zentralbank Österreich Aktiengesellschaft, Wien	100.000.000	304.348	70,04
Streubesitz	42.770.000	130.169	29,96
	142.770.000	434.517	100,00

Die **gebundenen Kapitalrücklagen** in Höhe von EUR 669.977.082,54 und die **nicht gebundenen Kapitalrücklagen** in Höhe von EUR 97.066.398,80 blieben im Geschäftsjahr zur Gänze unverändert.

Die **Gewinnrücklagen** umfassen die gegenüber dem Vorjahr unveränderte **gesetzliche Rücklage** in Höhe von EUR 5.000.000,00 und **andere (freie) Rücklagen** in Höhe von EUR 973.090.551,33 (Vorjahr: TEUR 488.157) und Rücklagen für eigene Anteile in Höhe von EUR 10.690.166,56 (Vorjahr: TEUR 3.974). Im Geschäftsjahr wurden freie Gewinnrücklagen in Höhe von EUR 491.649.374,15 dotiert. Ein Betrag von EUR 6.716.036,51 der **anderen (freien) Rücklagen** wurde im Geschäftsjahr 2006 der Rücklage für eigene Anteile gewidmet.

Rückstellungen

Die **Steuerrückstellungen** in Höhe von EUR 454.793,10 (Vorjahr: TEUR 135) betreffen lohnabhängige Abgaben in einzelnen zentral- und osteuropäischen Ländern.

Die **Sonstigen Rückstellungen** in Höhe EUR 15.508.844,29 (Vorjahr: TEUR 8.654) betreffen im Wesentlichen mit EUR 8.867.178,00 (Vorjahr: TEUR 2.102) Rückstellungen für Bilanz- und sonstige Bonifikationen, mit EUR 4.294.545,00 (Vorjahr: TEUR 4.295) Risiken aus verbundenen Unternehmen, mit EUR 825.823,60 (Vorjahr: TEUR 681) Vorsorgen für den Share Incentive Plan (SIP), mit EUR 595.567,00 (Vorjahr: TEUR 415) ausstehende Eingangsrechnungen sowie mit EUR 560.176,04 (Vorjahr: TEUR 315) noch nicht verbrauchte Urlaube.

Zur Bindung der wesentlichen Leistungsträger an die Gesellschaft und um Betriebstreue zu belohnen, hat der Vorstand der Raiffeisen International mit Zustimmung des Aufsichtsrates ein **Share Incentive Program (SIP)** beschlossen. Auf Grundlage zweier gleich gestalteten Vereinbarungen, vom 1. Juli 2005 (SIP - Tranche 2005) und 15. Mai 2006 (SIP - Tranche 2006), ist eine performance-abhängige Zuteilung von Aktien der Gesellschaft an den Kreis des Top-Managements nach jeweils drei Jahren Anwartschaft vorgesehen.

Das Share Incentive Program ist für den Vorstand sowie Vorstandsmitglieder der mit Raiffeisen International verbundenen Bank-Tochterunternehmen sowie ausgewählte Führungskräfte der Raiffeisen International Bank-Holding AG vorgesehen. Das Top-Management musste eine Eigeninvestition leisten und Aktien der Raiffeisen International selbst kaufen, um in den Genuss des Programms zu kommen. Die so erworbenen Aktien müssen während einer Behaltefrist von drei Jahren im Besitz der einzelnen Manager verbleiben.

Die Zuteilung von Aktien erfolgt entsprechend der Erfüllung zweier gleich gewichteter Leistungsindikatoren. Ein Parameter ist die Performance von Raiffeisen International im Vergleich zum ROE-Ziel (Eigenkapitalrendite-Ziel), berechnet als Durchschnittswert für den Zeitraum der Anwartschaft. Der zweite Parameter ist die Bewertung des Gesamtertrages der Raiffeisen International-Aktie (Total Shareholder Return) im Vergleich zu allen im Index Dow Jones Euro Stoxx Banks geführten Banken.

Die für das SIP notwendigen Aktien werden im Rahmen des Rückkaufprogramms von eigenen Aktien aufgebracht. Zum 31. Dezember 2006 wurden 262.260 Stück eigene Aktien gehalten (ds 0,18 % bzw TEUR 798 des gesamten Grundkapitals), wovon 199.833 Stück dem SIP gewidmet wurden. Davon entfielen 124.338 Stück auf die Zuteilung 2005 und 75.495 auf die Zuteilung 2006. Für weitere für das SIP benötigte eigene Aktien wurde eine Option zum Kauf abgeschlossen.

Verbindlichkeiten

Die **Verbindlichkeiten gegenüber Kreditinstituten** in Höhe von EUR 372.932.090,24 bestehen bei der Raiffeisen Zentralbank Österreich Aktiengesellschaft, Wien (verbundenes Unternehmen), und bei der RAIFFEISENLANDESBANK NIEDERÖSTERREICH-WIEN AG, Wien und haben wie im Vorjahr eine Restlaufzeit von bis zu einem Jahr.

Die **Verbindlichkeiten aus Lieferungen und Leistungen** in Höhe von EUR 1.302.220,29 (Vorjahr: TEUR 218) betreffen zum Bilanzstichtag im Wesentlichen offene Beratungs- und Werbeleistungen. Die Restlaufzeit beträgt 2006 und 2005 bis zu einem Jahr.

Unter **Verbindlichkeiten gegenüber verbundenen Unternehmen** in Höhe von EUR 868.196.506,54 (Vorjahr: TEUR 691.069) werden mit EUR 861.791.774,11 (TEUR 688.989) Finanzverbindlichkeiten, mit EUR 6.371.745,36 (Vorjahr: TEUR 993) Verbindlichkeiten aus Lieferungen und Leistungen und mit EUR 32.987,07 (Vorjahr: TEUR 1.087) sonstige Verbindlichkeiten ausgewiesen.
Die Finanzverbindlichkeiten bestehen im Wesentlichen gegenüber der RI FINANCE (JERSEY) Limited, Channel Islands, in Höhe von EUR 503.025.625,00 (Vorjahr: TEUR 0) aus der Ausgabe eines kaufmännischen Verpflichtungsscheins (inkl abgegrenzte Zinsen), der nachrangig im Sinne des § 45 Abs 4 BWG ist und gegenüber der RISP Beteiligungs- und Finanzierungsmanagement GmbH, Wien in Höhe von EUR 358.766.149,11 (Vorjahr: TEUR 688.989) aus einer Darlehensgewährung. Die Verbindlichkeiten haben mit EUR 500.000.000,00 (Vorjahr: TEUR 0) eine Restlaufzeit von mehr als fünf Jahren, mit EUR 0,00 (Vorjahr: TEUR 687.500) mehr als ein Jahr und mit EUR 368.196.506,54 (Vorjahr: TEUR 3.569) ein Restlaufzeit von bis zu einem Jahr.

Die **Sonstigen Verbindlichkeiten** in Höhe von EUR 33.925.163,28 (Vorjahr: TEUR 67.687) bestehen im Wesentlichen gegenüber der Raiffeisen Landesbank Oberösterreich AG, Linz aus einer erhaltenen Anzahlung (EUR 32.580.000,00), darüber hinaus mit EUR 60.861,16 (Vorjahr: TEUR 60) gegenüber dem Finanzamt und mit EUR 229.973,52 (Vorjahr: TEUR 173) aus Verbindlichkeiten im Rahmen der sozialen Sicherheit.
Sämtliche sonstigen Verbindlichkeiten haben 2006 und 2005 eine Restlaufzeit von bis zu einem Jahr.
Unter den sonstigen Verbindlichkeiten sind Aufwendungen in Höhe von EUR 530.864,74 (Vorjahr: TEUR 286) enthalten, die erst nach dem Abschlussstichtag zahlungswirksam werden.

Angaben zu den sonstigen finanziellen Verpflichtungen

		des folgenden Geschäftsjahres EUR	der folgenden fünf Geschäftsjahre EUR
Verpflichtungen aus Leasingverträgen		95.422,00	477.112,00
	Vorjahr:	*98.474,00*	*492.368,00*
Mietverpflichtungen gegenüber verbundenen Unternehmen (aufgrund eines Service Level Agreements mit der ZHS Office- & Facilitymanagement GmbH, Wien)		1.165.000,00	7.111.000,00
	Vorjahr:	*1.058.000,00*	*6.464.000,00*
Verpflichtungen gegenüber verbundenen Unternehmen im Zusammenhang mit der technischen Implementierung von Basel II		7.340.000,00	32.693.000,00
	Vorjahr:	*10.164.000,00*	*36.759.000,00*
Sonstige Verpflichtungen gegenüber verbundenen Unternehmen (aufgrund Service Level Agreements)		15.096.800,00	85.761.836,00
	Vorjahr:	*8.442.000,00*	*56.904.000,00*
		23.697.222,00	126.042.948,00
Vorjahr:		*19.762.474,00*	*100.619.368,00*

Eventualverbindlichkeiten

Eventualverbindlichkeiten aus Garantien gegenüber verbundenen Unternehmen bestehen gegenüber der Eastern European Invest GmbH, Wien, in Höhe von EUR 854.085.991,00 (Vorjahr: TEUR 263.685) und gegenüber der Raiffeisen Zentralbank Österreich Aktiengesellschaft, Wien, in Höhe von EUR 100.028.638,70 (Vorjahr: TEUR 251.446). Garantien gegenüber Dritten bestehen gegenüber der Deutsche Investitions- und Entwicklungsgesellschaft mbH, Köln, in Höhe von EUR 40.000.000,00 (Vorjahr: TEUR 10.000), gegenüber der European Bank for reconstruction and development , London, in Höhe von EUR 40.000.000,00 (Vorjahr: TEUR 0), gegenüber der Kreditanstalt für Wiederaufbau (KfW), Frankfurt am Main, in Höhe von EUR 25.000.000,00 (Vorjahr: TEUR 0), sowie sonstige Garantien in Höhe von EUR 765.445,00 (Vorjahr: TEUR 0) gegenüber der RAIFFEISENLANDESBANK NIEDERÖSTERREICH-WIEN AG, Wien.

Im Geschäftsjahr hat die Raiffeisen International verbundenen Unternahmen Rahmen in Höhe von EUR 307.965.072,13 zur Verfügung gestellt.

Offene Einzahlungsverpflichtungen auf das Stammkapital in Höhe von EUR 35.000,00 (im Vorjahr: TEUR 18) bestehen mit jeweils EUR 17.500,00 gegenüber der RISP Beteiligungs- und Finanzierungsmanagement GmbH, Wien, und der „RI-RBHU Holding GmbH", Wien.

Am Bilanzstichtag sind **Finanzinstrumente** in folgenden Bilanzpositionen erfasst:

	Währung	Nominalbetrag TWE	Beizulegender Zeitwert EUR	Bilanzposition	Buchwert EUR
Devisen-terminkäufe					
	HRK	873.240	1.365.656,31	-	-
	RSD	14.965.740	2.505.697,00	-	-
	RUB	10.717.920	-290.196,29	-	-
Devisen-termin-verkäufe					
	HRK	873.240	-924.643,67	-	-
	HUF	46.218	183.570,32	-	-
	CZK	3.418	124.358,50	-	-
Währungs-optionen					
Put	USD	400.000	702.750,12	Sonstige Vermögens-gegenstände	702.750,12
Call	USD	400.000	814.298,54	Sonstige Verbindlichkeiten	814.298,54

C. Erläuterungen zur Gewinn- und Verlustrechnung

Die **Umsatzerlöse** in Höhe von EUR 28.775.018,06 (Vorjahr: TEUR 27.419) resultieren zur Gänze aus Beratungs- und Verwaltungsleistungen. Die Umsatzerlöse verteilen sich nach geographischen Gesichtspunkten mit EUR 28.739.062,51 (Vorjahr: TEUR 27.387) auf Länder in Zentral- und Osteuropa und mit EUR 35.955,55 (Vorjahr: TEUR 32) auf Österreich.

Die **Sonstigen betrieblichen Aufwendungen** in Höhe von EUR 49.350.051,09 (Vorjahr: TEUR 36.549) beinhalten im Wesentlichen mit EUR 18.148.203,53 (Vorjahr: TEUR 11.490) EDV-Aufwendungen und mit EUR 16.719.848,26 (Vorjahr: TEUR 17.589) Rechts- Prüfungs- und Beratungsaufwendungen

Der **Personalaufwand** beträgt EUR 27.771.934,32 (Vorjahr: TEUR 15.483). Darin sind mit EUR 462.972,77 (Vorjahr: TEUR 247) Aufwendungen für Abfertigungen und Leistungen an betriebliche Mitarbeitervorsorgekassen enthalten, wovon EUR 173.592,98 (Vorjahr: TEUR 126) Leistungen an die Mitarbeitervorsorgekasse und EUR 289.379,79 (Vorjahr: TEUR 121) Aufwendungen für Abfertigungen betreffen.

Die **Steuern vom Einkommen** in Höhe von EUR 784.428,64 (Vorjahr: Steuergutschrift TEUR 5.463) setzen sich im Wesentlichen aus der Steuergutschrift aus der Steuerumlage in Höhe von EUR 1.648.901,24 (Vorjahr: TEUR 7.252) und aus Aufwendungen für ausländische Quellensteuern in Höhe von EUR 2.455.668, 28 (Vorjahr: TEUR 2.136) zusammen.

Die Gesellschaft ist seit dem Geschäftsjahr 2005 **Gruppenmitglied** innerhalb der Unternehmensgruppe gemäß § 9 KstG der Raiffeisen Zentralbank Österreich Aktiengesellschaft, Wien. Für das Geschäftsjahr 2006 weist die Gesellschaft eine Gutschrift aus der Steuerumlagenvereinbarung von gesamt EUR 2.320.610,80 aus. Eine Weiterverrechnung vom Gruppenträger (Aufwand) in Höhe von EUR 671.709,56 betrifft Nachverrechnungen für die Vorjahre.

D. Sonstige Angaben

Die Gesellschaft hat im Geschäftsjahr 2006 durchschnittlich 134 (Vorjahr: 99) Arbeitnehmer (Angestellte) beschäftigt.

Dem **Aufsichtsrat** gehörten im Berichtszeitraum folgende Mitglieder an:

Dr. Walter Rothensteiner (Vorsitzender)
Mag. Manfred Url (Vorsitzender-Stellvertreter)
Patrick Butler
Stewart Gager
Dr. Karl Sevelda
Peter Woicke

Bezüge des Aufsichtsrats:

Die Hauptversammlung hat am 7. Juni 2006 eine jährliche Vergütung für die Aufsichtsratsmitglieder in Höhe von TEUR 195 beschlossen und die Verteilung dem Aufsichtsrat übertragen. Der Aufsichtsrat hat in seiner Sitzung am 7. Juni 2006 folgende Verteilung festgelegt: Vorsitzender TEUR 40, Stellvertreter des Vorsitzenden TEUR 35, Mitglied des Aufsichtsrats TEUR 30. Sitzungsgelder wurden nicht gezahlt. Im Vorjahr wurden für den Aufsichtsrat TEUR 304 an Vergütungen aufgewendet. Darüber hinaus wurden im Geschäftsjahr 2006 keine zustimmungspflichtigen Verträge im Sinne von § 95 Abs. 5 Z 12 AktG mit Aufsichtsratsmitgliedern abgeschlossen.

Der **Vorstand** setzte sich im Geschäftsjahr 2006 wie folgt zusammen:

Komm.Rat Dkfm. Dr. Herbert Stepic (Vorsitzender)
Aris Bogdaneris
Dkfm. Rainer Franz
Mag. Martin Grüll
Mag. Peter Lennkh
Mag. Heinz Wiedner

Bezüge des Vorstands:

An den Vorstand der Raiffeisen International Bank-Holding AG wurden folgende Bezüge bezahlt:

Werte in TEUR	2006	2005
Fixe und erfolgsabhängige Bezüge	6.786	3.558
Zahlungen an Pensionskassen und Rückdeckungsversicherungen	100	50
Gesamt	**6.886**	**3.608**

In der Tabelle sind fixe und erfolgsabhängige Bezüge enthalten, darunter auch Entgelte für Organfunktionen bei verbundenen Unternehmen, Bonuszahlungen sowie Sachbezüge. Im Geschäftsjahr belief sich der Anteil der erfolgsabhängigen Gehaltsbestandteile inklusive eines Sonderbonus auf 58,5 Prozent (Vorjahr: 28,5 %).

Die Erfolgsabhängigen Gehaltsbestandteile der Vorstandsvergütung sind an die Erreichung der Unternehmensziele bei Gewinn nach Steuern, Return on Standard Capital und Cost Income Ratio sowie die Erreichung jährlich vereinbarter persönlicher Ziele geknüpft. Es kam bei den Grundsätzen für die Erfolgsbeteiligung zu keinen wesentlichen Änderungen gegenüber dem Vorjahr.

In 2006 wurden in Zusammenhang mit den getätigten Akquisitionen Bonuszusagen in Höhe von TEUR 4.750 beschlossen. Die geplanten Auszahlungen erfolgen frühestens 2009. Diese sind überwiegend von der Erreichung festgesetzter Ziel dieser Tochterunternehmen (Return on Standard Capital, Cost Income Ratio und Gewinn nach Steuern) abhängig. Im Vorjahr gab es keine derartigen Zusagen.

Weiters wurde dem Vorstand im Berichtsjahr vom Personalausschuss eine Altersvorsorge eingeräumt. Dafür wurde eine Rückstellung in Höhe von TEUR 2.000 gebildet.

Der Vorstandsvorsitzende ist unverändert in der Funktion als Vorstand der Raiffeisen Zentralbank Österreich Aktiengesellschaft, Wien, tätig. Die in der Tabelle angegebenen Bezüge decken diese Funktion, als auch die Funktion bei der Raiffeisen International ab. Die Raiffeisen International erstattet der RZB diese Bezüge anteilig.

Das Geschäftsjahr 2005 war von einem Einmaleffekt belastet. Es handelt sich dabei um Abfindungen für die vorzeitige Beendigung des Langzeit - Bonusprogramms, welches durch das neue Share Incentive Program abgelöst wurde.

Die Aufwendungen für Abfertigungen und Pensionen gliedern sich wie folgt:

Werte in TEUR	Pensionsaufwand	Abfertigungsaufwand
Vorstand	2.093	77
Arbeitnehmer	194	386
Gesamt	**2.287**	**463**

Zum 31. Dezember 2006 waren als **Prokuristen** (Vertretung gemeinsam mit einem Vorstandsmitglied oder einem weiteren Gesamtprokuristen) bestellt:

Ferenc Berszan
Dr. Kurt Bruckner
Dr. Roman Hager
Mag. Renate Kattinger
Mag. Susanne Langer
Dr. Herbert Maier
Mag. Susanna Mitter
Dr. Rudolf Vogl
Mag. Angelika Weiss

Die Gesellschaft steht mit der Raiffeisen-Landesbanken-Holding GmbH, Wien (oberstes Mutterunternehmen), und deren verbundenen Unternehmen in einem **Konzernverhältnis** und gehört deren **Vollkonsolidierungskreis** an. Der Konzerabschluss wird am Sitz der Gesellschaft hinterlegt. Weiters wird die Gesellschaft in den Konzernabschluss der Raiffeisen Zentralbank Österreich AG, Wien (als Unternehmen, das für den kleinsten Kreis von Unternehmen einen Konzernabschluss erstellt), einbezogen.

Da Aktien der Gesellschaft an einem geregelten Markt im Sinn des § 2 Z 37 BWG gehandelt werden, hat die Raiffeisen International zudem gemäß § 245 Abs 5 UGB einen Konzernabschluss für ihren Teilkonzern in Übereinstimmung mit den International Financial Reporting Standards aufzustellen. Die Konzernabschlüsse werden am Sitz der jeweiligen Gesellschaft hinterlegt.

Wien, am 28. Februar 2007

Raiffeisen International Bank-Holding AG

Dkfm. Dr. Herbert Stepic	Mag. Martin Grüll	Aris Bogdaneris
Dkfm. Rainer Franz	Mag. Peter Lennkh	Mag. Heinz Wiedner

Raiffeisen International Bank-Holding AG, Wien

Anlagenspiegel gem. § 226 (1) UGB

	Anschaffungs-kosten zum 1.1.2006	Zugänge	Um-buchungen im Geschäfts-jahr	Abgänge	Anschaffungs-kosten zum 31.12.2006	kumulierte Abschreibung	Buchwert 31.12.2006	Buchwert 31.12.2005	Jahres-ab-schreibun 2006
Immaterielle Vermögens-gegenstände									
Software und Lizenzen	52.970,63	79.637,50	42.460,64	0,00	175.068,77	-98.684,67	76.384,10	18.476,87	64.190,91
Geleistete Anzahlungen zu Software	42.460,64	188.153,94	-42.460,64	0,00	188.153,94	0,00	188.153,94	42.460,64	0,00
	95.431,27	**267.791,44**	**0,00**	**0,00**	**363.222,71**	**-98.684,67**	**264.538,04**	**60.937,51**	**64.190,91**
Sachanlagen									
Betriebs- und Geschäfts-ausstattung	48.929,21	13.103,41	0,00	0,00	62.032,62	-24.807,56	37.225,06	39.029,36	14.907,71
PKW (Betriebsstätte Tschechien)	0,00	20.309,51	0.00	0,00	20.309,51	0,00	20.309,51	0,00	0,00
Geringwertige Vermögens-gegenstände	0,00	12.532,93	0,00	-12.532,93	0,00	0,00	0,00	0,00	12.532,93
	48.929,21	**45.945,85**	**0,00**	**-12.532,93**	**82.342,13**	**-24.807,56**	**57.534,57**	**39.029,36**	**27.440,64**
Finanzanlagen									
Anteile an verbundenen Unternehmen	2.530.846.137,17	1.027.877.590,41	0,00	-239.518.174,80	3.319.205.552,78	-58.630.238,31	3.260.575.314,47	2.480.388.665,04	10.841.000,00
Beteiligungen	34.544.035,49	0,00	0,00	-34.544.035,49	0,00	0,00	0,00	34.544.035,49	0,00
Wertpapiere des Anlagevermögens	5.419,29	35.443,80	0,00	0,00	40.863,09	0,00	40.863,09	5.419,29	0,00
	2.565.395.591,95	**1.027.913.034,21**	**0,00**	**-274.062.210,29**	**3.319.246.415,87**	-58.630.238,31	**3.260.616.177,56**	**2.514.938.119,82**	**10.841.000,00**
	2.565.539.952,43	**1.028.226.771,50**	**0,00**	**-274.074.743,22**	**3.319.691.980,71**	**-58.753.730,54**	**3.260.938.250,17**	**2.515.038.086,69**	**10.932.631,55**

Anlage II

Darstellung der Anteile an verbundenen Unternehmen zum 31. Dezember 2006 gemäß § 238 (2) UGB

Anteile an verbundenen Unternehmen	WE	Beteiligung Mio WE	Anteil am Kapital %	Eigenkapital [1] gesamt TWE	Jahresergebnis [1] TWE
VAT Raiffeisen Bank Aval, Kiew	UAH	2.006,3	95,7	4.236.735	353.622
OAO Impexbank, Moskau	RUB	3.178,4	100,0	5.850.118	524.640
ZAO Raiffeisen Bank Austria, Moskau	RUB	9.846,6	100,0	17.736.732	3.590.257
Raiffeisenbank Austria d.d., Zagreb	HRK	1.617,5	75,0	3.429.092	395.195
Raiffeisen banka a.d., Belgrad	RSD	15.920,0	100,0	21.332.607	2.432.018
Raiffeisen Bank S.A., Bukarest	RON	1.190,1	99,5	1.260.618	186.641
RI-RBHU Holding GmbH, Wien	EUR	0,0	100,0	188.503	15.324
Raiffeisen Bank Polska S.A., Warschau	PLN	573,0	100,0	1.288.811	247.945
eBanka, Prag	CZK	1.184,5	100,0	1.555.504	14.822
Raiffeisen Bank Sh.a., Tirana	EUR	34,6	100,0	10.492.764	3.633.404
Raiffeisenbank d.d. Bosna i Hercegovina, Sarajevo	BAM	101,2	97,0	238.218	38.409
Raiffeisenbank a.s., Prag	CZK	1.843,1	51,0	5.172.882	562.212
Raiffeisen Krekova Banka d.d., Maribor	SIT	2.901,1	85,7	12.041.227	-2.657.294
Raiffeisenbank (Bulgaria) EAD, Sofia	BGN	94,9	100,0	248.025	66.970
Priorbank OAO, Minsk	BYR	64.815,0	63,1	332.671.578	58.133.389
Tatra Banka a.s., Bratislava	SKK	727,5	67,6	15.275.982	2.783.862
Raiffeisen Bank Kosovo J.S.C., Prishtina	EUR	27,7	100,0	44.073	10.752
Ukrainian Processing Center JSC, Kiew	UAH	0,2	100,0	22.468	13.136
RLI Holding Gesellschaft mbH, Wien	EUR	0,0	75,0	27.854	-11
Eastern European Invest Holding GmbH, Wien	EUR	0,0	100,0	17.017	53
RI Eastern European Finance B.V., Amsterdam	EUR	0,4	100,0	3.705	-1.090
Raiffeisen International GROUP IT GmbH, Wien	EUR	0,0	99,0	1.191	16
Raiffeisen International Liegenschaftsbesitz Holding GmbH, Wien	EUR	0,0	100,0	30	-5
RISP Beteiligungs- und Finanzierungsmanagement GmbH, Wien	EUR	0,0	100,0	1	-9
Raiffeisen Training Center Ltd., Zagreb	HRK	0,0	20,0	x	x
RI FINANCE (JERSEY) LIMITED, Channel Islands	EUR	0,0	100,0	-9	-9
GSI Group Software Investment AG, Zug	CHF	29,4	100,0	-3.456	839 [2]

[1] Die Werte des angeführten Eigenkapitals und des Jahresergebnisses werden bei den **inländischen Gesellschaften** aus den vorläufigen Jahresabschlüssen zum 31. Dezember 2006 entnommen. Bei den **ausländischen Gesellschaften** werden beim Eigenkapital und den Jahresergebnissen die Werte entsprechend International Financial Reporting Standards (IFRSs) zum 31. Dezember 2006 berücksichtigt.

[2] Das IFRS Reporting Package der GSI Group Software Investment AG, Zug, wird nicht in lokaler Währung, sondern in EUR geführt.





INVITATION

to Shareholders

to attend the

ORDINARY GENERAL MEETING OF SHAREHOLDERS

of

Raiffeisen International Bank-Holding AG
Company Register of the Commercial Court Vienna FN 122119m

which will take place in Hall A of the Austria Center Vienna, Bruno-Kreisky-Platz 1, 1220 Vienna, on Tuesday, 5 June 2006, at 10.00 hrs.

AGENDA

1. Presentation of the adopted financial statements and the management report and of the consolidated financial statements and the Group management report as at 31 December 2006, as well as of the report of the Supervisory Board on the 2006 business year.

2. Resolution regarding the appropriation of the balance-sheet profit shown as at 31 December 2006.

3. Resolution approving the acts of the members of the Managing Board during the 2006 business year.

4. Resolution approving the acts of the members of the Supervisory Board during the 2006 business year.

5. Resolution establishing the remuneration of the members of the Supervisory Board for the 2006 business year,

6. Election of the auditors for the financial statements and the consolidated financial statements for the 2007 business year.

7. Resolution on an increase of the nominal capital from company funds (capital adjustment) from EUR 434,517,391.31 by EUR 931,108.69 to EUR 435,448,500.00 by converting the corresponding partial amount of the committed capital reserve without issuing new shares for the purpose of smoothing out the share in the nominal capital due on each share.

8. Resolution revoking the authorization of the Managing Board (unused to date) pursuant to § 169 of the Austrian Joint Stock Companies Act to increase the nominal capital by a maximum of EUR 217,258,695.65 within five years after registration in the Company Register by issuing up to a maximum of 71,385,000 new ordinary bearer shares with voting rights. At the same the Managing Board is authorized to increase the nominal capital by a maximum of EUR 217,724,250.00 by issuing up to a maximum of 71,385,000 new ordinary bearer shares with voting rights within five years, after having the respective change in the Articles of Association recorded in the Company Register, against a contribution in cash and/or in kind, thereby maintaining the statutory subscription right due to shareholders, also by way of an indirect subscription right via a credit institute, pursuant

to § 153 (6) of the Austrian Joint Stock Companies Act, as well as to fix the offering price and the terms of the issue, with the approval of the Supervisory Board. The Supervisory Board or a committee thus authorized by the Supervisory Board is authorized to adopt amendments of the Articles of Association that result from utilizing the approved capital.

(Adjustment of current approved capital to the capital increase resolved under item 7).

9. Resolution regarding amendments of the Articles of Association in

   a) § 4 (Capital and Shares) in such a manner that in implementing item 7 of the agenda para. (1) will read as follow: "The share capital of the Company amounts to EUR 435,448,500.00. It is divided into 142,770,000 ordinary bearer shares with voting rights."

   b) § 4 (Capital and Shares) para. (5) (approved capital pursuant to the decision taken by the Ordinary General Meeting of Shareholders under item 8. of the agenda).

   c) § 19 (Final Provisions) to delete para. (1) which has become obsolete on account of the 2006 Amendment to the Austrian Take-Over Act. Para. (2) shall become para. (1).

10. Resolution authorizing the Managing Board to acquire own shares, pursuant to Section 65 (1), items 4 and 8, of the Austrian Joint Stock Companies Act, during a period of 18 months as of the date of the resolution on the acquisition of new shares, up to 10% of the nominal capital of the Company. The Managing Board is given the authorization to decide, with the approval of the Supervisory Board, on the sale of own shares by different means than the stock exchange or a public tender, to the exclusion of the shareholders' subscription right. The present authorization replaces the authorization, adopted by the General Meeting of Shareholders on 7 June 2006, to buy back own shares.

In accordance with § 15 of the Articles of Association, every shareholder is entitled to attend the present Ordinary General Meeting of Shareholders who – not later than 29 May 2007 – deposits his/her shares with the Company during its business hours, with an Austrian notary public or with the principal office of a domestic credit institution and leaves them there until the end of the General Meeting. The depositories are requested to submit the list of the deposited share certificates on the final depositing day to the Company (advance transmission to fax number +43(1)71707/1377). The shares will also be deemed to have been properly deposited if they are kept in a blocked securities deposit of another credit institution, with the approval of the aforementioned depository, until the end of the General Meeting.

The submission of a written proxy is required so that authorized representatives can exercise the voting right. The proxy shall be submitted to the Company and will be kept by the Company.

The financial statements, the management report, the consolidated financial statements, the Group management report, the Supervisory Board's report, the proposal for the appropriation of the profit, copies of the motions under agenda items 2 to 10 and the reports under agenda items 7 and 10 are available as of now at the registered office of the Company, as well as on its web site. These documents will also be available at the General Meeting.

THE MANAGING BOARD

Vienna, May 2007

Raiffeisen INTERNATIONAL
Member of RZB Group

ORDINARY GENERAL MEETING OF SHAREHOLDERS

of

Raiffeisen International Bank-Holding AG
Company Register of the Commercial Court Vienna FN 122119m

on 5 June 2007

AGENDA

1. Presentation of the adopted financial statements and the management report and of the consolidated financial statements and the Group management report as at 31 December 2006, as well as of the report of the Supervisory Board on the 2006 business year.

2. Resolution regarding the appropriation of the balance-sheet profit shown as at 31 December 2006.

3. Resolution approving the acts of the members of the Managing Board during the 2006 business year.

4. Resolution approving the acts of the members of the Supervisory Board during the 2006 business year.

5. Resolution establishing the remuneration of the members of the Supervisory Board for the 2006 business year,

6. Election of the auditors for the financial statements and the consolidated financial statements for the 2007 business year.

7. Resolution on an increase of the nominal capital from company funds (capital adjustment) from EUR 434,517,391.31 by EUR 931,108.69 to EUR 435,448,500.00 by converting the corresponding partial amount of the committed capital reserve without issuing new shares for the purpose of smoothing out the share in the nominal capital due on each share.

8. Resolution revoking the authorization of the Managing Board (unused to date) pursuant to § 169 of the Austrian Joint Stock Companies Act to increase the nominal capital by a maximum of EUR 217,258,695.65 within five years after registration in the Company Register by issuing up to a maximum of 71,385,000 new ordinary bearer shares with voting rights. At the same time, the Managing Board is authorized to increase the nominal capital by a maximum of EUR 217,724,250.00 by issuing up to a maximum of 71,385,000 new ordinary bearer shares with voting rights within five years, after having the respective change in the Articles of Association recorded in the Company Register, against a contribution in cash and/or in kind, thereby maintaining the statutory subscription right due to shareholders, also by way of an indirect subscription right via a credit institute, pursuant to § 153 (6) of the Austrian Joint Stock Companies Act, as well as to fix the offering price and the terms of the issue, with the approval of the Supervisory Board. The Supervisory Board or a committee thus authorized by the Supervisory Board is authorized to adopt amendments of the Articles of Association that result from utilizing the approved capital.

   (Adjustment of current approved capital to the capital increase resolved under item 7).

9. Resolution regarding amendments of the Articles of Association in

   a) § 4 (Capital and Shares) in such a manner that in implementing item 7 of the agenda para. (1) will read as follow: "The share capital of the Company amounts to EUR 435,448,500.00. It is divided into 142,770,000 ordinary bearer shares with voting rights."

   b) § 4 (Capital and Shares) para. (5) (approved capital pursuant to the resolution taken by the Ordinary General Meeting of Shareholders under item 8, of the agenda).

   c) § 19 (Final Provisions) to delete para. (1) which has become obsolete on account of the 2006 Amendment to the Austrian Take-Over Act. Para. (2) shall become para. (1).

10. Resolution authorizing the Managing Board to acquire own shares, pursuant to Section 65 (1), items 4 and 8, of the Austrian Joint Stock Companies Act, during a period of 18 months as of the date of the resolution on the acquisition of new shares, up to 10% of the nominal capital of the Company. The Managing Board is given the authorization to decide, with the approval of the Supervisory Board, on the sale of own shares by different means than the stock exchange or a public tender, to the exclusion of the shareholders' subscription right. The present authorization replaces the authorization, adopted by the General Meeting of Shareholders on 7 June 2006, to buy back own shares.

Vienna, May 2007

Motions to the
ORDINARY GENERAL MEETING OF SHAREHOLDERS

of

Raiffeisen International Bank-Holding AG
Company Register of the Commercial Court Vienna, file number FN 122119 m

on 5 June 2007

Agenda Item 2

"It is moved that the General Meeting adopt the following resolution:

RESOLUTION

In keeping with the proposal, submitted by the Managing Board, the balance-sheet profit shown as at 31 December 2006 in the amount of EUR 181,180,495.00 is appropriated as follows:

1. A dividend in the amount of EUR 0.71 per share is paid to the dividend-bearing shares, which amounts to a maximum total sum for distribution of EUR 101,366,700.00.
2. The remaining balance-sheet profit is carried forward to new account.
3. The dividend is paid out as of 13 June 2007."

Motions to the
ORDINARY GENERAL MEETING OF SHAREHOLDERS

of

Raiffeisen International Bank-Holding AG

Company Register of the Commercial Court Vienna, file number FN 122119 m

on 5 June 2007

Agenda Item 3

"It is moved that the General Meeting adopt the following resolution:

RESOLUTION

The acts of the Members of the Managing Board of Raiffeisen International Bank-Holding AG during the 2006 business year are approved."

Motions to the
ORDINARY GENERAL MEETING OF SHAREHOLDERS

of

Raiffeisen International Bank-Holding AG
Company Register of the Commercial Court Vienna, file number FN 122119 m

on 5 June 2007

Agenda Item 4

"It is moved that the General Meeting adopt the following resolution:

RESOLUTION

The acts of the Members of the Supervisory Board of Raiffeisen International Bank-Holding AG during the 2006 business year are approved."

Motions to the
ORDINARY GENERAL MEETING OF SHAREHOLDERS

of

Raiffeisen International Bank-Holding AG
Company Register of the Commercial Court Vienna, file number FN 122119 m

On 5 June 2007

Agenda Item 5

"It is moved that the General Meeting adopt the following resolution:

RESOLUTION

The Members of the Supervisory Board are granted remuneration for their activities during the 2006 business year in the total amount of EUR 330,000.00. The distribution of the remuneration is reserved to the Supervisory Board."

Motions to the
ORDINARY GENERAL MEETING OF SHAREHOLDERS

of

Raiffeisen International Bank-Holding AG
Company Register of the Commercial Court Vienna, file number FN 122119 m

on 5 June 2007

Agenda Item 6

"It is moved that the General Meeting adopt the following resolution:

RESOLUTION

KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungs-gesellschaft with registered offices in Vienna are appointed auditors of the financial statements and the consolidated financial statements for the 2007 business year."

Motions to the
ORDINARY GENERAL MEETING OF SHAREHOLDERS

of

Raiffeisen International Bank-Holding AG
Company Register of the Commercial Court Vienna, file number FN 122119 m

on 5 June 2007

Agenda Item 7

"It is moved that the General Meeting adopt the following resolution:

RESOLUTION

"To increase the nominal capital from company funds (capital adjustment) from EUR 434,517,391.31 by EUR 931,108.69 to EUR 435,448,500.00 by converting the corresponding partial amount of the committed capital reserve without issuing new shares."

Motions to the
ORDINARY GENERAL MEETING OF SHAREHOLDERS

of

Raiffeisen International Bank-Holding AG

Company Register of the Commercial Court Vienna, file number FN 122119 m

on 5 June 2007

Agenda Item 8

"It is moved that the General Meeting adopt the following resolution:

RESOLUTION

a) The authorization of the Managing Board, resolved at the Ordinary General Meeting of Shareholders on 07 June 2006, pursuant to § 169 of the Austrian Joint Stock Companies Act to increase the nominal capital within five years up to a maximum of EUR 217,258,695.65 by issuing a maximum of 71,385,000 ordinary bearer shares with voting rights is revoked.

b) The Managing Board is authorized pursuant to § 169 of the Austrian Joint Stock Companies Act to increase the nominal capital within five years by a maximum of EUR 217,724,250.00 after having the respective change in the Articles of Association recorded in the Company Register, by issuing up to a maximum of 71,385,000 new ordinary bearer shares with voting rights against a contribution in cash and/or in kind, thereby maintaining the statutory subscription right due to shareholders, also by way of an indirect subscription right via a credit institute pursuant to § 153 para. (6) of the Austrian Joint Stock Companies Act, as well as to fix the offering price and the terms of the issue, with the approval of the Supervisory Board. It shall also be the responsibility of the Managing Board to select, with the approval of the Supervisory Board, the credit institute, if any, to be entrusted with the indirect exercise of the subscription right. Choosing a company affiliated with the Company shall be admissible. However, the credit institute shall be obliged to offer the new shares resulting from the capital increase to the shareholders with subscription rights.

c) The Supervisory Board or a committee thus authorized by the Supervisory Board is authorized to adopt amendments of the Articles of Association that result from the approved capital."

Motions to the
ORDINARY GENERAL MEETING OF SHAREHOLDERS

of

Raiffeisen International Bank-Holding AG
Company Register of the Commercial Court Vienna, file number FN 122119 m

on 5 June 2007

Agenda Item 9

"It is moved that the General Meeting adopt the following resolution:

RESOLUTION

The Articles of Association of Raiffeisen International Bank-Holding AG are amended as follows:

a)§ 4 (Capital and Shares) para. (1) to read as follows:

The share capital of the Company amounts to EUR 435,448,500.00. It is divided into 142,770,000 ordinary bearer shares with voting rights.

b)§ 4 (Capital and Shares) para. (5) to read as follows:

The Managing Board is authorized to increase the nominal capital by a maximum of EUR 217,724,250.00 within five years, after having the respective change in the Articles of Association recorded in the Company Register, by issuing up to a maximum of 71,385,000 new ordinary bearer shares against a contribution in cash and/or in kind, possibly in several tranches, thereby maintaining the statutory subscription rights due to shareholders, also by way of an indirect subscription right via a credit institute, pursuant to § 153 (6) of the Austrian Joint Stock Companies Act, as well as to fix the offering price and the terms of the issue, with the approval of the Supervisory Board. The Supervisory Board or a committee thus authorized by the Supervisory Board is authorized to adopt amendments of the Articles of Association that result from the approved capital.

c) § 19 (Final Provisions) para. (1) to be deleted; para. (2) to become para. (1)"

Motions to the
ORDINARY GENERAL MEETING OF SHAREHOLDERS

of

Raiffeisen International Bank-Holding AG
Company Register of the Commercial Court Vienna, file number FN 122119 m

on 5 June 2007

Agenda Item 10

"It is moved that the General Meeting adopt the following resolution:

RESOLUTION

1. The General Meeting authorizes the Managing Board, pursuant to the provisions of the Austrian Joint Stock Companies Act, to acquire and, without having to seize again the General Meeting in advance, possibly to redeem own shares. The amount of the shares to be acquired or already acquired must not exceed 10% of the respective nominal capital of the Company. The authorization to acquire own shares is limited to 18 months as of the resolution by the General Meeting.

2. The lowest countervalue to be paid when buying back shares is EUR 1 (one), the highest countervalue to be paid when buying back shares must not be more than 10% of the mean, non-weighted price at market close obtained on the 10 trading days preceding the exercise of the present authorization.

3. Both, the present resolution and the buy-back program based on it, as well as a possible resale program, together with their duration, shall be published.

4. The Managing Board is authorized, with the approval of the Supervisory Board, to decide on the sale of own shares by different means than the stock exchange or a public tender, to the exclusion of the shareholders' subscription right. The subscription right may only be excluded if own shares are sold as consideration upon the acquisition of companies or shares in companies or for the purpose of implementing a program of staff participation or a share option plan for the staff of the Company, senior staff members and members of the Managing Board of the Company and of the companies affiliated to it. The Supervisory Board is involved on the basis of the Austrian Joint Stock Companies Act, the Articles of Association and the Internal Rules of the Supervisory Board."

This authorization replaces the authorization adopted by the last General Meeting on 7 June 2006 under agenda item 9 on the acquisition and utilization of own shares and, regarding utilization, also refers to the portfolio of own shares already acquired by the company."

Report of the Managing Board of Raiffeisen International Bank-Holding AG Vienna, company register: FN 122119 m pursuant to § 2 (5) of the Capital Adjustment Act on the planned capital increase from company funds

In the course of the Ordinary General Meeting of Shareholders of Raiffeisen International Bank-Holding AG, convened for 5 June 2007, a capital increase from company funds (capital adjustment) is to be resolved. In this connection, the Managing Board of Raiffeisen International Bank-Holding AG submits the following report for presentation to the General Meeting, pursuant to the provisions of the Capital Adjustment Act:

1. The nominal capital of Raiffeisen International Bank-Holding AG amounts to EUR 434,517,391.31 and is divided into 142,770,000 ordinary bearer shares with voting rights. The shares have been issued as individual share certificates.

   After dividing the nominal capital by the number of issued shares, the share of each ordinary bearer share amounts to EUR 3.043478261 (when calculated down to nine digits after the decimal point).

2. The proposed capital increase from company funds serves the purpose of smoothing out the pro-rata share in the nominal capital to EUR 3.05, thus to a sum expressed in a full amount for the euro cents.

3. The capital adjustment is based on the established financial statements as at 31 December 2006, which received the unqualified audit certificate from KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Vienna, who were the auditors of the company's financial statements.

   The financial statements, established as at 31 December 2006, comprise non-committed reserves, which qualify for conversion pursuant to the Capital Adjustment Act. These, in turn, include, inter alia, committed capital reserves in the amount of EUR 669,977,082.54.

4. The Managing Board proposes to increase the nominal capital with retro-active effect as at 31 December 2006 from company funds from the current amount of EUR 434,517,391.31 by EUR 931,108.69 to EUR 435,448,500.00 by converting the respective sub-amount, shown in the

financial statements as committed capital reserve, from company funds without issuing new shares (capital adjustment).

The nominal capital of Raiffeisen International Bank-Holding AG would thus be structured as follows as at 31 December 2006:

Balance-sheet as at 31 December 2006	Before capital increase from company funds, in EUR	After capital increase from company funds, in EUR
I. Nominal capital	434,517,391.31	435,448,500.00
II. Capital reserves		
1. committed	669,977,082.54	669,045,973.85
2. non-committed	97,066,398.80	97,066,398.80
III. Profit reserves		
1. Statutory reserves		
2. Other reserves (non-committed reserves)	5,000,000.00	5,000,000.00
	983,780,717.89	983,780,717.89
IV. Balance-sheet profit	181,180,495.00	181,180,495.00

5. The increase of the nominal capital from company funds is carried out pursuant to § 4 (1) of the Capital Adjustment Act without issuing new shares.

   The Managing Board shall report the resolution by the General Meeting concerning this capital increase from company funds to the company registrar. As of the registration in the company register, the capital increase shall apply for the benefit of all shareholders, on a pro-rata basis in relation to their share in the company, without there being any need for further steps to be taken on the part of either the company or the shareholders.

   After carrying out this capital increase measure, the pro-rata amount of nominal capital due on each issued share shall be EUR 3.05, which is obtained when dividing the increased nominal capital by the (unchanged) number of issued shares.

6. The committed capital reserves, which remain after the capital increase from company funds, amount to EUR 669,045,973.85, and thus exceed the statutory minimum requirements (i.e. 10% of the nominal capital - § 2 (3) of the Capital Adjustment Act) by a multiple factor.

7. Shareholders are requested to refer to the management report on the 2006 business year concerning the position of Raiffeisen International Bank-Holding AG as at 31 December 2006.

8. No material changes have occurred in the assets, as well as in the earnings and financial situation of Raiffeisen International Bank-Holding AG since the reporting date for the financial statements which are used as a basis for the present report, that would oppose the capital increase measure described in item 4.

9. The capital increase from company funds is made from own funds for which capital tax duty has already been paid. The capital increase from company funds is thus not subject to payment of any further capital tax duty.

Vienna, date: 02. May 2007

The Managing Board of
Raiffeisen International Bank-Holding AG

This document contains information about how the shares that are bought back by the company for the share incentive plan are not allowed to receive a dividend.

Bericht des Vorstandes
der Raiffeisen International Bank-Holding AG, Wien
zum Tagesordnungspunkt 10
der ordentlichen Hauptversammlung am 5. Juni 2007

Bericht gemäß § 65 Abs. 1b AktG iVm § 153 Abs. 4 AktG über den Ausschluss des Bezugsrechtes der Aktionäre bei einer Veräußerung von gemäß § 65 AktG erworbenen eigenen Aktien

In der ordentlichen Hauptversammlung der Raiffeisen International Bank-Holding AG („RI") am 5. Juni 2007 soll unter Tagesordnungspunkt 10 dem Vorstand der RI die Ermächtigung erteilt werden, eigene Aktien der Gesellschaft gemäß § 65 Abs 1 Z 4 und Z 8 AktG zu erwerben; der Anteil der zu erwerbenden und der bereits erworbenen eigenen Aktien darf 10 % des jeweiligen Grundkapitals der Gesellschaft nicht übersteigen. Der Vorstand der RI soll weiters ermächtigt werden, mit Zustimmung des Aufsichtsrates zur Veräußerung der eigenen Aktien eine andere Art als über die Börse oder durch ein öffentliches Angebot unter Ausschluss des Bezugsrechtes der Aktionäre zu beschließen. Diese Ermächtigung soll die in der Hauptversammlung vom 7. Juni 2006 diesbezüglich erteilte Ermächtigung zum Rückkauf bzw. zur Veräußerung eigener Aktien ersetzen, die mit einer Laufzeit von 18 Monaten ab dem Termin der letzten Hauptversammlung befristet ist.

Die Gesellschaft ist im Falle eines Erwerbs eigener Aktien in der Lage, die gemäß § 225 Abs 5 UGB vorgeschriebene Rücklage für eigene Anteile zu bilden, ohne dass das Nettoaktivvermögen das Grundkapital und eine nach Gesetz oder Satzung gebundene Rücklage unterschreitet. Der Ausgabebetrag auf sämtliche ausgegebenen Aktien wurde voll eingezahlt.

Der Vorstand erstattet entsprechend den gesetzlichen Bestimmungen gemäß § 153 Abs. 4 AktG iVm § 65 Abs. 1b AktG den nachfolgenden Bericht über den möglichen Ausschluss des Bezugsrechtes der Aktionäre im Zusammenhang mit einer allfälligen Veräußerung von gemäß § 65 AktG zulässig erworbenen eigenen Aktien.

1. Ermächtigung zum Erwerb und Veräußerung gemäß § 65 Abs. 1 Z 4 AktG:

Die Beteiligung von Mitarbeitern an der Gesellschaft erhöht die Identifikation der Mitarbeiter mit der RI bzw. der RI-Gruppe. Die Aktienbeteiligung stellt einen über leistungsorientierte Gehaltsbestandteile hinausgehenden Leistungsanreiz dar und soll Schlüsselkräfte an die RI-Gruppe dadurch binden, dass sie von einer positiven Entwicklung der RI-Gruppe profitieren können.

Der Vorstand der RI hat daher mit Zustimmung des Aufsichtsrates bereits im August 2005 ein so genanntes „Share Incentive Program" („SIP") eingerichtet und dieses Programm mit einer auf die neuen Rahmenbedingungen ausgerichteten Tranche für das Jahr 2006 entsprechend prolongiert. Das SIP räumt – ähnlich einer klassischen Aktienoption – den Begünstigten das Recht ein, bedingt durch das Erreichen der im SIP jeweils festgelegten Performancekriterien nach Ablauf einer Bindungsfrist von RI eine bestimmte Anzahl an RI-Aktien zugeteilt zu erhalten.

Die näheren Bedingungen des SIP wurden für die Tranche 2005 am 9. August 2005 und 13. August 2005 und für die Tranche 2006 am 28. Juli 2006 jeweils gemäß § 95 Abs. 6 iVm § 159 Abs. 2 Z 3 AktG in der "Wiener Zeitung" veröffentlicht.

Der Vorstand geht davon aus, dass es auch in Zukunft sinnvoll sein wird, den SIP oder ähnliche Programme durchzuführen und beabsichtigt grundsätzlich, den SIP auch im laufenden Geschäftsjahr 2007 mit einer neuen Tranche zu prolongieren; die Festsetzung aller Bedingungen der Veräußerung darf nur mit Zustimmung des Aufsichtsrates oder eines vom Aufsichtsrat dazu ermächtigten Ausschusses erfolgen.

Zur Bedienung der mit dem SIP (oder ähnlicher künftiger Programme) den Begünstigten eingeräumten Rechte auf eine bedingte Zuteilung von RI-Aktien ist es – insoweit die Gesellschaft nicht von ihrem Recht zur Barablöse Gebrauch machen will – sinnvoll, wenn nicht wirtschaftlich geboten, dass die Gesellschaft eigene Aktien zum Zweck der Weitergabe an den Kreis der Begünstigten erwirbt.

Die Veräußerung bzw. Zuteilung von solcherart erworbenen Aktien der RI an Arbeitnehmer, leitende Angestellte und Mitglieder des Vorstands der Gesellschaft und der mit ihr verbundenen Unternehmen bringt zwar mittelbar einen Effekt mit sich, der mit dem Ausschluss des Bezugsrechtes der Aktionäre vergleichbar ist, stellt jedoch gemäß § 153 Abs 5 AktG von Gesetzes wegen einen ausreichenden Grund für die Veräußerung „auf andere Art als über die Börse oder durch öffentliches Angebot" dar.

2. Ermächtigung zum Erwerb und Veräußerung gemäß § 65 Abs. 1 Z 8 AktG:

In der Strategie der Gesellschaft nimmt die Expansion in Mittel- und Osteuropa auch durch künftige Akquisitionen einen bedeutenden Platz ein; das schließt den Erwerb bestehender Unternehmen, Betriebe, Teilbetriebe oder von Anteilen an Gesellschaften zur Vorbereitung eines Markteintritts oder zur Festigung einer bereits bestehenden Marktstellung mit ein, um so eine raschere Präsenz auf dem jeweiligen Markt zu ermöglichen, wobei auf einem bereits bestehenden Kundenstock aufgebaut werden kann und mit den lokalen Gegebenheiten vertraute Mitarbeiter übernommen werden.

Beim Erwerb von Unternehmen, Betrieben, Teilbetrieben oder Anteilen an Gesellschaften kann es zweckmäßig oder notwendig sein, eigene Aktien als Gegenleistung zu verwenden oder als Gegenleistung auszugeben, um entweder Aktionäre der jeweiligen Zielgesellschaf-

ten abzufinden oder - wenn es der Verkäufer vorzieht - anstelle von Bargeld Aktien der RI zu erhalten.

Es ist daher situationsabhängig denkbar, dass durch die Gewährung eigener Aktien strategisch wichtige Transaktionen entweder überhaupt erst ermöglicht oder auch ein günstigerer Kaufpreis erzielt wird als bei Barzahlung. Weiters würde jedenfalls der Liquiditätsbedarf einer derartigen Akquisition reduziert und die Abwicklung der Transaktion beschleunigt werden, da bestehende Aktien verwendet werden können und nicht erst im Wege einer Kapitalerhöhung neues Kapital beschafft werden muss.

Ebenso ist möglich, dass die Eigentümer einer Zielgesellschaft ihre Beteiligung als Sacheinlage in die RI einbringen und als Gegenleistung für die Einbringung mit bestehenden eigenen Aktien abgefunden werden.

Gerade die Einbringung von Sacheinlagen setzt in der Regel den Ausschluss des Bezugsrechts der Aktionäre voraus, da das einzubringende Vermögen in seiner Zusammensetzung meist einmalig ist (wie z.B. Anteile an einem für die Gesellschaft strategisch wichtigen Unternehmen) und nicht von allen Aktionären eingebracht werden kann.

Als Bestandteil der Bedingungen des Erwerbs einer Beteiligung dürfte die Veräußerung der eigenen Aktien sowie die Festsetzung der Bedingungen der Veräußerung auf der Grundlage des Aktiengesetzes, der Satzung und der Geschäftsordnung für den Aufsichtsrat und den Vorstand in diesen Fällen nur mit der Zustimmung des Aufsichtsrates erfolgen.

Zusammenfassung:

Bei Vorliegen der in diesem Bericht beschriebenen Voraussetzungen ist der durch die Veräußerung der eigenen Aktien mittelbar bewirkte Ausschluss des Bezugsrechtes nach Meinung des Vorstandes erforderlich, gerechtfertigt und verhältnismäßig.

Aus den vorstehend angeführten Gründen soll der Vorstand daher von der Hauptversammlung gemäß § 65 Abs. 1b AktG ermächtigt werden, eigene Aktien auf andere Weise als über die Börse oder durch öffentliches Angebot zu veräußern.

Wien, im Mai 2007

Comparison of the Articles of Association

	current version	new version
§ 4 (1)	The share capital of the Company amounts to EUR 434,517,391.31. It is divided into 142,770,000 ordinary bearer shares with voting rights.	The share capital of the Company amounts to EUR 435.448.500.00. It is divided into 142,770,000 ordinary bearer shares with voting rights.
§ 4 (5)	The board of management is authorized, within five years after the registration of the relevant amendment of the articles of association in the company register, to increase the capital of the Company by up to EUR 217,258,695.65 in one or more tranches by issuing up to 71,385,000 new ordinary bearer shares against a contribution in cash and/or in kind, and to determine the offering price and the terms of the issue with the approval of the supervisory board. The supervisory board, or a committee authorized by it, is authorized to adopt amendments of the articles of association resulting from the issue of shares from the approved capital.	The board of management is authorized, within five years after the registration of the relevant amendment of the articles of association in the company register, to increase the capital of the company by up to EUR 217,724,250.00 in one or more tranches by issuing up to 71,385,000 new ordinary bearer shares against a contribution in cash and/or in kind, thereby maintaining the statutory subscription rights due to shareholders, also by way of an indirect subscription right via a credit institute, pursuant to § 153 (6) of the Austrian Joint Stock Companies Act, as well as to fix the offering price and the terms of the issue, with the approval of the Supervisory Board. The supervisory board, or a committee authorized by it, is authorized to adopt amendments of the articles of association resulting from the issue of shares from the approved capital.
§ 19 (1)	The deduction of 15 percent for mandatory offers pursuant to Section 26 para. 1 of the Takeover Act (ÜbG) provided is excluded.	§19 Abs. (1): Unless otherwise provided herein, the provisions of the Stock Corporation Act as amended shall apply.
(2)	Unless otherwise provided herein, the provisions of the Stock Corporation Act as amended shall apply.	

NOTE: This is a translation into English of the Articles of Association of Raiffeisen International Bank-Holding AG, only the German original is valid and effective

ARTICLES OF ASSOCIATION
of Raiffeisen International Bank-Holding AG
(the "Company")

as amended by the resolution adopted on 7 June 2006

§ 1
COMPANY AND SEAT

(1) The Company shall have the name

Raiffeisen International Bank-Holding AG

(2) The Company´s seat shall be in Vienna.

§ 2
PURPOSE OF THE COMPANY

(1) The purpose of the company is the acquisition of participations in domestic or foreign business enterprises of any kind, the acquisition, possession, and management, particularly in the capacity as managing shareholder, as well as the administration of such participations as a holding company, including in particular participations in banks and financial institutions engaged in international business having their seat in Austria or abroad.

(2) Further purposes of the company are:

a) Consulting and management services of any kind for the business enterprises in which participations have been acquired or in companies which are otherwise affiliated with the Company;

b) The development and administration of national and international projects as well as the purchase and sale of real property;

c) Services of any kind which are directly or indirectly connected with the purpose of the Company, including in particular management services and services in the field of automatic data processing and information technology.

(3) The Company shall not engage in any business activity requiring a licence from the banking supervisory authority.

§ 3
NOTICES

(1) Notices by the Company shall be published in the "Amtsblatt zur Wiener Zeitung". Notices may also be published on a publicly accessible internet site provided that this method of publication is in compliance with statutory requirements.

(2) Requests or notices to any of the shareholders, to the extent required by law or the articles of association and unless otherwise provided by law, can validly be made or given by sending a registered letter to the current address of the shareholder or its authorised representative.

§ 4
CAPITAL AND SHARES

(1) The share capital of the Company amounts to EUR 434,517,391.31. It is divided into 142,770,000 ordinary bearer shares with voting rights.

(2) The shares are issued in the form of no-par shares.

(3) Shares issued in connection with future capital increases may be bearer shares or registered shares. Unless the resolution on the capital increase provides otherwise, the shares shall be bearer shares.

(4) The right to demand individual share certificates is excluded. In case share certificates, dividend or renewal coupons or interim certificates are issued, their form and content shall be determined by the board of management with the consent of the chairman of the supervisory board. To the extent permitted by law, the shares issued by the Company can be represented by global certificates.

(5) The board of management is authorized, within five years after the registration of the relevant amendment of the articles of association in the company register, to increase the capital of the Company by up to EUR 217,258,695.65 in one or more tranches by issuing up to 71,385,000 new ordinary bearer shares against a contribution in cash and/or in kind, and to determine the offering price and the terms of the issue with the approval of the supervisory board. The supervisory board, or a committee authorized by it, is authorized to adopt amendments of the articles of association resulting from the issue of shares from the approved capital.

§ 5
BODIES OF THE COMPANY

The bodies of the company are the board of management (§ 6), the supervisory board

(§ 9), and the general meeting of shareholders (§ 14).

§ 6
BOARD OF MANAGEMENT

(1) The board of management of the Company shall consist of a minimum of two and a maximum of seven members who shall be appointed by the supervisory board for terms of office of up to 5 (five) years. Repeated terms of office are permitted.

(2) The members of the board of management shall not be allowed, without the approval of the supervisory board or the responsible committee, to accept offices as members of the supervisory board, or board of management or as managers of companies which are not affiliates of the Company within the meaning of Section 244 para. 2 Commercial Code (HGB).

(6) Persons who have reached the age of 68 years shall not be appointed members of the board of management or appointed for a further term of office.

§ 7
INTERNAL RULES OF THE BOARD OF MANAGEMENT

The board of management shall appoint a chairman from among its members whose vote shall be the casting vote. The board of management may appoint one or two deputy chairmen who shall not have a casting vote.

§ 8
REPRESENTATION OF THE COMPANY

(1) The Company shall be represented by two members of the board of management or by one member of the board of management acting jointly with a person having a statutory power of attorney (Prokura). Subject to statutory restrictions, the Company shall also be represented by two persons each having statutory power of attorney (Prokura) acting jointly.

(2) No person shall have single signing power for the entire scope of business of the Company.

§ 9
SUPERVISORY BOARD

(1) The company shall have a supervisory board consisting of a minimum of three and of a maximum of ten members who shall be elected by the general meeting of shareholders or appointed by the shareholders pursuant to § 9 para. 2.

(2) The shareholder Raiffeisen Zentralbank Österreich Aktiengesellschaft shall have the right to appoint up to one third of the members of the supervisory board which shall be elected by the general meeting of shareholders. In addition, further persons nominated by Raiffeisen Zentralbank Österrreich Aktiengesellschaft may be elected as members of the supervisory board by the general meeting of shareholders.

(3) No term of office of any member of the supervisory board shall continue beyond the end of the general meeting of shareholders at which such member is released from liability in respect of the fourth business year following such member's election not counting the year in which the election took place. Re-election is permitted.

(7) Members who have reached the age of 75 years shall not be appointed members of the supervisory board or re-elected for a further term.

(8) Persons holding more than 8 offices as supervisory board members in companies listed on the stock exchange shall not be elected members of the supervisory board. The chairmanship in the supervisory board of a company listed on the stock exchange shall count twice. The general meeting of shareholders may waive this restriction by a simple majority of votes to the extent permitted by law. Each nominated person holding more supervisory board offices or chairmanships in companies listed on the stock exchange shall disclose this fact to the general meeting of shareholders.

(6) A person shall cease to be a member of the supervisory board in case of death, revocation of the appointment or resignation by the member giving notice in writing. The notice shall be submitted to the chairman of the supervisory board, and in case he is prevented, to the deputy ranking first among the deputies in the order in which they were elected and who is not prevented.

(9) If any supervisory board member retires prior to the expiration of his term of office, a replacement member shall be elected as soon as possible but not later than at the next ordinary general meeting of shareholders, if this is required in order to comply with legal provision or appropriate for the due fulfilment of the supervisory board´s responsibilities.

§ 10
INTERNAL RULES OF THE SUPERVISORY BOARD

(1) The supervisory board shall elect among its members a chairman and up to three deputy chairmen. The term of office of the chairman and his deputy chairmen shall

correspond to their respective term of office as members of the supervisory board. If the chairman or one of his deputy chairmen retires during his term of office, the supervisory board shall hold an election at its next meeting.

(2) Meetings of the supervisory board shall be convened by the chairman, and in case he is prevented, by the deputy ranking first among the deputies in the order in which they were elected who is not prevented, by letter, facsimile, or e-mail.

(3) The supervisory board shall hold at least four meetings within each business year, taking place on a quarterly basis.

(4) Any member of the supervisory board can authorise another member to represent him at a meeting and to exercise his voting rights. For this purpose a proxy shall be issued in writing. Any member of the supervisory board can represent more than one member at a meeting. The represented member shall not be counted when calculating the quorum of a meeting. The chairmanship function cannot be delegated to another member.

(5) If a member of the supervisory board is prevented from attending a meeting of the supervisory board for important reasons, he may give a written authorization to a person not being a member of the supervisory board to represent him at a certain meeting of the supervisory board or any of its committees. An authorization submitted by facsimile shall be sufficient if the original is submitted subsequently. The authorized person may also submit a written vote of the member prevented from attending the meeting.

(6) The supervisory board shall be entitled to appoint committees from among its members. Their tasks and powers shall be determined by the supervisory board. The committees can also be given the authority to adopt resolutions.

(7) If the supervisory board consists of more than five members it shall appoint an audit committee for the purpose of examining and preparing the adoption of the annual financial statements, the proposal for the distribution of the profit, and the management report. The audit committee shall also examine the consolidated financial statements, if any, as well as the proposal for the selection of an auditor, and it shall report on these matters to the supervisory board.

(8) The supervisory board shall adopt bylaws regulating its activities and those of its committees.

§ 11
RESOLUTIONS ADOPTED BY THE SUPERVISORY BOARD

(1) The supervisory board has a quorum if at least half of its members who are representing shareholders and were either nominated by shareholders or elected by the general meeting of shareholders, or at least three of them, are present at the meeting.

(2) The resolutions of the supervisory board require a simple majority of the votes, unless these articles of association or the bylaws of the supervisory board (§ 10 para. 8) provide otherwise. In the event of a tied vote (also in elections), the chairman presiding the meeting of the supervisory board shall have a casting vote. The deputies shall have not have a casting vote. Resolutions adopted by a casting vote shall be considered resolutions aopted by a simple majority. The chairman presiding the meeting shall determine the voting procedure.

(3) Resolutions of the supervisory board may also be adopted in writing or by telefax or e-mail, by telephone or by similar means of communication, provided that none of the members of the supervisory board objects. § 11 para. 2 shall apply to such resolutions, provided that the required majorities shall be calculated on the basis of the total number of the members of the supervisory board.

§ 12
RESPONSIBILITIES OF THE SUPERVISORY BOARD

(1) The supervisory board controls the management of the company. It adopts the bylaws for the board of management regulating, among others things, the matters for which the approval of the supervisory board pursuant to Section 95 paa 5 AktG is required.

(2) The supervisory board is authorised to adopt resolutions regarding changes of the wording, but not the contents, of the articles of association. This responsibility may be delegated to the committees.

§ 13
REIMBURSEMENT OF THE SUPERVISORY BOARD MEMBERS

(1) The members of the supervisory board may receive remuneration for their activities which shall be in line with their duties and the situation of the Company. It shall be determined by the general meeting of shareholders.

(2) The members of the supervisory board shall be reimbursed for expenses incurred in the fulfilment of their duties.

§ 14
GENERAL MEETING OF SHAREHOLDERS

(1) The general meeting of shareholders shall take place at the Company's headquarters.

(2) It shall be convened by the board of management or by the supervisory board at least 21 days before the general meeting of shareholders.

(3) The ordinary general meeting of shareholders shall be held once a year within seven months after the end of the previous business year.

(4) The Company shall have the right to have audio and/or video recordings of the general meeting of shareholders made and to broadcast them. The decision to broadcast the general meeting and in what form shall be taken by the chairman of the general meeting.

§ 15
RIGHT OF ATTENDANCE AND VOTING

(1) Attendance of the general meeting of shareholders shall be restricted to the shareholders who have deposited their shares in due time during normal business hours at a notary public or at the headquarters of an Austrian credit institution during the time period set out below until the end of the general meeting.

(2) The deposit of the shares shall be made in time so as to ensure that there are at least three working days between the date of the deposit and the date of the general meeting of shareholders. The shareholders must be granted at least fourteen days from the invitation in order to make the deposit, the day of the publication of the invitation not included. If the last day of this period falls on a Sunday or on a public holiday the following working day shall also be available for making the deposit.

Saturdays, Good Fridays and December 24 (Christmas Eve) shall be deemed public holidays for the purpose of these Articles.

(3) The deposit of the shares shall also be deemed to have been duly made if, with the approval of a depository as set out in § 15 para. 1, the share certificates are held for the depository in a blocked securities deposit account another credit institution until the general meeting of shareholders has ended.

(4) Unless the shares are placed on deposit with the Company pursuant to § 15 para. 1, a confirmation regarding the deposit shall be submitted to the Company not later than one day after expiry of the period for making the deposit.

(5) Each share shall have one vote.

§ 16
INTERNAL RULES OF THE GENERAL MEETING

(1) The general meeting of shareholders shall be presided over by the chairman of the supervisory board or, in case he is prevented, by the deputy ranking first among the deputies in the order in which they were elected who is not prevented. In the event that none of these persons are present or prepared to chair the meeting, the notary public attending the meeting in order to certify the minutes of the meeting shall hold an election for a chairman of the general meeting. If in the course of this election the required majority is not obtained, another ballot shall take place between the two candidates having the highest number of votes. In case of a parity of votes the lot shall decide.

(2) The chairman of the general meeting of shareholders shall preside over the meeting, determine the manner of voting and the sequence of items on the agenda.

(3) Unless mandatory legal provisions provide otherwise, the general meeting of shareholders shall pass resolutions by a simple majority of the votes cast, and in cases in which in addition to the majority of votes a majority of capital is required, by a simple majority of the share capital represented at the time of voting.

(4) The shareholders can exercise their voting rights in person or by proxy. The proxy shall be in writing. It shall be submitted to the Company, where it shall be kept in custody.

§ 17
BUSINESS YEAR AND ANNUAL REPORT

(1) The business year of the Company shall be the calendar year.

(2) Within the time period provided by law the board of management shall prepare the annual accounts plus annex and the consolidated annual accounts for the preceding business year as well as the annual report and the consolidated annual report, to have them examined by an auditor (Section 271 HGB) and to present them to the supervisory board together with the auditor's report and a proposal for the distribution of the profits.

§ 18
DISTRIBUTION OF PROFITS

(1) The distribution of the profits shall be resolved by the general meeting of shareholders.

(2) Unless the general meeting of shareholders resolves otherwise, dividends shall be payable 10 days after the general meeting of shareholders.

(3) The dividends for the shareholders shall be distributed pro rata to the number of shares. Payments for shares made during any business year shall be taken into account pro rata to the time period elapsed since the payment. For the issue of new shares the distribution of the profits can be resolved in a different manner, including the payment of dividends from the beginning of the business year during which the new shares are issued.

(4) Dividends not collected within three years following the due date shall be forfeited to the statutory reserve of the Company.

§ 19
FINAL PROVISIONS

(1) The deduction of 15 percent for mandatory offers pursuant to Section 26 para. 1 of the Takeover Act (ÜbG) provided is excluded.

(2) Unless otherwise provided herein, the provisions of the Stock Corporation Act as amended shall apply.

END